
13001477

RH

RESTORATION HARDWARE

Received SEC

JUN 17 2013

Washington, DC 20549

2012 ANNUAL REPORT

NOTICE OF 2013 ANNUAL SHAREHOLDER MEETING AND PROXY STATEMENT



Dear Shareholders:

2012 marked the best year ever for RH. We achieved record financial results while delivering upon our growth initiatives, including the expansion of our product offering and services and the transformation of our real estate. We successfully completed our initial public offering in November 2012, which further strengthened the Company's capital structure and ability to pursue our growth strategy.

We are proud of our accomplishments and believe this is only the beginning. We are innovators – willing to destroy today's reality to create tomorrow's future. We value innovation and boldly go where no company has gone before. Innovation is at the core of everything we do. We have been a leader in innovation in the home furnishings market and believe that our unique position will only continue to strengthen in the future.

We believe our brand stands alone and is changing the landscape of the highly fragmented $143 billion home furnishings market. Over the past four years, our compounded revenues have grown in excess of 24%, significantly outpacing our peers and the overall home furnishings market. We have essentially doubled the size of the Company from $626 million in net revenue in fiscal 2009 to almost $1.2 billion in fiscal 2012 – this is even more exceptional given the fact that we decreased our retail footprint to 71 Galleries from 95 Galleries during this same period. We are disrupting the home furnishings market and believe we are well positioned to gain further share in the years to come.

Our ability to curate and integrate new products, businesses and experiences has contributed to our strong brand position and market leadership. The growth in both the depth and breadth of our product offering drove our 25% net revenue increase to $1.193 billion in fiscal 2012, on top of a 24% increase in 2011. Adjusted EBITDA increased 20% to $96.6 million during fiscal 2012 as we continued to leverage our overall occupancy costs and SG&A expenses. Adjusted net income for the year increased 43% and reached $37.7 million, or $1.01 per diluted share. We are extremely pleased with our progress this year, including our financial results, the significant upgrades we made to our infrastructure to support our growth, our real estate transformation and the launch of our new products and businesses.

Over the last few years, RH has transformed into an entirely new brand and business with one of the most dominant and exclusive luxury home furnishings collections in the marketplace. We have completely reconceptualized the retail experience, from 6,000 selling square feet locations with multiple units in a market displaying the same assortment, to architecturally dramatic 20,000+ selling square feet Full Line Design Galleries with an exclusive product assortment, unique lifestyle presentations and customer experiences. We have also developed a next-generation direct platform that allows us to test and scale new businesses quickly with minimal capital investment.

As we look toward the future, we remain focused on our long-term growth initiatives and strategy, which include the expansion of our offering and services and the transformation of our real estate. While still in the early stages, we are very excited about these initiatives and believe they represent extraordinary long-term value-creation opportunities for our Company.

While the expansion of our assortment has enabled us to drive significant growth to date, less than 20% of our current assortment is displayed in our retail Galleries. Today, we have an assortment with revenue potential that could be more than three times as large as our current business, but the assortment is trapped in an undersized real estate portfolio. The real estate transformation into our Full Line Design Gallery concept is the key to unlocking the value of our assortment and it remains one of our highest priorities. During the first year of operation, our first two Full Line Design Galleries in Los Angeles and Houston experienced store demand growth of 90% and 60%, respectively. They continue to outperform and are delivering store demand growth in excess of 25% since their first anniversary. Our new Full Line Design Gallery in Scottsdale has delivered store demand growth in excess of 90% since its opening in November 2012. In April 2013, we opened our largest Gallery to date at The Historic Museum of Natural History in Boston. This is our best expression of the RH brand today and represents the next evolution of our customer experience. Also in April 2013, we opened our fifth Full Line Design Gallery in Indianapolis. Initial customer response in these two locations has also been ahead of our expectations.

We believe there is an opportunity to open Full Line Design Galleries in more than 50 key markets in North America over time. We plan to open new Full Line Design Galleries in Greenwich, Connecticut, and Atlanta in 2014; and we have identified locations and are in active lease negotiations in over 20 markets including New York, Chicago, Miami, Denver and San Diego, to name a few. The next-generation Full Line Design Galleries will be larger to accommodate our expanded furniture and Small Spaces assortments, Baby & Child, Objects of Curiosity and Tableware products, in addition to any future new businesses. Landlords have embraced our new Full Line Design Galleries with great enthusiasm and are currently offering anchor tenant leases in some of the most prestigious retail shopping centers in North America. We expect these new opportunities to result in more predictable timing for executing our real estate transformation, higher developer contributions to our build-outs, and lower rent per square foot, all of which should drive higher sales, increased earnings, lower capital investment and higher ROIC than our previously targeted store economics. Our real estate transformation is still in the very early stages and we believe there is a long runway ahead that will allow us to drive sustainable and profitable growth for many years to come.

We continue to expand our product offering as reflected in the breadth and depth of our assortment. We recently introduced our Spring 2013 collection across six Source Book titles totaling over 1,600 pages. Our Interiors and Small Spaces Source Books include the addition of new furniture collections and finishes, the expansion and presentation of color across our upholstered furniture and textiles collections, and dramatic new lighting collections highlighted throughout the books. In addition, we introduced two new businesses, RH Objects of Curiosity and RH Tableware, which we believe represent significant long-term growth opportunities for RH. Further, our newest business, RH Contemporary Art, acquired the first edition of Rain Room by rAndom International, arguably one of the most admired pieces of modern art in recent history, with exclusive showing rights in North America. This piece made its U.S. debut in May 2013 and is on display at The Museum of Modern Art in New York through July 2013. We plan to launch our first freestanding art gallery in the Chelsea Arts District of New York City and our online platform in Fall 2013.

We have never been more confident in the strategic direction we have chosen for our Company. We have a disruptive and powerful business model that we believe will drive significant market share gains and support our financial goals for many years to come. We believe we have dominant product assortments and exclusive products across all categories, and are offering tremendous value and superior service. We have significant real estate opportunities with very attractive lease economics. We have made investments in our infrastructure that will continue to leverage as we grow. Each of these attributes positions us for strong top-line growth, operating margin expansion and improved returns on invested capital for the long term.

All of our accomplishments in 2012 would not have been possible without the strong commitment, relentless effort and tremendous hard work of every member of TeamResto as well as the outstanding support of our Board of Directors, all of our artisan partners, service partners, landlords and customers – we thank each and every one of you. We also would like to welcome all of our new shareholders – we are excited about the future of RH and look forward to updating you all on our progress.

Sincerely,



Carlos Alberini
Chief Executive Officer



Gary Friedman
Chairman Emeritus, Creator & Curator

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws and includes financial measures not prepared in accordance with generally accepted accounting principles (GAAP). See the discussion under "Special Note Regarding Forward-Looking Statements and Market Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K included in this Annual Report for matters to be considered in this regard including reconciliations of non-GAAP financial measures to their closest GAAP equivalent.

NOTICE OF 2013 ANNUAL MEETING AND PROXY STATEMENT

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RESTORATION HARDWARE HOLDINGS, INC.

15 Koch Road, Suite J
Corte Madera, CA 94925

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

to be held on:
June 27, 2013
11:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2013 Annual Meeting of Stockholders, which will be held at 11:00 a.m. (Pacific Time) on June 27, 2013, at the St. Regis Hotel located at 125 3rd Street, San Francisco, California 94103.

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the two nominees named in the proxy statement to Restoration Hardware Holdings, Inc.'s board of directors;
2. To ratify the appointment of PricewaterhouseCoopers LLP as Restoration Hardware Holdings, Inc.'s independent registered public accounting firm for the 2013 fiscal year; and
3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on May 10, 2013 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (415) 945-4998.

Each share of stock that you own represents one vote, and your vote as a stockholder of Restoration Hardware Holdings, Inc. is very important. For questions regarding your stock ownership, you may contact Investor Relations at (415) 945-4998 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

Carlos Alberini
Chief Executive Officer

Corte Madera, California
June 5, 2013

Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

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RESTORATION HARDWARE HOLDINGS, INC.
2013 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information about Solicitation and Voting

The accompanying proxy is solicited on behalf of the board of directors of Restoration Hardware Holdings, Inc. (the "Company") for use at the Company's 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the St. Regis Hotel located at 125 3rd Street, CA 94103 on June 27, 2013, at 11:00 a.m. (Pacific Time), and any adjournment or postponement thereof. The proxy statement was first mailed to stockholders on or about June 5, 2013.

Proxy Statement

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on two proposals. The proposals are:

1. The election to our board of directors of the two nominees named in this proxy statement; and
2. The ratification of the appointment of PricewaterhouseCoopers LLP ("PWC") as our independent registered public accounting firm for the 2013 fiscal year.

What is the recommendation of the board of directors on each of the proposals scheduled to be voted on at the Annual Meeting?

The board of directors recommends that you vote **FOR** each of the nominees to the board of directors (Proposal 1), and **FOR** the ratification of the appointment of PWC as our independent registered public accounting firm for the 2013 fiscal year (Proposal 2).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of the Company, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by our board of directors will have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, May 10, 2013, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were outstanding and entitled to vote 38,856,251 shares of the Company's common stock.

Stockholder of Record: Shares Registered in Your Name

If on May 10, 2013, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares.

As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on May 10, 2013, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote in person—we will provide a ballot to stockholders who attend the Annual Meeting and wish to vote in person;
- vote via the Internet or via telephone—instructions are shown on your proxy card; or
- vote by mail—if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Pacific Time, on June 26, 2013. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors (Proposal 1). For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary

authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the matters voted upon. Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the election of directors, nor will the broker be authorized to vote on Proposal 2. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal 1.* Each director must be elected by a plurality of the votes cast, meaning the votes "FOR" a director must exceed the number of votes cast "FOR" any other candidate.
- *Proposal 2.* Approval of Proposal 2 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on this proposal at the Annual Meeting and present in person or represented by proxy.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of any proposal. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Who is paying for this proxy solicitation?

The Company is paying the costs of the solicitation of proxies. We have retained Broadridge ICS to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $7,500, plus reasonable out-of-pocket expenses.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of the Company (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Where can I find the voting results?

The final results will be tallied by the inspector of elections and filed with the Securities and Exchange Commission (the "SEC") in a current report on Form 8-K within four business days of the Annual Meeting.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the distribution of rights and responsibilities of our board of directors and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect our board of directors, which is responsible for the general governance of our company, including selection and oversight of key management; and management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *www.ir.restorationhardware.com*, by clicking on "Corporate Governance."

Code of Business Conduct and Code of Ethics

We have adopted a code of business conduct and code of ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Copies of these codes are available on our investor relations website, accessible through our principal corporate websites at *www.restorationhardware.com* and *www.rh.com*. We expect that any amendments to the codes, or any waivers of their requirements, will be disclosed on our website or as required by applicable law or New York Stock Exchange ("NYSE") listing requirements.

Composition of our Board of Directors

Our board of directors consists of seven directors, including our Chief Executive Officer, and we expect to add two additional members to our board of directors. Our certificate of incorporation provides that, subject to any rights applicable to any then outstanding preferred stock and the terms of our stockholders agreement, our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships. Subject to any rights applicable to any then-outstanding preferred stock and the terms of the stockholders agreement, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our board of directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year's annual meeting of stockholders. Ms. Chaya and Mr. Demilio serve as Class I directors with an initial term expiring in 2013. Mr. Mottola and Mr. Sternlicht serve as Class II directors with an initial term expiring in 2014. Mr. Alberini, Mr. Chu and Mr. Forrest serve as Class III directors with an initial term expiring in 2015.

Selection Arrangements

Under the stockholders agreement that we entered into with Home Holdings, LLC in connection with our initial public offering, Home Holdings currently has the right to nominate two members to our board of directors. Home Holdings' equity interests are held by (i) CP Home Holdings, LLC, an investment entity managed by funds affiliated with Catterton Management Company, LLC, (ii) Tower Three Home LLC, an investment fund managed by Tower Three Partners, LLC, and (iii) funds affiliated with Glenhill Capital Management LLC. In this proxy statement, we refer to Catterton, Tower Three and Glenhill as our "Principal Equity Holders."

"Controlled Company" Status

After the May 10, 2013 record date of the Annual Meeting, certain stockholders of the Company, including Home Holdings, sold shares of our common stock in a follow-on public offering which closed on May 20, 2013. As result of the sale of these shares by Home Holdings, we ceased to be a "controlled company" under NYSE listing rules.

Under applicable NYSE listing rules, once we are no longer a controlled company, (i) we must have at least one independent member on our nominating committee and at least one independent member on our compensation committee by the date on which we ceased to be a controlled company; (2) we must have at least a majority of independent members on each such committee within 90 days of the date on which we ceased to be a controlled company; (3) we must have fully independent committees within one year of the date on which we cease to be a controlled company; and (4) we must have a majority of independent directors on the board of directors within one year of the date on which we ceased to be a controlled company. Our board of directors intends to take all action necessary to comply with the applicable NYSE listing rules.

Board Meetings

Our board of directors and its committees meet throughout the year, and also hold special meetings and act by written consent from time to time. Our board of directors held a total of six meetings during fiscal 2012. All of the directors attended at least 75% of the meetings, other than Barry Sternlicht, who attended one of the two board meetings held during fiscal 2012 after his appointment in November 2012.

Agendas and topics for board and committee meetings are developed through discussions among management and members of our board of directors and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us.

Board Leadership Structure

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating committee. Each of these committees reports to our board of directors as it deems appropriate and as our board of directors may request.

With respect to the roles of Chairman of our board of directors and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and our board of directors exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of our succession planning process. Currently the roles are separated, with Mr. Alberini serving as Chief Executive Officer and Mr. Chu serving as Chairman of our board of directors. Our Corporate Governance Guidelines provide the flexibility for our board of directors to modify our leadership structure in the future as appropriate. We believe that our company is well served by this flexible leadership structure.

Board Independence

In April 2013, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that each of Mr. Demilio, Mr. Mottola and Mr. Sternlicht is an "independent director," as defined under the rules of the NYSE.

Board's Role in Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in Our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Director Compensation

We compensate our non-management directors other than designees of Home Holdings as follows:

- an annual fee of $120,000, paid quarterly in advance;
- a fee of $2,500 or $1,500 for each meeting attended in-person or telephonically, respectively;
- an annual fee of $25,000 for our audit committee members, with the chair receiving $50,000; $20,000 for our compensation committee members, with the chair receiving $35,000; and $15,000 for our nomination committee members, with the chair receiving $25,000; and
- an annual grant of restricted stock with an aggregate value equal to $125,000 based on the closing price of our common stock on the date of grant, which shares shall vest in full one year after the date of grant.

Mr. Chu and Mr. Forrest, as designees of Home Holdings, and Mr. Alberini and Ms. Chaya, as Company employees, are not participants in any director compensation program, but all directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors.

Summary Compensation Table

The following table shows the compensation earned by our directors during fiscal 2012.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(2)	All Other Compensation	Total
Eri Chaya	$ —	$ —	$3,850,312(3)	$3,850,312
J. Michael Chu	$ —	$ —	$ —	$ —
Mark Demilio	$157,500	$374,976	$ —	$ 532,476
William Forrest	$ —	$ —	$ —	$ —
Thomas Mottola	$ 38,750	$124,992	$ —	$ 163,742
Barry Sternlicht	$ 36,250	$124,992	$ —	$ 161,242
Frederick Wilson (4)	$112,500	$349,992	$ —	$ 462,492

(1) At February 2, 2013, the following non-employee directors each held stock awards covering the following aggregate numbers of shares:

Name	Stock Awards (number of shares)
Mark Demilio	15,624
Thomas Mottola	5,208
Barry Sternlicht	5,208

(2) Reflects the aggregate grant date fair value of the awards of stock made in fiscal 2012, computed in accordance with FASB ASC 718.

(3) Ms. Chaya did not receive compensation in her role as director in fiscal 2012. This amount reflects compensation to Ms. Chaya for services in her role as an executive officer in the following amounts:

Benefits and Payments	Amount
Salary	$ 488,461
Non-Equity Incentive Compensation Plan	$ 40,005
Discretionary Bonus	$ 3,250
Stock Awards (a)	$2,599,446
Option Awards (b)	$ 688,154
Auto allowance	$ 6,000
Total	$3,850,312

(a) In connection with the Reorganization, as described below, Ms. Chaya received 196,232 shares of stock under our 2012 Equity Replacement Plan. The amount disclosed reflects the aggregate grant date fair value

of all of the stock awards made to Ms. Chaya recorded in connection with the Reorganization, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(b) Reflects the aggregate grant date fair value of the grants of options to purchase 95,600 shares of common stock made in fiscal 2012, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(4) Mr. Wilson resigned from our board of directors in October 2012.

THE BOARD AND ITS COMMITTEES

There are three primary committees of our board of directors: the audit committee, the compensation committee and the nominating committee. Our board of directors has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The board committees regularly report on their activities and actions to the full board of directors. Each member of the audit committee, the compensation committee and the nominating committee was appointed by our board of directors. Each of the board committees has a written charter approved by our board of directors and available on our website at *www.ir.restorationhardware.com*, by clicking on "Corporate Governance."

The following table shows our current directors, their independence status, their roles on our board of directors and its committees, and the number of meetings our board of directors and each of its committees held in fiscal 2012. The two members of the compensation committee also held several informal meetings during fiscal 2012.

Director	Independent	Board	Audit	Compensation	Nominating
Carlos Alberini	No	Member			
Eri Chaya	No	Member			
J. Michael Chu	No	Chair		Chair	
Mark Demilio	Yes	Member	Chair		
William Forrest	No	Member		Member	Chair
Thomas Mottola	Yes	Member	Member	Member	
Barry Sternlicht	Yes	Member			Member
Number of Meetings in Fiscal 2012		6	4	2	0

= Member = Chair

Audit Committee

The audit committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm the independence of its members from its management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related-person transactions.

Our audit committee consists of Mr. Demilio and Mr. Mottola. Rule 10A-3 of the Exchange Act and NYSE rules require us to have at least three audit committee members, all of whom are independent, within one year of the date of the listing of our common stock on the NYSE. Our board of directors has affirmatively determined that Mr. Demilio and Mr. Mottola meet the definition of "independent director" for purposes of serving on an

audit committee under Rule 10A-3 and NYSE rule. In addition, our board of directors has determined that Mr. Demilio qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. We intend to comply with the requirement that there be at least three members on the audit committee within the time period specified by the NYSE rules.

Our board of directors has adopted a written charter for the audit committee, which is available on our investor relations website, accessible through our principal corporate websites at *www.restorationhardware.com* and *www.rh.com.*

Compensation Committee

The compensation committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) appointing and overseeing any compensation consultants.

Our compensation committee consists of Mr. Chu, Mr. Forrest and Mr. Mottola. Our board of directors adopted a written charter for the compensation committee, which is available on our investor relations website, accessible through our principal corporate websites at *www.restorationhardware.com* and *www.rh.com.*

Nominating Committee

The nominating committee is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating committee consists of Mr. Forrest and Mr. Sternlicht. Our board of directors adopted a written charter for the nominating committee, which is available on our investor relations website, accessible through our principal corporate websites at *www.restorationhardware.com* and *www.rh.com.*

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The nominating committee will consider candidates submitted by the Company's stockholders, as well as candidates recommended by directors and management, for nomination to our board of directors. The nominating committee considers qualities in candidates such as the highest personal and professional integrity, demonstrated exceptional ability and judgment, broad experience in business, finance or administration, familiarity with the retail industry, ability to serve the long-term interests of the Company's stockholders and sufficient time available to devote to the affairs of the Company. The nominating committee further reviews and assesses the activities and associations of each candidate to ensure there is no legal impediment, conflict of interest, or other consideration that might hinder or prevent service on our board of directors. In making its selection, the nominating committee bears in mind that the foremost responsibility of a director of a company is to represent the interests of the stockholders as a whole.

"Election of Directors—Nominees for Director" below includes the key individual attributes, experience and skills of each of the director nominees submitted for election under Proposal 1 that led to the conclusion that each director should serve as a member of our board of directors at this time.

Stockholder Proposals for Nominees

The nominating committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in the nominating committee's charter regarding director nominations. The nominating committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the nominating committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted in writing and must be received by the Corporate Secretary between February 5, 2014 and April 7, 2014 to ensure adequate time for meaningful consideration by the nominating committee. Each submission must include the following information:

- The candidate's name, age, business address and residence address;
- the candidate's biographical information, including educational information, principal occupation or employment, past work experience (including all positions held during the past five years), personal references, and service on boards of directors or other material positions that the candidate currently holds or has held during the prior three years;
- the class and number of shares of the Company which are beneficially owned by the candidate;
- any potential conflicts of interest that might prevent or otherwise limit the candidate from service as an effective member;
- any other information pertinent to the qualification of the candidate;
- the name and record address of the stockholder making the resignation; and
- the class and number of shares of the Company which are beneficially owned by such stockholder and the period of time such shares have been held, including whether such shares have been held for in excess of one year prior to the date of the recommendation.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to our board of directors for next year's annual meeting is described in this proxy statement under "Additional Information—Stockholder Proposals for the 2014 Annual Meeting."

Contacting the Board

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to our board of directors or to individual directors, as relevant, and make copies of such correspondence available to our board of directors or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with the Company's policy regarding accounting complaints and concerns.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board currently consists of seven directors, two of whom, the Class I directors, are nominated and standing for election at the Annual Meeting. Each director is elected to serve a three-year term.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to the Company cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by our board of directors. Alternatively, our board of directors may reduce the size of our board of directors. Each nominee has consented to serve as a director if elected, and our board of directors does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

At the recommendation of the nominating committee, our Board has nominated the following nominees listed below to serve as Class I directors for the term beginning at the Annual Meeting. The names of each nominee for director, their ages as of June 27, 2013, and other information about each nominee are shown below.

Nominee	Age	Director Since
Eri Chaya	39	2012
Mark Demilio	57	2009

Eri Chaya was appointed to our board of directors on November 1, 2012. Ms. Chaya has served as our Chief Creative Officer since April 2008. Before becoming our Chief Creative Officer, Ms. Chaya was our Vice President of Creative, starting in July 2006. From February 2004 to June 2006, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency. From May 2000 to February 2004, Ms. Chaya was a creative director at Banana Republic, a clothing retailer. Ms. Chaya was selected to our board of directors because she possesses particular knowledge and experience in product development, marketing, advertising and design.

Mark Demilio has served as a member of our board of directors since September 2009. Mr. Demilio has been a member of the board of directors of Cosi, Inc., a publicly traded national restaurant chain, since April 2004. He served as Chairman of the board of directors of Cosi from March 2010 to December 2011 and served as interim Chief Executive Officer of Cosi from September 2011 to December 2011. From April 2004 until he was named Chairman of the board of directors of Cosi, Mr. Demilio served as Chairman of the company's audit committee. From December 2000 until his retirement in October 2008, Mr. Demilio served as the Chief Financial Officer of Magellan Health Services, Inc., a publicly traded managed specialty healthcare company that manages the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. Mr. Demilio has also been the Chief Financial Officer of Youth Services International, Inc., a financial analyst for CareFirst BlueCross BlueShield of Maryland and a certified public accountant with Arthur Andersen LLP. He was a principal officer of Magellan Health Services, Inc. and 88 of its affiliates, which commenced a case on March 11, 2003, under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. These companies emerged from Chapter 11 on January 5, 2004. Mr. Demilio was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations and board practices of other major corporations.

THE BOARD RECOMMENDS A VOTE "*FOR*" ELECTION OF EACH OF THE TWO NOMINATED DIRECTORS.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed PricewaterhouseCoopers LLC ("PWC") as the Company's principal independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for fiscal year 2013. The audit committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this appointment of PWC is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the audit committee will review its future selection of PWC as the Company's independent registered public accounting firm.

The audit committee first approved PWC as our independent auditors in fiscal 2008.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, PWC. These services and fees are also reviewed with the audit committee annually. In accordance with standard policy, PWC periodically rotates the individuals who are responsible for the Company's audit. The Company's audit committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of PWC.

In addition to performing the audit of the Company's consolidated financial statements, PWC provided various other services during fiscal years 2012 and 2011. The Company's audit committee has determined that PWC's provision of these services, which are described below, does not impair PWC's independence from the Company. The aggregate fees billed for fiscal years 2012 and 2011 for each of the following categories of services are as follows:

Fees Billed to the Company	2012	2011
Audit fees (1)	$ 804,395	$ 594,939
Audit related fees (2)	$1,133,087	$ 576,271
Tax fees (3)	$ 109,700	—
All other fees (4)	—	—
Total fees	$2,047,182	$1,171,210

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Exchange Act, and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of the Company's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with the Company's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were approved by the audit committee.

THE BOARD RECOMMENDS A VOTE "*FOR*" APPROVAL OF PROPOSAL 2

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of the Company's audit committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act of 1933 unless and only to the extent that the Company specifically incorporates it by reference.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for the year ended February 2, 2013 with the Company's management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm ("*PwC*").

2. The Audit Committee has also discussed with PwC the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T regarding "*Communication with Audit Committees.*"

3. The Audit Committee also has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence from the Company.

4. Based on the reviews and discussions referred to above, the Audit Committee recommended to our board of directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2013 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the board of directors for the fiscal year ended February 2, 2013.

Mark Demilio Thomas Mottola

MANAGEMENT

Below is a list of the names and ages, as of May 10, 2013 of the following persons and a description of the business experience of each of them.

Directors and Executive Officers	Age	Position
Carlos Alberini	57	Chief Executive Officer and Director
Karen Boone	39	Chief Financial Officer
Ken Dunaj	46	Chief Operating Officer
Eri Chaya	39	Director
J. Michael Chu	55	Director
Mark Demilio	57	Director
William Forrest	52	Director
Thomas Mottola	64	Director
Barry Sternlicht	52	Director
Advisor		
Gary Friedman	55	Chairman Emeritus, Creator and Curator

Directors and Executive Officers

Carlos Alberini joined us as a Co-Chief Executive Officer in June 2010 and was appointed as the sole Chief Executive Officer in October 2012. He has also been a director since June 2010. Prior to joining us, he was President and Chief Operating Officer of Guess?, Inc. ("Guess"), a publicly traded specialty retailer of apparel and accessories, from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the board of directors of Guess from December 2000 to September 2011. From October 1996 to December 2000, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP, an audit firm. Mr. Alberini's former employer, Guess, was subject to a tax audit and assessment proceeding in Italy seeking additional tax payments from a Guess subsidiary in Italy. There was a related proceeding by a prosecutor in Italy with respect to three current and former members of the Guess Europe management team as well as Mr. Alberini who signed certain of the Guess tax returns in Italy for the relevant periods. We have been advised by our Italian counsel that tax audits in Italy involving proposed income adjustments greater than €2 million (which is the case for the Guess audit in question) are automatically referred to a public prosecutor who may choose to pursue charges against individuals rather than against the affected companies under Italian law. In January 2013, Guess stated that to avoid a potentially long and costly litigation process, it reached an agreement (which remains, in part, subject to final documentation) with the Italian tax authority, which covered fiscal years 2008 through 2013. Guess has agreed to provide legal defense costs to all the named individuals. Mr. Alberini's employment agreement provides that he will serve as our Chief Executive Officer and as a member of our board of directors. Mr. Alberini was selected to our board of directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations.

Karen Boone joined us as our Chief Financial Officer in June 2012. From December 1996 to June 2012, Ms. Boone worked for Deloitte & Touche LLP, an accounting and consulting firm, where she most recently served as an audit partner. Before becoming an audit partner in 2010, she served as a senior manager in Deloitte's audit practice from 2005 to 2010 and as a manager from 2002 to 2005. Her entire career at Deloitte was spent specializing in service to retail and consumer products companies.

Ken Dunaj has served as our Chief Operating Officer since May 2006. From August 2005 to May 2006, Mr. Dunaj served as Senior Vice President, Global Logistics, for Williams-Sonoma, Inc., a specialty retailer of products for the home. From September 2000 to August 2005, Mr. Dunaj held various other positions at Williams-Sonoma, including Vice President, Distribution. Prior to joining Williams-Sonoma, Mr. Dunaj held various positions at Toys "R" Us, Inc., Genesis Direct, Inc., Reebok International Ltd. and NIKE, Inc.

Advisor

Gary Friedman was appointed Chairman Emeritus, Creator and Curator on an advisory basis in October 2012. He previously served as Chairman and Co-Chief Executive Officer from June 2010 to October 2012, and as our Chief Executive Officer from March 2001 to June 2010. He served as a member on our board of directors from March 2001 to October 2012. Prior to joining us, from 1988 to 2001, Mr. Friedman worked for Williams-Sonoma, Inc., a specialty retailer of products for the home, where he served in various capacities, including as President and Chief Operating Officer from May 2000 to March 2001, as Chief Merchandising Officer and President of Retail Stores from 1995 to 2000 and as Executive Vice President and President of the Williams-Sonoma and Pottery Barn brands from 1993 to 1995. Prior to joining Williams-Sonoma, Mr. Friedman spent eleven years with The Gap, Inc., a specialty retailer, in various management positions.

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: retail merchandising; marketing and advertising; furniture and consumer goods; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people management; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of our Chief Executive Officer.

Eri Chaya was appointed to our board of directors on November 1, 2012. Ms. Chaya has served as our Chief Creative Officer since April 2008. Before becoming our Chief Creative Officer, Ms. Chaya was our Vice President of Creative, starting in July 2006. From February 2004 to June 2006, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency. From May 2000 to February 2004, Ms. Chaya was a creative director at Banana Republic, a clothing retailer. Ms. Chaya was selected to our board of directors because she possesses particular knowledge and experience in product development, marketing, advertising and design.

J. Michael Chu was appointed to our board of directors in June 2008. Mr. Chu serves as a Managing Partner of Catterton Partners, a leading consumer-focused private equity firm he co-founded in 1989. Mr. Chu serves on the board of directors of Bloomin' Brands, Inc., a Nasdaq-listed restaurant business, and the board of directors of Baccarat, a luxury crystal manufacturer and brand listed on the NYSE Euronext, Paris, as well as other private company boards. Prior to forming Catterton Partners, Mr. Chu held a variety of senior management positions with The First Pacific Company and its various subsidiaries, including as Vice President and Corporate Treasurer of First Pacific in Hong Kong, and as Chief Financial Officer and Chief Operating Officer of various operating companies owned or controlled by First Pacific in both the United States and Europe. First Pacific is a Hong Kong publicly listed investment and management company where he was employed from 1983 to 1989. Prior to First Pacific he was Assistant Treasurer at Allied Bank International from 1980 to 1983. Mr. Chu was selected to our board because he possesses particular knowledge and experience both in the United States and globally, in supporting high-growth consumer businesses.

Mark Demilio has served as a member of our board of directors since September 2009. Mr. Demilio has been a member of the board of directors of Cosi, Inc., a publicly traded national restaurant chain, since

April 2004. He served as Chairman of the board of directors of Cosi from March 2010 to December 2011 and served as interim Chief Executive Officer of Cosi from September 2011 to December 2011. From April 2004 until he was named Chairman of the board of directors of Cosi, Mr. Demilio served as Chairman of the company's audit committee. From December 2000 until his retirement in October 2008, Mr. Demilio served as the Chief Financial Officer of Magellan Health Services, Inc., a publicly traded managed specialty healthcare company that manages the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. Mr. Demilio has also been the Chief Financial Officer of Youth Services International, Inc., a financial analyst for CareFirst BlueCross BlueShield of Maryland and a certified public accountant with Arthur Andersen LLP. He was a principal officer of Magellan Health Services, Inc. and 88 of its affiliates, which commenced a case on March 11, 2003, under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. These companies emerged from Chapter 11 on January 5, 2004. Mr. Demilio was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations and board practices of other major corporations.

William Forrest was first appointed to our board of directors in June 2008. Since November 2007, he has been the Founder and Managing Partner of Tower Three Partners, LLC, a private equity firm. Since April 2008, he has been a member of the board of directors of Magellan Health Services, Inc., a publicly traded managed specialty healthcare company that manages the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. He served as the Non-Executive Chairman of Cosi, Inc., a publicly traded national restaurant chain, from December 2006 through November 2007. He served as the Executive Chairman of Cosi from April 2003 until December 2006. Prior to joining Cosi, Mr. Forrest was a Managing Director leading the restructuring group and serving on the management committee at Gleacher & Co., an investment bank, from 2001 until 2004. Throughout his career, he has served in executive management, investment banking and investor roles with organizations in a variety of industries including healthcare, manufacturing and food services. Mr. Forrest was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

Thomas Mottola was appointed to our board of directors on November 1, 2012. In 2003, Mr. Mottola founded The Mottola Company, a company specializing in multimedia, entertainment, communications, branding, licensing and consulting, and has been its Chairman and Chief Executive Officer since that time. From 1993 to 2003, Mr. Mottola served as Chairman and Chief Executive Officer of Sony Music Entertainment, Inc., a global recorded music company. Prior to becoming Chief Executive Officer of Sony, he served as its President from 1988 to 1993. He has served on the board of directors of ONE World Enterprises since 2010. Mr. Mottola is widely known for signing and developing the careers of major recording artists, including Celine Dion, Mariah Carey, Beyoncé, Jennifer Lopez, Ricky Martin, Gloria Estefan, Shakira, Dixie Chicks, Marc Anthony, Barbra Streisand, Bruce Springsteen, Billy Joel and Harry Connick Jr., among many others. Mr. Mottola has served on the boards of the National Center for Missing and Exploited Children, the Police Athletic League, T.J. Martell Foundation for Cancer, Leukemia and AIDS Research and the Rock and Roll Hall of Fame Foundation and Museum. Mr. Mottola's extensive experience as a senior executive and director of a major branded consumer company provides us with business and leadership insight.

Barry Sternlicht was appointed to our board of directors on November 1, 2012. Mr. Sternlicht has been the President and Chief Executive Officer of Starwood Capital Group, a global investment firm, since its formation in 1991 and has been the Chairman of the Board of Directors and the Chief Executive Officer of Starwood Property Trust, Inc., a NYSE-listed real estate investment trust, since its inception in 2009. He was the Chairman of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood Hotels"), a NYSE-listed company, from September 1997 to May 2005 and the Chief Executive Officer of Starwood Hotels from January 1999 to October 2004. He was also the Chairman of Starwood Hotels & Resorts, a wholly-owned subsidiary of Starwood Hotels, from January 1995 to May 2005 and the Chief Executive Officer of this subsidiary from January 1995 to October 2004. Mr. Sternlicht is Chairman of the Board of Société du Louvre and Baccarat, a NYSE Euronext Paris-listed

crystal manufacturer. Mr. Sternlicht is a trustee of his alma mater, Brown University. He serves on the Board of Directors of The Estée Lauder Companies, Mammoth Mountain, Ellen Tracy, Field & Stream and National Golf. He serves as Vice Chairman of Robin Hood and is on the boards of the Pension Real Estate Association (PREA), the Dreamland Film & Performing Arts Center, Juvenile Diabetes Research Foundation's National Leadership Advocacy Program, and the Business Committee for the Arts. He is a member of the Real Estate Roundtable, the Committee to Encourage Corporate Philanthropy, the Young Presidents Organization, and the Urban Land Institute. Mr. Sternlicht's extensive experience as a chief executive and director of a private investment firm and other publicly traded entities provides the Board with leadership and financial expertise.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 20, 2013, regarding the beneficial ownership of our common stock:

- each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;
- each of our named executive officers;
- each of our directors;
- each of our selling stockholders; and
- all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable or that vest within 60 days of May 20, 2013 are deemed to be outstanding and beneficially owned by the person holding such options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 38,216,446 shares of common stock outstanding, which does not include 663,196 unvested shares of our common stock. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Restoration Hardware, Inc., 15 Koch Road, Suite J, Corte Madera, CA 94925.

Name	Number	Percent
5% Stockholders:		
Home Holdings, LLC (1)	17,198,616	45.0%
Catterton (1)(2)	7,813,669	20.4%
Tower Three (1)(3)	7,369,900	19.3%
Glenhill (1)(4)	2,015,047	5.3%
Gary Friedman (5)	5,592,052	13.4%
Executive Officers and Directors		
Carlos Alberini (6)	4,459,589	10.8%
Karen Boone (7)	186,876	*
Ken Dunaj (8)	356,676	*
Eri Chaya (9)	249,136	*
J. Michael Chu (2)	7,813,669	20.5%
Mark Demilio	36,023	*
William Forrest (3)	7,369,900	19.3%
Thomas Mottola	213,541	*
Barry Sternlicht	213,541	*
All current executive officers and directors as a group (9 persons) (10) . . .	5,715,832	13.7%

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) As of May 20, 2013, CP Home Holdings, LLC owns 45.4% of the outstanding membership interests of Home Holdings, Tower Three Home LLC owns 42.8% of the outstanding membership interests of Home Holdings and funds affiliated with Glenhill Capital Management LLC own 11.7% of the outstanding membership interests of Home Holdings. Each of CP Home Holdings, LLC, Tower Three Home LLC and funds affiliated with Glenhill Capital Management LLC may be deemed to be a member of a group exercising voting and investment control over the shares held by Home Holdings. However, each of them disclaims membership in

any such group and disclaims beneficial ownership of the shares, except to the extent of its pecuniary interest therein. The management of Home Holdings is controlled by a managing board. J. Michael Chu and William Forrest are the members of the managing board of Home Holdings and as such could be deemed to share voting control and investment power over the shares held by Home Holdings. Mr. Chu and Mr. Forrest both disclaim beneficial ownership of any of the shares held by Home Holdings.

(2) Catterton Managing Partner VI, L.L.C. ("Catterton Managing Partner VI"), a Delaware limited liability company, is the managing member of CP Home Holdings, LLC. CP6 Management, L.L.C. ("CP6 Management"), a Delaware limited liability company, is the managing member of Catterton Managing Partner VI and as such exercises voting and dispositive control over the shares beneficially owned by CP Home Holdings, LLC. The management of CP6 Management is controlled by a managing board. J. Michael Chu is a member of the managing board of CP6 Management and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by CP Home Holdings, LLC, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Shares set forth in the table above with respect to Mr. Chu consist solely of shares that may be deemed to be beneficially owned by CP Home Holdings, LLC. The address for this entity is c/o Catterton Partners, 599 W. Putnam Avenue, Greenwich, CT 06830.

(3) Mr. Forrest has voting control and investment power over the shares held by Tower Three Home LLC, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Shares set forth in the table above with respect to Mr. Forrest consist solely of shares held by Tower Three Home LLC. The address for this entity is Two Soundview Drive, Greenwich, CT 06830.

(4) Includes 1,997,501 shares beneficially owned by Glenhill Capital Overseas Master Fund, LP, 9,748 shares beneficially owned by Glenn J. Krevlin, Trustee of the Glenn J. Krevlin Revocable Trust and 7,798 shares beneficially owned by Krevlin 2005 Gift Trust. Glenn Krevlin has voting control and investment power over the shares held by the entities affiliated with Glenhill, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein and except with respect to the shares held by the Glenn J. Krevlin Revocable Trust. The address for these funds is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

(5) Includes 426,340 shares of unvested common stock that may vest within 60 days of May 20, 2013, and 2,976,826 shares of common stock issuable upon the exercise of options that may be exercisable within 60 days of May 20, 2013, in each case subject to increases in the share price of our common stock as set forth in the applicable award agreements.

(6) Includes 251,414 shares of common stock held by Carlos Alberini, as trustee of the Carlos E. Alberini Family Trust, dated November 1, 2012, 236,856 shares of unvested common stock that may vest within 60 days of May 20, 2013 and 2,976,826 shares of common stock issuable upon the exercise of options that may be exercisable within 60 days of May 20, 2013, in each case subject to increases in the share price of our common stock as set forth in the applicable award agreements.

(7) Includes 186,876 shares of common stock issuable upon the exercise of vested options.

(8) Includes 95,600 shares of common stock issuable upon the exercise of vested options.

(9) Includes 95,600 shares of common stock issuable upon the exercise of vested options.

(10) Does not include shares held by CP Home Holdings, LLC or Tower Three Home LLC. See notes 2 and 3 above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires the Company's directors, executive officers and any persons who own more than 10% of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations from the directors and executive officers, the Company believes that all Section 16(a) filing requirements were met in fiscal year 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following discussion and analysis of compensation arrangements of our named executive officers identified below for fiscal 2012 should be read together with the compensation tables and related disclosures set forth below.

We refer to the following individuals as our "named executive officers" for fiscal 2012:

- Carlos Alberini, Chief Executive Officer
- Karen Boone, Chief Financial Officer
- Ken Dunaj, Chief Operating Officer
- Gary Friedman, Chairman Emeritus, Creator and Curator (Former Chairman and Co-Chief Executive Officer)

Our board of directors has established a compensation committee, which has been comprised of Mr. Chu and Mr. Forrest since July 2008. Mr. Mottola was appointed to the compensation committee in May 2013. The compensation committee is responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. For fiscal 2012, the compensation committee recommended for approval to our board of directors all of the components of compensation for our named executive officers for fiscal 2012.

Overview of Compensation Program and Philosophy

Our compensation program is intended to support the achievement of our annual and long-term strategic goals by attracting and rewarding employees for superior results. Such a program aligns our named executive officers' interests with those of the equity holders by rewarding performance that reaches or exceeds established goals, with the ultimate objective of improving company value.

To that end, we evaluate both performance and compensation of our named executive officers to ensure that our Company maintains its ability to attract and retain senior management.

This compensation philosophy guides the compensation committee in assessing the compensation to be paid to our named executive officers. The compensation committee endeavors to ensure that the total compensation paid to named executive officers is fair, reasonable and competitive, consistent with our compensation philosophy. This compensation philosophy also guides the compensation committee as to the proper allocation between long-term compensation, current cash compensation and short-term bonus compensation.

In determining the particular elements of compensation, the compensation committee takes into consideration a number of factors related to our performance, such as our adjusted EBITDA and revenue growth, as well as competitive practices among peer companies.

Role of Senior Management in Compensation Decisions

With regard to the compensation paid to each named executive officer other than our Chief Executive Officer, we have on an annual basis reviewed with our Chief Executive Officer, Carlos Alberini the compensation paid to each such named executive officer during the past year, and our Chief Executive Officer has submitted to the compensation committee his recommendations regarding the compensation to be paid to such persons during the next year. Following a review of such recommendations, the compensation committee takes such action regarding such compensation as it deems appropriate, including either approving compensation in an amount the compensation committee deems reasonable or submitting to the board of directors for approval its recommendation regarding the compensation to be paid to such named executive officers. Mr. Alberini has played a significant role in the compensation-setting process for the other named executive officers by:

- evaluating employee performance;

- recommending business performance targets and establishing objectives; and
- recommending salary levels, bonuses and stock awards.

Executive Compensation Components

For the fiscal year ended February 2, 2013, the principal components of compensation for the named executive officers were:

- base salary;
- performance-based annual cash incentives;
- long-term equity incentive compensation; and
- perquisites and other personal benefits.

Base Salary

We provide our named executive officers with base salary to compensate them for services rendered during the fiscal year. In setting base salaries, the compensation committee periodically reviews broad-based third-party survey data for the industry as an informal "market check" for salary levels. The base salary for each of the named executive officers is guided by the salary levels for comparable positions in the industry, as well as such individual's personal performance, responsibilities and internal alignment considerations. The relative weight given to each factor is not specifically quantified and varies with each individual at the compensation committee's discretion.

Each named executive officer's base salary is typically reviewed annually and is adjusted from time to time on the basis of (i) the compensation committee's evaluation of the executive officer's personal performance for the year, (ii) the recommendations of our Chief Executive Officer (other than with respect to the Chief Executive Officer's base salary), and (iii) the competitive marketplace for executives in comparable positions.

The performance and profitability of our Company also may be a factor in determining the base salaries for the named executive officers, as well as increases in the base salaries for the executive officers. In addition, increases in base salaries for an executive officer have been approved in the past by the compensation committee as a result of an individual's performance or increases in the executive officer's responsibilities. Further, in certain cases the compensation committee has approved, as part of an executive officer's initial employment arrangement with us, a pre-determined increase in the executive officer's base salary in a later year. Mr. Alberini, Ms. Boone and Mr. Dunaj received annual base salaries in 2012 of $1,100,000, $475,000 and $550,000, respectively. We increased Mr. Alberini's annual base salary from $1,000,000 to $1,100,000 in November 2012 in connection with the Company's initial public offering. In addition, in May 2013 we increased Ms. Boone's annual base salary to $495,000, and we increased Mr. Dunaj's annual base salary to $575,000.

As of October 20, 2012, Mr. Friedman tendered his resignation and terminated his employment agreement with our Company and contemporaneously entered into an advisory services agreement pursuant to which he receives an annual consulting fee of $1,100,000. Prior to his resignation, Mr. Friedman received an annual base salary of $1,000,000.

Performance-Based Annual Cash Incentives

We have adopted a Management Incentive Plan, or "MIP," which is a cash based-incentive compensation program designed to motivate and reward annual performance for eligible employees, including our named executive officers. The compensation committee considers at the beginning of each year whether MIP bonus targets should be established for the year and, if so, approves the group of employees eligible to participate in the MIP for that year. The MIP includes various incentive levels based on the participant's position. Cash bonuses under the MIP have the effect of linking a significant portion of the named executive officers' total cash compensation to our overall performance.

The named executive officers are eligible to receive an annual cash bonus based on a percentage of annual base salary under the MIP. The compensation committee sets minimum, target and maximum levels for our financial objectives each year and the payment and amount of any bonus is dependent upon whether we achieve those performance goals. The compensation committee generally establishes financial objectives for our Company that it believes can be reasonably achieved with strong individual performance over the fiscal year.

In particular, the compensation committee sets the minimum, target and maximum levels based upon our achievement of specified company results with respect to adjusted EBITDA, subject to the compensation committee's oversight and modification of those levels. Minimum levels are set below the target level, while maximum levels are set above the target level. In making the determination of minimum, target and maximum levels, the compensation committee may consider the specific circumstances facing our Company during the year and our strategic plan for the year. We define EBITDA as consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes. In accordance with the terms of the MIP, our adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including non-cash or other items that we do not consider representative of our ongoing operating performance, as discussed in more detail in the section entitled "Selected Historical Consolidated Financial and Operating Data" contained in our Annual Report on Form 10-K for the fiscal year ended February 2, 2013.

The MIP bonus for our named executive officers is based on the achievement of corporate goals, rather than individual performance, in order to focus the entire senior management team on the attainment of such corporate goals.

For fiscal 2012, the amount that could have been received by Mr. Alberini under the MIP ranged from between 0% of annual base salary to up to 125% of annual base salary, with a target bonus amount of 100% of annual base salary. For our other named executive officers, the amount such officers could have received ranged from 0% of annual base salary to up to 60% of annual base salary, with a target bonus amount of 50% of annual base salary.

The exact amount of the bonus payable under the MIP was based on a scale with respect to the level of achievement of our adjusted EBITDA for fiscal 2012. No bonuses would be paid under the MIP for fiscal 2012 unless we met the threshold of at least a 20% achievement level with respect to our adjusted EBITDA. The target adjusted EBITDA amount under the MIP was the 100% achievement level. The following table sets forth the bonuses payable under the MIP to Mr. Alberini, Ms. Boone and Mr. Dunaj at each achievement level:

	Bonus as a Percentage of Base Salary		
Achievement Level	**Carlos Alberini**	**Karen Boone**	**Ken Dunaj**
0%	—	—	—
20%	20%	10%	10%
100%	100%	50%	50%
120%	125%	60%	60%

The compensation committee retains wide discretion to interpret the terms of the MIP and to interpret and determine whether our adjusted EBITDA objectives have been met in any particular fiscal year. The compensation committee also retains the right to exclude extraordinary charges or other special circumstances in determining whether our adjusted EBITDA objectives were met during any particular fiscal year. The compensation committee exercises such discretion based on its business judgment and the experience and familiarity of its members with both recurring and extraordinary factors affecting performance of companies in our industry of a similar scale to ours. Accordingly, for purposes of determining whether certain MIP goals have been met, the compensation committee may determine to exclude from the adjusted EBITDA calculation isolated items that the compensation committee does not believe are indicative of future Company performance or other items that the compensation committee does not believe should impact the amount of the bonuses paid to employees under the MIP. The compensation committee may consult with our board of directors or seek ratification from our board of directors with respect to interpretations of the terms of the MIP.

For fiscal 2012, Mr. Alberini earned a bonus of $279,825 under the MIP, Ms. Boone earned a bonus of $39,210 under the MIP, and Mr. Dunaj earned a bonus of $75,000 under the MIP.

In addition, from time to time the compensation committee may approve cash bonuses outside of the MIP on a discretionary basis for reasons such as individual performance or in connection with an executive officer's initial employment arrangement with the Company or other events, and such bonus awards may overlap with bonus awards paid under the MIP. For example, for fiscal 2012, in addition to her MIP award, Ms. Boone received a bonus of $40,000 as part of her initial employment arrangement with the Company and a bonus of $100,000 in connection with the completion of the Company's initial public offering. In addition, for fiscal 2012, Ms. Boone earned a discretionary bonus of $25,790.

For fiscal 2013, the MIP bonus scale for each of Mr. Alberini, Ms. Boone and Mr. Dunaj as a percentage of such individual's base salary is the same as the fiscal 2012 MIP bonus scale for such individual.

Mr. Friedman's advisory services agreement provides that Mr. Friedman is eligible to earn a minimum annual bonus of $500,000, assuming achievement of annual performance goals and criteria established by our Chief Executive Officer, provided that the maximum bonus for which Mr. Friedman was eligible in fiscal 2012 is $400,000. In fiscal 2012, Mr. Friedman earned a bonus of $400,000.

Long-Term Equity Incentive Compensation. We believe that providing long-term incentives as a component of compensation helps us to attract and retain our named executive officers. These incentives also align the financial rewards paid to our named executive officers with our long-term performance, thereby encouraging our named executive officers to focus on our long-term goals.

In connection with our initial public offering in November 2012, we completed the Reorganization. In connection with these events, our board of directors adopted the Restoration Hardware 2012 Equity Replacement Plan, which we refer to as the Replacement Plan. At such time, all existing equity awards made to our named executive officers were replaced with awards granted under the Replacement Plan. A portion of the shares issued to our named executive officers under the Replacement Plan were fully vested, unrestricted shares.

In addition, a portion of the shares issued under the Replacement Plan are subject to resale restrictions whereby the holder may not sell the shares for a period of 20 years after our initial public offering, except as follows: (i) with respect to certain of these shares, such resale restrictions will lapse over time based on the named executive officer's continued service in accordance with the dates set forth in the award agreement, and (ii) with respect to certain of these shares, such resale restrictions will lapse on the date on which the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days. If we terminate an executive officer's service for certain causes, we will have the right, for a period of 90 days following such termination, to repurchase any vested shares that remain subject to resale restrictions for their fair market value as of the repurchase date, payable, in our sole discretion, either in cash or by an unsecured promissory note with a term of up to ten years. If we terminate an executive officer's service as a result of his or her material breach of a Company agreement or policy, or his or her conviction for criminal acts, any vested shares that remain subject to resale restrictions shall be deemed reconveyed to the Company for no cash or other consideration, and we will be the legal and beneficial owner of such shares.

In addition, a portion of the shares issued under the Replacement Plan were unvested restricted shares issued to Mr. Alberini and Mr. Friedman in replacement of their 2X—3X performance based units and unvested 3X—5X performance based units. With respect to the 512,580 shares received by Mr. Alberini and Mr. Friedman in replacement of their 2X—3X performance-based units, such shares would fully vest, and restrictions would lapse, during the 36-month period following our initial public offering when the ten-day average trading price of our common stock reaches a price per share of $31.00 for at least ten consecutive trading days (with proportional vesting based on our stock price in our initial public offering). All such shares have vested. With respect to the 1,331,548 shares received by Mr. Alberini and Mr. Friedman in replacement of their 3X—5X performance-based units, such shares began to vest, and restrictions began to lapse, during the 36-month period following our initial

public offering when the price of our common stock reached a price per share of $31.00 for at least ten consecutive trading days, and such shares will fully vest when the ten-day average trading price of our common stock reaches a price per share of $46.50 (with proportional vesting in between). The unvested shares held by Mr. Alberini and Mr. Friedman may not be sold prior to vesting and will be forfeited if they have not vested by the date that is 36 months after our initial public offering. As of May 10, 2013, 583,389 of such shares had vested.

In conjunction with our initial public offering, under the Option Plan, we also granted new stock options to Mr. Alberini to purchase 2,976,826 shares of our common stock and to Mr. Friedman to purchase 2,976,826 shares of our common stock, each at an exercise price per share of $46.50. These options are fully vested, and the underlying shares are subject to stock price performance-based selling restrictions, which, subject to continuous service, will lapse with respect to 1/12th of the shares when the ten-day trailing average price of the Company's common stock exceeds $50.75 per share for at least ten consecutive trading days, and which will lapse with respect to additional 1/12ths of the shares when the ten-day trailing average price of the Company's common stock reaches a price per share of $57.00, $63.25, $69.25, $75.00, $80.75, $86.25, $91.75, $96.75, $102.00, $106.75 and $111.25 for ten consecutive trading days, respectively. In addition, we granted stock options to members of our management team at an exercise price of $24.00 for Ms. Boone, who had not previously been granted any equity of our Company, and $29.00 per share for Mr. Dunaj, who had previously been granted equity of our Company. These options are fully vested, but the underlying shares are subject to time-based selling restrictions, which, subject to continuous service, will lapse annually over the four-year periods following the awards' respective vesting commencement dates. These options were granted in order to continue to provide these named executive officers with incentive to build shareholder value over the long-term.

Our board of directors has also adopted the Restoration Hardware 2012 Stock Incentive Plan, which we refer to as the 2012 Stock Incentive Plan. No future awards will be made under the Replacement Plan and the Option Plan, and going forward, we plan to grant long-term equity incentive awards to our management team under the 2012 Stock Incentive Plan. See "—Employee Benefit and Stock Plans—2012 Stock Incentive Plan."

Perquisites and Other Personal Benefits

We provide certain named executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

Certain named executive officers are provided an automobile allowance. In addition, it has been our practice to provide key executive officers with relocation benefits in connection with their initial hiring by our Company.

Severance Benefits

We have entered into agreements with certain key employees providing severance benefits in the event of termination, including certain of the named executive officers. These severance protection agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments that would be payable under such agreements for the named executive officers is provided under the heading "Potential Payments Upon Termination and Change in Control" below. In the event that any termination payments made to our Chief Executive Officer are deemed under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), to constitute excess parachute payments subject to an excise tax, we will gross up such payments to cover the excise tax and any additional taxes associated with such gross-up. See "Employment and Other Agreements" below.

Total Compensation

In making decisions with respect to any element of a named executive officer's compensation, the compensation committee considers the total compensation that may be awarded to the officer, including salary, annual bonus and long-term equity incentive compensation. In addition, in reviewing and approving employment

agreements for the named executive officers, the compensation committee considers the other benefits to which the officer is entitled by the agreement, including compensation payable upon termination of the agreement under a variety of circumstances. The compensation committee's goal is to award compensation that is reasonable when all elements of potential compensation are considered.

Compensation Committee Review of Compensation

The compensation committee reviews compensation elements and amounts for named executive officers on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require.

In making compensation decisions in the future with respect to our named executive officers, we expect that we will use the services of a third-party compensation consultant to assist us with determining compensation levels for our named executive officers and we will gather information that includes a report of benchmark data for executive positions for similar companies, including summaries of base salary, annual cash incentive plan opportunities and awards and long-term incentive award values.

Our Chief Executive Officer will provide compensation recommendations to the compensation committee for executives other than himself based on data described above and the other considerations mentioned in this Compensation Discussion and Analysis. The compensation committee will recommend a compensation package that is consistent with our compensation philosophy strategically positioned above the median of the peer group and competitive with other leading retail organizations. The compensation committee will then discuss these recommendations with our Chief Executive Officer and may with respect to certain elements of our compensation programs make a recommendation to our board of directors, which our board of directors will consider and approve, if appropriate.

The compensation committee will consider input from our Chief Executive Officer and our Chief Financial Officer when setting financial objectives for our incentive plans. We also expect that the compensation committee in determining compensation will consider input from our Chief Executive Officer (for persons other than for himself) regarding benchmarking and recommendations for base salary, annual incentive targets and other compensation awards. The compensation committee will likely give significant weight to the judgment of our Chief Executive Officer when assessing each of the other named executive officer's individual performance and determining appropriate compensation levels and incentive awards. The members of our board of directors (other than the Chief Executive Officer), or the compensation committee, meeting in executive session, will determine the compensation of the Chief Executive Officer, including his annual incentive targets.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with our management. Based on its review and discussions, the committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the compensation committee of the board of directors of Restoration Hardware Holdings, Inc.:

J. Michael Chu
William Forrest

(Mr. Mottola does not appear as a signatory to this compensation committee report because he was appointed to the compensation committee in May 2013 and therefore was not a member of the compensation committee during any portion of fiscal 2012.)

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code.

Section 162(m) generally limits the deductibility of compensation paid to our named executive officers (other than the Chief Financial Officer) to $1 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earliest occurrence of any of the following: (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the "Transition Date"). After the Transition Date, rights or awards granted under the plan, other than certain options and stock appreciation rights, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our named executive officers to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Stock Ownership Guidelines

We do not require that the named executive officers maintain a minimum ownership interest in our Company.

Compensation Tables

Summary Compensation Table

The following table shows the compensation earned by our named executive officers during fiscal 2012, fiscal 2011, and fiscal 2010.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Carlos Alberini	2012	$1,025,000	$ —	$6,712,974(6)	$17,362,089	$ 279,825	$ 11,400	$25,391,288
Chief Executive Officer	2011	$ 908,462	$ —	$ —	$ —	$1,145,195	$352,272	$ 2,405,929
	2010	$ 507,692	$ —	$1,922,627(7)	$ —	$ 531,200	$250,406	$ 3,211,925
Karen Boone (4)	2012	$ 287,250	$165,790(8)	$ —	$ 1,996,234	$ 39,210	$ 8,100	$ 2,496,584
Chief Financial Officer								
Ken Dunaj	2012	$ 546,539	$ —	$3,585,357(6)	$ 668,154	$ 75,000	$ 6,000	$ 4,901,050
Chief Operating Officer	2011	$ 535,000	$ —	$ —	$ —	$ 337,050	$ 6,000	$ 878,050
	2010	$ 526,923	$ —	$ —	$ —	$ 218,673	$ 6,000	$ 751,596
Gary Friedman (5)	2012	$1,025,000	$400,000	$9,305,599(6)	$17,362,089	$ —	$ 11,400	$28,104,088
Chairman Emeritus, Creator and Curator (Former Chairman and Co-Chief Executive Officer)	2011	$ 995,769	$ —	$ —	$ —	$1,249,519	$ 11,400	$ 2,256,688
	2010	$ 900,000	$ —	$ —	$ —	$ 747,000	$ 11,400	$ 1,658,400

(1) Reflects the aggregate grant date fair value of the grants of options made in fiscal 2012, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(2) Reflects the cash awards that our named executive officers received under our MIP for fiscal 2012, fiscal 2011, and fiscal 2010 performance, as applicable.

(3) Reflects perquisites to the named executive officers in the form of car allowances. In addition, for fiscal 2011, the relocation benefits provided to Mr. Alberini were in the aggregate amount of $340,872, which includes $120,000 as a housing stipend, $198,247 in moving-related expenses and a tax adjustment "gross up" payment of $22,625.

(4) Karen Boone's employment with our Company commenced in June 2012.

(5) On October 20, 2012, Mr. Friedman's employment agreement was terminated and he entered into an advisory services agreement with the Company.

(6) In connection with the Reorganization, in fiscal 2012, Mr. Alberini, Mr. Dunaj, and Mr. Friedman received 1,426,658, 350,391, and 2,425,319 shares of stock under the Replacement Plan. The amounts disclosed reflect the expense recorded on November 1, 2012 with respect to stock awards made to our named executive officers, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(7) Reflects the aggregate grant date fair value of the grants of units made in fiscal 2010, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements. The grant date fair value of performance-based awards granted in fiscal 2010 was zero based on the probable outcome of the performance conditions as assessed on the grant date, calculated in accordance with applicable accounting guidance. If the awards were valued on the maximum outcome of performance-based conditions, Mr. Alberini's awards would be valued on grant date at $3,138,591.

(8) Represents a signing bonus of $40,000, a one-time payment of $100,000 to Ms. Boone in connection with the completion of our initial public offering, and a discretionary bonus of $25,790.

Grants of Plan-Based Awards

The following table provides information on the estimated possible payouts under our MIP for fiscal 2012 based on certain assumptions about the achievement of performance objectives for our Company and the individual named executive officer at various levels. The following table does not set forth the actual bonuses awarded to the named executive officers for fiscal 2012 under the MIP. The actual bonuses awarded to the named executive officers for fiscal 2012 are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." The following table also provides information on awards of shares under the 2012 Equity Replacement Plan and award of stock options granted or approved in fiscal 2012 to each of our named executive officers.

Name	Grant Date	Board/ Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Shares of Securities Underlying Option	Exercise or Base Price of Option Awards (per share)	Grant Date Fair Value of Stock Awards)
			Threshold	Target	Maximum	Threshold	Target	Maximum				
Carlos Alberini	N/A	N/A	$205,000	$1,025,000	$1,281,250	—	—	—	—	—	—	—
	11/1/12	11/1/12	—	—	—	183,064	420,840	895,366	—	—	—	$ 5,681,976[6]
	11/1/12	11/1/12	—	—	—	—	—	—	333,606[4]	—	—	$ 1,030,998[7]
	11/1/12	11/1/12	—	—	—	—	—	—	197,686[5]	—	—	—[8]
	11/1/12	11/1/12	—	—	—	—	—	—	—	2,976,826	$46.50	$17,362,098[3]
Karen Boone	N/A	N/A	$ 28,725	$ 143,625	$ 172,350	—	—	—	—	—	—	—
	11/1/12	11/1/12	—	—	—	—	—	—	—	230,000	$24.00	$ 1,996,234[3]
Ken Dunaj	N/A	N/A	$ 54,654	$ 273,270	$ 327,923	—	—	—	—	—	—	—
	11/1/12	11/1/12	—	—	—	—	—	147,381[9]	—	—	—	$ 3,537,144[6]
	11/1/12	11/1/12	—	—	—	—	—	—	41,301[4]	—	—	$ 48,213[7]
	11/1/12	11/1/12	—	—	—	—	—	—	161,709[5]	—	—	—[8]
	11/1/12	11/1/12	—	—	—	—	—	—	—	95,600	$29.00	$ 668,154[3]
Gary Friedman	11/1/12	11/1/12	—	—	—	329,516	757,513	1,564,309	—	—	—	$ 9,091,152[6]
	11/1/12	11/1/12	—	—	—	—	—	—	190,632[4]	—	—	$ 214,447[7]
	11/1/12	11/1/12	—	—	—	—	—	—	670,378[5]	—	—	—[8]
	11/1/12	11/1/12	—	—	—	—	—	—	—	2,976,826	$46.50	$17,362,098[3]

(1) Amounts shown in these columns are the estimated possible payouts for fiscal 2012 under our MIP and assume the achievement of performance objectives for our Company at various levels. The actual bonuses awarded to the named executive officers for fiscal 2012 are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

The named executive officers are eligible to receive an annual cash bonus based on a percentage of base salary under our MIP. Our Company's financial objectives are established each year and the payment and the amount of any bonus are dependent upon whether our Company achieves those performance goals. The specific amount any participant could receive is dependent on the level of our performance. The amounts shown in these columns for the named executive officers are based on the following assumptions:

- In the "threshold" column, the amount for each named executive officer reflects the minimum bonus that would have been awarded if we had met, but had not exceeded, our minimum financial objectives.
- In the "target" column, the amount for each named executive officer reflects the midpoint of the range of bonus amounts that would have been awarded if we had met, but had not exceeded, our midpoint financial objectives.
- In the "maximum" column, the amount for each named executive officer reflects the maximum bonus that would have been awarded if we had met or exceeded our maximum financial objectives.

(2) Represents the number of shares awarded in fiscal 2012 to each named executive officer in connection with the Reorganization under the 2012 Equity Replacement Plan that would vest, or for which resale restrictions would lapse, based on the trading price of our common stock price. The amounts shown in the "threshold" column represent the total number of performance-based restricted shares for which restrictions would lapse based on the price of our common stock reaching a ten-trailing day average price per share of at least $31.00 for at least ten consecutive trading days, and the amount shown in the "target" column represent the total number of performance-based

restricted shares for which restrictions would lapse based on the price of our common stock reaching a ten-trailing day average price per share of at least $38.75 for at least ten consecutive trading days and the amount shown in the "maximum" column represent the total number of performance-based restricted shares for which restrictions would lapse based on the price of our common stock reaching a ten-trailing day average price per share of at least $46.50 for at least ten consecutive trading days. See "Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation" above for additional information.

(3) Reflects the aggregate grant date fair value of the awards made in fiscal 2012, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(4) Represents the aggregate number of shares awarded in fiscal 2012 to the named executive officer in connection with the Reorganization, under the Replacement Plan for which resale restrictions would lapse over time based on such named executive officer's continued service with our Company. See "Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation" above for additional information.

(5) Represents the aggregate number of vested, unrestricted shares awarded in fiscal 2012 to the named executive officer in connection with the Reorganization under the Replacement Plan. See "Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation" above for additional information.

(6) The amounts disclosed reflect the expense recorded on November 1, 2012 with respect to performance-based stock awards made to our named executive officers in connection with the Reorganization not granted in respect of existing units, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements. No amounts were recorded as expense on November 1, 2012 for 658,617 and 1,185,511 shares of unvested stock granted to Mr. Alberini and Mr. Friedman, respectively, in respect of previously held 2X—3X and 3X—5X performance-based units that had not vested at the Reorganization.

(7) The amounts disclosed reflect the expense recorded on November 1, 2012 with respect to acceleration at the Reorganization of unvested time-based units previously held, computed in accordance with FASB ASC 718. See Note 12—*Stock-Based Compensation* to our audited consolidated financial statements.

(8) In accordance with FASB ASC 718, no incremental expense was recorded on November 1, 2012 for 197,686, 161,709 and 670,378 shares granted to Mr. Alberini, Mr. Dunaj and Mr. Friedman, respectively, with respect to previously held time-based and performance-based units that vested at the Reorganization.

(9) Restrictions on these shares will lapse only when our common stock reaches a ten-trailing day average price per share of $46.50 for at least ten consecutive days.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our named executive officers as of February 2, 2013.

	Stock Awards					
Name	Number of Securities Underlying Unexercised Options Exercisable but Restricted (#)	Number of Securities Underlying Unexercised Options Unexercisable and Unrestricted (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares Subject to Selling Restrictions (#)	Market Value of Shares of Stock Subject to Selling Restrictions($) [4]
Carlos Alberini	2,976,826	—	$46.50	10/31/22	887,718[1]	$32,162,023
Karen Boone	206,000	24,000	$24.00	10/31/22	—	—
Ken Dunaj	95,600	—	$29.00	10/31/22	188,682[2]	$ 6,835,949
Gary Friedman	2,976,826	—	$46.50	10/31/22	1,140,683[3]	$41,326,945

(1) Resale restrictions with respect to 236,749 of Mr. Alberini's shares lapse on the date on which the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days. Resale restrictions with respect to 333,606 of Mr. Alberini's shares lapse over time based on Mr. Alberini's continued service in accordance with the dates set forth in the award agreement. Resale restrictions with respect to 317,363 of Mr. Alberini's shares lapse during the period from February 2, 2013 through November 1, 2015 when the ten-day average trading price of our common stock exceeds a price per share of $36.16 per share for at least ten consecutive trading days and such restrictions shall fully lapse when the price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days (with proportional vesting in between), and as of May 10, 2013, 267,200 of such shares remained subject to resale restrictions.

(2) Resale restrictions with respect to 147,381 of Mr. Dunaj's shares lapse on the date on which the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive

trading days. Resale restrictions with respect to 41,301 of Mr. Dunaj's shares lapse over time based on Mr. Dunaj's continued service in accordance with the dates set forth in the award agreement.

(3) Resale restrictions with respect to 378,798 of Mr. Friedman's shares lapse on the date on which the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days. Resale restrictions with respect to 190,632 of Mr. Friedman's shares lapse over time based on Mr. Friedman's continued service in accordance with the dates set forth in the award agreement. Resale restrictions with respect to 571,253 of Mr. Friedman's shares lapse during the period from February 2, 2013 through November 1, 2015 when the ten-day average trading price of our common stock exceeds a price per share of $36.16 per share for at least ten consecutive trading days and such restrictions shall fully lapse when the price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days (with proportional vesting), and as of May 10, 2013, 480,959 of such shares remained subject to resale restrictions.

(4) Calculated based on the per share closing price of our common stock of $36.23 per share as on February 2, 2013 on the NYSE.

Options Exercised, Units Vested and Stock Vested

None of our named executive officers exercised stock options to purchase shares of our common stock during fiscal 2012. The following table provides information relating to the units held under the Team Resto Ownership Plan that vested from the beginning of fiscal 2012 to the Reorganization and the unvested shares awarded under the Replacement Plan that vested from the Reorganization until the end of fiscal 2012.

	Unit Awards		Stock Awards	
Name	Number TROP Units Vested	Value Realized on Vesting of TROP Units (1)	Number of Restricted Replacement Plan Shares Vested	Value Realized on Vesting of Replacement Plan Shares (2)
Carlos Alberini	2,038,411	$10,298,906	341,254	$12,547,482
Karen Boone	—	—	—	—
Ken Dunaj	553,925	$ 2,485,692	—	—
Gary Friedman	2,126,814	$ 9,550,129	614,258	$22,585,499

(1) Represents the total fair market value for these units upon vesting, calculated on an aggregate basis as of the dates the respective units vested.

(2) Represents the total fair market value for these shares upon vesting, calculated on an aggregate basis as of the dates the respective shares vested.

Employment and Other Agreements

The following is a description of the terms of the employment agreements with each of our named executive officers.

Carlos Alberini

In connection with our initial public offering, we entered into an amended and restated employment agreement with Mr. Alberini, our Chief Executive Officer. Mr. Alberini's employment agreement provides for an annual base salary of at least $1.1 million. Mr. Alberini is eligible for annual bonus compensation targeted at between 85% and 125% of his annual base salary.

If Mr. Alberini's employment is terminated by us without cause (as defined in the agreement), or by Mr. Alberini for good reason (as defined in the agreement), he is entitled to (a) all accrued salary and vacation pay through the termination date, (b) any earned and unpaid portion of his annual bonus, (c) severance payments totaling $3.0 million, less withholdings, paid on our regular payroll schedule over the 24 months following the termination date, (d) a pro-rata amount (based on the number of days Mr. Alberini was employed during the fiscal year through the termination date) of Mr. Alberini's target bonus for the applicable fiscal year in which

termination of employment occurs, to be paid at the same time and in the same form as Mr. Alberini's annual bonus would otherwise be paid, (e) subject to his timely election under COBRA, continuation of medical benefits for 24 months following the termination date, subject to Mr. Alberini's payment of applicable premiums at the same rate that would have been applied had he remained an executive officer of our Company, paid for by us to the same extent that we paid for his health insurance prior to termination. In addition, Mr. Alberini's vested shares and options that are subject to performance-based vesting or selling restrictions will remain outstanding for two years following the date of termination (during which time the selling restrictions may lapse or vesting may occur in accordance with their terms). To the extent such shares remain unvested after two years, they will be forfeited. To the extent the selling restrictions remain unlapsed after two years, the shares will be subject to repurchase by us, at the then fair market value. Any unvested time-based equity awards and any selling restrictions applicable to vested time-based equity awards that Mr. Alberini may hold will accelerate as to the number of shares or options that would have vested and the selling restrictions that would have lapsed during the three-year period following the date of termination.

Mr. Alberini agreed that, during his employment with us, he will not directly or indirectly work for or engage or invest in any competitor. Mr. Alberini also agreed that, during his employment with us and the two years following his employment, he will not solicit, directly or through any third party, any business from any of our material customers or suppliers or, as specified in the employment agreement, encourage any of our customers or suppliers to reduce their business or contractual relationship with us.

Karen Boone

In connection with our initial public offering, we entered into an employment agreement with Ms. Boone, our Chief Financial Officer. Ms. Boone's employment agreement provides for an annual base salary of $475,000. Pursuant to her offer letter, Ms. Boone received a $40,000 signing bonus. Ms. Boone is eligible for annual bonus compensation targeted at 50% of her annual base salary, and received a one-time cash bonus of $100,000 upon consummation of our initial public offering. Pursuant to the employment agreement, Ms. Boone also received options to purchase 230,000 shares of our common stock under the 2012 Stock Incentive Plan.

If Ms. Boone's employment is terminated by us without cause (as defined in the agreement), or by Ms. Boone for good reason (as defined in the agreement), she is entitled to: (a) all accrued salary and vacation pay through the termination date; (b) any earned and unpaid portion of her annual bonus; (c) severance payments equal to (i) 18 months base salary, less withholdings, paid on our regular payroll schedule over the 18 months following the termination date, if terminated within one year of the consummation of our initial public offering, or (ii) 12 months base salary, less withholdings, paid on our regular payroll schedule over the 12 months following the termination date, if terminated more than one year after the consummation of our initial public offering; and (d) subject to Ms. Boone's timely election under COBRA and Ms. Boone's payment of applicable premiums at the same rate that would have been applied had she remained an executive officer of our Company, paid for by us to the same extent that we paid for her health insurance prior to termination, continuation of medical benefits for (i) 18 months following the termination date, if terminated within one year of the consummation of our initial public offering, or (ii) 12 months following the termination date, if terminated more than one year after the consummation of our initial public offering.

Ms. Boone agreed that during her employment with us, she will not directly or indirectly work for or engage or invest in any competitor. She also agreed that during her employment with us and the 18 months or 12 months, as the case may be (based upon whether the severance payments are paid over 18 months or 12 months, as described above), following her employment, she will not solicit, directly or through any third party any business from any of our material customers or suppliers or encourage any of our customers or suppliers to reduce their business or contractual relationship with us.

Ken Dunaj

We have entered into an employment agreement with Mr. Dunaj, our Chief Operating Officer. Mr. Dunaj's employment agreement, as amended, provides that if his employment is terminated by us other than for cause (as

defined in the agreement), he will receive salary continuation for a period of one year from such termination date. In the event that within 18 months following a change of control of the Company, Mr. Dunaj's employment is terminated by us without cause or by Mr. Dunaj within 45 days following certain events, including a relocation of his principal place of employment by more than 50 miles without his consent, Mr. Dunaj will receive salary continuation for a period of one year from such termination date plus Mr. Dunaj's target bonus amount (which for purposes of his employment agreement is deemed to be $300,000). The agreement provides that the receipt of this severance is conditioned on Mr. Dunaj's execution of a release of claims and his compliance with his proprietary information agreements with us and certain other conditions.

Gary Friedman

We have entered into an advisory services agreement with Mr. Friedman, pursuant to which he will devote approximately 80% of his business time to providing services to us as assigned by our Chief Executive Officer in the areas of design, products, store development and merchandising and display. Mr. Friedman has the title of Creator and Curator, and reports to our Chief Executive Officer. Mr. Friedman will also serve, at the board's discretion, as an advisor to our board of directors, have board observer rights and have the honorary title of Chairman Emeritus. The agreement has a five-year term and is renewable for an additional five-year period. Non-renewal of the agreement following the first five-year term is deemed a termination without cause (unless such non-renewal is caused by or results from a termination for cause).

The advisory services agreement provides for a fee for services paid at a rate of $1.1 million annually. Mr. Friedman will be eligible to earn a minimum annual bonus of $500,000, assuming achievement of annual performance goals and criteria established by our Chief Executive Officer in good faith following consultation with Mr. Friedman and approved by our compensation committee (provided that his maximum bonus will be $400,000 for fiscal 2012).

If Mr. Friedman's services are terminated by us without cause (as defined in the agreement) or by Mr. Friedman for good reason (as defined in the agreement), he is entitled to (a) all accrued advisory fees and benefits through the termination date, (b) termination pay in the amount of $4 million to be paid in 24 equal monthly cash installments, (c) any earned but unpaid portion of his annual bonus, (d) his vested shares and options that are still subject to selling restrictions will remain outstanding for two years following the date of termination (during which time the selling restrictions may lapse in accordance with their terms) and will be subject to repurchase by us after two years at the then fair market value to the extent that such selling restrictions remain unlapsed, and (e) any unvested performance-based equity awards that Mr. Friedman may hold shall remain outstanding and vest according to their terms for a period of two years following the date of termination and shall be forfeited to the extent unvested after such period.

If Mr. Friedman's services are terminated by us for cause (as defined in the agreement), he is entitled to all accrued advisory fees and benefits through the termination date. Upon such termination for cause, certain of Mr. Friedman's other equity interests that are either unvested or subject to selling restrictions and repurchase rights will terminate, expire and be forfeited for no value, or otherwise be subject to repurchase in accordance with their terms and shall be forfeited to the extent unvested after such period. See "—Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation."

Mr. Friedman has agreed that, during the term of his advisory services agreement, he will not directly or indirectly work for or engage or invest in any competitor. In addition, Mr. Friedman has agreed that, during the term of his advisory services agreement and for the two year period thereafter, he will not (a) solicit, directly or through any third party, any employee of ours or (b) use our proprietary information to solicit the business of any of our material customers or suppliers, or as specified in the advisory services agreement, encourage any of our suppliers and customers to reduce their business or contractual relationship with us. The agreement also contains a mutual non-disparagement clause.

The agreement provides for indemnification of Mr. Friedman for claims relating to the service performed by Mr. Friedman within his authority under and the scope of the service contemplated by the agreement.

Potential Payments Upon Termination and Change in Control

The information below describes and quantifies certain compensation that would have been paid to the following named executive officers in the event of their termination of employment or a change in control, assuming such event was effective at February 2, 2013. Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed in the event of an officer's termination or a change in control may be different. Factors that could affect these amounts include the timing during the year of any such event.

Carlos Alberini

Benefits and Payments	Termination Without Causeor Resignation With GoodReason (1)
Cash severance payment (2)	$4,025,000
Health coverage benefits (3)	45,532
Total	$4,070,532

(1) The amounts set forth in this column are payable upon termination without cause or resignation with good reason. In the event of the executive's death or disability, he would be entitled to receive his accrued benefits through the date of termination, plus a pro-rata amount of the annual bonus he would have been eligible to receive had he remained employed by us for the remainder of the year.

(2) This amount includes salary continuation in the aggregate amount of $3 million paid over 24 months and a lump sum payment of $1,025,000, which corresponds to Mr. Alberini's target MIP bonus amount for fiscal 2012.

(3) This amount includes all health benefits Mr. Alberini would have been entitled to following termination of employment.

Karen Boone

Benefits and Payments	Termination Without Causeor Resignation With GoodReason
Cash severance payment (1)	$712,500(1)
Health coverage total benefits	32,190(2)
Total	$744,690

(1) This amount includes salary continuation in the aggregate amount of $712,500 paid over 18 months.

(2) This amount includes all health benefits Ms. Boone would have been entitled to following termination.

Ken Dunaj

Payments	Termination on Changein Control	Termination Without Cause
Cash severance payment	$850,000(1)	$550,000(2)
Total	$850,000	$550,000

(1) This amount reflects salary continuation at Mr. Dunaj's current rate plus $300,000 paid over 12 months.

(2) This amount reflects salary continuation at Mr. Dunaj's current salary rate paid over 12 months.

Gary Friedman

Benefits and Payments	Termination Without Cause or Resignation With GoodReason
Cash severance payment (1)	$4,400,000
Total	$4,400,000

(1) This amount includes salary continuation in the aggregate amount of $4 million paid over 24 months and a lump sum payment of $400,000, which corresponds to Mr. Friedman's annual bonus amount for fiscal 2012.

Employee Benefit and Stock Plans

2012 Equity Replacement Plan

In connection with our initial public offering, our board of directors adopted the Restoration Hardware 2012 Equity Replacement Plan, which we refer to as the "Replacement Plan." A portion of the shares issued under the Replacement Plan are subject to resale restrictions whereby the holder may not sell the shares for a period of 20 years after our initial public offering, except as follows: (i) with respect to 818,209 of these shares, such resale restrictions will lapse over time in accordance with the dates set forth in the award agreement, and (ii) with respect to 1,523,041 of these shares, such resale restrictions will lapse on the date after our initial public offering on which the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days.

A portion of the shares issued under the Replacement Plan are restricted shares issued to Mr. Alberini and Mr. Friedman. With respect to the shares received by Mr. Alberini and Mr. Friedman, 512,580 of such shares had vested when the price of our common stock reached a price per share of $31.00 for at least ten consecutive trading days. In addition, 1,331,548 of such shares shall fully vest when the ten-day average trading price of our common stock reaches a price per share of $46.50 for at least ten consecutive trading days (with proportional vesting between the $31.00 and $46.50 average prices), and 583,389 of such shares had vested as of May 10, 2013. The unvested shares held by Mr. Alberini and Mr. Friedman may not be sold prior to vesting and will be forfeited if they have not vested by the date that is 36 months after our initial public offering.

No further awards will be granted under the Replacement Plan.

2012 Stock Option Plan

In connection with our initial public offering, our board of directors adopted the Option Plan, pursuant to which we have granted 6,829,041 options in connection with our initial public offering to certain of our employees and advisors. The options granted under this plan vest and are subject to resale restrictions as follows: (i) with respect to 875,389 of these shares, which have an exercise price equal to $29.00 per share, such resale restrictions will lapse over time in accordance with the dates set forth in the award agreement, and (ii) with respect to 5,953,652 shares, which have an exercise price equal to $46.50 per share, such resale restrictions will lapse in increments on dates after our initial public offering on which the price of our common stock reach, for at least ten consecutive trading days, prices specified in the applicable award agreement ranging. As of fiscal year 2012, ended on February 2, 2013, all shares remained subject to resale restrictions.

No further awards will be granted under the Option Plan.

2012 Stock Incentive Plan

In connection with our initial public offering, our board of directors adopted the 2012 Stock Incentive Plan. The 2012 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations' employees, and for the grant of cash, shares of our common stock, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock

units, dividend equivalent rights, cash-based awards and any combination thereof to our employees, directors and consultants and our parent and subsidiary corporations' employees, directors and consultants.

Pursuant to the 2012 Stock Incentive Plan, in connection with our initial public offering, we granted 1,264,036 options to certain of our employees with a weighted-average exercise price of $26.50 per share. These options vested upon the completion of our initial public offering and are subject to resale restrictions, which will lapse over time in accordance with the dates set forth in the applicable award agreements. In addition, in connection with our initial public offering, we granted an aggregate of 40,623 shares of unvested common stock to certain of our directors, which shares vested in January 2013. Subsequently, in fiscal 2012, we also granted unvested stock options to purchase 66,500 shares of stock.

Share Reserve. We have reserved a total of 5,830,983 shares of our common stock for issuance pursuant to the 2012 Stock Incentive Plan. In addition, the 2012 Stock Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of our initial public offering, equal to the lowest of (x) two percent of the number of shares of our common stock outstanding on the last day of our immediately preceding fiscal year, calculated on a fully diluted basis; or (y) a lower number of shares determined by our board of directors. After giving effect to all outstanding awards made under the 2012 Stock Incentive Plan as of May 10, 2013, 4,352,732 shares remained available for grant.

Administration. Our board of directors administers the 2012 Stock Incentive Plan with respect to directors and officers, and our board of directors has delegated to the compensation committee the non-exclusive authority to administer the 2012 Stock Incentive Plan with respect to employees and consultant that are not executive officers or directors. Notwithstanding the foregoing, in the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the administrator will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also has the authority to reduce the exercise prices of outstanding stock options and the base appreciation amount of any stock appreciation right and to cancel options and stock appreciation rights in exchange for new awards, in each case without stockholder approval.

Stock Options. The 2012 Stock Incentive Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under the 2012 Stock Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights. The 2012 Stock Incentive Plan allows for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. After the continuous service of an employee, director or

consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards. The 2012 Stock Incentive Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. The 2012 Stock Incentive Plan allows for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, or restrictions and conditions to payment that it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator's discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Transferability of Awards. The 2012 Stock Incentive Plan allows for the transfer of awards under the 2012 Stock Incentive Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the 2012 Stock Incentive Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2012 Stock Incentive Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control. The 2012 Stock Incentive Plan provides that except as otherwise provided in an individual award agreement, in the event of a corporate transaction or change in control, as such terms are defined in the 2012 Stock Incentive Plan, the portion of each outstanding award that is neither assumed nor replaced will automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) immediately prior to the specified effective date of such corporate transaction or change in control. In addition, any incentive stock option, as defined in the 2012 Stock Incentive Plan, accelerated in connection with a corporate transaction or change in control, will remain exercisable as an incentive stock option only to the extent the dollar limitation under the Code is not exceeded.

Plan Amendments and Termination. The 2012 Stock Incentive Plan will automatically terminate ten years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2012 Stock Incentive Plan provided such action does not impair the rights under any outstanding award.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a United States employee may contribute to the 401(k) plan, through payroll deductions, up to 50% of his or her salary limited to the maximum allowed by the Internal Revenue Service regulations. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of February 2, 2013:

	Equity Compensation Plan Information		
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
Equity compensation plans approved by security holders	8,159,577	$41.41	3,700,471
Equity compensation plans not approved by security holders	—	—	—
Total	8,159,577	$41.41	3,700,471

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization

The Company was incorporated as a Delaware corporation on August 18, 2011, by Home Holdings, for the purpose of acquiring all of the stock of Home Holdings' wholly owned subsidiary, Restoration Hardware, Inc. Until November 1, 2012, Home Holdings was our sole stockholder, holding all of our 100 issued and outstanding shares. On November 1, 2012, the Company issued 28,198,941 additional shares to Home Holdings, and the Company acquired all of the outstanding shares of Restoration Hardware, Inc. from Home Holdings. In addition, outstanding units under the Team Resto Ownership Plan were replaced by shares of our common stock issued to the participants of the Team Resto Ownership Plan. Home Holdings' equity interests are held primarily by funds affiliated with Catterton, Tower Three and Glenhill. In this proxy statement, we refer to Catterton, Tower Three and Glenhill as our "Principal Equity Holders."

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with Home Holdings, our Principal Equity Holders, Mr. Alberini, Mr. Friedman and certain other stockholders in connection with the offering. The registration rights agreement provides that Home Holdings, Catterton and Tower Three have registration rights whereby Home Holdings, Catterton or Tower Three can require us to register under the Securities Act any Registrable Securities (as such term is defined in the registration rights agreement) owned by Home Holdings, Catterton or Tower Three as of the date of such demand. Catterton and Tower Three are entitled to three long-form registrations each (including through Home Holdings) and an unlimited number of short-form registrations, provided that we are not obligated to effect more than two such short-form registrations in any twelve month period.

If we register any shares for public sale, our stockholders with piggyback registration rights under the registration rights agreement have the right to include their shares in the registration, subject to certain exceptions. For example, if the piggyback registration is an underwritten offering and the managing underwriters advise us that, in their opinion, the number of shares requested to be included in the offering exceeds the number which can be sold in such offering within a price range acceptable to us, we are required to include in the offering (i) first, the securities we propose to sell, (ii) second, the registrable securities requested to be included in such registration, pro rata among the holders of such registrable securities on the basis of the number of registrable securities owned by each such holder and (iii) third, any other securities requested to be included in such registration pursuant to contractual arrangements with the Company.

The registration rights agreement contains certain restrictions on sale applicable to Mr. Friedman, Mr. Alberini, Ms. Boone, Mr. Dunaj and certain other employees of the Company that, subject to certain exceptions, generally have the effect of limiting sales by such holders to a pro rata rate of sell-down corresponding to sales by Home Holdings, Catterton and Tower Three unless such selling restrictions are waived in any particular instance or as to any affected stockholder. However, Mr. Friedman will also have a preferential right to sell up to 10% of the shares offered in our first follow-on public offering, up to $15 million total.

Stockholders Agreement

In connection with our initial public offering, we entered into a stockholders agreement with Home Holdings. The stockholders agreement (and our certificate of incorporation) provides for a waiver of the corporate opportunity doctrine with respect to Home Holdings and its affiliates, including the Principal Equity Holders. If Home Holdings or its affiliates, including the Principal Equity Holders, participate in any such corporate opportunity, Thomas Mottola and Barry Sternlicht, two of our directors, will also be afforded a waiver of the corporate opportunity doctrine in connection with any participation by them in any such corporate opportunity. The stockholders agreement provides that as long as Home Holdings and the Principal Equity Holders hold at least 30% of the voting power of our outstanding common stock, Home Holdings shall have the right to nominate two members of our board of directors. Home Holdings also has the right to nominate two observers to our board of directors. Our board observers have the right to attend and participate in all meetings of the board of directors in a non-voting, observer capacity. In addition, our board observers generally receive, concurrently with members of our board of directors, notice of such meetings and a copy of all minutes, consents and other materials provided to members of our board of directors. For so long as Home Holdings and the Principal Equity Holders hold at least 30% of the voting power of our outstanding common stock, certain actions may not be taken without the approval of Home Holdings, including:

- a change of control or the merger or consolidation of us or any of our subsidiaries;
- entering into any contract relating to a joint venture, investment, recapitalization, reorganization or contract with any other person or the acquisition of any securities or assets of another person (other than inventory acquired in the ordinary course of business);
- any transfer of a material amount of assets of us or any of our subsidiaries, other than inventory sold in the ordinary course of business;
- the issuance of any capital stock of us or any of our subsidiaries, other than certain issuances upon the grant of equity awards;
- the filing of any registration statement by us or any of our subsidiaries, or the commencement of any public offering by us or any of our subsidiaries, other than in respect of certain equity awards;
- the guarantee, assumption, incurrence or refinancing of indebtedness for borrowed money by us or any of our subsidiaries or the pledge of, or granting of a security interest in, any of our assets or the assets of our subsidiaries other than our existing debt (under our revolving line of credit) and trade indebtedness incurred in the ordinary course of business;
- entering into related party transactions or amending or modifying any existing related party agreement;
- the adoption of a "poison pill" or other material defensive mechanisms not in place as of the consummation of the Company's initial public offering;
- the payment, declaration or setting aside of dividends or distributions on our capital stock;
- redemptions or repurchases of our capital stock (other than repurchases of shares from employees upon termination of employment pursuant to terms of equity grants) or repricing of equity awards;
- any amendment of our certificate of incorporation, bylaws or the terms of our common stock;
- the creation of any new class or series of shares of having rights, preferences or privileges senior to or on a parity with our common stock;

- the creation of any committees of the board or the board of any of our subsidiaries, or delegation of authority to a committee, except as set forth in committee charters adopted;
- certain actions in respect of liquidation, dissolution or bankruptcy; and
- the entering into of any agreement to do any of the foregoing.

Management Services Agreement

Restoration Hardware, Inc. and Home Holdings entered into a management services agreement as of June 17, 2008, with Catterton Management Company, LLC, Tower Three Partners LLC and GJK Capital Advisors, LLC, which agreement was terminated in connection with our initial public offering. Under the management services agreement, Catterton Management Company, LLC, Tower Three Partners LLC and GJK Capital Advisors, LLC provided management and advisory service to Restoration Hardware, Inc. and its affiliates, including general management consulting services, support and analysis with respect to financing alternatives and strategic planning functions. The aggregate fees paid to Catterton Management Company, LLC under the agreement were $5.12 million for fiscal 2012; the fees paid to Tower Three Partners LLC under the agreement were $4.83 million for fiscal 2012; and the fees paid to GJK Capital Advisors, LLC were $0.94 million for fiscal 2012. The fees paid under the management services agreement in fiscal 2012 were paid by Restoration Hardware, Inc.

Arrangements with Hierarchy

In connection with the initial public offering, Home Holdings agreed to invest $5 million, consisting of $2.5 million in an initial tranche and up to $2.5 million in one or more additional tranches, directly or indirectly, in a newly formed entity named Hierarchy, LLC ("Hierarchy"). If requested by Home Holdings and agreed to by us, we may make the subsequent investments. Following this $5 million investment, Home Holdings will indirectly hold approximately a 20% voting interest in Hierarchy. Gary Friedman has a controlling interest in Hierarchy. We have the right to acquire all or a portion of Home Holdings' interest in Hierarchy between the second and third anniversary of the initial public offering, at the greater of then fair market value and the price paid by Home Holdings. Further, Home Holdings has assigned to us its right of first offer and co-sale right over the sale by Mr. Friedman of his interests in Hierarchy, its right of first offer over the sale of Hierarchy or any of its lines of business, and its preemptive rights on issuances of additional interests in Hierarchy. In the event that the Company acquires interests in and becomes a member of Hierarchy, the Company and any member holding 10% of the outstanding interests in Hierarchy, including Mr. Friedman, will have a right of first offer, and each such member will have a co-sale right, over any future sale by the Company of its interests in Hierarchy. We transferred to Hierarchy our minimal apparel-related assets for fair market value. Unless otherwise agreed by Home Holdings, for two years from the date of the Hierarchy agreements, Hierarchy's lines of business will be limited to apparel and apparel related businesses. In addition, Hierarchy will be permanently prohibited from entering into lines of business in which we are engaged and certain lines of business in which we may become engaged (other than luggage, which Hierarchy may enter into after such two year period). The agreements among Hierarchy, Home Holdings, Mr. Friedman and the Company contemplate that we will enter into an agreement to provide Hierarchy with back office, logistics, supply chain and administrative support, with pricing determined based on the fair market value of such services. For so long as any transaction with Hierarchy would be deemed a related party transaction under applicable SEC rules, all transactions between us and Hierarchy will be reviewed and subject to approval or disapproval by our audit committee, none of the members of which will be affiliated with Home Holdings.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements and our advisory services agreement with Mr. Friedman, see "Executive Compensation—Employment and Other Agreements."

Equity Grants

We have made certain equity grants to members of our senior management and certain members of our board of directors. For more information regarding these grants, see "Executive Compensation—Compensation Tables."

Director and Officer Indemnification and Limitation of Liability

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

We entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Our Policy Regarding Related Party Transactions

We have a written policy with respect to related party transactions. Under our related party transaction policies and procedures, a "Related Party Transaction" is any financial transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries is a participant and in which a Related Party has or will have a direct or indirect interest, other than any transactions, arrangements or relationships in which the aggregate amount involved will not or may not be expected to exceed $120,000 in any calendar year, subject to certain exceptions. A "Related Party" is any of our executive officers, directors or director nominees, any stockholder directly or indirectly beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, or any immediate family member of any of the foregoing persons.

Pursuant to our related person transaction policies and procedures, any Related Party Transaction must be reviewed by the audit committee. In connection with its review of a Related Party Transaction, the audit committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the Related Party Transaction. Management shall present to the audit committee the following information, to the extent relevant, with respect to actual or potential Related Party Transactions:

1. A general description of the transaction(s), including the material terms and conditions;
2. The name of the related party and the basis on which such person or entity is a related party;
3. The related party's interest in the transaction(s), including the related party's position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction(s);
4. The approximate dollar value of the transaction(s), and the approximate dollar value of the related party's interest in the transaction(s) without regard to amount of profit or loss;
5. In the case of a lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments expected to be made;
6. In the case of indebtedness, the aggregate amount of principal to be outstanding and the rate or amount of interest to be payable on such indebtedness; and
7. Any other material information regarding the transaction(s) or the related party's interest in the transaction(s).

Other than compensation agreements and other arrangements which are described under "Executive Compensation," and the transactions described above, since January 28, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2014 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. The Company's Bylaws provide that, for stockholder nominations to our board of directors or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Restoration Hardware Holdings, Inc., 15 Koch Road, Suite J, Corte Madera, CA 94925.

To be timely for the 2014 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between February 5, 2014 and April 7, 2014. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by the Company's Bylaws.

Requirements for Stockholder Proposals to Be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2014 annual meeting must be received by us not later than February 5, 2014 in order to be considered for inclusion in the Company's proxy materials for that meeting.

Available Information

The Company will mail without charge, upon written request, a copy of the Company's Annual Report on Form 10-K for fiscal year 2012, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925
Attn: Investor Relations

The Annual Report is also available at *www.ir.restorationhardware.com.*

"Householding"—Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are stockholders of the Company will be "householding" our annual report and proxy materials. A single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, the Company will promptly deliver a separate copy of the annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call the Company's Investor Relations department at 15 Koch Road, Suite J, Corte Madera, CA 94925, Attn: Investor Relations, telephone number (415) 945-4998, email address investorrelations@rh.com.

Any stockholders who share the same address and currently receive multiple copies of the Company's annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

Our board of directors does not presently intend to bring any other business before the meeting and, so far as is known to our board of directors, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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2012 ANNUAL REPORT ON FORM 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-35720

RESTORATION HARDWARE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**45-3052669**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
15 Koch Road, Suite J Corte Madera, CA	**94925**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 924-1005

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.0001 par value	**New York Stock Exchange, Inc.**
(Title of class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 28, 2012, the last business day of the registrant's most recently completed second quarter, there was no established public market for the registrant's common stock. The registrant's common stock began trading on the New York Stock Exchange on November 2, 2012. As of February 2, 2013, the aggregate value of the registrants common stock held by non-affiliates was approximately $214.9 million, based on the number of shares held by non-affiliates as of February 2, 2013 and the closing price of the registrant's common stock on the New York Stock Exchange on February 2, 2013.

As of April 16, 2013, 38,108,092 shares of registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended February 2, 2013.

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RESTORATION HARDWARE HOLDINGS, INC.
INDEX TO FORM 10-K

		Page
	PART I.	
Item 1.	Business	1
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	41
Item 2.	Properties	41
Item 3.	Legal Proceedings	43
Item 4.	Mine Safety Disclosures	43
	PART II.	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	44
Item 6.	Selected Consolidated Financial Data	45
Item 7.	Management's Discussion And Analysis of Financial Condition and Results of Operations	51
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	76
Item 8.	Financial Statements and Supplementary Data	77
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	112
Item 9A.	Controls and Procedures	112
Item 9B.	Other Information	112
	PART III.	
Item 10.	Directors, Executive Officers and Corporate Governance	113
Item 11.	Executive Compensation	113
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	113
Item 13.	Certain Relationships and Related Transactions and Director Independence	113
Item 14.	Principal Accountant Fees and Services	113
	PART IV.	
Item 15.	Exhibits and Financial Statement Schedules	114

Form 10-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This annual report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed in *Item 1A—Risk Factors*, *Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations*, and elsewhere in this annual report. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements, as well as other cautionary statements. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

We cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this annual report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

Item 1. Business

Overview

We believe RH is one of the most innovative and fastest growing luxury brands in the home furnishings marketplace. We believe our brand stands alone and is redefining this highly fragmented and growing market, contributing to our superior sales growth and market share gains over the past several years as compared to industry growth rates. Our ability to innovate, curate and integrate products, categories, services and businesses with a completely authentic and distinctive point of view, then rapidly scale them across our fully integrated multi-channel infrastructure is a powerful platform for continued long-term growth. We evolved our brand to become RH, positioning our Company to curate a lifestyle beyond the four walls of the home. Our unique product development, go-to-market and supply chain capabilities, together with our significant scale, enable us to offer a compelling combination of design, quality and value that we believe is unparalleled in the marketplace.

Our business is fully integrated across our multiple channels of distribution, consisting of our stores, catalogs and websites. As of February 2, 2013, we operated a total of 71 retail stores, consisting of 65 Galleries, 3 Full Line Design Galleries and 3 Baby & Child Galleries, as well as 13 outlet stores throughout the United States and Canada. In fiscal 2012, we distributed approximately 32.7 million Source Books, and our websites logged over 18.9 million unique visits.

Over the last several years, we have achieved strong growth in sales and profitability, as illustrated by the following:

- From fiscal 2010 to fiscal 2012, we increased our net revenues 54% to $1,193 million, our adjusted EBITDA 135% to $96.6 million and our adjusted EBITDA margin by 280 basis points to 8.1%.
- From fiscal 2010 to fiscal 2012, we increased our adjusted net income by $34.7 million from $3.0 million to $37.7 million. Over the same time period, our GAAP net loss increased from $7.1 million to $12.8 million.
- We have achieved 12 consecutive quarters of double-digit net revenue growth through our fiscal quarter ended February 2, 2013. We achieved this growth as we reduced our store base from 95 retail locations as of January 30, 2010 to 71 locations as of February 2, 2013.

See "Selected Historical Consolidated Financial and Operating Data" for a discussion of adjusted EBITDA, and a reconciliation of adjusted EBITDA to net income (loss). See "Basis of Presentation and Results of Operations" within *Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations* for a discussion of adjusted net income and a reconciliation of adjusted net income to net income (loss).

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Our Market-Redefining Luxury Brand. We believe RH stands alone as a leading luxury brand of inspired design, and is redefining the highly fragmented home furnishings market. We provide dominant merchandise assortments across a growing number of categories and feature a highly differentiated style, presentation and customer experience. We believe that offering a compelling combination of design, quality and value enables us to remain relevant with our target customer and expand our reach. We believe we are changing the home furnishings landscape by attracting affluent consumers from designer showrooms and high-end boutiques with our compelling value proposition, as well as aspirational consumers trading up to our more sophisticated aesthetic relative to what can be found in department stores and other home furnishings retailers. We believe this has led to our superior sales growth and market share gains over the past several years as compared to industry growth rates. In a market characterized by smaller, independent competitors, we believe our luxury positioning, superior quality and significant scale enable us to grow our market share.

Our Unique Development Model. We believe our unique approach to the development of new products, categories and services enables us to gain market share, adapt our business to emerging trends, stay relevant with our customers and enter into new businesses that leverage our strengths. The foundation of our unique development model is:

- *Innovation.* We are dedicated to offering products and services that push established boundaries. We are driven to look beyond current business paradigms and best practices to create new paradigms and next practices. The scope of our innovation is demonstrated in every aspect of our organization, including in our products and services, our stores and presentation, our channel-agnostic go-to-market strategy and our fully integrated supply chain and systems infrastructure.
- *Curation.* At our core we are not designers, rather we are curators and composers of inspired design and experiences. We travel the world in search of people, ideas, items, experiences and inspiration, and then create a composition that is unique and entirely our own. Through this journey of searching, discovering, re-imagining, curating and composing the ideas, items and experiences that we love, we create a completely unique and authentic expression in the marketplace.
- *Integration.* Everything we curate and compose must be beautifully and intelligently integrated, enhancing the appeal of our offering and experience. This process involves both "art and science" as we integrate new products that enhance existing products, new categories that enhance existing categories and new services and businesses that enhance existing services and businesses, and as our supporting functions and infrastructure are integrated to achieve our goals.

Our ability to innovate, curate and integrate products, categories, services and businesses, then rapidly scale them across our fully integrated multi-channel infrastructure is a powerful platform for continued long-term growth.

Our Superior Capabilities. Our product development and multi-channel go-to-market capabilities together with our fully integrated infrastructure and significant scale, enable us to offer a compelling combination of design, quality and value that we believe is unparalleled in the marketplace.

- *Highly Differentiated Product Development Capabilities.* We have architected a proprietary product development platform that is fully integrated from product ideation to presentation. We have established a cross-functional organization centered on product leadership, with teams that collaborate across our product development, sourcing, merchandising, inventory and creative functions. Our product development facility, the *RH Center of Innovation & Product Leadership*, supports and streamlines the entire product development process. We work closely with our network of artisan partners who possess specialized design and manufacturing capabilities and who we consider an extension of our product development team. Our product development platform and significant scale have enabled us to introduce an increasing number of new products with each collection and dramatically shorten our product lead times from 12 – 18 months to 3 – 9 months and reduce product costs, which allow us to offer greater value to our customers.
- *Multi-Channel Go-To-Market Ability.* We pursue a market-based rather than a channel-based sales strategy and allocate resources by market to maximize our return on invested capital. Our strategy is to size our product assortments to the potential of the market and to size our stores to the potential of the area that each location serves. We leverage our direct channels to maximize reach, increase brand awareness and allow customers to access our complete product offering. Our channels are fully integrated and complement each other, with our stores acting as showrooms for our brand while our Source Books and our websites act as virtual extensions of our stores. Our stores allow our customers to experience our product collections in lifestyle settings and to consult with our highly qualified sales associates and interior designers to develop design solutions for their homes. We complement our stores with targeted catalog mailings, emails and apps for smartphones and tablets. In our stores, our sales associates use iPads and other devices to allow customers to shop our entire merchandise assortment while in the store. We believe that by offering a seamless experience across our stores and direct channels, we present a consistent brand image and inspire our customers to shop with us more

often. This approach is designed to enhance our customer experience, generate greater sales, increase our market share and deliver higher returns on invested capital.

- *Fully Integrated Infrastructure.* Our infrastructure is integrated across our multiple channels, providing three key advantages. First, we have strong direct sourcing capabilities and direct vendor relationships that contribute to shortened product lead times and reduced merchandise costs. Second, our inventory is centrally managed across our channels to drive working capital efficiency and optimize product availability. Third, our reconfigured distribution network and new order management, warehouse management and point-of-sale systems contribute to improved customer service levels, including shorter delivery times. Our systems platform has business intelligence reporting capabilities that provide multi-channel information which enable us to make timely and informed decisions across all aspects of our business. We believe our infrastructure provides us with a sophisticated operating platform and significant capabilities to support our future growth.

Our High-Performance Culture and Team. We have built a high-performance organization driven by a company-wide commitment to our core values of People, Quality, Service and Innovation. The leadership team led by our Chief Executive Officer, Carlos Alberini, has significant expertise across all of our core functions, including brand management, product development, sourcing, supply chain, merchandising, finance and operations. Mr. Alberini is a highly respected financial and operational leader in the retail sector, having most recently served as President and Chief Operating Officer of Guess? from 2000 to 2010. Mr. Alberini is widely recognized in the industry for his role in helping to build Guess? into a leading global brand and business. We also benefit from the vision and advice of Gary Friedman, who serves as our Chairman Emeritus, Creator and Curator. With over 24 years of experience in executive roles in the specialty home industry, Mr. Friedman is recognized as a creative force and design leader. We believe our high-performance culture and team are key drivers of our success and position us well to execute our long-term growth strategy.

Our Growth Strategy

Key elements of our growth strategy are to:

Transform Our Real Estate Platform. We believe we have an opportunity to significantly increase our sales by transforming our real estate platform from our existing retail footprint to a portfolio focused on Full Line Design Galleries. Our Full Line Design Galleries are sized based on the market potential and the size of our assortment. As of February 2, 2013, we had three Full Line Design Galleries that averaged approximately 21,800 selling square feet, more than three times the size of our average Gallery. Our Full Line Design Galleries allow consumers to experience a broader merchandise assortment in a highly differentiated retail setting. We have found that we experience higher sales across all of our channels when we showcase more of our assortment. We have identified approximately 50 key metropolitan markets where we can open new Full Line Design Galleries in iconic or high profile locations that are representative of our luxury brand positioning. We believe, based on our analysis of the market, that we have the opportunity to more than double our current selling square footage in the United States and Canada over the next 5 to 10 years as we transform our real estate platform by opening Full Line Design Galleries in these 50 identified markets.

We opened our first three Full Line Design Galleries in Los Angeles in June 2011, Houston in November 2011 and Scottsdale in November 2012. In the Los Angeles and Houston markets, store demand increased by approximately 90% and 60%, respectively, and direct demand increased by approximately 30% and 45%, respectively, in the first full year of operations of those Full Line Design Galleries. In the Scottsdale market, we experienced an approximate 80% increase in store demand and an approximate 75% increase in direct demand during the months from the store's opening in November 2012 through the end of fiscal 2012. In April 2013 we opened our fourth Full Line Design Gallery in Boston. We plan to open new Full Line Design Galleries in Indianapolis, Greenwich and Atlanta. In addition, we have identified locations, and are in active lease discussions, in approximately 20 markets including New York City, Chicago, Miami, Denver, Dallas and San Diego.

Expand Our Offering and Increase Our Market Share. We participate in the domestic housewares and home furnishings market, that based on our research we believe represented $143 billion in sales in 2010. Our annual net revenues currently represent less than 1% of this market, and we believe we have a significant opportunity to increase our market share as more customers are exposed to our growing merchandise assortment and as introductions of new products and services inspire current and new customers to add to their collections. We believe our dominant assortments and continued expansion of product categories enable us to change the highly fragmented luxury home furnishings landscape and grow our market share. We apply our unique design aesthetic and superior product development capabilities to bring a fresh and differentiated perspective to existing and new product categories, new services and new businesses:

- *Increase Product Categories and Assortments.* Over the past few years we have successfully expanded our offering across our categories. We have continued this strong level of innovation with a number of initiatives, including in: (i) indoor and outdoor furniture, where we continued to broaden our assortments in upholstery, dining and occasional, as well as introduced new finishes in our living, dining and bedroom collections; (ii) rugs, where we continued to significantly enhance our collection developed by Ben Soleimani of Mansour Rug, a 4th generation family-owned rug business known for its innovative designs; (iii) lighting, where we significantly expanded our assortment; and (iv) baby and child products, where we continued to expand our assortments in furniture, textiles and décor. We also introduced our collection of smaller living space furnishings, and custom window shades and blinds.

  We are continuing to introduce select new product categories where we can offer a dominant merchandise assortment consistent with our brand positioning in other product categories. We recently launched two new collections through distinct Source Books: Tableware, our collection of dinnerware, flatware and table linens, and Objects of Curiosity, our collection of unique decorative accessories and objects for the home.

  We have a successful record of new category introductions, including Outdoor in Spring 2006, Baby & Child in Spring 2008, Outdoor & Garden in Spring 2010 and Small Spaces in Spring 2012. Historically, once a category is tested and proven in our direct business, we selectively roll out an edited collection of the products in our stores. We believe this approach allows us to efficiently launch categories in a disciplined, expeditious and cost-effective manner. For example, our Garden collection took seven months from concept to introduction, with minimal additional resources required to launch.

- *Expand Services.* We plan to provide our customers with a growing range of services designed to enhance the customer experience and optimize sales. We have introduced interior design services, providing our customers with complimentary in-store and in-home design consultations. As of February 2, 2013, we had 39 interior designers in 25 locations, and plan to expand this program. Based on the results achieved to date, we believe that our interior design team will contribute to increased sales as they assist, inspire and influence customers in the manner in which they envision their homes. In addition, an expanded portion of our product offering can be customized to meet individual preferences, including different choices of materials, fabrics and finishes. We are also enhancing our existing registry services and believe that a significant opportunity exists to expand and improve our bridal and gift registry businesses with the expansion of our Baby & Child offering and our introduction of Tableware and Objects of Curiosity.

- *Enter New Businesses.* We believe we have the ability to leverage our defining strengths of taste, style and innovation across multiple businesses, which can enhance brand awareness, reinforce our lifestyle positioning and enrich the customer experience. We plan to explore and test from time to time new business opportunities complementary to our core business which can capitalize on our unique development model. For example, in 2013 we plan to launch our Contemporary Art business, with our first freestanding art gallery in the Chelsea Arts District in New York, as well as an e-commerce platform. We believe we can scale new businesses rapidly, leveraging our fully integrated multi-channel infrastructure and providing a powerful platform for continued long-term growth.

Increase Brand Awareness. We will continue to increase our brand awareness and customer loyalty through our real estate transformation, our circulation strategy, our digital marketing initiatives and our advertising and public relations efforts.

- *Real Estate Positioning*. Our stores are a critical branding vehicle. We believe the transformation of our real estate platform from a mall-based retail footprint to a portfolio focused on Full Line Design Galleries will contribute to increased brand awareness as our customers experience an enhanced expression of our luxury brand positioning.
- *Circulation Strategy*. Our catalogs are also an important branding and advertising vehicle. We have found that when we display a greater merchandise assortment in our catalogs, we experience increased sales across all of our channels. Since Spring 2011, we have pursued our Source Book strategy, whereby we distribute to a higher number of households dominant catalogs that feature expanded page counts and present over 80% of our product assortment at the time of publication. This strategy contributed to an 81% increase in the number of catalog pages circulated and a 30% increase in net revenues for our direct business in fiscal 2012.
- *Digital Initiatives*. We are investing in enhanced marketing initiatives for our e-commerce business, which we believe will result in greater website traffic and sales. Our websites display our most comprehensive product assortment and serve as critical tools for introducing and testing new products. We are continually enhancing the navigation and presentation features of our websites, which enable our customers to develop design solutions for themselves. In order to increase traffic to our websites, we have increased our email marketing efforts and have introduced apps for smartphones and tablets, which provide an additional means for our customers to browse our growing product assortment.
- *Advertising and Public Relations Efforts*. We proactively market our brand through public relations and print advertisements in brand relevant publications such as *Architectural Digest*, *Vanity Fair*, *Elle Décor*, *House Beautiful*, *Veranda*, *Town and Country* and *DuJour*. In addition, we plan to continue to host in-store events related to new store openings and product launches. We believe that increased brand awareness will drive higher sales in our stores and our direct business over time.

Pursue International Expansion. We plan to strategically expand our business into select countries outside of the United States and Canada over the next several years. We believe that our luxury brand positioning and unique aesthetic will have strong international appeal. We expanded into the Canadian market in 1998 and successfully built our presence into a multi-channel business featuring five retail locations and in-market catalog and online capabilities. We intend to leverage this experience as we expand our business internationally.

Increase Operating Margins. We have the opportunity to continue to improve our operating margins by leveraging our fixed occupancy costs and scalable infrastructure. We believe that our real estate transformation will allow us to better leverage our fixed occupancy costs by consolidating multiple Galleries into single Full Line Design Galleries, opening in locations that tend to have lower lease costs per square foot and reducing non-selling backroom space. Our Full Line Design Galleries are architected to offer more compelling unit economics by increasing the selling square footage devoted to our retail assortment and utilizing non-traditional selling space such as rooftops and garden courtyards, which carry much lower occupancy costs than the typical retail space. In addition, because our Full Line Design Galleries are destinations for customers, we believe that they will allow us to improve margins by obtaining more favorable lease arrangements with landlords. We have a well-developed, scalable infrastructure that is positioned to support our revenue growth without a proportionate increase in operating expenses. We also believe that our margins can further benefit over time from the introduction of new, higher-margin product categories, reduced product costs based on greater volumes with our vendors, and opportunities to optimize our shipping expenses.

Our High-Performance Culture

We believe that to know our Company, you have to know our culture and our values. We are a team of people who believe we can change the world. We believe in our ability to create an endless reflection of hope, inspiration, passion and love that will ignite the human spirit and transcend our existence.

Our culture is driven by our management team, which instills a company-wide commitment to our core values. Every leader in our Company participates in a training program annually and signs our Leadership Contract, a commitment to model and teach our values. We believe our distinct corporate culture allows us to attract highly talented team members who are passionate and driven and who share our vision. Our Company's core values are:

- *People*—We believe the "right" people are our greatest asset. We value people with high energy, who possess the ability to energize others. People who are smart, creative and have a point of view. People who see the answer in every problem, versus those who see the problem in every answer. People who are driven, determined and won't take "no" for an answer. We value team players, people who are more concerned with what is right, rather than who is right.
- *Quality*—Quality starts with our people and should be visible in every aspect of our Company. From our people to our products, to our service and our standards, from the way we communicate to our commitment to educate. From the accuracy and efficiency in our distribution facilities, to the marketing and presentation of our products in our stores, catalogs and websites. Being committed to quality means being able to see it in every detail of our organization.
- *Service*—We believe that service starts inside the organization and embrace a concept called "People First." Simply put, it means "if we expect our people to deliver first class service to our customers, we must first deliver first class service to our people." It is everyone's responsibility to remove the obstacles and provide support so our associates throughout the organization are empowered to "Do the right thing." Our people smile when we smile, our people serve our customers when we serve our people.
- *Innovation*—We value innovation, taking risks and boldly going where no company has gone before. We believe you're either striving to get better, or allowing yourself to get worse, there is no such thing as staying the same. The power of innovation comes from leveraging the creative minds and spirit of all our people at all levels of the organization. We strive to build an environment that encourages people to challenge, ask "why?" and "why not?" We embrace those people who have the courage to put forth new ideas and breathe new life into our Company. Innovation is at the core of what we do.

Evolution of Our Business

In 2001, we began to reposition Restoration Hardware from a nostalgic, discovery-items business to a leading home furnishings brand. In 2008, we were taken private by investment funds affiliated with Catterton, Tower Three and Glenhill. Our strategic plan at the time of the going private transaction required significant investments in infrastructure to develop our distribution center in West Jefferson, Ohio and other initiatives to improve our merchandise delivery capabilities. As part of the going private process, we received access to additional equity capital from our investors and as a result we were able to accelerate the transformation of our business and brand and the development of our multi-channel business model and infrastructure. Over the last twelve years, we have built a new company through the following initiatives:

- *Elevated Our Brand Positioning*—We significantly enhanced the quality and design of our merchandise, elevating our brand to a luxury positioning. We believe this strategy, along with our compelling combination of design, quality and value, have allowed us to change the highly fragmented home furnishings landscape and position us to grow our market share.
- *Enhanced Our Product Development Process*—We established a collaborative organization with cross-functional teams in product development, sourcing, merchandising, inventory and creative, all focused

on product leadership. We built the *RH Center of Innovation & Product Leadership,* a facility which supports and streamlines the entire product development process. In addition, we have developed direct sourcing relationships with our artisan partners. The transformation of our creative process has dramatically shortened our typical product lead times, reduced our product costs and enhanced our ability to successfully introduce new categories.

- *Refined Our Go-To-Market Strategy*—We aligned our organization and the way in which we approach the consumer to pursue a market-based rather than channel-based sales strategy across our stores and direct channels. Our strategy is to size our product assortments to the potential of the market and to size our stores to the potential of the area that each location serves. We believe this approach enables us to strategically deploy our resources by market to maximize return on invested capital. In order to expose more customers to a broader product assortment we use our Source Books and websites as virtual extensions of our stores. In Spring 2011, we introduced our new Source Book large catalog format that displays a greater percentage of our product assortment, which we believe is continuing to increase sales across all of our channels because customers respond to the assortments that we emphasize and feature prominently both in our catalogs and in our stores.
- *Reconceptualized Our Stores and Developed Full Line Design Gallery Format*—In 2009 and 2010, we remodeled substantially all of our existing retail stores into our Gallery format that reconceptualizes the store experience by presenting our products in sophisticated lifestyle settings. We experienced enhanced productivity and profitability as a result of our Gallery conversions. In 2011, we developed our Full Line Design Gallery format. This format is architected to offer more compelling unit economics by increasing the selling square footage devoted to our retail assortment and utilizing non-traditional selling space such as rooftops and garden courtyards, which carry much lower occupancy costs than the typical retail space.
- *Built a New Supply Chain and Systems Infrastructure*—We invested over $60 million from fiscal 2006 to fiscal 2010 in our supply chain and systems infrastructure, including: (i) reconfiguring and adding to our distribution network; (ii) implementing new point-of-sale, warehouse management, order management and customer service systems; and (iii) enhancing our direct sourcing capabilities.
- *Strengthened Our Management Team*—We strengthened our management team by adding Mr. Alberini to our team as well as other senior leaders in merchandising, product development, finance, information technology and inventory planning who bring extensive experience in their respective fields.

We believe these initiatives have contributed to our recent strong performance and increased profitability, and position us for sustained growth and profitability. The following chart illustrates some of the principal aspects of the transformation of the old Restoration Hardware to the new RH:

	Old Restoration Hardware	New RH
Merchandise Strategy	Nostalgic, discovery items	Category dominance, integrated lifestyle presentation
Product Development	Internally designed and developed (12 – 18 months lead time)	Externally discovered and curated (3 – 9 months lead time)
Go-to-Market Strategy	Conventional channel-focused marketing	Fully integrated market-based, multi-channel strategy
Retail Strategy	Multiple small locations in a given market showcasing narrow and redundant assortment	Consolidated markets, generally featuring larger locations showcasing broader assortment

	Old Restoration Hardware	New RH
Direct Strategy	84-page catalog; limited mailing list; nascent e-commerce platform	Over 1,600 pages across our Interiors, Outdoor, Baby & Child, Objects of Curiosity, Small Spaces and Tableware Source Books; broader mailing list; established e-commerce platform
Sourcing	Traditional agent buying structure	Highly collaborative direct vendor relationships
Supply Chain & Systems	Channel-specific architecture	Fully integrated multi-channel platform

Our Market

We participate in the large and growing domestic housewares and home furnishings market. Based on our research, we believe this market generated $143 billion in retail sales in 2010 and is projected to grow at a compound annual growth rate of 3% – 4% between 2011 and 2015. Our annual net revenues currently represent less than 1% of this market, providing us with a substantial opportunity to gain market share. We believe the seven major categories in the housewares and home furnishings market are the following: indoor furniture, textiles, dishes and flatware, bath, lighting, outdoor furniture, and carpets and floor coverings. Based on our research, we believe that indoor furniture represented the largest percentage of the market in 2010 at 43%, or $62 billion in total sales, and textiles represented the second largest segment. We believe that our dominant merchandise assortments and differentiated product designs in these key categories will enable us to increase our market share.



According to Euromonitor International, a market research and analysis firm, the U.S. housewares and home furnishings market is highly fragmented. The top 20 companies comprised only 20% of the total market in 2008, with the largest player representing less than 3% of the total market. As a result of the weakening housing market and economic downturn in 2007, many home furnishings retailers were forced to close stores, dramatically scale back operations or lower prices. Companies such as Bombay Company, Smith & Hawken, Linens 'n Things, Z Gallerie and Levitz declared bankruptcy or liquidated, while many others were weakened. While our sales results were also adversely affected during this period, this disruption also created an opportunity for us to differentiate our brand in the marketplace. We believe we are well positioned to gain market share in the current competitive environment as a result of our compelling combination of design, quality and value.

We target households with incomes of $200,000 and higher, which we believe drive a disproportionate share of spending in the home furnishings market. We believe that these consumers are highly attractive as they tend to be less impacted by an economic downturn and return to spending more quickly in an economic recovery.

Our Products

We are merchants of luxury home furnishings offering collections of timeless, updated classics and reproductions. We operate as a curator of products that we regard as the finest historical design. Our luxury products embody our design aesthetic and reflect inspiration from across the centuries and around the globe. Our objective is to position RH as a lifestyle brand and design authority by offering dominant merchandise assortments across a growing number of categories, including furniture, lighting, textiles, bathware, décor, outdoor, garden, and baby and child products.

The following is a description of our primary product categories:

Category	Select Products Offered	Select Product Highlights
Furniture	• Bedroom • Dining • Upholstery • Home Office • Media • Cabinets	Our bedroom collections reflect classical 18th and 19th century designs with handcrafted artisan details and fine English construction in styles such as the St. James, French Empire, Maison and Rosette. Our dining room collections use architecturally inspired new and salvaged wood in both classic and contemporary designs and include the Russian Oak, Trestle and Farmhouse collections. Our home office products include vintage and industrial-inspired desks, seating and storage solutions reconceived for the home office, including the Aviator Wing Desk, inspired by World War II fighter planes and the Mayfair Steamer Secretary Trunk, created in collaboration with antiques dealer and furniture maker Timothy Oulton of London, England. For Spring 2013, we collaborated with artisans Luay Al-Rawi and Victoria Sala to introduce a new line of aged wood dining and occasional tables. In addition, we added distressed white and antique taupe finishes to many of our wooden furnishings, to complement the natural, brown and ebony finishes we currently carry.
Lighting	• Ceiling • Table • Floor • Wall • Outdoor	Our lighting designs and reproductions draw from architectural and historical pieces. In Spring 2013, we introduced the Vaille crystal and chain chandelier as well as the 19th century French Empire chain chandelier. We carry a comprehensive assortment of floor, table, wall and ceiling lighting.
Textiles	• Bed Linens • Bath Linens • Drapery • Rugs • Pillows & Throws	We offer fine Italian bedding, which includes our signature Italian hotel collection, designed in close partnership with Carlo Bertelli, a proprietor of a Florentine atelier recognized for luxurious Italian linen. Our bath linens use fine 100% Turkish cotton terry cloth with meticulous hand sewn detail, and are sourced in partnership with Haluk Eke of Turkey. Our drapes are made of high quality fabrics that include Libeco Lagae Belgian linen, Thai Silk and vintage velvet. We have further expanded our rug collections in Fall 2012 based on the successful introduction in Fall 2011 of rugs designed by Ben Soleimani of Mansour Rug. In Fall 2012, we introduced an exclusive line of custom roman shades and wood blinds with our partner The Shade Store, and a bespoke garment-dyed bed linen assortment designed by Matthew Lenoci.

Category	Select Products Offered	Select Product Highlights
Bathware	• Faucets • Hardware • Furniture • Sinks	Our bath faucets are made from drop forged brass and available in several finishes. Our fittings are German-made and feature drip-free valves. Our furniture and sink collections reflect classic designs and are made of fine materials. In Spring 2013, we added distressed white and antique taupe to our wood bath furniture collections in addition to our natural, coffee and ebony finishes.
Décor	• Decorative Accessories • Home Accessories • Wall Art • Gifts	Our décor assortment is centered around beautiful accents for the home in objects, frames, candlelight and wall art. Our holiday assortment features vintage inspired ornaments and carefully curated gifts. In Spring 2013, we introduced our 128 page Objects of Curiosity Source Book, partnering with talented artisans around the globe to showcase our collection of unique decorative accessories and objects for the home.
Tableware	• Dinnerware • Serveware • Glassware • Flatware • Entertaining • Table Linens	We debuted our Tableware collection in Spring 2013 with an 80 page Source Book. This collection features plates in round, square and coupe shapes made of authentic Chinese porcelain, presented in four translucent colored glazes. In addition, we are offering English silver from Sheffield, German Crystal stemware from Riedel, washed Belgian linens in 20 colors, and horn and bone flatware. We plan on showcasing our Tableware assortment in our stores later this year.
Outdoor & Garden	• Furniture • Textiles • Lighting • Accessories • Fire • Shade	We carry 30 collections of outdoor furniture that feature teak, metal and all-weather wicker available in custom finishes. We partner with Perennials and Sunbrella to create a collection of outdoor fabrics for our cushions and umbrellas. In Spring 2013, we partnered with Copenhagen designer Søren Rose to introduce the Aspen furniture collection made from French oak timbers. Our Garden collection is focused on completing the outdoor space with statuary, fire tables, garden structures, containers and lanterns.
Baby & Child	• Furniture • Bedding • Window Coverings • Flooring • Lighting • Décor	We developed Baby & Child as an extension of our brand, offering the same level of quality and design for children's furnishings as we offer for the rest of the home. We offer core categories for both nurseries and children's rooms. Our furniture collections are inspired by 18th and 19th century European designs, vintage industrial styles and French antiques, all built with the same level of quality as our home brand. Within textiles, we offer European bedding, Turkish towels, high-quality lined drapery, roman shades, and wool rugs. Our accessories include wall décor, storage solutions and playroom accents, inspired by vintage finds, industrial design and classic style and function.

We are in the process of expanding the following existing categories: (i) indoor and outdoor furniture, where we continue to broaden our assortments in upholstery, dining and occasional, as well as introduced new finishes in our living, dining and bedroom collections; (ii) rugs, where we continue to significantly enhance our collection developed by Ben Soleimani of Mansour Rug, a 4th generation, family rug business known for its innovative

designs; (iii) lighting, where we have significantly expanded our assortment; and (iv) baby and child products, where we continue to expand our assortments in furniture, textiles and décor. We have also introduced our collection of smaller living space furnishings, and custom window shades and blinds.

We are continuing to introduce select new product categories where we can offer a dominant merchandise assortment consistent with our brand positioning in other product categories. We recently launched two new collections through distinct Source Books: Tableware, our collection of dinnerware, flatware and table linens, and Objects of Curiosity, our collection of unique decorative accessories and objects for the home.

We have a successful record in introducing complementary product categories, including Outdoor in Spring 2006, Baby & Child in Spring 2008, Garden in Spring 2010 and Small Spaces in Spring 2012. Each of these new product categories was introduced as a new, standalone catalog. Historically, once a category is tested and proven in our direct business, we selectively roll out an edited collection of the products in our stores. We believe this approach allows us to efficiently launch categories in a disciplined, expeditious and cost-effective manner. For example, our Garden collection took seven months from concept to introduction, with minimal additional resources required to launch.

Product Development

Over the past several years we have architected a proprietary product development platform that is fully integrated from ideation to presentation. We have streamlined our product development organization and process to shorten product lead times and enhance our ability to introduce more new products with each collection. We believe that our new product development organization, process and facility allow us to deliver home furnishings with a compelling combination of design, quality and value. Key aspects are:

- *Organization*—We have established a collaborative, cross-functional organization centered on product leadership and coordinated across our product development, sourcing, merchandising, inventory and creative teams. Our product teams are focused on maximizing the sales potential of each product category across all channels, which eliminates the channel conflicts and functional redundancies often found in other retail organizations.
- *Process*—For many of our products, we work closely with our network of artisan partners who possess specialized product development and manufacturing capabilities and who we consider an extension of our product development team. We collaborate with our global network of specialty vendors and manufacturers to produce artisanal pieces on a large scale with a high level of quality and value, including both distinctive original designs and reinterpretations of antiques.
- *Facility*—We have built the *RH Center of Innovation and Product Leadership*, a facility which supports the entire product development process, from product ideation to presentation for all channels.

As a result of our proprietary organization, process and facility, we have shortened our typical product lead times from 12 – 18 months to 3 – 9 months and enhanced our ability to introduce more new products with each collection. In addition, our product development platform, sourcing capabilities and significant scale have enabled us to reduce our product costs, which allows us to offer greater value to our customers.

Sales Channels

We distribute our products through a fully integrated sales platform comprised of our stores, catalogs and websites. We believe the level of integration among all of our channels and our approach to the market distinguishes us from most other retailers. For fiscal 2012, sales of products originating in our stores represented 54% of our net revenues, while sales from our direct business represented 46% of our net revenues. We believe our channels complement each other and our customers' buying decisions are influenced by their experiences across more than one of our sales channels. We encourage our customers to shop across our channels and have

aligned our business and internal organization to be channel agnostic. Our integrated distribution and product delivery network serves all of our channels.

We believe the key advantage of our multiple sales channels is our ability to leverage the unique attributes of each channel in our approach to the market. Our catalog mailings serve as a key driver of sales through both our websites and retail stores. Through our Source Book strategy, we have expanded the page count and circulation of our catalogs to expose more customers to a broader product assortment. Our customers respond to the Source Books across all of our channels, with sales trends closely correlating to the assortments that we emphasize and feature prominently both in our Source Books and in our stores. Our retail stores reinforce our luxury brand aesthetic and showcase product collections in lifestyle settings consistent with the presentation in our direct channels. In addition, our store associates use iPads and other devices to allow customers to shop our entire merchandise assortment while in the store.

We maintain a database of customer information, which include sales patterns, detailed purchasing information, certain demographic information, geographic locations and email addresses of our customers. As of February 2, 2013, our customer database contained 14.0 million names. This database supports our ability to analyze our customers' buying behaviors across sales channels and facilitates the development of targeted marketing strategies. We segment our customer files based on multiple variables, and we tailor our catalog mailings and emails in response to the purchasing patterns and product needs of our customers. We focus on continually improving the segmentation of customer files and the expansion of our customer database.

In addition to our core channels, we are also expanding into professional services channels, including Trade and Contract. In the Trade channel, we work directly with independent interior designers purchasing for their businesses. Separately, we sell directly to customers who make purchases with the assistance of their own interior designers or decorators, which we refer to as "designer-assisted sales." We are also expanding our Contract business, which services hospitality, real estate development, and other business clients. These channels offer additional avenues for reaching new customers, including both businesses and individuals. We believe there is substantial opportunity for us to grow these businesses.

Stores

Retail Stores

As of February 2, 2013, we operated a total of 71 retail stores throughout the United States and Canada, consisting of 65 Galleries, 3 Full Line Design Galleries and 3 Baby & Child Galleries. Our retail stores are located primarily in upscale malls and street locations. We believe situating our stores in desirable locations with high visibility is critical to the success of our business, and we identify store locations based on several store specific aspects including geographic location, demographics, and proximity to other high-end specialty retail stores. We pursue a market based sales strategy, whereby we assess each market's overall sales potential and how best to approach the market across all of our channels. We customize square footage and catalog circulation to maximize each market's sales potential and increase our return on invested capital.

We operate three distinct store types: (1) our Full Line Design Gallery format, which, as of February 2, 2013, averaged approximately 21,800 selling square feet, (2) our Gallery format, which, as of February 2, 2013, averaged approximately 6,800 selling square feet, and (3) our Baby & Child Gallery format. We are transforming our real estate portfolio from our existing retail footprint to a portfolio based on Full Line Design Galleries sized to maximize the potential of each market. In key metropolitan markets, we will continue to open Full Line Design Galleries and in small to mid-sized markets, we expect to continue to open and operate Galleries. Our three stand-alone Baby & Child Galleries are located in Corte Madera (California), Houston, and Santa Monica. We anticipate that our Full Line Design Galleries will include dedicated Baby & Child retail space and, in addition, we will continue to evaluate potential opportunities for additional Baby & Child Galleries as stand-alone locations in other markets.

Our store formats convey a design aesthetic and shopping environment that is highly differentiated from other home furnishings retailers. We have reconceptualized the customer experience by showcasing products in a sophisticated lifestyle setting that we believe is on par with world-class interior designers, consistent with the imagery and product presentation featured in our catalogs and on our websites. Products in our stores are presented in fully appointed rooms, emphasizing collections over individual pieces. This presentation encourages a higher average order value as customers are inspired to purchase a full collection of products to replicate the design aesthetic found in our stores. We have optimized our selling space to display a greater number of products, resulting in higher sales productivity and profitability.

On average, our Gallery stores display less than 20% of our current assortment. Based on our historical performance, when a product is presented on the selling floor, we experience a significant increase in sales for that product across all of our channels. Our newer, larger store model, the Full Line Design Gallery, significantly enhances our merchandise presentation and customer experience to capitalize on this opportunity for sales growth.

Full Line Design Galleries are shopping destinations in iconic or high-profile locations with high customer visibility that enhance the RH brand. Our current strategy is to size these new Full Line Design Galleries based on the potential of the market and the size of our assortment. Landlords are currently offering us leases with more favorable terms that are typically available only to anchor tenants. We believe that we can structure these types of anchor tenant leases in a number of high-profile retail shopping centers. We expect that these leases will result in more predictable timing, higher developer contribution to our build-outs, and lower rents.

We expect that our Full Line Design Galleries will capture demand from larger market areas and allow us to close select existing locations, thereby eliminating unnecessary duplication of our assortment, optimizing our working capital investment and reducing occupancy costs and other expenses. We have identified approximately 50 key metropolitan markets where we can open new Full Line Design Galleries. We opened our first three Full Line Design Galleries in Los Angeles in June 2011, Houston in November 2011 and Scottsdale in November 2012. In the Los Angeles and Houston markets, store demand increased by approximately 90% and 60%, respectively, and direct demand increased by approximately 30% and 45%, respectively, in the first full year of operations of those Full Line Design Galleries. In the Scottsdale market, we experienced an approximate 80% increase in store demand and an approximate 75% increase in direct demand during the months from the store's opening in November 2012 through the end of fiscal 2012. In April 2013, we opened our fourth Full Line Design Gallery in Boston. We plan to open new Full Line Design Galleries in Indianapolis, Greenwich and Atlanta. In addition, we have identified locations, and are in active lease discussions, in approximately 20 markets including New York City, Chicago, Miami, Denver, Dallas and San Diego. We believe this strategy will enhance our sales, profitability and return on invested capital in key markets while making a powerful brand statement, as our Full Line Design Galleries heighten the visibility of our brand with customers and underscore our position as a destination for luxury home furnishings.

The table below highlights certain information regarding our retail stores open during the three years ended February 2, 2013.

	Fiscal Year		
	2012	**2011**	**2010**
Stores open at beginning of period	74	91	95
Stores opened	5	5	4
Stores closed	(8)	(22)	(8)
Stores open at end of period	71	74	91

We continually analyze opportunities to selectively close stores which have been under-performing, will be consolidated in connection with openings of our Full Line Design Galleries or are no longer consistent with our brand positioning. In many cases, we operated the store until lease expiration in order to effect the closure in a cost-efficient manner. In fiscal 2011, we recorded a charge of approximately $3.2 million, relating primarily to closing stores prior to lease expiration.

The following list shows the number of retail stores in each U.S. state and each Canadian province where we operate as of February 2, 2013:

Location	Store	Location	Store	Location	Store
Alabama	1	Massachusetts	2	Rhode Island	1
Arizona	1	Michigan	1	Tennessee	1
California	17	Minnesota	1	Texas	6
Colorado	1	Missouri	2	Utah	1
Connecticut	2	New Jersey	2	Virginia	2
Florida	4	New York	3	Washington	1
Georgia	1	North Carolina	2	District of Columbia	1
Illinois	3	Ohio	3	Alberta	2
Indiana	1	Oklahoma	1	British Columbia	1
Louisiana	1	Oregon	1	Ontario	2
Maryland	1	Pennsylvania	2		
				Total	**71**

Outlet Stores

As of February 2, 2013, we operated 13 outlet stores in 12 states. Our outlet stores are branded as Restoration Hardware Outlet and located primarily in large outlet malls. Our outlet stores serve as an efficient means to sell discontinued or irregular inventory outside of our core sales channels.

Source Books

We produce a series of catalogs to showcase our merchandise assortment, including our Interiors, Outdoor, Baby & Child, Objects of Curiosity, Small Spaces and Tableware. Our catalogs are one of our primary branding and advertising vehicles. We have been expanding the page counts of our catalogs, which allows us to showcase nearly our entire product assortment. We refer to these larger catalogs as Source Books. For example, our Spring 2013 Source Books presented over 80% of our product assortment at the time of publication. We have found that when we display a greater merchandise assortment in our catalogs, we experience increased sales across all of our channels. As in our retail stores, our catalogs present our merchandise in lifestyle settings that represent our unique design aesthetic. Our Source Books also feature profiles of select artisan vendors and other compelling editorial content regarding home décor. All creative work on our catalogs is coordinated by our in-house personnel in our *RH Center of Innovation & Product Leadership*, providing us greater control over the brand image presented to our customers, while also reducing our catalog production costs.

We use our catalogs to drive sales across all of our channels, and we generally experience increased sales of the products featured in our catalogs. We mail our catalogs to addresses from our proprietary customer database, as well as to addresses provided to us by third parties. We also use customer data that we collect to determine which prospective customers are most likely to respond to our catalogs.

Our catalogs, in concert with our e-commerce channel, are a cost-effective means of testing new products, and allow us to launch categories in a disciplined, expeditious and cost-effective manner.

E-Commerce

Our primary websites, *www.restorationhardware.com* and *www.rh.com*, provide our customers with the ability to purchase our merchandise online. In May 2008, we launched *www.rhbabyandchild.com*, an e-commerce enabled website devoted to our children's furnishings category. In May 2011, we launched apps for smartphones and tablets that enable customers to browse our growing product assortment.

Our e-commerce platform provides simplicity and ease of use while allowing customers to experience the RH lifestyle reflected in our catalogs and throughout our stores. We update our websites on a regular basis to reflect product availability and special offers. In fiscal 2012, our websites logged over 18.9 million unique visits, an increase of 32% over fiscal 2011.

We display substantially all of our current product assortment on our websites. The websites also offer a room-based navigation, which allows the customer to envision and shop items by room or by product, expanding on the richness of the online experience. For example, customers can search our websites for products by size or color, browse through our extensive product categories and see detailed information about each item and collection, such as dimensions, materials and care instructions. Additionally, customers can select color swatches and view merchandise displayed with different color and fabric options.

Marketing and Advertising

We employ a variety of marketing and advertising vehicles to drive customer traffic across all our channels, strengthen and reinforce our brand image and acquire new customers. These include targeted catalog circulation, promotional mailings, email communications, online and print advertisements and public relations activities. We maintain a database of 14.0 million customers, which includes sales patterns, detailed purchasing information, demographic data, geographic locations and postal and email addresses. We use this information to tailor our programs and increase productivity of our marketing and promotion initiatives. We leverage our marketing and advertising expenses across all our channels as we seek to optimize the efficiency of our investment.

Our stores and our catalogs are the primary branding and advertising vehicles for the RH brand. The highly-differentiated design aesthetic and shopping environment of our stores drive customer traffic not only to our stores but also to our direct channels. Our catalogs and targeted emails further reinforce the RH brand image and drive sales across all of our sales channels. We also engage in a wide range of other marketing, promotional and public relations activities to promote our brand. These campaigns include media coverage in design, lifestyle, culture/society and specialty publications, as well as in-store events related to new store openings and product launches. We also engage print advertising in brand-relevant publications such as *Architectural Digest, Vanity Fair, Elle Décor, House Beautiful, Veranda, Town and Country, DuJour* and others, and from time to time have also engaged in online advertising. We believe that these efforts will drive increased brand awareness, leading to higher sales in our stores and our direct business over time.

Sourcing

We do not own or operate any manufacturing facilities; instead, we contract with third-party vendors for the manufacture of our merchandise. Our sourcing strategy focuses on identifying and using vendors that can provide the quality materials and fine craftsmanship that our customers expect of our brand. To ensure that our high standards of quality and timely delivery of merchandise are met, we work closely with vendors and manufacturers. We seek to ensure the consistent quality of our manufacturers' products by selectively inspecting pre-production samples, conducting periodic site visits to certain of our vendors' production facilities and by selectively inspecting inbound shipments at our distribution facilities. In fiscal 2012, we sourced approximately 75% of our purchase dollar volume from approximately 35 vendors. In fiscal 2012, one vendor accounted for approximately 11% of our purchase dollar volume. Based on total dollar volume of purchases for fiscal 2012, approximately 78% of our products were sourced in Asia, the majority of which originated from China, 15% from the United States and the remainder from other regions.

We have a limited number of long-term merchandise supply contracts but we believe that we generally have strong relationships with our product vendors. Although we transact business primarily on an order by order basis, we typically work with many of our vendors over extended periods of time, and many vendors are making long term capacity investments to serve our increasing demands. Over the last several years, we engaged in a sourcing initiative to develop closer relationships with our vendors in order to achieve better efficiencies and

further improve our product development process. Through this process, we have eliminated the use of most third party purchasing agents in favor of a model in which we directly manage our vendors. We have achieved significant cost savings and other efficiencies from this initiative.

Distribution and Delivery

We manage the distribution and delivery of our products through seven facilities, each of which serves all of our sales channels:

- Our West Jefferson, Ohio facility is approximately 805,000 square feet. It serves as our distribution center for all of our small package direct-to-customer orders and retail store replenishment, as well as a furniture home delivery hub for the surrounding area. We are planning to expand into an additional 400,000 square feet in May 2013.
- Our Baltimore, Maryland facility is approximately 508,000 square feet. It serves as a furniture distribution center for the Eastern and Central regions of the United States and Canada, as well as a furniture home delivery hub for the greater Baltimore and Washington, D.C. metropolitan areas.
- Our North East, Maryland facility is approximately 1,200,000 square feet and is located near our Baltimore facility. It serves as a second furniture distribution center for the Eastern and Central regions of the United States and Canada.
- Our Mira Loma, California facility is approximately 886,000 square feet. It serves as our furniture distribution center for the Western regions of the United States and Canada, as well as a furniture home delivery hub for the greater Los Angeles metropolitan area.
- Our Tracy, California facility is approximately 151,000 square feet. It serves as a furniture home delivery hub for the San Francisco Bay Area market. In December 2011, we leased approximately 133,000 additional square feet of short-term, temporary storage within the same facility to also serve our furniture distribution network.
- Our Avenel, New Jersey facility is approximately 114,000 square feet. It serves as a furniture delivery hub for the greater New York/New Jersey metropolitan area.
- Our Houston, Texas facility is approximately 71,000 square feet. It serves as a furniture delivery hub for the greater Houston metropolitan area and eastern Texas region.

In addition, we recently entered into a lease in connection with a planned distribution center in Grand Prairie, Texas which is approximately 860,000 square feet. This new facility will support our furniture merchandise distribution for our Central and Southern regions within the United States and is expected to commence operations in the second half of 2013. This location will also house our new customer service call center. To support the startup of the Grand Prairie distribution center, we have also entered into a short-term lease in the Ft. Worth, Texas area for 300,000 square feet of distribution space. We intend to exit this interim facility shortly after commencing operations at the Grand Prairie facility.

We offer a white glove home delivery service for larger furniture items and items delivered with multiple components, where our delivery personnel assist our customers by properly installing and assembling the product. We operate portions of our home delivery services in five key markets to leverage operating costs and improve our customers' service experience, while reducing returns and damage to our products. We plan to continue this trend of in-sourcing these services in additional markets over time, including three in 2013, while managing deliveries in other markets through third-party vendors.

Through expansions and upgrades to our inventory warehousing, distribution and delivery operations over the last four years, we have improved our supply chain and distribution operations, and have built a scalable infrastructure with significant capabilities to support our future growth. We believe our enhanced supply chain

and fulfillment operations allow us to manage customer orders and distribute merchandise to stores and customers in an efficient and cost-effective manner. We also believe that these upgrades have improved customer satisfaction by reducing delivery times, reducing damage to merchandise and improving the customer's overall buying experience.

We intend to continue to strengthen our supply chain operations through a number of key initiatives in 2013 designed to improve our fulfillment and delivery logistics performance and achieve greater efficiencies in the management of our inventories.

Management and Information Technology

We use industry-standard information technology systems to provide customer service, business process support, and business intelligence across our sales channels. Over the past several years, our technology team has systematically upgraded several of our core systems, including:

- Implementing new order management and warehouse management systems to improve efficiencies, accuracy and service levels;
- Implementing a platform upgrade to our e-commerce and search software products in support of our marketing strategy and customer ordering preferences;
- Installing new web-based store systems, including in-store iPads, with associated ordering tools, in all of our stores to support secure, in-store purchasing;
- Deploying a new business intelligence and data warehouse system that equips management with more timely analysis of the current business trends, results, and comparisons to our historical performance; and
- Delivering a variety of supply chain enhancements to several key software systems that increase the efficiencies of operations, and enable our associates to deliver quality services.

We believe these substantial upgrades to our information technology systems provide management with the ability to drive ongoing improvement in our operating model, focus on efficiency opportunities, and increase management control. New access to results through our technology tools also equips management to more timely identify, analyze and respond to business trends.

Over the next several years, we intend to further enhance our IT infrastructure to support our growth. Key initiatives include:

- Further upgrading our multi-channel ordering, supply chain and inventory management systems to maximize operating efficiencies;
- Enhancing our in-store, web and mobile commerce capabilities with state-of-the art technology to optimize the customer shopping experience; and
- Continuing our expansion of business intelligence capabilities and data warehouse management to optimize information for timely decision making.

We are committed to a high level of integration in technology across our business. We believe our approach to technology demonstrates an appropriate balance of strategic planning and innovation to support both today's business and tomorrow's growth.

Competition

The home furnishings industry is highly competitive. We primarily compete against a large number of independent retailers that provide unique items and custom-designed product offerings at high price points, including antique dealers and home furnishings retailers who market to the interior design community. We also compete with national and regional home furnishings retailers and department stores, as well as with mail order catalogs and online retailers focused on home furnishings.

We believe we compete primarily on the basis of design, quality, value and customer service. We believe our distinct combination of design, quality and value allows us to compete effectively and we believe we differentiate ourselves from competitors based on the strength of our brand, products and our fully integrated multi-channel business model. We compete with the interior design trade and specialty merchants by providing a broader product assortment at an exceptional value based both upon the price and quality of our products. We compete against certain other home furnishings retailers primarily by offering what we believe is superior quality, highly distinctive design styles and a sophisticated lifestyle presentation in our product offering.

We also believe that our success depends in substantial part on our ability to originate and define product trends, as well as to timely anticipate, gauge and react to changing consumer demands. Certain of our competitors are larger and have greater financial, marketing and other resources than us. However, many smaller specialty retailers may lack the financial resources, infrastructure, scale and national brand identity necessary to compete effectively with us.

Employees

As of February 2, 2013, we had approximately 3,100 employees, of which approximately 1,000 were part-time employees. As of that date, approximately 1,700 of our employees were based in our stores. None of our employees is represented by a union, and we have had no labor-related work stoppages. We believe our relations with our employees are good.

Intellectual Property

The "Restoration Hardware" and "RH" trademarks and certain variations thereon, such as the Restoration Hardware and RH logos, the Baby & Child logo and many trademarks used for our product lines are registered or are the subject of pending trademark applications with the U.S. Patent and Trademark Office and with the trademark registries of many foreign countries. In addition, we own many domain names, including "restorationhardware.com," "rh.com," "rhbabyandchild.com" and others that include our trademarks. We also have pending patent applications for some of our proprietary product designs and own copyrights in our catalogs and websites. We believe that our trademarks, product designs and copyrighted works have significant value and we vigorously protect them against infringement.

Seasonality

Our business is seasonal, and we have historically realized a higher portion of our net sales, net income and operating cash flows in the fourth fiscal quarter, attributable to the impact of the holiday selling season. In addition, some of our product offerings such as outdoor furniture and garden products are seasonal in nature and experience higher sales during our second fiscal quarter. As a result of these factors, our working capital requirements and demands on our product distribution and delivery network fluctuate during the year in response to seasonal trends in our business, and are greatest in the first and third fiscal quarters as we ramp up for the outdoor selling season and the holiday season, respectively.

Regulation and Legislation

We are subject to labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Where You Can Find More Information

We are required to file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, with the SEC. You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is *http://www.sec.gov*.

We maintain public internet sites at *www.restorationhardware.com* and *www.rh.com* and make available, free of charge, through these sites our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, as well as any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also put on our websites the charters for our Board of Directors' Audit Committee, Compensation Committee and Nominating Committee, as well as our Code of Business Conduct, our Corporate Governance Guidelines and Code of Ethics governing our chief executive and senior financial officers and other related materials. The information on our websites is not part of this annual report.

Our Investor Relations Department can be contacted at Restoration Hardware, Inc., 15 Koch Road, Suite J, Corte Madera, CA 94925, Attention: Investor Relations; telephone: 415-945-3500; e-mail: investorrelations@rh.com.

Item 1A. Risk Factors

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Growth in our business may not be sustained and may not generate a corresponding improvement in our results of operations.

We may not be able to maintain or improve the levels of growth that we have experienced in the recent past. In addition, although we have recently experienced strong comparable store sales, if our future comparable store sales fail to meet market expectations or decline, the price of our common stock could decline. Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and

demand, our ability to efficiently source and distribute products, changes in our product offerings, competition, current local and global economic conditions, changes in catalog circulation and the success of marketing programs. These factors may cause our comparable store sales results to be materially lower than recent periods and our expectations, which could harm our results of operations and result in a decline in the price of our common stock.

Although we have recently experienced sales growth as a result of a number of new business initiatives, this sales growth may not continue and the level of our sales could decrease if customer response to our product offerings is not sustained. Many factors can influence customer response to our product offerings and store formats including responses from our competitors, who may introduce similar products or merchandise formats. In addition, sales levels for particular merchandise or product categories may not continue over time if customer demand levels are not sustained. The level of customer response to our Full Line Design Galleries may vary in different markets and store locations. Similarly, the level of customer response to our Source Book catalog format, in which we display a greater percentage of our product assortment, may vary in different markets. In addition, there can be no assurance that we will be able to migrate customer demand successfully when we choose to close a store in a particular location in favor of a Full Line Design Gallery in the same or an adjacent market location. While our objective is to retain a high percentage of customer demand from store locations that we close, there can be no assurance that we will retain a high percentage of sales from stores closed in the future or that we will continue to retain a high percentage of sales from stores previously closed.

In addition, these developments in our business could result in material changes in our operating costs, including increased merchandise inventory costs and costs for paper and postage associated with the mailing and shipping of catalogs and products. We cannot assure you that we will succeed in offsetting these expenses with increased efficiency or that cost increases associated with our business will not have an adverse effect on our financial results.

If we fail to successfully anticipate consumer preferences and demand, or to manage our inventory commensurate with demand, our results of operations may be adversely affected.

Our success depends in large part on our ability to originate and define home product trends, as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a range of consumers whose preferences cannot always be predicted with certainty. We cannot assure you that we will be able to continue to develop products that customers positively respond to or that we will successfully meet consumer demands in the future. Any failure on our part to anticipate, identify or respond effectively to consumer preferences and demand could adversely affect sales of our products. If this occurs, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores, either of which could have a material adverse effect on our financial condition and results of operations.

In addition, we must manage our merchandise in stock and inventory levels to track consumer demand. Much of our merchandise requires that we provide vendors with significant ordering lead time, frequently before market factors are known. In addition, the seasonal nature of our products requires us to carry a significant amount of inventory prior to peak selling seasons. If we are not able to anticipate consumer demand for our different product offerings, or successfully manage inventory levels for products that are in demand, we may experience:

- back orders, order cancellations and lost sales for products that are in high demand for which we did not stock adequate inventory; and
- overstock inventory levels for products that have lower consumer demand, requiring us to take markdowns or other steps to sell slower-moving merchandise.

As a result of these and other factors, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases.

Changes in consumer spending or the housing market may significantly harm our revenue and results of operations.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending in the retail home furnishings sector, including, among other things, the general state of the economy, capital and credit markets, consumer confidence, general business conditions, the availability and cost of consumer credit, the level of consumer debt, interest rates, level of taxes affecting consumers, housing prices, new construction and other activity in the housing sector and the state of the mortgage industry and other aspects of consumer credit tied to housing, including the availability and pricing of mortgage refinancings and home equity lines of credit. We believe that a number of these factors have had, and may continue to have, an adverse impact on the retail home furnishings sector, and have also affected our business and results, and these factors may make it difficult for us to accurately predict our operating and financial results for future periods. The housing market may be commencing a recovery after a prolonged downtrend, and rising levels of home purchases and remodelings, in turn, may increase consumer spending on home furnishings. However, the overall economic outlook remains uncertain and there can be no assurance that any economic or housing recovery will be sustained or that our business will continue to perform well even in a stronger housing market.

We are undertaking a large number of business initiatives at the same time and if these new initiatives are not successful, they may have a negative impact on our operating results.

We are experiencing rapid growth and undertaking a large number of new business initiatives. For example, we have developed and continue to refine and enhance our Full Line Design Gallery format which involves larger store square footage. We plan to continue to open Full Line Design Galleries in select major metropolitan markets and we expect to close a number of our older stores and replace them with the Full Line Design Gallery format. We also continue to add new product categories and to expand product assortments. For example, we introduced our new Tableware category in Spring 2013. We are currently contemplating other new product lines and extensions and complementary brand-enhancing businesses, as well as expanding sales to international markets. In addition, we are continuing a number of new initiatives in other areas of our business, including product sourcing and distribution and management information systems. For example, we have reduced the use of third-party buying agents in most foreign locations. Further, we continue to evolve our Source Book strategy. We may incur costs for these new initiatives before we realize any corresponding revenue.

The number of current business initiatives could strain our financial, operational and management resources. In addition, these initiatives may not be successful. If we are not successful in managing our current growth and the large number of new initiatives that are underway, we might experience an adverse impact on our financial performance and results of operations. All of the foregoing risks may be compounded in any economic downturn. If we fail to achieve the intended results of our current business initiatives, or if the implementation of these initiatives is delayed or abandoned, diverts management's attention or resources from other aspects of our business or costs more than anticipated, we may experience inadequate return on investment for some of our business initiatives, which would have a negative effect on our operating results.

Our growth strategy and performance depend on our ability to purchase our merchandise in sufficient quantities at competitive prices, including our products that are produced by artisans and specialty vendors, and any disruptions we experience in our ability to obtain our products in a timely fashion or in the quantities required could have a material adverse effect on our business.

We do not own or operate any manufacturing facilities. We instead purchase all of our merchandise from a large number of vendors, many of which are the sole sources for particular products. Our growth strategy includes expanding the amount of products we sell, and our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. However, many of our key products are produced by artisans, specialty vendors and other vendors that may have limited production capacity. In addition, some of our vendors are small and undercapitalized firms. A number of our vendors, particularly our artisan vendors, may

have limited resources, production capacities and operating histories. As a result, the capacity of some of our vendors to meet our supply requirements has been, and may in the future be, constrained at various times and our vendors may be susceptible to production difficulties or other factors that negatively affect the quantity or quality of their production during future periods. A disruption in the ability of our significant vendors to access liquidity could also cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their ability to manufacture or ship products to us.

Any difficulties that we experience in our ability to obtain products in sufficient quality and quantity from our vendors could have a material adverse effect on our business. In fiscal 2012, we purchased approximately 85% of our merchandise from vendors that are located abroad. Our ability to obtain desired merchandise in sufficient quantities could be impaired by events that adversely affect our vendors or the locations in which they operate, such as difficulties or problems associated with our vendors' operations, business, finances, labor, economic environment, importation of products, costs, production, insurance and reputation. Failure of vendors to produce adequate quantities of merchandise in a timely manner has resulted in back orders and lower revenue in certain periods of our business operation. While we believe our vendors have the capacity to meet our demand, we cannot assure you that our vendors will be able to produce adequate quantities of merchandise in a timely manner in the future.

We also do not have long-term contracts or other contractual assurances of continued supply, pricing or access to new products with our vendors, and generally we transact business with our vendors on an order-by-order basis. Therefore, any vendor could discontinue selling to us at any time. Any disruptions we experience in our ability to obtain our products in a timely fashion or in the quantities required could have a material adverse effect on our business.

We may not be able to locate and develop relationships with a sufficient number of new vendors, which could lead to product shortages and customer backorders, which could harm our business.

In the event that one or more of our vendors is unable to meet the quantity or quality of our product requirements, we may not be able to develop relationships with new vendors in a manner that is sufficient to supply the shortfall. Even if we do identify such new vendors, we may experience product shortages and customer backorders as we transition our product requirements to incorporate the alternative suppliers. In addition, we cannot assure you that any new vendor with which we do business, particularly any new vendor abroad, would not be subject to the same or similar quality and quantity risks as our existing suppliers.

We do not have exclusive relationships with most of our vendors, and there is a risk that our vendors may sell similar or identical products to our competitors, which could harm our business.

Our arrangements with our vendors are generally not exclusive. As a result, most of our vendors might be able to sell similar or identical products to certain of our competitors, some of which purchase products in significantly greater volume. Our competitors may enter into arrangements with suppliers that could impair our ability to sell those suppliers' products, including by requiring suppliers to enter into exclusive arrangements, which could limit our access to such arrangements or products. Our vendors could also initiate or expand sales of their products through their own stores or through the Internet to the retail market and therefore compete with us directly or sell their products through outlet centers or discount stores, increasing the competitive pricing pressure we face.

We may not have adequate remedies with our vendors for defective merchandise, which could damage our reputation and brand image and harm our business.

If products that we purchase from vendors are damaged or prove to be defective, we may not be able to return products to these vendors and obtain refunds of our purchase price or obtain other indemnification from them. Our vendors' limited capacities may result in a vendor's inability to replace any defective merchandise in a timely manner. In addition, our vendors' limited capitalization or liquidity may mean that a vendor that has

supplied defective merchandise will not be able to refund the purchase price to us or pay us any penalties or damages associated with any defects.

In addition, our vendors may not adhere to our quality control standards, and we might not identify a quality deficiency before merchandise ships to our stores or customers. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brand image, and could lead to an increase in product returns or exchanges or customer litigation against us and a corresponding increase in our routine and non-routine litigation costs. Further, any merchandise that does not meet our quality standards or other government requirements could become subject to a recall, which could damage our reputation and brand image and harm our business.

Our former Chairman and Co-Chief Executive Officer, Gary Friedman, resigned from these positions and as a director of the Company last year. There can be no assurance that these developments will not have an adverse impact on us.

Our former Chairman and Co-Chief Executive Officer, Gary Friedman, resigned from these positions and as a director of the Company, effective October 20, 2012, following an investigation by a special committee of non-management directors of the board assisted by independent counsel prompted by disclosure that Mr. Friedman and a Company employee were engaged in a personal relationship, described by the parties as consensual. The investigation concluded that Mr. Friedman engaged in activities that were inconsistent with the board of directors' expectations for executive conduct as previously communicated by the board of directors and failed to comply with certain Company policies. We incurred $4.8 million of expenses related to the investigation. There can be no assurance that we will not incur expenses or claims in the future related to the conduct that was the subject of the investigation or similar conduct that has occurred in the past or, given Mr. Friedman's continued involvement with the Company in his new roles, may occur in the future.

In connection with his resignation as Chairman, Co-Chief Executive Officer and a director, Mr. Friedman and the Company entered into an advisory services agreement that provides for Mr. Friedman to advise the Company in a role described as the Creator and Curator with respect to product development, merchandising and other creative matters. In addition, in connection with our initial public offering, Home Holdings agreed to invest $5 million, consisting of $2.5 million in an initial tranche and $2.5 million in one or more additional tranches, directly or indirectly, in Hierarchy, LLC ("Hierarchy"), a recently formed entity in which Mr. Friedman has a controlling interest. If requested by Home Holdings and agreed to by us, we may make such subsequent tranche investments. We will have the right to acquire all or a portion of Home Holdings' interest in Hierarchy between the second and third anniversaries of our initial public offering, at the greater of the then fair market value and the price paid by Home Holdings. Further, Home Holdings has assigned to us its right of first offer and co-sale right over the sale by Mr. Friedman of his interests in Hierarchy, its right of first offer over the sale of Hierarchy or any of its lines of business and its preemptive rights on issuances of additional interests in Hierarchy. Unless otherwise agreed by Home Holdings, for two years from the date of the Hierarchy operating agreement, Hierarchy's lines of business will be limited to apparel and apparel related businesses. In addition, Hierarchy will be permanently prohibited from entering into lines of business in which we are engaged and certain lines of business in which we may become engaged (other than luggage, which Hierarchy may enter into after such two year period). The agreements among Hierarchy, Home Holdings, Mr. Friedman and the Company contemplate that we will enter into an agreement to provide Hierarchy with back office, logistics, supply chain and administrative support, with pricing determined based on the fair market value of such services. We also transferred to Hierarchy our minimal apparel-related assets at fair market value. Mr. Friedman is also a significant stockholder in the Company and will continue to advise the board of directors in an observer capacity, with the honorary title of Chairman Emeritus.

Mr. Friedman's leadership and creative talents were important contributors to the Company's performance during his tenure as our Chairman and Co-Chief Executive Officer. While we believe that Mr. Alberini, the current sole Chief Executive Officer, and the other management team members can continue to effectively lead the Company, and we expect to continue to benefit from Mr. Friedman's contributions as the Company's Creator and Curator on an advisory basis, and as Chairman Emeritus, there can be no assurance that the absence of Mr. Friedman in his former roles will not have an adverse impact on us.

If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

The success of our business depends upon the continued service of our key personnel, including our Chief Executive Officer, Carlos Alberini. In addition, the leadership and creative talents of Gary Friedman, our Chairman Emeritus, who currently serves as our Creator and Curator on an advisory basis, have been and are expected to continue to be important contributors to our performance. The loss of the services of our key personnel or advisor could make it more difficult to successfully operate our business and achieve our business goals. In addition, we do not maintain key man life insurance policies on any of our key personnel. As a result, we may not be able to cover the financial loss we may incur in losing the services of any of our key personnel.

Mr. Alberini's and Mr. Friedman's equity ownership in our Company may give them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate them, and this wealth could affect their decisions about whether or not they continue to perform services for us. If we do not succeed in retaining and motivating Mr. Alberini and Mr. Friedman, we may be unable to achieve our historical growth rates.

Competition for qualified employees and personnel in the retail industry is intense. We may be unable to retain other existing personnel that are important to our business or hire additional qualified personnel. The process of locating personnel with the combination of skills and attributes required to carry out our goals is often lengthy. Our success depends to a significant degree upon our ability to attract, retain and motivate qualified management, marketing and sales personnel, in particular store managers, and upon the continued contributions of these people. We cannot assure you that we will be successful in attracting and retaining qualified executives and personnel.

In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees who understand and appreciate our corporate culture and customers. Turnover in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted.

Our operations have significant liquidity and capital requirements and depend on the availability of adequate financing on reasonable terms, and if we are unable to borrow sufficient capital, it could have a significant negative effect on our business.

Our operations have significant liquidity and capital requirements. Among other things, the seasonality of our businesses requires us to purchase merchandise well in advance of the outdoor selling season in our second fiscal quarter and the holiday selling season in our fourth fiscal quarter. In addition, we have invested significant capital expenditures in remodeling and opening new stores and these capital expenditures have increased and will continue to increase in fiscal 2013 and succeeding fiscal periods as we open additional Full Line Design Galleries, which may require us to undertake upgrades to historical buildings or construction of new buildings. During fiscal 2012, we spent $27.8 million for capital expenditures related to new stores and remodeling, and we incurred $21.3 million of additional capital expenditures related to supply chain investments and systems infrastructure. We anticipate our capital expenditure requirements to be approximately $95 million to $100 million for fiscal 2013. We plan to continue our growth and expansion, including opening Full Line Design Galleries in select major metropolitan markets, pursuing category extensions of our brand, and exploring new business areas. We purchased the building and land for our store in San Francisco but we have relied upon leases with landlords for our other locations to date. As we develop new stores in the future, we may explore other models for our real estate which could include joint ventures or other forms of equity ownership in the real estate interests associated with new sites and buildings. These approaches might require greater capital investment than a traditional store lease with a landlord.

We depend on our ability to generate cash flows from operating activities, as well as revolving borrowings under the Restoration Hardware, Inc. revolving line of credit, to finance the carrying costs of our inventory, to pay for capital expenditures and operating expenses and to support our growth strategy. As of February 2, 2013, we had borrowed $82.5 million under the revolving line of credit and had $188.5 million available for borrowing. Various factors may impact our lenders' willingness to provide funds to us, including:

- our continuing compliance with the terms of our revolving line of credit;
- the amount of availability under the revolving line of credit, which depends on various factors, including the amount of collateral available under the revolving line of credit, which relies on a borrowing base formula tied principally to the value of our assets, including our inventory; and
- our lenders' financial strength and ability to perform under the revolving line of credit.

If the cash flows from our operating activities are not sufficient to finance the carrying costs of inventory and to pay for capital expenditures and operating costs, and if we are unable to borrow a sufficient amount under the revolving line of credit to finance or pay for such expenditures and costs, it could have a significant negative effect on our business.

We currently believe that our cash flow from operations and funds available under the revolving line of credit will satisfy our capital and operating requirements for the next twelve months. However, any weakening of, or other adverse developments concerning our sales performance or adverse developments concerning the availability of credit under the revolving line of credit, could limit the overall amount of funds available to us.

In addition, we may experience cash flow shortfalls in the future, and we may otherwise require additional external funding, or we may need to raise funds to take advantage of unanticipated opportunities, to make acquisitions of other businesses or companies or to respond to changing business conditions or unanticipated competitive pressures. However, we cannot assure you that we will be able to raise funds on favorable terms, if at all, or that future financing requirements would not be dilutive to holders of our capital stock. If we fail to raise sufficient additional funds, we may be required to delay or abandon some of our planned future expenditures or aspects of our current operations.

A number of factors that affect our ability to successfully open new stores within the time frames we initially target or optimize our store footprint are beyond our control, and these factors may harm our ability to execute our strategy of sizing stores to the potential of the market, which may negatively affect our results of operations.

We are focused on sizing our assortments and our stores to the potential of the market by adjusting the square footage and number of stores on a geographic market-by-market basis. We plan to optimize our real estate by continuing to open larger square footage Full Line Design Galleries in key markets and relocating or closing selected stores in these or adjacent markets. When we address the introduction of new stores in a particular market or changes to, or closure of, existing stores, we must make a series of decisions regarding the size and location of new stores (or the existing stores slated to undergo changes or closure) and the impact on our other existing stores in the area.

Our ability to maximize the productivity of our retail store base, depends on many factors, including, among others, our ability to:

- identify suitable locations, the availability of which is largely outside of our control;
- size the store locations to the market opportunity;
- retain customers in certain geographic markets when we close stores in that market;
- negotiate acceptable new lease terms or lease renewals, modifications or terminations;
- efficiently build and equip new stores or further remodel existing locations;

- source sufficient levels of inventory to meet the needs of changes in our store footprint on a timely basis;
- successfully integrate changes in our store base into our existing operations and information technology systems;
- obtain or maintain adequate capital resources on acceptable terms;
- avoid construction or local permit delays and cost overruns in connection with the opening of new stores or the expansion or further remodeling of existing stores;
- maintain adequate distribution facilities, information systems and other operational systems to serve our new stores and remodeled stores; and
- address competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

We have experienced delays in opening some new stores within the time frames we initially targeted, and may continue to experience such delays in the future. Any of these challenges could delay or prevent us from completing store openings or the additional remodeling of existing stores or hinder the operations of stores we open or remodel. If any of these challenges delays the opening of a store, our results of operations will be negatively affected as we will incur leasing and other costs during the delay without associated store revenue at such location. New or remodeled stores may not be profitable or achieve our target return on investment. Unfavorable economic and business conditions and other events could also interfere with our plans to expand or modify store footprints. Our failure to effectively address challenges such as those listed above could adversely affect our ability to successfully open new stores or change our store footprint in a timely and cost-effective manner and could have a material adverse effect on our business, results of operations and financial condition.

Our operating results are subject to quarterly and seasonal fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future, depending upon a variety of factors, including, among other things, our product offerings, the timing and level of markdowns, promotional events, store openings, store closings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of catalog releases or sales, timing of delivery of orders, competitive factors and general economic conditions.

In addition, we historically have realized, and expect to continue to realize, higher net revenue and profitability in the fourth quarter of our fiscal year due to the holiday selling season and to a lesser extent in the second quarter due to the outdoor selling season. In fiscal 2012, we recorded net revenues of $292.9 million and $398.1 million in the second and fourth fiscal quarters or 24.6% and 33.4%, respectively, of our fiscal 2012 net revenue. In fiscal 2012, our gross profit for the second and fourth quarters was $114.1 million and $145.2 million or 26.1% and 33.3% of our fiscal 2012 gross profit, respectively. In anticipation of increased sales activity for the outdoor selling season during our second fiscal quarter and the holiday selling season during our fourth fiscal quarter, our working capital requirements are typically higher in the first and third fiscal quarters due to inventory-related working capital requirements for the outdoor selling season and the holiday selling season.

Accordingly, our results of operation may fluctuate on a seasonal basis and relative to corresponding periods in prior years. We may take certain pricing, merchandising or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season. For example, we periodically engage in sales promotional activities that are designed to increase our sales but can have the effect of reducing our gross margins. These initiatives and promotional activities may disproportionately impact results in a particular quarter and we believe that period to period comparisons of our operating results are not necessarily meaningful and cannot be relied upon as indicators of future performance.

Our business depends in part on a strong brand image. We continue to invest in the development of our brand and the marketing of our business, and if we are not able to maintain and enhance our brand or market our product offerings, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our products.

We believe that the brand image we have developed, and the lifestyle image associated with our brand, have contributed significantly to the success of our business to date. We also believe that maintaining and enhancing our brand is integral to our business and to the implementation of our strategies for expanding our business. This will require us to continue to make investments in areas such as marketing and advertising, as well as the day-to-day investments required for store operations, catalog mailings, website operations and employee training. Our brand image may be diminished if new products, services or other businesses fail to maintain or enhance our distinctive brand image. Furthermore, our reputation could be jeopardized if we fail to maintain high standards for merchandise and service quality, if we fail to maintain high ethical, social and environmental standards for all of our operations and activities, if we fail to comply with local laws and regulations or if we experience other negative events that affect our image or reputation. Any failure to maintain a strong brand image could have an adverse effect on our sales and results of operations.

We are exploring opportunities to expand into new categories or complementary businesses. If we are not successful in these new categories or business areas, it may have an adverse effect on our results of operations and our reputation.

We are engaged in ongoing efforts to explore new business opportunities that we believe can leverage our current business platform. We have developed a number of new product categories and extensions over the last several years, including Garden & Outdoor, Baby & Child and Small Spaces. We also have introduced other merchandise categories that enhance the customer experience in our Full Line Design Galleries, including fresh cut flowers, magazines and tea. We plan further brand-enhancing offerings, such as the planned introduction of our Contemporary Art business, or a café, wine bar or restaurant adjacent to, or inside of, select Full Line Design Galleries. We are incubating a number of other new ideas for potential expansion of our business, some of which may become new core categories or new store concepts and others of which may be primarily offered as enrichment of the customer experience.

Developing and testing new business opportunities will involve us in business operations and areas of expertise that would be new to our organization and may require management time and resources. We may not achieve wide market acceptance or generate revenue sufficient to recoup the cost of developing and operating such new concepts, which in turn could have a material adverse effect on our results of operations. Any new businesses we enter may expose us to additional laws, regulations and risks, including the risk that we may incur ongoing operating expenses in such businesses in excess of revenues, which could harm our results of operations and financial condition. The financial profile of any such new businesses may be different than our current financial profile, which could affect our financial performance and the market price for our common stock.

Competition in the home furnishings sector of the retail market may adversely affect our future financial performance.

The home furnishings sector within the retail market is highly competitive. We compete with the interior design trade and specialty stores, as well as antique dealers and other merchants that provide unique items and custom-designed product offerings at higher price points. We also compete with national and regional home furnishing retailers and department stores. In addition, we compete with mail order catalogs and online retailers focused on home furnishings. We compete with these and other retailers for customers, suitable retail locations, vendors, qualified employees and management personnel. Many of our competitors have significantly greater financial, marketing and other resources than we do and therefore may be able to adapt to changes in customer preferences more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. In addition, increased catalog

mailings by our competitors may adversely affect response rates to our own catalog mailings. Moreover, increased competition may result, and has resulted in the past, in potential or actual litigation between us and our competitors relating to such activities as competitive sales, hiring practices and other matters. As a result, increased competition may adversely affect our future financial performance, and we cannot assure you that we will be able to compete successfully in the future.

We believe that our ability to compete successfully is determined by several factors, including, among other things, the quality of our product selection, our brand, our merchandise presentation and value proposition, customer service, pricing and store locations. We may not ultimately succeed in competing with other retailers in our market.

Disruptions in the global financial markets may make it difficult for us to borrow a sufficient amount of capital to finance the carrying costs of inventory and to pay for capital expenditures and operating costs, which could negatively affect our business.

Disruptions in the global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. Under the credit agreement governing the Restoration Hardware, Inc. revolving line of credit, each financial institution that is part of the syndicate for the revolving line of credit is responsible for providing a portion of the loans to be made under the revolving line of credit. Factors that have previously affected our borrowing ability under the revolving line of credit have included the borrowing base formula limitations, adjustments in the appraised value of our inventory used to calculate the borrowing base and the availability of each of our lenders to advance its portion of requested borrowing drawdowns under the facility. If, in connection with a disruption in the global financial markets or otherwise, any participant, or group of participants, with a significant portion of the commitments in the revolving line of credit fails to satisfy its obligations to extend credit under the facility, and if we are unable to find a replacement for such participant or group of participants on a timely basis (if at all), then our liquidity and our business may be materially adversely affected.

Reductions in the volume of mall traffic or closing of shopping malls as a result of unfavorable economic conditions or changing demographic patterns could significantly reduce our sales and leave us with unsold inventory.

Most of our stores are currently located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. These stores benefit from the ability of the malls' "anchor" tenants, generally large department stores and other area attractions, to generate consumer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Unfavorable economic conditions, particularly in certain regions, have adversely affected mall traffic and resulted in the closing of certain anchor stores and have threatened the viability of certain commercial real estate firms which operate major shopping malls. A continuation of this trend, including failure of a large commercial landlord or continued declines in the popularity of mall shopping generally among our customers, could reduce our sales and leave us with excess inventory. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further adversely impact our results of operations.

Our business depends upon the successful operation of our distribution facilities, furniture home delivery hubs and customer service center, as well as our ability to fulfill orders and to deliver our merchandise to our customers in a timely manner.

Our business depends upon the successful operation of our distribution centers, furniture home delivery hubs and customer service center, as well as our order management and fulfillment services and the re-stocking of inventories within our stores. The efficient flow of our merchandise requires that our facilities have adequate capacity to support our current level of operations, and any anticipated increased levels that may follow from any growth of our business.

If we encounter difficulties associated with any of our facilities or if any of our facilities were to shut down for any reason, including as a result of fire, earthquakes (to which our California-based distribution and home delivery facilities in Tracy and Mira Loma and our corporate headquarters in Corte Madera are particularly vulnerable), power outages or other natural disasters, we could face shortages of inventory resulting in "out of stock" conditions in our stores, significantly higher costs and longer lead times associated with distributing our products to both our stores and online customers and the inability to process orders in a timely manner or ship goods to our customers. Further, any significant interruption in the operation of our customer service center, including the call center, could also reduce our ability to receive and process orders and provide products and services to our stores and customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand.

In January 2012, we opened a furniture home delivery hub in Avenel, New Jersey and, in February 2012, we opened a furniture distribution center in North East, Maryland. We also recently expanded our West Coast distribution center in Mira Loma, California, reduced the size of our furniture delivery hub in Tracy, California and have entered into a lease in connection with a planned distribution center in Grand Prairie, Texas. We are also planning to expand into an additional 400,000 square feet at our West Jefferson, Ohio distribution center in May 2013, and in-sourcing three home furniture delivery facilities in 2013. As a result of these and other efforts with respect to our distribution facilities, we may encounter operational difficulties with respect to our facilities, such as disruptions in transitioning fulfillment orders to the new distribution facilities and problems associated with operating new facilities or reducing the size and changing functions of existing facilities, and any such difficulties could have a material adverse effect on our business, financial condition and results of operations.

Our results may be adversely affected by fluctuations in raw materials and energy costs.

Increases in the prices of the components and raw materials used in our products could negatively affect the sales of our merchandise and our product margins. These prices may fluctuate based on a number of factors beyond our control, including: commodity prices including prices for oil, lumber and cotton, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, anti-dumping duties, currency exchange rates and government regulation. In addition, energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for freight and distribution, utility costs for our retail stores and overall costs to purchase products from our vendors. Accordingly, changes in the value of the U.S. dollar relative to foreign currencies may increase our vendors' cost of business and ultimately our cost of goods sold and our selling, general and administrative costs. If we are unable to pass such cost increases on to our customers or the higher cost of the products results in decreased demand for our products, our results of operations would be harmed. Any such cost increase could reduce our earnings to the extent we are unable to adjust the prices of our products.

We are subject to risks associated with our dependence on foreign imports for our merchandise.

Based on total volume dollar purchases, in fiscal 2012 we purchased approximately 85% of our merchandise from vendors located outside the United States, including 78% from Asia, the majority of which originated from China. In addition, some of the merchandise we purchase from vendors in the United States also depends, in whole or in part, on vendors located outside the United States. As a result, our business highly depends on global trade, as well as trade and cost factors that impact the specific countries where our vendors are located, including Asia. Our future success will depend in large part upon our ability to maintain our existing foreign vendor relationships and to develop new ones. While we rely on our long-term relationships with our foreign vendors, we have no long-term contracts with them and transact business on an order by order basis. Additionally, many of our imported products are subject to existing duties, tariffs, anti-dumping duties and quotas that may limit the quantity of some types of goods which we may import into the United States. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our distribution centers located in the United States, charges on or assessment of additional import duties, tariffs, anti-dumping duties and quotas, loss

of "most favored nation" trading status by the United States in relation to a particular foreign country, work stoppages, including without limitation as a result of events such as longshoremen strikes, transportation and other delays in shipments, including without limitation as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, freight cost increases, economic uncertainties, including inflation, foreign government regulations, trade restrictions, including the United States retaliating against protectionist foreign trade practices and political unrest, increased labor costs and other similar factors that might affect the operations of our vendors in specific countries such as China.

An interruption or delay in supply from our foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on our business, financial condition and results of operations unless and until alternative supply arrangements are secured.

In addition, there is a risk that compliance lapses by our vendors could occur which could lead to investigations by U.S. government agencies responsible for international trade compliance. Resulting penalties or enforcement actions could delay future imports/exports or otherwise negatively impact our business. In addition, there remains a risk that one or more of our foreign vendors will not adhere to applicable legal requirements or our global compliance standards such as fair labor standards, the prohibition on child labor and other product safety or manufacturing safety standards. The violation of applicable legal requirements by any of our vendors or the failure to adhere to labor, manufacturing safety and other laws by any of our vendors, or the divergence of the labor practices followed by any of our vendors from those generally accepted in the United States, could disrupt our supply of products from our vendors or the shipment of products to us, result in potential liability to us and harm our reputation and brand and subject us to boycotts by our customers or activist groups, any of which could negatively affect our business and operating results.

We extend unsecured credit to our vendors.

Some of our vendors have limited cash flows and/or access to capital and require us to advance payments in order for them to be able to meet our supply requirements. We typically advance a portion of the payments to be made to such vendors under our purchase orders prior to the delivery of the ordered products. These advance payments are unsecured. These vendors may become insolvent and their failure to repay our advances, and any related failure to deliver products to us, could have a material adverse impact on our results of operations.

We rely upon independent third-party transportation providers for the majority of our product shipments.

We currently rely upon independent third-party transportation providers for our product shipments to our stores and to our customers outside of certain areas. Our utilization of their delivery services for shipments, or those of any other shipping companies we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and strikes, work stoppages and inclement weather, which may impact the shipping companies' abilities to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the third-party transportation providers we currently use, which in turn would increase our costs.

We may be exposed to risks and costs associated with protecting the integrity and security of our customers' information.

A significant number of customer purchases from us across all of our channels are made using credit cards. Additionally, a significant number of our customer orders are placed through our websites. In order for our business to function successfully, we and other market participants must be able to handle and transmit confidential information, including credit card information, securely. We are not fully compliant with Payment Card Industry, or PCI, Data Security Standards and there can be no assurance that in the future we will be able to

operate our facilities and our customer service and sales operations in accordance with PCI or other industry recommended practices. We intend to obtain compliance with PCI Data Security Standards and will incur additional expenses to attain and maintain PCI compliance. Further, there is increased litigation over personally identifiable information and we may be subject to one or more claims or lawsuits related to intentional or unintentional exposure of our customer's personally identifiable information. Even if we are compliant with such standards, we still may not be able to prevent security breaches involving customer transaction data. Any breach could cause consumers to lose confidence in the security of our website and choose not to purchase from us. If a computer hacker or other criminal is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, fines, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could adversely affect our business. In addition to the possibility of fines, lawsuits and other claims, we could be required to change our business practices or modify our service offerings in connection with the protection of personally identifiable information, which could have a material adverse effect on our business.

In addition, states and the federal government have enacted additional laws and regulations to protect consumers against identity theft, including laws governing treatment of personally identifiable information. We collect and store personal information from consumers in the course of doing business. These laws have increased the costs of doing business and, if we fail to implement appropriate safeguards or we fail to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential claims for damages and other remedies. If we were required to pay any significant amounts in satisfaction of claims under these laws, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results and financial condition could be adversely affected.

Material damage to, or interruptions in, our information systems as a result of external factors, staffing shortages and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We depend largely upon our information technology systems in the conduct of all aspects of our operations, many of which we have only adopted and implemented within the past five years in connection with rebuilding our supply chain and infrastructure. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to our information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Management information system failures or telecommunications system problems may disrupt operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our systems may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

We are vulnerable to various risks and uncertainties associated with our websites, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we

upgrade our website software, computer viruses, changes in applicable federal and state regulation, security breaches, legal claims related to our website operations and e-commerce fulfillment and other consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce website sales and have a material adverse effect on our business or results of operations.

Our failure to successfully manage the costs of our catalog and promotional mailings could have a negative impact on our business.

Catalog mailings are an important component of our business. Increases in costs relating to paper, printing, postal rates and other catalog distribution costs would affect the cost of our catalog mailings. In 2012, we significantly expanded the page counts of our catalogs, increased the number of households receiving our catalogs and reduced the number of catalog mailings. We rely on customary discounts from the basic postal rate structure that are available for our catalog mailings, which could be changed or discontinued at any time. The market price for paper has fluctuated significantly during the past three fiscal years and may continue to fluctuate in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to offset such increases by raising prices, by implementing more efficient printing, mailing, delivery and order fulfillment systems or by using alternative direct-mail formats.

We have historically experienced fluctuations in customer response to our catalogs. Customer response to our catalogs depends substantially on product assortment, product availability and creative presentation, the selection of customers to whom the catalogs are mailed, changes in mailing strategies, the page size, page count, frequency and timing of delivery of the catalogs, as well as the general retail sales environment and current domestic and global economic conditions. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays. Any delays in the timing of catalog delivery could cause customers to forgo or defer purchases. If the performance of our catalogs declines, if we misjudge the correlation between our catalog circulation and net sales, or if our catalog circulation optimization strategy is not successful, our results of operations could be negatively impacted.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns might be recorded in future periods. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. Adverse economic conditions in the past have resulted in an increase in our merchandise returns. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

Certain of our products may be subject to recalls or other actions by regulatory authorities, and any such recalls or similar actions could have a material adverse effect on our business.

Certain of the products we sell are subject to regulation by the federal Consumer Product Safety Commission and similar state and international regulatory authorities, which require certification and testing of certain regulated substances, among other requirements. For example, in August 2008, the Consumer Product Safety Improvement Act of 2008, or CPSIA, was signed into law. In general, the CPSIA bans the sale of children's products containing lead in excess of certain maximum standards, and imposes other restrictions and requirements on the sale of children's products, including importing, testing and labeling requirements. Our products have, from time to time, been subject to recall for product safety reasons, and issues of product safety could result in future product recalls, other actions by applicable government authorities or product liability

claims. Product safety concerns may also require us, whether on a voluntary or involuntary basis, to remove selected products from our stores, particularly with respect to our Baby & Child brand. Product recalls and removal of products and defending such product liability claims can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, any of which could have a material adverse effect on our business and results of operations.

There are claims made against us and/or our management from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

From time to time we and/or our management are involved in litigation, claims and other proceedings relating to the conduct of our business, including but not limited to consumer protection class action litigation, claims related to our collection of reproductions, claims related to our employment practices, claims of intellectual property infringement, including with respect to trademarks and trade dress, and claims asserting unfair competition and unfair business practices by third parties. In addition, from time to time, we are subject to product liability and personal injury claims for the products that we sell and the stores we operate. Subject to certain exceptions, our purchase orders generally require the vendor to indemnify us against any product liability claims; however, if the vendor does not have insurance or becomes insolvent, we may not be indemnified. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Our Chief Executive Officer, Mr. Alberini was employed by Guess?, Inc., which has been subject to a tax audit and assessment proceeding in Italy. There is a related proceeding by a prosecutor in Italy that has been initiated with respect to several current and former members of the Guess Europe management team as well as Mr. Alberini. There can be no assurance as to the exact timing or outcome of the Italian prosecutorial proceeding or that it will not require Mr. Alberini to devote substantial time in addressing this matter prior to its final resolution. Guess?, Inc. has reported a settlement of this tax proceeding in Italy and we expect that the related proceeding regarding Mr. Alberini will be resolved favorably. Litigation and other claims and regulatory proceedings against us or our management could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

Labor activities could cause labor relations difficulties for us.

Currently none of our employees is represented by a union. However, our employees have the right at any time to form or affiliate with a union, and union organizational activities have occurred previously at our Baltimore distribution center. We cannot predict the negative effects that any future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations and increases in our labor costs, either of which could materially adversely affect our business, financial condition or results of operations.

Intellectual property claims by third parties or our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

Third parties have and may in the future assert intellectual property claims against us, particularly as we expand our business to include new products and product categories and move into other geographic markets. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability and prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our

products, license rights from third parties or cease using those rights altogether, which could have a material adverse impact on our business, financial condition or results of operations.

We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating certain of our products and brand from those of our competitors and creating and sustaining demand for certain of our products. We also cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. If we are unable to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position could suffer.

We are subject to risks associated with occupying substantial amounts of space, including future increases in occupancy costs. We may choose in the future to acquire some of our store locations, which will subject us to additional risks.

We lease all but one of our retail store locations and we also lease our outlet stores, our corporate headquarters and our seven distribution and delivery facilities. The initial lease term of our retail stores generally ranges from ten to fifteen years, and certain leases contain renewal options for up to fifteen years. Most leases for our retail stores provide for a minimum rent, typically including escalating rent increases, plus a percentage rent based upon sales after certain minimum thresholds are achieved, as well as common area maintenance charges, real property insurance and real estate taxes. We purchased the building and land for our store in San Francisco, but to date we have relied upon leases with landlords for our other locations. As we develop new stores in the future, we may explore other models for our real estate which could include joint ventures or other forms of equity ownership in the real estate interests associated with new sites and buildings. These approaches might require additional capital investment and could present different risks than a traditional store lease with a landlord, including greater financial exposure if a new store location is not as successful as we originally target in our plans.

If we decide to close an existing or future store, we may nonetheless have continuing obligations with respect to that property pursuant to the applicable lease or ownership arrangements, including, among other things, paying the base rent for the balance of the lease term. Our ability to re-negotiate favorable terms on an expiring lease, to arrange for the sale of an owned property or to negotiate favorable terms for a suitable alternate location could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords and other factors that are not within our control. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases or other obligations for stores that we close could materially adversely affect our business and results of operations.

Compliance with laws may be costly, and changes in laws could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, privacy, safety, environmental and zoning and occupancy laws and other laws, including consumer protection regulations that regulate retailers generally or govern our business. If these regulations were to change or were violated by us or our vendors or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and harm our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, as a retail business, changes in laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could negatively

impact us by increasing compensation and benefits costs for overtime and medical expenses. In addition, newly enacted United States health care laws and potential global and domestic greenhouse gas emission requirements and other environmental legislation and regulations could result in increased direct compliance costs for us (or may cause our vendors to raise the prices they charge us in order to maintain profitable operations because of increased compliance costs), increased transportation costs or reduced availability of raw materials.

Because of our international operations, we could be adversely affected by violations of applicable U.S. federal and state or foreign laws and regulations, such as the United States Foreign Corrupt Practices Act and similar worldwide anti-bribery, anti-corruption and anti-kickback laws.

We source substantially all of our products abroad, and we are increasing the level of our international sourcing activities in an effort to obtain more of our products directly from vendors located abroad. Additionally, we have expanded our business-to-business sales. The foreign and U.S. laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance, or limit or restrict the products or services we sell or subject our business to the possibility of regulatory actions or proceedings. The United States Foreign Corrupt Practices Act, and other similar laws and regulations, generally prohibit companies and their intermediaries from making improper payments to foreign governmental officials for the purpose of obtaining or retaining business. While our policies mandate compliance with applicable laws and regulations, including anti-bribery laws and other anti-corruption laws, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness, any one of which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our operations and consumer spending may be affected by natural disasters or other similar events, including floods, hurricanes, earthquakes, widespread illness or fires. In particular, our corporate headquarters is located in Northern California, and other parts of our operations including distribution facilities are located in Northern and Southern California, each of which is in a seismically active region susceptible to earthquakes that could disrupt our operations and affect our operating results. Many of our vendors are also located in areas that may be affected by such events. Moreover, geopolitical or public safety conditions which affect consumer behavior and spending may impact our business. Terrorist attacks in the United States or threats of terrorist attacks in the United States in the future, as well as future events occurring in response to or in connection with them, could again result in reduced levels of consumer spending. Any of these occurrences could have a significant impact on our operating results, revenue and costs.

We have experienced net losses in the past and we may experience net losses in the future.

We experienced a net loss of $7.1 million in fiscal 2010. We achieved profitability in fiscal 2011 with net income of $20.6 million. We experienced a GAAP net loss of $12.8 million in fiscal 2012 as a result of certain non-recurring and other items. We may experience net losses in the future, and we cannot assure you that we will return to profitability in future periods.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets, including net operating loss carryforwards, may result in volatility of our operating results.

We are subject to income taxes in the United States and certain foreign jurisdictions. We record income tax expense based on our estimates of future payments, which include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Under

United States federal and state income tax laws, if over a rolling three-year period, the cumulative change in our ownership exceeds 50%, our ability to utilize our net operating loss carryforwards to offset future taxable income may be limited. Changes in ownership can occur due to transactions in our stock or the issuance of additional shares of our common stock or, in certain circumstances, securities convertible into our common stock. Certain transactions we have completed, including our going private transaction in June 2008, and the sale of shares contemplated in our initial public offering may impact the timing of the utilization of our net operating loss carryforwards. Furthermore, it is possible that transactions in our stock that may not be within our control may cause us to exceed the 50% cumulative change threshold and may impose a limitation on the utilization of our net operating loss carryforwards in the future. Any such limitation on the timing of utilizing our net operating loss carryforwards would increase the use of cash to settle our tax obligations. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, timing of the utilization of net operating loss carryforwards, changes in the valuation allowance for deferred taxes or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future that could negatively impact our current or future tax structure and effective tax rates.

Changes to accounting rules or regulations may adversely affect our results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our results of operations. For example, in August 2010, the Financial Accounting Standards Board ("FASB") issued an exposure draft outlining proposed changes to current lease accounting in FASB Accounting Standards Codification ("Codification" or "ASC") 840, "Leases." In July 2011, the FASB made the decision to issue a revised exposure draft, which is expected to occur in the second quarter of 2013. The proposed new accounting pronouncement, if ultimately adopted in its proposed form, could result in significant changes to current accounting, including the capitalization of leases on the balance sheet that currently are recorded off balance sheet as operating leases. While this change would not impact the cash flow related to our store leases, it could adversely impact our balance sheet and could therefore impact our ability to raise financing from banks or other sources.

Our total assets include intangible assets with an indefinite life, goodwill and trademarks, and substantial amounts of long lived assets, principally property and equipment. Changes to estimates or projections used to assess the fair value of these assets, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges that could adversely affect our results of operations.

Our total assets include intangible assets with an indefinite life, goodwill and trademarks, and substantial amounts of property and equipment. We make certain estimates and projections in connection with impairment analyses for these long lived assets. We also review the carrying value of these assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. These calculations require us to make a number of estimates and projections of future results. If these estimates or projections change, we may be required to record additional impairment charges on certain of these assets. If these impairment charges are significant, our results of operations would be adversely affected. In that regard, we recorded a $2.1 million impairment charge on long-lived assets of certain underperforming stores in fiscal 2010, and we recorded charges amounting to $3.2 million related to retail store closures in fiscal 2011. No such related charges were recorded in fiscal 2012.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

We recently initiated steps to implement, evaluate, and test our internal control over financial reporting. We have not completed these procedures and until these controls are fully implemented and tested there is a possibility that a material misstatement would not be prevented or detected on a timely basis. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and are therefore not currently required to make an assessment of the effectiveness of our internal controls. Our first assessment of the effectiveness of our internal controls will be included within our Annual Report on Form 10-K for the year ending February 1, 2014. During the evaluation and testing processes, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending February 1, 2014. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. Material weaknesses may be identified during the audit process or at other times. During the course of the evaluation, documentation, or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404.

Our reporting obligations as a public company will place a significant strain on our management and our operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis, which could result in the loss of investor confidence in the reliability of our financial statements, harm our business, and negatively impact the trading price of our common stock.

We incur new costs as a newly public company, and our management is required to devote substantial time to new compliance matters.

As a newly public company, we incur significant legal, accounting, and other expenses, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of the stock exchange on which our securities are listed. Our management and other personnel need to devote a substantial amount of time to ensure that we comply with all of these requirements. The reporting requirements, rules, and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

These rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, particularly to serve on our audit and compensation committees, or as executive officers.

Risks Related to Ownership of Our Common Stock

Our common stock price may be volatile or may decline regardless of our operating performance.

The market price for our common stock may be volatile. As a retailer, our results are significantly affected by factors outside our control, particularly consumer spending and consumer confidence, which can significantly affect our stock price. In addition, the market price of our common stock may fluctuate significantly in response to a number of other factors, including those described elsewhere in this "Risk Factors" section, as well as the following:

- quarterly variations in our operating results compared to market expectations;
- changes in preferences of our customers;
- announcements of new products or significant price reductions by us or our competitors;
- size of the public float;
- stock price performance of our competitors;
- fluctuations in stock market prices and volumes;
- default on our indebtedness;
- actions by competitors or other shopping center tenants;
- changes in senior management or key personnel;
- changes in financial estimates by securities analysts or failure to meet their expectations;
- actual or anticipated negative earnings or other announcements by us or other retail companies;
- downgrades in our credit ratings or the credit ratings of our competitors;
- natural disasters or other similar events;
- issuances or expected issuances of capital stock; and
- global economic, legal and regulatory changes unrelated to our performance.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our filings and public disclosures have attracted the attention of a hedge fund manager whose investment strategies we believe include making investments that increase in value when stock prices decline. The fund manager has informed us of the fund's negative view of our Company and business and has threatened to publicize those views. There can be no assurance that this fund manager will not attempt to influence the broader investment community or otherwise attempt to disparage our Company or our brand, which could negatively affect our stock price.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. As of the completion of our initial public offering, we had 36,971,500 shares of common stock issued. These shares of common stock are freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares of our common stock that are held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities

Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Moreover, under a registration rights agreement, Home Holdings, Catterton and Tower Three have registration rights whereby Home Holdings, Catterton or Tower Three can require us to register under the Securities Act any shares owned by Home Holdings, Catterton or Tower Three as of the date of our initial public offering. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We, our executive officers and directors, Home Holdings and certain other stockholders have agreed, subject to certain exceptions, not to sell or transfer any common stock, or securities convertible into, exchangeable for, exercisable for or repayable with common stock, for 180 days after the date of our initial public offering, without first obtaining written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., representatives of the underwriters of our initial public offering.

All of our shares of common stock outstanding as of the date of our initial public offering may be sold in the public market by existing stockholders 180 days after the date of our initial public offering, subject to applicable contractual limitations and limitations imposed under federal securities laws.

In the future, we may also issue our securities in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock, which would result in dilution.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors. These provisions:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;
- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;
- after the date on which Home Holdings no longer holds a majority of the voting power of our outstanding common stock, prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law ("DGCL"), and prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock unless board or stockholder approval is obtained prior to the acquisition, except that Catterton, Tower Three and Glenhill and any persons to whom Catterton, Tower Three and Glenhill sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to these restrictions. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, even if doing so

would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Home Holdings, Catterton and Tower Three continue to have significant influence over us, including over decisions that require the approval of stockholders, and their interests in our business may be different from yours.

Home Holdings owns approximately 25.9 million shares, or 66.7%, of our outstanding common stock (including outstanding restricted shares). Of that amount, Catterton beneficially owns approximately 11.8 million shares, or 30.3%, of our outstanding common stock, Tower Three beneficially owns approximately 11.1 million shares, or 28.6%, of our outstanding common stock and Glenhill beneficially owns approximately 3.0 million shares, or 7.8%, of our outstanding common stock.

Home Holdings, and through Home Holdings, Catterton, Tower Three and Glenhill, have significant influence over our reporting and corporate management and affairs and are able to control certain matters requiring stockholder approval. It is possible that the interests of our Principal Equity Holders may in some circumstances conflict with the interests of our other stockholders, including you. We have entered into a stockholders agreement with Home Holdings that provides for certain approval rights for Home Holdings and designation of directors by Home Holdings. The stockholders agreement provides that, for so long as Home Holdings and the Principal Equity Holders hold a majority of the voting power of our outstanding common stock, Home Holdings shall have the right to nominate a majority of the members of our board of directors and as long as Home Holdings and the Principal Equity Holders hold at least 30% of the voting power of our outstanding common stock, Home Holdings shall have the right to nominate two members of our board of directors. For so long as Home Holdings and the Principal Equity Holders own a majority of the voting power of our outstanding common stock, no action may be taken or vote approved by our board of directors or any committee thereof (other than the audit committee or any other committee of directors that may be created with the approval of Home Holdings as not being subject to this provision) without the affirmative vote of the Catterton and Tower Three designated directors. In addition, for so long as Home Holdings and the Principal Equity Holders hold at least 30% of the voting power of our outstanding common stock, certain actions may not be taken without the approval of Home Holdings. The stockholders agreement (and our certificate of incorporation) also provides for a waiver of the corporate opportunity doctrine with respect to Home Holdings and its affiliates, including the Principal Equity Holders. If Home Holdings or its affiliates, including the Principal Equity Holders, participate in any such corporate opportunity, Thomas Mottola and Barry Sternlicht, two of our directors, will also be afforded a waiver of the corporate opportunity doctrine in connection with any participation by them in any such corporate opportunity.

Our Principal Equity Holders are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Principal Equity Holders may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as Home Holdings or our Principal Equity Holders, or other funds controlled by or associated with our Principal Equity Holders, continue to indirectly own a significant amount of our outstanding common stock, even if such amount represents less than a majority, Home Holdings and our Principal Equity Holders will continue to be able to strongly influence our decisions.

The concentration of ownership in the hands of our Principal Equity Holders may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") listing requirements and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Because of the aggregate voting power over our Company held by Home Holdings, we are considered a "controlled company" for the purposes of the NYSE listing requirements. As such, we are exempt from the corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

We intend to utilize these exemptions afforded to a "controlled company." Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We leased approximately 935,000 gross square feet for our 65 Galleries, 3 Full Line Design Galleries, 3 Baby & Child Galleries and 13 outlet stores that were open as of February 2, 2013. The initial lease term of our retail stores is generally 10 – 15 years. Certain leases contain renewal options for up to 20 years. Most leases for our retail stores provide for a minimum rent, typically including escalating rent increases, plus a percentage rent based upon sales after certain minimum thresholds are achieved. The leases generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses. We also lease approximately 35,000 square feet for offsite storage.

Leased Properties

The following table summarizes the location and size of our leased distribution centers and corporate facilities occupied as of February 2, 2013:

Location	Purpose	Lease Expiration	Occupied Square Footage (Approximate)
Distribution Centers			
North East, Maryland	Distribution center	February 2028	1,200,000
Mira Loma, California	Distribution center / Home delivery	June 2020	886,000
West Jefferson, Ohio	Distribution center / Home delivery	April 2028	805,000
Baltimore, Maryland	Distribution center / Home delivery	June 2014	508,000
Ft. Worth, Texas	Distribution center	(1)	300,000
Tracy, California	Home delivery	September 2016	151,000
Avenel, New Jersey	Home delivery	November 2016	114,000
Houston, Texas	Home delivery	August 2018	71,000
Corporate Facilities			
Corte Madera, California	Corporate headquarters	(2)	240,000
Richmond, California	Warehouse	September 2022	200,000
San Rafael, California	Warehouse	July 2013	10,000

(1) Relates to a short-term lease agreement to support the startup of our new distribution center in Grand Prairie, Texas which is expected to commence operations in the second half of 2013. We intend to exit this interim facility shortly after commencing operations at the Grand Prairie facility.

(2) Lease agreements for our corporate headquarters expire between July 2013 and September 2022. Includes approximately 15,000 square feet of warehouse space.

Owned Properties

We currently own one store, our approximately 8,000 square foot Gallery in San Francisco's Design District.

We believe that our current offices and facilities are in good condition, are being used productively and are adequate to meet our requirements for the foreseeable future.

Item 3. Legal Proceedings

From time to time we and/or our management are involved in litigation, claims and other proceedings relating to the conduct of our business, including but not limited to consumer protection class action litigation, claims related to our collection of reproductions, claims related to our employment practices, claims of intellectual property infringement, including with respect to trademarks and trade dress, and claims asserting unfair competition and unfair business practices by third parties. In addition, from time to time, we are subject to product liability and personal injury claims for the products that we sell and the stores we operate. Subject to certain exceptions, our purchase orders generally require the vendor to indemnify us against any product liability claims; however, if the vendor does not have insurance or becomes insolvent, we may not be indemnified. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividend Policy

Our common stock began trading on the NYSE, under the symbol "RH" on November 2, 2012. The price range per share of common stock presented below represent the highest and lowest closing prices for our common stock on the NYSE for each full quarterly period since our initial public offering.

	Highest	Lowest
Fiscal 2012		
Fourth Quarter (from November 2, 2012)	$37.99	$31.10

The number of stockholders of record of our common stock as of April 16, 2013 was 114. This number excludes stockholders whose stock is held in nominee or street name by brokers. No dividends have been declared or paid on our common stock. We do not currently anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Restoration Hardware Holdings, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph and table compare the cumulative total stockholder return for our common stock during the period from November 2, 2012 (the date our common stock commenced trading on the NYSE) through February 2, 2013 in comparison to the NYSE Composite Index and the S&P Retailing Select Index, our peer group index. The graph and the table below assume that $100 was invested at the market close on November 2, 2012 in the common stock of Restoration Hardware Holdings, Inc., the NYSE Composite Index and the S&P Retailing Select Index. Data for the NYSE Composite Index and the S&P Retailing Select Index assumes reinvestments of dividends. The comparisons in the graph and table are required by the SEC and are not intended to be indicative of possible future performance of our common stock.



	11/2/2012	12/2/2012	1/2/2013	2/2/2013
Restoration Hardware Holdings, Inc.	100.00	118.65	106.85	116.50
NYSE Composite Index	100.00	100.31	104.82	108.87
S&P Retailing Select Index	100.00	100.80	100.85	107.88

Unregistered Sale of Equity Securities and Issuer Purchases of Equity Securities

On November 1, 2012, Restoration Hardware Holdings, Inc. issued additional shares to Home Holdings, and Restoration Hardware Holdings, Inc. acquired all of the outstanding shares of Restoration Hardware, Inc. from Home Holdings. In addition, shares of our common stock were issued to the participants of the Team Resto Ownership Plan in replacement of prior unit awards under the Team Resto Ownership Plan. As a result of these transactions, as of November 1, 2012 (before giving effect to the initial public offering), 32,188,891 shares of our common stock were outstanding.

Use of Proceeds from the Initial Public Offering

On November 1, 2012, our Registration Statement on Form S-1, as amended (File No. 333-176767), was declared effective, pursuant to which we registered the offering and sale of 4,782,609 shares of common stock by Restoration Hardware Holdings, Inc., the associated sale of 381,723 shares of common stock by selling stockholders, and the sale pursuant to the underwriters' over-allotment option of an additional 774,650 shares of common stock by selling stockholders, at a price of $24.00 per share. On November 7, 2012, Restoration Hardware Holdings, Inc. sold all 4,782,609 shares of common stock for an aggregate offering price of approximately $114.8 million, the selling stockholders sold 1,156,373 shares of common stock, including 774,650 shares pursuant to the underwriters' over-allotment option, for an aggregate offering price of approximately $27.8 million, and the offering terminated. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Robert W. Baird & Co. Incorporated, William Blair & Company, L.L.C., Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated acted as the underwriters.

As a result of the initial public offering, we raised approximately $97.7 million in net proceeds after deducting underwriting discounts and commissions of approximately $8.1 million and estimated expenses in connection with the offering of $9.1 million. We did not receive any proceeds from the sale of stock by the selling stockholders. On November 7, 2012, we made payments of $75.7 million on Restoration Hardware, Inc.'s revolving line of credit and repaid Restoration Hardware, Inc.'s outstanding term loan of $15.0 million in full. Such payments were funded by the proceeds received as a result of the initial public offering. No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments of $7.0 million in the aggregate made on November 7, 2012, to pay management fees to affiliates of Catterton, Tower Three and Glenhill pursuant to the terms of the management services agreement that terminated upon consummation of the initial public offering.

Item 6. Selected Consolidated Financial Data

The following tables present Restoration Hardware Holdings, Inc.'s consolidated financial and operating data as of the dates and for the periods indicated.

Restoration Hardware Holdings was formed as a Delaware corporation on August 18, 2011. On November 7, 2012, Restoration Hardware Holdings, Inc. completed an initial public offering and acquired all of the outstanding shares of capital stock of Restoration Hardware, Inc. In connection with the initial public offering, common stock of Restoration Hardware Holdings, Inc. was issued in replacement of prior unit awards under the Team Resto Ownership Plan. These transactions are referred to as the "Reorganization." Restoration Hardware Holdings, Inc. has not engaged in any business or other activities except in connection with its formation and the Reorganization. Accordingly, all financial and other information herein relating to periods prior to the completion of the Reorganization is that of Restoration Hardware, Inc.

All of the outstanding capital stock of Restoration Hardware, Inc. was acquired on June 16, 2008, by Home Holdings, which we refer to as the "Acquisition." As a result of the Acquisition, a new basis of accounting was created beginning June 17, 2008. The period prior to the Acquisition is referred to as the "Predecessor" period and the periods after the Acquisition are referred to as the "Successor" periods. The Predecessor period presented

includes the period from February 3, 2008 through June 16, 2008, reflecting approximately 19 weeks of operations, and the Successor periods include the period from June 17, 2008 through January 31, 2009, reflecting approximately 33 weeks of operations. Due to the Acquisition, the financial statements for the Successor periods are not comparable to those of the Predecessor period.

The selected consolidated financial data as of February 2, 2013 and January 28, 2012 and for the fiscal years ended February 2, 2013 , January 28, 2012 and January 29, 2011, were derived from consolidated financial statements included in *Item 8—Financial Statements and Supplementary Data.* The selected consolidated financial data as of January 29, 2011 and as of and for the periods ended January 30, 2010, January 31, 2009 and June 16, 2008, were derived from consolidated financial statements for such years not included herein.

In the third quarter of fiscal 2012, we changed our accounting policy for recognizing stock-based compensation expense which has been applied retrospectively to the periods presented below. For further discussion, see footnote 1 to the table below.

The selected historical consolidated data presented below should be read in conjunction with *Item 1A—Risk Factors, Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operations*, our consolidated financial statements and the notes to our consolidated financial statements.

	Successor					Predecessor
	Year Ended				Period from June 17, 2008 Through January 31, 2009	Period from February 3, 2008 Through June 16, 2008
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010		
	(dollars in thousands, excluding share, per share and per square foot data)					
Statement of Operations Data:						
Net revenues	$1,193,046	$958,084	$772,752	$ 625,685	$ 498,581	$ 195,437
Cost of goods sold	756,597	601,735	501,132	412,629	308,448	140,088
Gross profit	436,449	356,349	271,620	213,056	190,133	55,349
Selling, general and administrative expenses [1]	505,485	329,506	274,836	238,889	213,011	75,396
Income (loss) from operations	(69,036)	26,843	(3,216)	(25,833)	(22,878)	(20,047)
Interest expense	(5,776)	(5,134)	(3,150)	(3,241)	(4,907)	(2,731)
Income (loss) before income taxes	(74,812)	21,709	(6,366)	(29,074)	(27,785)	(22,778)
Income tax expense (benefit) [2]	(62,023)	1,121	685	(423)	(201)	508
Net income (loss)	$ (12,789)	$ 20,588	$ (7,051)	$ (28,651)	$ (27,584)	$ (23,286)
Weighted-average number of basic and diluted shares outstanding	9,428,828	468	100	100	100	38,969,000
Basic and diluted net income (loss) per share	$ (1.36)	$ 43,991	$ (70,510)	$(286,510)	$(275,840)	$ (0.60)

	Successor					Predecessor
	Year Ended				Period from June 17, 2008 Through January 31, 2009	Period from February 3, 2008 Through June 16, 2008
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010		
	(dollars in thousands, excluding share, per share and per square foot data)					
Other Financial and Operating Data:						
Growth in net revenues:						
Stores [3]	20%	22%	15%	(6)%	—	—
Direct	30%	27%	37%	(15)%	—	—
Total	25%	24%	24%	(10)%	—	—
Retail [4]:						
Comparable store sales change [5]	28%	25%	19%	(7)%	(8)%	(12)%
Retail stores open at end of period	71	74	91	95	99	100
Total leased square footage at end of period (in thousands)	768	808	970	1,015	1,057	1,061
Total leased selling square footage at end of period (in thousands) [6]	501	516	613	642	670	671
Retail sales per leased selling square foot [7]	$ 1,143	$ 846	$ 635	$ 525	$ 406	$ 147
Direct:						
Catalogs circulated (in thousands) [8]	32,712	26,052	46,507	31,336	26,831	13,771
Catalog pages circulated (in millions) [8]	16,029	8,848	6,260	4,418	3,507	2,168
Direct as a percentage of net revenues [9]	46%	44%	43%	39%	41%	43%
Capital expenditures	$49,058	$25,593	$39,907	$ 2,024	$13,428	$ 3,821
Adjusted EBITDA [10]	$96,571	$80,154	$41,097	$17,596	$ 4,386	$(8,219)

	Successor				
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 8,354	$ 8,512	$ 13,364	$ 13,186	$ 8,603
Working capital (excluding cash and cash equivalents) [11]	267,905	156,506	103,894	57,058	102,850
Total assets	789,613	586,810	501,991	431,528	494,773
Line of credit	82,501	107,502	111,837	57,442	110,696
Term loan	—	14,798	—	—	—
Total debt (including current portion) [12]	87,029	131,040	116,995	61,652	117,515
Total stockholders' equity	451,611	250,463	215,804	221,079	238,670

(1) In the third quarter of fiscal 2012, we changed our policy for recognizing stock-based compensation expense from the graded method of accounting to the straight-line method of accounting for our pre-Reorganization time-based units (or service-only awards). This change in accounting had the same impact on our selling,

general and administrative expenses and net income (loss) for all periods presented. The table below presents the impact to our net income (loss) as a result of this change in accounting policy. The impact to fiscal 2009 was immaterial and there was no impact for years prior to 2009. See Note 3—*Change in Accounting Principle—Stock-Based Compensation* to our audited consolidated financial statements.

	Year Ended	
	January 28, 2012	January 29, 2011
	(in thousands)	
Net income (loss)—as reported	$20,341	$(8,074)
Change in accounting policy adjustment	247	1,023
Net income (loss)—as revised	$20,588	$(7,051)

(2) As of the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent differences) for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods, provided assurance that our future tax benefits more likely than not would be realized. Accordingly, in the three and twelve months ended February 2, 2013, we released all of our U.S. valuation allowance of $57.2 million against net deferred tax assets.

(3) Stores data represents retail stores plus outlet stores.

(4) Retail data has been calculated based upon our retail stores, and excludes our outlet stores.

(5) Comparable store sales have been calculated based upon retail stores that were open at least fourteen full months as of the end of the reporting period and did not change square footage by more than 20% between periods. If a store is closed for seven days during a month, that month will be excluded from comparable store sales. Comparable store net revenues exclude revenues from outlet stores. Because fiscal 2012 was a 53-week year, comparable store sales percentage for fiscal 2012 excludes the extra week of sales.

(6) Leased selling square footage is retail space at our stores used to sell our products. Leased selling square footage excludes backrooms at retail stores used for storage office space or similar matters. Leased selling square footage excludes exterior sales space located outside a store, such as courtyards, gardens and rooftops. Leased selling square footage for fiscal 2012, fiscal 2011 and fiscal 2010 includes approximately 4,500 square feet related to one owned store location.

(7) Retail sales per leased selling square foot is calculated by dividing total net revenues for all retail stores, comparable and non-comparable, by the average leased selling square footage for the period.

Average leased selling square footage for the 2008 Predecessor period is calculated by adding the average leased selling square footage for the first quarter of the year ended January 31, 2009, and for the period May 4, 2008, through June 16, 2008, and dividing by two. Average leased selling square footage for the period May 4, 2008, through June 16, 2008, is calculated by taking the total leased selling square footage at the beginning of the period plus the total leased selling square footage at the end of the period and dividing by two.

Average leased selling square footage for the 2008 Successor period is calculated by adding the average leased selling square footage for three periods, being the period June 17, 2008, through August 2, 2008, the third quarter of the year ending January 31, 2009, and the fourth quarter of the year ended January 31, 2009, and dividing by three. Average leased selling square footage for the period June 17, 2008, through August 2, 2008, is calculated by taking the total leased selling square footage at the beginning of the period plus the total leased selling square footage at the end of the period and dividing by two.

(8) The catalogs and catalog pages circulated from period to period do not take into account different page sizes per catalog distributed. Page sizes and page counts vary for different catalog mailings and we sometimes mail different versions of a catalog at the same time. Accordingly, period to period comparisons of catalogs circulated and catalog pages circulated do not take these variations into account.

(9) Direct revenues include sales through our catalogs and websites.

(10) EBITDA and adjusted EBITDA are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as consolidated net income (loss) before

depreciation and amortization, interest expense and provision for income taxes. We define adjusted EBITDA as consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance.

We believe that EBITDA and adjusted EBITDA are useful measures of operating performance, as they eliminate expenses that are not reflective of the underlying business performance, facilitate a comparison of our operating performance on a consistent basis from period-to-period and provide for a more complete understanding of factors and trends affecting our business. We also use adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as the basis of our Management Incentive Plan ("MIP"), which is our cash based-incentive compensation program designed to motivate and reward annual performance for eligible employees. Additionally, EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA and adjusted EBITDA, alongside other GAAP measures such as gross profit, operating income (loss) and net income (loss), to measure profitability, as a key profitability target in our annual and other budgets, and to compare our performance against that of peer companies.

EBITDA and adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) or net income (loss) per share as a measure of financial performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as tax payments and debt service requirements and certain other cash costs that may recur in the future. EBITDA and adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In addition, these non-GAAP measures exclude certain non-recurring and other charges.

In evaluating these non-GAAP measures, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in these non-GAAP measures. Our presentation of these non-GAAP measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying primarily on our GAAP results and by using these non-GAAP only supplementally. These non-GAAP measures are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income (loss) to EBITDA and adjusted EBITDA is set forth below:

	Successor					Predecessor [a]
	Year Ended				Period from June 17, 2008 Through January 31, 2009	Period from February 3, 2008 Through June 16, 2008
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010		
	(in thousands)					
Net income (loss)	$ (12,789)	$20,588	$ (7,051)	$(28,651)	$(27,584)	$(23,286)
Depreciation and amortization	26,748	29,186	31,263	43,065	50,222	7,934
Interest expense	5,776	5,134	3,150	3,241	4,907	2,731
Income tax expense (benefit)	(62,023)	1,121	685	(423)	(201)	508
EBITDA	(42,288)	56,029	28,047	17,232	27,344	(12,113)
Management and board fees [b]	4,258	10,715	4,793	4,620	1,985	91
Non-cash and other one-time compensation [c]	116,157	7,907	1,119	592	—	2,319
Terminated operations [d]	—	1,580	352	2,604	3,821	884
Severance and other transaction costs [e]	—	621	1,797	1,521	368	600
Impairment of long-lived assets [f]	—	—	2,115	2,304	3,868	—
Lease termination costs [g]	(386)	3,110	—	—	—	—
Amortization of inventory fair value adjustment [h]	—	—	—	(12,780)	(35,075)	—
Non-capitalized IPO costs [i]	—	—	2,351	—	—	—
Special committee investigation and remediation [j]	4,778	—	—	—	—	—
Initial public offering costs [k]	10,755	—	—	—	—	—
Anti-dumping exposure [l]	3,250	—	—	—	—	—
Other adjustments allowable under our agreements with our stockholders [m]	47	192	523	1,503	2,075	—
Adjusted EBITDA	$ 96,571	$80,154	$41,097	$ 17,596	$ 4,386	$ (8,219)

(a) We have presented adjusted EBITDA for the Predecessor periods consistently with the Successor periods to present information on a comparable basis for those periods.

(b) Includes fees and expenses paid in accordance with our management services agreement with Home Holdings in the Successor periods, as well as fees and expense reimbursements paid to our board of directors prior to the initial public offering in both the Predecessor and Successor periods.

(c) Fiscal 2012 includes a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, as well as a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman. Fiscal 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Gary Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units. Mr. Friedman served as our Chairman and Co-Chief Executive Officer at the time of such loan repayment. In addition, amounts include stock-based compensation expense incurred prior to the initial public offering.

(d) Includes the impact of divesting our Brocade Home brand, closing four temporary clearance centers operated from October 2008 to March 2010, costs related to closing of The Michaels Furniture Company and costs related to the restructuring of our Shanghai office location.

(e) Amounts in the 2008 Predecessor period and the 2008 Successor period include severance costs, and transaction costs associated with our Acquisition by Home Holdings. Amounts in fiscal 2009, fiscal 2010, and fiscal 2011 generally include executive severance and other related costs.

(f) Includes costs related to impairment of long-lived assets related to our retail store operations.

(g) Includes lease termination costs for retail stores that were closed prior to their respective lease termination dates. The amount in fiscal 2012 relates to changes in estimates regarding liabilities for future lease payments for closed stores.
(h) Represents non-cash impact of amortizing the net fair value adjustment to inventory recorded in connection with the purchase price allocation for the Acquisition over the period of the inventory turn.
(i) Represents costs related to our efforts to pursue an initial public offering.
(j) Represents legal and other professional fees, incurred in connection with the investigation conducted by the special committee of the board of directors relating to our former Chairman and Co-Chief Executive Officer, Gary Friedman, and our subsequent remedial actions.
(k) Represents costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million.
(l) Represents expense incurred as a result of increased tariff obligations of one of our foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011.
(m) Represents items which management believes are not indicative of our ongoing operating performance. The 2008 Successor period includes consulting fees related to organizational matters following the Acquisition. Fiscal 2009 adjustments include one-time start-up costs associated with Baby & Child and occupancy costs for corporate office space exited by us as part of the Acquisition. Fiscal 2010 and fiscal 2011 adjustments include consulting fees related to organizational matters and state franchise tax amounts. All periods include foreign exchange gains and losses.

(11) Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding the current portion of long-term debt.
(12) Total debt (including current portion) includes the revolving line of credit, term loan, and capital lease obligations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading luxury retailer in the home furnishings marketplace. Our collections of timeless, updated classics and reproductions are presented consistently across our sales channels in sophisticated and unique lifestyle settings that we believe are on par with world-class interior designers. We offer dominant merchandise assortments across a growing number of categories, including furniture, lighting, textiles, bathware, décor, outdoor and garden, tableware and children's furnishings. Our business is fully integrated across our multiple channels of distribution, consisting of our stores, catalogs and websites. We position our stores as showrooms for our brand, while our catalogs and websites act as virtual extensions of our stores. As of February 2, 2013, we operated 65 Galleries, 3 Full Line Design Galleries and 3 Baby & Child Galleries, as well as 13 outlet stores throughout the United States and Canada.

In order to drive growth across our business, we are focused on the following key strategies:

- *Transform Our Real Estate Platform.* We believe we have an opportunity to significantly increase our sales by transforming our real estate platform from our existing retail footprint to a portfolio focused on Full Line Design Galleries. Our Full Line Design Galleries are sized based on the market potential and the size of our assortment. As of February 2, 2013, we had three Full Line Design Galleries that averaged approximately 21,800 selling square feet, more than three times the size of our average Gallery. We have found that we experience higher sales across all of our channels when we showcase more of our assortment. We have identified approximately 50 key metropolitan markets where we can open new Full Line Design Galleries in iconic or high-profile locations that are representative of our luxury brand positioning.

  We opened our first three Full Line Design Galleries in Los Angeles in June 2011, Houston in November 2011 and Scottsdale in November 2012. In the Los Angeles and Houston markets, store demand increased

by approximately 90% and 60%, respectively, and direct demand increased by approximately 30% and 45%, respectively in the first full year of operations of those Full Line Design Galleries. In the Scottsdale market, we experienced an approximate 80% increase in store demand and an approximate 75% increase in direct demand during the months from the store's opening in November 2012 through the end of fiscal 2012. In April 2013 we opened our fourth Full Line Design Gallery in Boston.

- *Expand Our Offering and Increase Our Market Share.* We believe we have a significant opportunity to increase our market share by:
  - Growing our merchandise assortment and introducing new products and categories, including current initiatives in furniture, rugs, lighting, tableware, children's furnishings and decorative accessories;
  - Expanding our service offerings, including interior design, product customization and gift registry services; and
  - Exploring and testing new business opportunities complementary to our core business that leverage our defining strengths of taste, style and innovation, such as the planned launch of our Contemporary Art business.
- *Increase Brand Awareness.* We will continue to increase our brand awareness and customer loyalty through our real estate transformation, our circulation strategy, our digital marketing initiatives, and our increased advertising and public relations efforts.
- *Pursue International Expansion.* We plan to strategically expand our business into select countries outside of the United States and Canada over the next several years. We believe that our luxury brand positioning and unique aesthetic will have strong international appeal.
- *Increase Operating Margins.* We have the opportunity to continue to improve our operating margins by leveraging our fixed occupancy costs and scalable infrastructure.

Our fiscal 2012 results reflect the ongoing strength of our business. We have continued to take market share, and at the same time invested in our infrastructure and supply chain to support future growth. Key financial achievements of fiscal 2012 include:

- Net revenues increased 25% to $1.2 billion, on top of a 24% increase in fiscal 2011 and a 24% increase in fiscal 2010.
- Comparable store sales increased 28% on top of a 25% increase in fiscal 2011 and a 19% increase in fiscal 2010.
- Direct net revenues increased 30% on top of a 27% increase in fiscal 2011 and a 37% increase in fiscal 2010.
- The fourth quarter of fiscal 2012 marked our 12th consecutive quarter of double digit revenue growth.
- Our GAAP net loss was $12.8 million. Our adjusted net income increased 43% to $37.7 million.

See "Basis of Presentation and Results of Operations" for a discussion of adjusted net income and a reconciliation of the differences between adjusted net income and net income (loss).

Factors Affecting Our Operating Results

Various factors affected our results for the periods presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" including the following:

Overall Economic Trends. The industry in which we operate is cyclical, and consequently our revenues are affected by general economic conditions. For example, reduced consumer confidence and lower availability and higher cost of consumer credit reduces demand for our products and limits our ability to increase prices or sustain price increases. We expect that some of the economic factors that have been in place for the last several years,

including the continuing economic uncertainty (particularly in the housing market in the United States) may continue in future periods. Based on our research, we believe that the domestic housewares and home furnishings market is anticipated to grow at a compound annual growth rate of 3 – 4% between 2011 and 2015. However, there can be no assurance that the market will grow at this rate. The growth rate of the market could be affected by macroeconomic conditions in the United States. Although we believe our annual net revenues currently represent less than 1% of the domestic housewares and home furnishings market and therefore we have opportunities to grow market share in future periods, slower rates of growth could negatively impact our results. For more information, see "Risk Factors—Changes in consumer spending or the housing market may significantly harm our revenue and results of operations."

Our Strategic Initiatives. We are in the process of implementing a number of significant business initiatives that have had and will continue to have an impact on our results of operations, including the development of new larger Full Line Design Galleries in a number of new locations, the optimization of our store sizes to better fit anticipated demand in a given market, the expansion of our product categories and services and changes in the ways in which we market with our catalogs. Although these initiatives are designed to create growth in our business and continuing improvement in our operating results, the timing of expenditures related to these initiatives, as well as the achievement of returns on our investments, may affect our results of operation in future periods, and we may not achieve the desired benefits. Opening Full Line Design Galleries will require significant capital expenditures, and retail store closures may lead to charges including lease termination and other exit costs. These changes could affect our results of operation in future periods. In addition, the investments required to continue our strategic initiatives may have a negative impact on cash flows in future periods and could create pressure on our liquidity if we do not achieve the desired results from these initiatives in a timely manner. We expect that we will continue to incur significant capital expenditures as part of our initiative to open more Full Line Design Galleries over the next several years, and that these expenditures will have an impact on our cash flows during this time. For fiscal 2012, we incurred total capital expenditures of $49.1 million and we anticipate our capital expenditure requirements to be approximately $95 million to $100 million for fiscal 2013.

Consumer Preferences and Demand. Our ability to maintain our appeal to existing customers and attract new customers depends on our ability to originate, develop and offer a compelling product assortment responsive to customer preferences and design trends. We have successfully introduced a large number of new products during recent periods, which we believe has been a contributing factor in our sales and operating results. Periods in which our products have achieved strong customer acceptance generally have had more favorable results. If we misjudge the market for our products, we may be faced with excess inventories for some products and may be required to become more promotional in our selling activities, which would impact our net revenues and gross profit.

Our Ability to Source and Distribute Products Effectively. Our net revenue and gross profits are affected by our ability to purchase our merchandise in sufficient quantities at competitive prices. While we believe our vendors have adequate capacity to meet our current and anticipated demand, our level of net revenues have been adversely affected in prior periods by constraints in our supply chain, including the inability of our vendors to produce sufficient quantities of some merchandise in a manner that was able to match market demand from our customers, leading to higher levels of customer back orders and lost sales.

Seasonality. Our business is seasonal. As a result, our net revenues fluctuate from quarter to quarter, which often affects the comparability of our results between periods. Net revenues are historically higher in the second and fourth fiscal quarters due primarily to the impact of the outdoor selling season and the holiday selling season, respectively. Cash requirements are typically higher in the first and third quarters due to inventory-related working capital requirements for the outdoor and holiday selling periods. See "Risk Factors—Our operating results are subject to quarterly and seasonal fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year."

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our operating results, including net revenues, gross profit, selling, general and administrative expenses, adjusted EBITDA and adjusted net income.

Net Revenues. Net revenues reflect our sale of merchandise plus shipping and handling revenue collected from our customers, less returns and discounts. Revenues are recognized upon receipt of product by our customers.

Gross Profit. Gross profit is equal to our net revenues less cost of goods sold. Gross profit as a percentage of our net revenues is referred to as gross margin. Cost of goods sold include the direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or market reserves; inbound freight; all freight costs to get merchandise to our stores; design, buying and allocation costs; occupancy costs related to store operations, such as rent and common area maintenance; depreciation and amortization of leasehold improvements, equipment and other assets in our stores and distribution centers; and all logistics costs associated with shipping product to our customers, which are only partially offset by shipping income collected from customers. We expect gross profit to increase to the extent that we successfully grow our net revenues and leverage the fixed portion of cost of goods sold.

Our gross profit can be favorably impacted by sales volume increases, as occupancy and certain other costs that are largely fixed do not necessarily increase proportionally with volume increases. Changes in the mix of our products may also impact our gross profit. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and use product markdowns and our outlet stores to efficiently sell these products. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise. The primary drivers of the costs of individual goods are raw materials costs, which fluctuate based on a number of factors beyond our control, including commodity prices, changes in supply and demand, general economic conditions, competition, import duties, tariffs and government regulation, logistics costs (which may increase in the event of, for example, expansions of or interruptions in the operation of our distribution centers, furniture home delivery hubs and customer service center or damage or interruption to our information systems) and labor costs in the countries where we source our merchandise. We place orders with merchandise vendors primarily in United States dollars and, as a result, are not exposed to significant foreign currency exchange risk.

Our gross profit may not be comparable to other specialty retailers, as some companies may not include all or a portion of the costs related to their distribution network and store occupancy in calculating gross profit as we and many other retailers do, but instead may include them in selling, general and administrative expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include all operating costs not included in cost of goods sold. These expenses include all payroll and payroll-related expenses, store expenses other than occupancy and expenses related to many of our operations at our headquarters, including utilities, depreciation and amortization, credit card fees and marketing expense, which primarily includes catalog production, mailing and print advertising costs. All store pre-opening costs are included in selling, general and administrative expenses and are expensed as incurred. Selling, general and administrative expenses as a percentage of net revenues is usually higher in lower-volume quarters and lower in higher-volume quarters because a significant portion of the costs are relatively fixed.

Our recent revenue growth has been accompanied by increased selling, general and administrative expenses. The most significant components of these increases are marketing and payroll costs. We expect these expenses to continue to increase as we continue to open new stores, develop new product categories and otherwise grow our business.

Adjusted EBITDA and Adjusted Net Income. We believe that adjusted EBITDA and adjusted net income are useful measures of operating performance, as the adjustments eliminate non-recurring and other items that are not reflective of underlying business performance, facilitate a comparison of our operating performance on a consistent basis from period-to-period and provide for a more complete understanding of factors and trends affecting our business. We also use adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as the basis of our MIP.

We define adjusted EBITDA as consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance. Because adjusted EBITDA omits non-cash items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and is more reflective of other factors that affect our operating performance.

We define adjusted net income as consolidated net income (loss), adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance.

Purchase Accounting

All of the outstanding capital stock of Restoration Hardware, Inc. was acquired on June 16, 2008, by Home Holdings, which we refer to as the "Acquisition," through a transaction that was accounted for under Statement of Financial Accounting Standards 141, "Business Combinations." The purchase price was allocated to state our assets and liabilities at fair value, which took into account work performed by an independent third-party valuation firm. The allocation of the purchase price had the net effect of reducing the carrying amount of inventory by $47.9 million, increasing property and equipment by $17.6 million and increasing amortizable intangible assets by $55.7 million. The $47.9 million decrease in inventory value was due to the prevailing adverse economic situation at the date of the Acquisition and the application of a market participant approach to the valuation of inventory on hand. Such decrease was amortized to cost of goods sold over approximately nine months and resulted in increased gross profit during fiscal 2009. We are depreciating the $17.6 million increase in property and equipment over the useful life of each asset, which has had the effect of reducing gross profit and increasing selling, general and administrative expenses subsequent to the Acquisition. The $55.7 million increase in amortizable intangible assets is being amortized over the remaining life of each asset and has had the effect of reducing gross profit and increasing selling, general and administrative expenses subsequent to the Acquisition. We also recorded intangible assets with an indefinite life, which consisted of goodwill and trademarks, at their fair values of $122.3 million and $47.1 million, respectively.

The following table summarizes the financial impact of purchase accounting adjustments on gross profit and selling, general and administrative expenses in dollars, and as a percentage of net revenues, in fiscal 2012, fiscal 2011 and fiscal 2010:

	Year Ended					
	February 2, 2013		January 28, 2012		January 29, 2011	
	(dollars in thousands)					
Net revenues	$1,193,046	100%	$958,084	100%	$ 772,752	100%
Gross profit increase (decrease)						
Depreciation related to step up of property and equipment	$ (1,253)	(0.1)%	$ (1,783)	(0.2)%	$ (3,076)	(0.4)%
Amortization of intangible related to net fair value of leases	(879)	(0.1)%	(1,507)	(0.1)%	(1,975)	(0.3)%
	$ (2,132)	(0.2)%	$ (3,290)	(0.3)%	$ (5,051)	(0.7)%
Selling general and administrative increase (decrease)						
Amortization of intangible related to core technologies	$ 1,316	0.1%	$ 1,316	0.1%	$ 1,316	0.2%
Depreciation related to step up of property and equipment	—	— %	—	— %	150	— %
Amortization of intangible related to net fair value of leases	(9)	— %	(21)	— %	140	— %
	$ 1,307	0.1%	$ 1,295	0.1%	$ 1,606	0.2%

Basis of Presentation and Results of Operations

On November 7, 2012, Restoration Hardware Holdings, Inc. completed an initial public offering and acquired all of the outstanding shares of capital stock of Restoration Hardware, Inc. In connection with the initial public offering, common stock of Restoration Hardware Holdings, Inc. was issued in replacement of prior unit awards under the Team Resto Ownership Plan. These transactions are referred to as the "Reorganization." Prior to the Reorganization, Restoration Hardware Holdings, Inc. had not engaged in any business or other activities except in connection with its formation and the Reorganization. Accordingly, all financial and other information herein relating to periods prior to the completion of the Reorganization is that of Restoration Hardware, Inc.

The following table sets forth our statement of operations and other financial and operating data.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
	(dollars in thousands, excluding per square foot store data)		
Statement of Operations Data:			
Net revenues	$1,193,046	$958,084	$772,752
Cost of goods sold	756,597	601,735	501,132
Gross profit	436,449	356,349	271,620
Selling, general and administrative expenses	505,485	329,506	274,836
Income (loss) from operations	(69,036)	26,843	(3,216)
Interest expense	(5,776)	(5,134)	(3,150)
Income (loss) before income taxes	(74,812)	21,709	(6,366)
Income tax expense (benefit)	(62,023)	1,121	685
Net income (loss)	$ (12,789)	$ 20,588	$ (7,051)
Other Financial and Operating Data:			
Growth in net revenues:			
Stores [1]	20%	22%	15%
Direct	30%	27%	37%
Total	25%	24%	24%
Retail [2]:			
Comparable store sales change [3]	28%	25%	19%
Retail stores open at beginning of period	74	91	95
Stores opened	5	5	4
Stores closed	8	22	8
Retail stores open at end of period	71	74	91
Total leased square footage at end of period (in thousands)	768	808	970
Total leased selling square footage at end of period (in thousands) [4]	501	516	613
Retail sales per leased selling square foot [5]	$ 1,143	$ 846	$ 635
Direct:			
Catalogs circulated (in thousands) [6]	32,712	26,052	46,507
Catalog pages circulated (in millions) [6]	16,029	8,848	6,260
Direct as a percentage of net revenues [7]	46%	44%	43%
Capital expenditures	$ 49,058	$ 25,593	$ 39,907
Adjusted net income [8]	$ 37,739	$ 26,451	$ 3,025

(1) Stores data represents retail stores plus outlet stores. Net revenues for outlet stores for fiscal 2012, fiscal 2011 and fiscal 2010 were $54.3 million, $43.9 million and $31.2 million, respectively.

(2) Retail data has been calculated based upon retail stores, which includes our Baby & Child stores, and exclude outlet stores.

(3) Comparable store sales have been calculated based upon retail stores that were open at least fourteen full months as of the end of the reporting period and did not change square footage by more than 20% between periods. If a store is closed for seven days during a month, that month will be excluded from comparable store sales. Comparable store net revenues exclude revenues from outlet stores. Because fiscal 2012 was a 53-week year, comparable store sales percentage for fiscal 2012 excludes that extra week of sales.
(4) Leased selling square footage is retail space at our stores used to sell our products. Leased selling square footage excludes backrooms at retail stores used for storage office space or similar matters. Leased selling square footage excludes exterior sales space located outside a store, such as courtyards, gardens and rooftops. Leased selling square footage includes approximately 4,500 square feet related to one owned store location.
(5) Retail sales per leased selling square foot is calculated by dividing total net revenues for all retail stores, comparable and non-comparable, by the average leased selling square footage for the period.
(6) The catalogs and catalog pages circulated from period to period do not take into account different page sizes per catalog distributed. Page sizes and page counts vary for different catalog mailings and we sometimes mail different versions of a catalog at the same time. Accordingly, period to period comparisons of catalogs circulated and catalog pages circulated do not take these variations into account.
(7) Direct revenues include sales through our catalogs and websites.
(8) Adjusted net income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income as consolidated net income (loss), adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance. Adjusted net income is included in this Form 10-K because management believes that adjusted net income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of actual results on a comparable basis with historical results. Our management uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to adjusted net income for the periods indicated below.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Net income (loss)	$(12,789)	$ 20,588	$(7,051)
Adjustments pre-tax:			
Management and board fees [a]	4,258	10,715	4,793
Non-cash and other one-time compensation [b]	115,055	6,350	—
Terminated operations [c]	—	1,580	352
Severance and other transaction costs [d]	—	621	1,797
Impairment of long-lived assets [e]	—	—	2,115
Lease termination costs [f]	(386)	3,110	—
Non-capitalized IPO costs [g]	—	—	2,351
Special committee investigation and remediation [h]	4,778	—	—
Initial public offering costs [i]	10,755	—	—
Anti-dumping exposure [j]	3,250	—	—
Subtotal adjusted items	137,710	22,376	11,408
Impact of income tax items [k]	(87,182)	(16,513)	(1,332)
Adjusted net income	$ 37,739	$ 26,451	$ 3,025

(a) Includes fees and expenses paid in accordance with our management services agreement with Home Holdings, as well as fees and expense reimbursements paid to our board of directors prior to the initial public offering.
(b) The fourth quarter of fiscal 2012 includes a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, as well as a non-cash compensation charge of $23.1 million related

Form 10-K

to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman. The third quarter of fiscal 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Gary Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units. Mr. Friedman served as our Chairman and Co-Chief Executive Officer at the time of such loan repayment.

(c) Includes costs related to the restructuring of our Shanghai office location.

(d) Generally includes executive severance and other related costs.

(e) Includes costs related to impairment of long-lived assets related to our retail store operations.

(f) Includes lease termination costs for retail stores that were closed prior to their respective lease termination dates. The lease termination amount in fiscal 2012 includes changes in estimates regarding liabilities for future lease payments for closed stores.

(g) Represents costs related to our efforts to pursue an initial public offering.

(h) Represents legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to our former Chairman and Co-Chief Executive Officer, Gary Friedman, and our subsequent remedial actions.

(i) Represents costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million.

(j) Represents expense incurred as a result of increased tariff obligations of one of our foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011.

(k) As of the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods provided assurance that our future tax benefits more likely than not would be realized. Accordingly, in fiscal 2012, we released all of our U.S. valuation allowance against net deferred tax assets. In addition, income tax items exclude the tax benefit related to the resolution of our Canada Revenue Agency examination in fiscal 2012, exclude the tax benefit from the utilization of federal and state net operating losses, and assume a normalized tax rate of 40% for all periods.

The following table sets forth our consolidated statement of operations data as a percentage of total revenues.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Statement of Operations Data:			
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	63.4	62.8	64.9
Gross profit	36.6	37.2	35.1
Selling, general and administrative expenses	42.4	34.4	35.5
Income (loss) from operations	(5.8)	2.8	(0.4)
Interest expense	(0.5)	(0.5)	(0.4)
Income (loss) before income taxes	(6.3)	2.3	(0.8)
Income tax expense (benefit)	(5.2)	0.1	0.1
Net income (loss)	(1.1)%	2.2%	(0.9)%

We operate a fully integrated distribution model through our stores, catalogs and websites. The following table shows a summary of our Stores revenues, which include all sales for orders placed in retail stores as well as sales through outlet stores, and our Direct revenues which include sales through our catalogs and websites.

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)		
Stores	$ 643,306	$534,411	$438,463
Direct	549,740	423,673	334,289
Net revenues	$1,193,046	$958,084	$772,752

Fiscal 2012 Compared to Fiscal 2011

Net revenues

Net revenues increased $234.9 million, or 24.5%, to $1,193.0 million in fiscal 2012 compared to $958.1 million in fiscal 2011. We had 71 and 74 retail stores open at February 2, 2013 and January 28, 2012, respectively. Stores sales increased $108.9 million, or 20.4%, to $643.3 million in fiscal 2012 compared to $534.4 million in fiscal 2011 due in large part to our comparable store sales increase of 28% in fiscal 2012 compared to fiscal 2011, partially offset by having fewer stores open during fiscal 2012 compared to fiscal 2011. Direct sales increased $126.0 million, or 29.8%, to $549.7 million in fiscal 2012 compared to $423.7 million in fiscal 2011. We believe that the increase in both comparable store and direct sales was due primarily to our customers' favorable reaction to our merchandise assortment, including the expansion of existing product categories, new product categories, and an increase in catalog pages circulated.

Gross profit

Gross profit increased $80.1 million, or 22.5%, to $436.4 million in fiscal 2012 from $356.3 million in fiscal 2011. As a percentage of net revenues, gross margin decreased 0.6% to 36.6% of net revenues in fiscal 2012 from 37.2% of net revenues in fiscal 2011.

In fiscal 2012, we incurred a $3.3 million charge related to increased tariff obligations of one of our foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011. Excluding the impact associated with this obligation, gross margin decreased 0.3% to 36.9% of net revenues in fiscal 2012 from 37.2% in fiscal 2011. This decrease was primarily driven by changes in product mix, strategic pricing on new product introductions and increased promotional activity. In addition, gross margin decreased due to increased freight costs resulting from a higher percentage of furniture sales during the period, as furniture deliveries require greater shipping costs than our other products. These decreases in gross margins as a percentage of net revenues were partially offset by improvement in occupancy costs from improved leverage on the fixed portion of our store and distribution center occupancy costs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $176.0 million, or 53.4%, to $505.5 million in fiscal 2012 compared to $329.5 million in fiscal 2011. Selling, general and administrative expenses for fiscal 2012 included (i) a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization and initial public offering, (ii) a $23.1 million non-cash compensation charge related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman in connection with the Reorganization and initial public offering, (iii) $10.8 million of costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to

employees of $1.3 million, and (iv) $4.8 million of legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to Mr. Friedman and our subsequent remedial actions. Selling, general and administrative expenses for fiscal 2011 included a $6.4 million non-cash compensation charge related to the repayment of loans to Mr. Friedman from Home Holdings through the reclassification by Home Holdings of certain pre-Reorganization ownership units in Home Holdings held by Mr. Friedman at that time.

The increase in selling, general and administrative expenses, excluding the one-time and non-cash compensation items mentioned above, was primarily related to advertising and marketing costs associated with increased catalog circulation, an increase in employment costs, an increase in credit card fees increased due to growth in revenues and an increase in occupancy costs.

Excluding the one-time and non-cash compensations items mentioned above, selling, general and administrative expenses were 31.8% of net revenues in fiscal 2012 compared to 33.7% of net revenues in fiscal 2011. The improvement in selling, general and administrative expenses as a percentage of net revenues was primarily driven by reductions in employment costs, professional fees and occupancy costs, in each case as a percentage of net revenues, due to leverage on the fixed portion of these expenses. These reductions were partially offset by an increase in advertising and marketing costs associated with increased catalog circulation.

Interest expense

Interest expense was $5.8 million in fiscal 2012 compared to $5.1 million in fiscal 2011. This increase was primarily due to the higher interest rate under the modified revolving line of credit agreement entered into in August 2011, higher borrowings under the revolving line of credit, as well as interest related to the term loan entered into in January 2012.

Income tax expense (benefit)

Income tax benefit increased $63.1 million to a $62.0 million benefit in fiscal 2012 compared to an expense of $1.1 million in fiscal 2011. Our effective tax rate was 82.9% in fiscal 2012 compared to 5.2% in fiscal 2011. The increase in the tax benefit was primarily attributable to the reversal of the U.S. valuation allowance against our net deferred tax assets, resulting in a $57.2 million benefit in our provision for income taxes. By the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent differences) for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods, provided assurance that our future tax benefits are more likely than not to be realized. Accordingly, in the fourth quarter of fiscal 2012, we released all of our U.S. valuation allowance against net deferred tax assets.

Fiscal 2011 Compared to Fiscal 2010

The following table summarizes the financial impact of purchase accounting adjustments on gross profit and selling, general and administrative expenses in dollars, and as a percentage of net revenues, for fiscal 2011 and fiscal 2010:

	Fiscal Year Ended					
	January 28, 2012		January 29, 2011		Increase (Decrease)	
	(dollars in thousands)					
Net revenues	$958,084	100.0%	$772,752	100.0%	$185,332	
Gross profit excluding purchase accounting adjustments	$359,639	37.5%	$276,671	35.8%	$ 82,968	1.7%
Decrease in gross profit from purchase accounting adjustments	(3,290)	(0.3)%	(5,051)	(0.7)%	1,761	0.4%
Gross profit	$356,349	37.2%	$271,620	35.1%	$ 84,729	2.1%
Selling, general and administrative expenses excluding purchase accounting adjustments	$328,211	34.3%	$273,230	35.3%	$ 54,981	(1.0)%
Increase in selling, general and administrative expenses from purchase accounting adjustments	1,295	0.1%	1,606	0.2%	(311)	(0.1)%
Selling, general and administrative expenses	$329,506	34.4%	$274,836	35.5%	$ 54,670	(1.1)%

Net revenues

Net revenues increased $185.3 million, or 24.0%, to $958.1 million in fiscal 2011 compared to $772.8 million in fiscal 2010. We had 74 and 91 retail stores open at January 28, 2012, and January 29, 2011, respectively. This decrease in the number of retail stores was part of our strategy to consolidate stores in markets where we open new Full Line Design Galleries and to close stores that do not meet our profitability objectives. In fiscal 2011, we opened five stores and closed 22 stores. Of the 22 closed stores, 16 were closed at the expiration of the lease, while six were closed prior to the expiration of the lease. We incurred charges of $3.1 million related to the early closures. Stores sales increased $95.9 million, or 21.9%, to $534.4 million in fiscal 2011 compared to $438.5 million in fiscal 2010 due in large part to our comparable store sales increase of 25% in fiscal 2011 compared to fiscal 2010. Direct sales increased $89.4 million, or 26.7%, to $423.7 million in fiscal 2011 compared to $334.3 million in fiscal 2010. We believe that the increase in both comparable store and direct sales was due primarily to our customers' favorable reaction to our merchandise assortment, including expansions of existing product categories and new product categories, an increase in circulated catalog pages and positive customer reaction to our new Design Gallery format.

Gross profit

Gross profit increased $84.7 million, or 31.2%, to $356.3 million in fiscal 2011 from $271.6 million in fiscal 2010. As a percentage of net revenues, gross margin increased 2.1%, to 37.2% of net revenues in fiscal 2011 from 35.1% of net revenues in fiscal 2010. Gross profit in fiscal 2011 included $3.3 million of unfavorable gross profit impact due to purchase accounting compared to $5.1 million of unfavorable gross profit impact due to purchase accounting in fiscal 2010.

Excluding the impact of purchase accounting, gross margin increased 1.7%. This increase was primarily driven by an improvement in occupancy costs achieved due to improved leverage on the fixed portion of our store and distribution center occupancy costs, partially offset by one-time costs associated with the opening of a new distribution center during fiscal 2011. The overall increase in gross margin was also partially offset by higher freight costs due to a change in shipping rates charged to customers as we moved to flat rate shipping fees and experienced a higher percentage of furniture sales, which incurs greater shipping costs than our other products, and due to increased promotional activity.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $54.7 million, or 19.9%, to $329.5 million in fiscal 2011 compared to $274.8 million in fiscal 2010. Selling, general and administrative expenses in fiscal 2011 included $1.3 million of unfavorable impact due to purchase accounting compared to $1.6 million of unfavorable impact due to purchase accounting in fiscal 2010. Excluding the effect of purchase accounting adjustments, the increase in selling, general and administrative expenses was primarily related to an increase in employment costs associated with the growth of our operations, a $6.4 million compensation charge related to the repayment of loans between Mr. Friedman and Home Holdings via the reclassification by Home Holdings of Mr. Friedman's pre-Reorganization ownership units, an increase in advertising and marketing costs associated with increased circulated catalog pages, an increase in management fees to Catterton, Tower Three and Glenhill and an increase in credit cards fees due to the growth in sales revenues. During fiscal 2011, we closed four retail store locations in advance of the related lease termination dates resulting in a charge of $3.2 million. In addition, in fiscal 2011 we recorded a $1.6 million restructuring charge associated with our Shanghai office, increased travel-related expenses and an increase in retail store pre-opening expenses.

Selling, general and administrative expenses were 34.4% of net revenues in fiscal 2011 compared to 35.5% of net revenues in fiscal 2010. Selling, general and administrative expenses as a percentage of net revenues included 0.1% of unfavorable impact of purchase accounting in fiscal 2011 compared to 0.2% of unfavorable impact of purchase accounting in fiscal 2010. The improvement in selling, general and administrative expenses excluding the effect of purchase accounting adjustments was driven largely by increased net revenues during fiscal 2011 compared to fiscal 2010, which resulted in a reduction of employment costs, a reduction in advertising and marketing costs, as well as a reduction in professional fees, in each case as a percentage of net revenues. These reductions were partially offset by an increase in costs as a percentage of net revenues related to corporate office costs, due in part to the restructuring charge associated with our Shanghai office and pre-opening expenses related to new retail store locations we opened in fiscal 2011, as well as an increase in occupancy expense as a percentage of net revenues primarily related to the closure of four retail store locations prior to the related lease termination dates.

Interest expense

Interest expense increased $1.9 million to $5.1 million in fiscal 2011 compared to $3.2 million in fiscal 2010. This increase was primarily due to the higher interest rate under the modified revolving line of credit agreement entered into in August 2011, as well as an increase in the amount of borrowings under the revolving line of credit in fiscal 2011 as compared to fiscal 2010 primarily due to increased inventory levels.

Income tax expense

Income tax expense increased $0.4 million to $1.1 million in fiscal 2011 compared to $0.7 million in fiscal 2010. Our effective tax rate was 5.2% for fiscal 2011 compared to (10.8)% for fiscal 2010. The increase in our tax expense was primarily due to an increase in taxable income for state and foreign jurisdictions. The state taxable income was primarily generated as a result of certain states disallowing the utilization of net operating loss carryovers.

Quarterly Results and Seasonality

The following table sets forth our historical quarterly consolidated statements of income for each of the last eight fiscal quarters ended through February 2, 2013. This quarterly information has been prepared on the same basis as our annual audited financial statements and includes all adjustments that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our consolidated financial statements and the related notes included in *Item 8—Financial Statements and Supplementary Data.*

In the third quarter of fiscal 2012, we changed our accounting policy for recognizing stock-based compensation expense which has been applied retrospectively to the periods presented below. See footnote 1 to the table below for further detail.

Our business is seasonal and we have historically realized a higher portion of our net revenues and net income in the second and fourth fiscal quarters due primarily to the outdoor selling season in the second fiscal quarter and the holiday selling season in the fourth fiscal quarter. Working capital requirements are typically higher in the first and third fiscal quarters due to inventory-related working capital requirements in advance of the outdoor selling season and the holiday selling season. During these peak periods of working capital requirements, we have historically increased our borrowings under the Restoration Hardware, Inc. revolving line of credit. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

	Fiscal 2011				Fiscal 2012			
	First Quarter	Second Quarter	Third Quarter [1]	Fourth Quarter	First Quarter	Second Quarter [2]	Third Quarter [2]	Fourth Quarter [3]
	(dollars in thousands)							
Net revenues	$184,760	$235,623	$232,459	$305,242	$217,914	$292,906	$284,171	$398,055
Cost of goods sold	121,576	144,377	148,066	187,716	142,646	178,779	182,291	252,881
Gross profit	63,184	91,246	84,393	117,526	75,268	114,127	101,880	145,174
Selling, general, and administrative expenses [4]	68,707	81,688	88,496	90,615	77,365	94,465	99,886	233,769
Income (loss) from operations	(5,523)	9,558	(4,103)	26,911	(2,097)	19,662	1,994	(88,595)
Interest expense	(899)	(989)	(1,598)	(1,648)	(1,575)	(1,479)	(1,544)	(1,178)
Income (loss) before income taxes	(6,422)	8,569	(5,701)	25,263	(3,672)	18,183	450	(89,773)
Income tax expense (benefit)	(204)	987	(871)	1,209	56	567	(1,235)	(61,411)
Net income (loss)	$ (6,218)	$ 7,582	$ (4,830)	$ 24,054	$ (3,728)	$ 17,616	$ 1,685	$ (28,362)
Adjusted EBITDA [5]	$ 5,333	$ 22,414	$ 11,102	$ 41,305	$ 6,159	$ 28,738	$ 12,973	$ 48,701
Adjusted net income (loss) [6]	$ (2,118)	$ 8,003	$ 1,076	$ 19,490	$ (1,324)	$ 12,245	$ 2,662	$ 24,156
Comparable store sales [7]	25%	17%	36%	22%	26%	31%	29%	26%

(1) The third quarter of fiscal 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Gary Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units. Mr. Friedman served as our Chairman and Co-Chief Executive Officer at the time of such loan repayment.

(2) The second and third quarters of fiscal 2012 include $2.0 million and $2.8 million, respectively, of legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to our former Chairman and Co-Chief Executive Officer, Gary Friedman, and our subsequent remedial actions.

(3) The fourth quarter of fiscal 2012 includes (i) a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, (ii) a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman, (iii) costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million and (iv) $3.3 million incurred as a result of increased tariff obligations of one of our foreign suppliers following the U.S. Department of

Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011. In addition, as of the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent differences) for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods, provided assurance that our future tax benefits more likely than not would be realized. Accordingly, in the fourth fiscal quarter of 2012, we released all of our U.S. valuation allowance of $57.2 million against net deferred tax assets.

(4) In the third quarter of fiscal 2012, we changed our policy for recognizing stock-based compensation expense from the graded method of accounting to the straight-line method of accounting for our pre-Reorganization time-based units (or service-only awards). This change in accounting had the same impact on our selling, general and administrative expenses and net income (loss) for all periods presented. The table below presents the impact to our net income (loss) as a result of this change in accounting policy. See Note 3—*Change in Accounting Principle—Stock-Based Compensation* to our audited consolidated financial statements.

	Fiscal 2011				Fiscal 2012	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands)					
Net income (loss)—as reported	$(6,327)	$7,467	$(4,857)	$24,058	$(3,764)	$17,753
Change in accounting policy adjustment	109	115	27	(4)	36	(137)
Net income (loss)—as revised	$(6,218)	$7,582	$(4,830)	$24,054	$(3,728)	$17,616

(5) The following table presents a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to EBITDA and adjusted EBITDA for the periods indicated below. For further discussion of the use of EBITDA and adjusted EBITDA, see footnote 10 to the table included in "Selected Historical Consolidated Financial and Operating Data."

	Fiscal 2011				Fiscal 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)							
Net income (loss)	$(6,218)	$ 7,582	$ (4,830)	$24,054	$(3,728)	$17,616	$ 1,685	$ (28,362)
Depreciation and amortization	7,386	7,597	7,373	6,830	6,424	6,468	6,593	7,263
Interest expense	899	989	1,598	1,648	1,575	1,479	1,544	1,178
Income tax expense (benefit)	(204)	987	(871)	1,209	56	567	(1,235)	(61,411)
EBITDA	1,863	17,155	3,270	33,741	4,327	26,130	8,587	(81,332)
Management and board fees [(a)]	1,198	1,198	1,149	7,170	889	1,198	1,198	973
Non-cash and other one-time compensation [(b)]	389	487	6,687	344	387	351	364	115,055
Terminated operations [(c)]	1,666	—	14	(100)	—	—	—	—
Severance and other related costs [(d)]	28	—	443	150	—	—	—	—
Lease termination costs [(e)]	—	3,571	(461)	—	575	(961)	—	—
Special committee investigation [(f)]	—	—	—	—	—	1,989	2,789	—
Initial public offering costs [(g)]	—	—	—	—	—	—	—	10,755
Anti-dumping exposure [(h)]	—	—	—	—	—	—	—	3,250
Other adjustments allowable under our agreements with our stockholders [(i)]	189	3	—	—	(19)	31	35	—
Adjusted EBITDA	$ 5,333	$22,414	$11,102	$41,305	$ 6,159	$28,738	$12,973	$ 48,701

(a) Includes fees and expenses paid in accordance with our management services agreement with Home Holdings, as well as fees and expense reimbursements paid to our board of directors prior to the initial public offering.
(b) The fourth quarter of fiscal 2012 includes a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, as well as a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman. The third quarter of fiscal 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Gary Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units. Mr. Friedman served as our Chairman and Co-Chief Executive Officer at the time of such loan repayment. In addition, amounts include stock-based compensation expense incurred prior to the initial public offering.
(c) Includes costs related to the restructuring of our Shanghai office location.
(d) Generally includes executive severance and other related costs.
(e) Includes lease termination costs for retail stores that were closed prior to their respective lease termination dates. The lease termination amounts in the third quarter of fiscal 2011 and the first and second quarters of fiscal 2012 include changes in estimates regarding liabilities for future lease payments for closed stores.
(f) Represents legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to our former Chairman and Co-Chief Executive Officer, Gary Friedman, and our subsequent remedial actions.
(g) Represents costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million.
(h) Represents expense incurred as a result of increased tariff obligations of one of our foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011.
(i) Represents items which management believes are not indicative of our ongoing operating performance. The second quarter of fiscal 2011 adjustments include consulting fees related to organizational matters. The fourth quarter of fiscal 2010 and the first quarter of fiscal 2011 include state franchise tax amounts. All periods include foreign exchange gains and losses.

(6) Adjusted net income (loss) is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income as consolidated net income (loss), adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance. Adjusted net income (loss) is included in this Form 10-K because management believes that adjusted net income (loss) provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of actual results on a comparable basis with historical results. Our management uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to adjusted net income (loss) for the periods indicated below.

	Fiscal 2011				Fiscal 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)							
Net income (loss)	$(6,218)	$ 7,582	$(4,830)	$ 24,054	$(3,728)	$17,616	$ 1,685	$ (28,362)
Adjustments pre-tax:								
Management and board fees (j)	1,198	1,198	1,149	7,170	889	1,198	1,198	973
Non-cash and other one-time compensation (k)	—	—	6,350	—	—	—	—	115,055
Terminated operations (l)	1,666	—	14	(100)	—	—	—	—
Severance and other related costs (m)	28	—	443	150	—	—	—	—
Lease termination costs (n)	—	3,571	(461)	—	575	(961)	—	—
Special committee investigation (o)	—	—	—	—	—	1,989	2,789	—
Initial public offering costs (p)	—	—	—	—	—	—	—	10,755
Anti-dumping exposure (q)	—	—	—	—	—	—	—	3,250
Subtotal adjusted items	2,892	4,769	7,495	7,220	1,464	2,226	3,987	130,033
Impact of income tax items (r)	1,208	(4,348)	(1,589)	(11,784)	940	(7,597)	(3,010)	(77,515)
Adjusted net income (loss)	$(2,118)	$ 8,003	$ 1,076	$ 19,490	$(1,324)	$12,245	$ 2,662	$ 24,156

(j) Includes fees and expenses paid in accordance with our management services agreement with Home Holdings, as well as fees and expense reimbursements paid to our board of directors prior to the initial public offering.

(k) The fourth quarter of fiscal 2012 includes a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, as well as a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman. The third quarter of fiscal 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Gary Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units. Mr. Friedman served as our Chairman and Co-Chief Executive Officer at the time of such loan repayment.

(l) Includes costs related to the restructuring of our Shanghai office location.

(m) Generally includes executive severance and other related costs.

(n) Includes lease termination costs for retail stores that were closed prior to their respective lease termination dates. The lease termination amounts in the third quarter of fiscal 2011 and the first and second quarters of fiscal 2012 include changes in estimates regarding liabilities for future lease payments for closed stores.
(o) Represents legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to our former Chairman and Co-Chief Executive Officer, Gary Friedman, and our subsequent remedial actions.
(p) Represents costs incurred in connection with our initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with our management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million.
(q) Represents expense incurred as a result of increased tariff obligations of one of our foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011.
(r) As of the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods provided assurance that our future tax benefits more likely than not would be realized. Accordingly, in the fourth quarter of fiscal 2012, we released all of our U.S. valuation allowance against net deferred tax assets. In addition, income tax items exclude the tax benefit related to the resolution of our Canada Revenue Agency examination in the third quarter of fiscal 2012, exclude the tax benefit from the utilization of federal and state net operating losses, and assume a normalized tax rate of 40% for all periods.

(7) Comparable store sales have been calculated based upon retail stores that were open at least fourteen full months as of the end of the reporting period and did not change square footage by more than 20% between periods. If a store is closed for seven days during a month, that month will be excluded from comparable store sales. Comparable store net revenues exclude revenues from outlet stores. Because the fourth quarter of fiscal 2012 was a 14-week quarter, comparable store sales percentage for fourth quarter of fiscal 2012 excludes the extra week of sales.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations and the revolving line of credit as our primary sources of liquidity. Our primary cash needs are for merchandise inventories, Source Books and other catalogs, payroll, store rent, capital expenditures associated with opening new stores and updating existing stores, as well as infrastructure and information technology. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts receivable, accounts payable and other current liabilities. Our working capital is seasonal as a result of building inventory and paying for catalog costs for the key selling seasons, and as a result, our borrowings are generally higher during these periods when compared to the rest of our fiscal year. Our borrowings generally increase in our first fiscal quarter as we prepare for the outdoor selling season, which is in our second fiscal quarter, and they generally increase in the third fiscal quarter as we prepare for the holiday selling season, which is in our fourth fiscal quarter. We believe that cash expected to be generated from operations, and borrowing availability under the revolving line of credit or other financing arrangements, will be sufficient to meet working capital requirements, anticipated capital expenditures and payments due under our revolving line of credit for at least the next 12 – 24 months. Our investments in capital expenditures for fiscal 2012 totaled $49 million, of which $28 million was for construction of new stores and $21 million was for our infrastructure, including supply chain, information technology and renovations to our corporate headquarters. We expect to have capital expenditures of approximately $95 million to $100 million in fiscal 2013, primarily related to our efforts to continue our growth and expansion, including construction of Full Line Design Galleries and infrastructure investments.

Cash Flow Analysis

A summary of operating, investing, and financing activities is shown in the following table:

	Year Ended		
	February 2, 2013	**January 28, 2012**	**January 29, 2011**
		(in thousands)	
Provided by (used in) operating activities	$ (3,864)	$ 17,121	$(11,810)
Used in investing activities	(49,368)	(25,593)	(39,907)
Provided by financing activities	53,052	3,371	51,601
Increase (decrease) in cash and cash equivalents	(158)	(4,852)	178
Cash and cash equivalents at end of period	8,354	8,512	13,364

Net Cash Used In Operating Activities

Cash from operating activities consists primarily of net income (loss) adjusted for non-cash items including depreciation and amortization, stock-based compensation and the effect of changes in working capital and other activities.

For fiscal 2012, net cash used in operating activities was $3.9 million and consisted of an increase in working capital and other activities of $73.0 million and a net loss of $12.8 million, offset by non-cash items of $81.9 million. Non-cash items of $81.9 million include a $92.0 million compensation charge related to equity activity at the time of the Reorganization, a compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman subsequent to the Reorganization and depreciation and amortization of $26.7 million, offset by the release of our U.S. valuation allowance in fiscal 2012 of $57.2 million and a decrease in our non-cash income tax adjustments of $4.7 million. The increase in working capital and other activities consisted primarily of increases in inventory of $107.5 million as part of our strategy to improve our inventory position to meet demand levels, prepaid expenses of $24.5 million primarily due to an increase in catalog costs associated with the Source Book strategy and accounts receivable of $5.3 million due to timing of payments received related to our credit card receivables. These uses of cash from working capital components were partially offset by increases in accrued liabilities and accounts payable of $36.2 million primarily due to timing of payments, increases in deferred revenue and customer deposits of $16.2 million due to the timing of shipments made at fiscal year end, as well as increases in deferred rent and lease incentives of $10.9 million primarily due to entering into new lease agreements for Full Line Design Gallery locations.

For fiscal 2011, net cash provided by operating activities was $17.1 million and consisted of net income of $20.6 million and non-cash items of $48.6 million, offset by an increase in working capital and other activities of $52.1 million. Non-cash items of $48.6 million include expenses of $6.4 million related to the repayment of the executive loan by Mr. Friedman and $6.0 million for the management fee to the Principal Equity Holders, both incurred by Home Holdings on our behalf and reflected as capital contributions. The increase in working capital and other activities consisted primarily of increases in inventory of $39.5 million in anticipation of future demand and as a result of the increased capacity due to opening a new distribution center in fiscal 2011, prepaid expenses of $36.4 million primarily due to an increase in catalog costs associated with the Source Book strategy and accounts receivable of $7.3 million due to timing of payments received related to our credit card receivables. These uses of cash from working capital components were offset by sources of cash from increases in accrued liabilities and accounts payable of $14.4 million primarily due to timing of payments, increases in deferred revenue and customer deposits of $11.4 million due to the timing of shipments made at fiscal year end, as well as increases in other current liabilities of $3.9 million primarily due to an increase in gift certificate-related liabilities.

For fiscal 2010, net cash used in operating activities was $11.8 million and consisted of an increase in working capital and other activities of $39.0 million, and a net loss of $7.1 million partially offset by non-cash expenses included in the net loss of $34.3 million. Working capital and other activities consisted primarily of increases in inventory of $57.1 million, partially offset by increases in deferred rent and lease incentives of $8.6 million, accrued liabilities and accounts payable of $5.5 million primarily due to timing of payments, other

current liabilities of $3.4 million primarily due to an increase in gift certificate related liabilities and deferred revenue and customer deposits of $2.5 million primarily due to an increase in special orders as well as timing of shipments made at period end.

Net Cash Used In Investing Activities

Investing activities consist primarily of investments in capital expenditures related to new store openings and improvements and in supply chain and systems infrastructure.

For fiscal 2012, net cash used in investing activities was $49.4 million primarily as a result of investments in new stores of $27.8 million and investment in supply chain and systems infrastructure of $21.3 million and the purchase of a new domain name for $0.3 million.

For fiscal 2011, capital expenditures were $25.6 million as a result of investments in new stores of $15.7 million and investment in supply chain and systems infrastructure of $9.9 million.

For fiscal 2010, capital expenditures were $39.9 million as a result of investments in approximately 80 Gallery store conversions of $21.2 million, new stores of $11.0 million and investment in supply chain and systems infrastructure of $7.7 million.

Net Cash Provided By Financing Activities

Financing activities consist primarily of borrowings and repayments related to the revolving line of credit, term loan and capital contributions.

For fiscal 2012, net cash provided by financing activities was $53.1 million primarily due to the issuance of common stock which generated proceeds of $106.8 million, partially offset by issuance costs of $9.1 million. This overall increase in cash provided by the initial public offering was partially offset by net repayments under the revolving line of credit of $25.0 million, the repayment in full of the term loan of $15.0 million and payments on capital lease obligations of $4.2 million.

For fiscal 2011, net cash provided by financing activities was $3.4 million primarily due to entering into an amendment to Restoration Hardware, Inc.'s credit agreement, for the purpose of incorporating a term loan facility for $15.0 million in January 2012. This increase is offset by net repayments under the revolving line of credit of $4.6 million, debt issuance costs related to the amended credit agreement and term loan of $2.8 million, as well as payments on capital lease obligations of $4.2 million.

For fiscal 2010, net cash provided by financing activities was $51.6 million primarily due to an increase in net borrowing under the revolving line of credit of $54.2 million resulting from an increase in inventory purchases made during the period. This overall increase in cash provided by financing activities was partially offset by payments on capital lease obligations of $2.6 million.

Revolving Line of Credit and Term Loan

In August 2011, Restoration Hardware, Inc., along with its Canadian subsidiary, Restoration Hardware Canada, Inc., entered into a credit agreement with Bank of America, N.A., as administrative agent, and certain other lenders. This credit agreement modified a previous facility under which Restoration Hardware, Inc. had a revolving line of credit for up to $190.0 million, as of July 30, 2011. As a result of the modification, the unamortized deferred financing fees of $0.2 million related to the previous line of credit on the date of the modification will be amortized over the life of the new revolving line of credit, which has a maturity date of August 3, 2016. Under the credit agreement, Restoration Hardware, Inc. has a revolving line of credit available of up to $417.5 million (following Restoration Hardware, Inc.'s exercise of the commitment increase option on November 1, 2012, as described below), of which $10.0 million is available to Restoration Hardware Canada, Inc. The credit agreement was further amended in January 2012 to add a $15.0 million term loan facility with a maturity date of July 6, 2015, which was repaid in full on November 7, 2012, as described below.

Under the credit agreement's commitment increase provision, Restoration Hardware, Inc. had the option to increase the amount of the revolving line of credit by up to an additional $100.0 million, provided that, among other things, the existing lenders or additional lenders agreed to participate in the increased loan commitments under the revolving line of credit, no default under the credit agreement then existed or would result from such increase and sufficient borrowing base collateral was available to support increased loan amounts. On November 1, 2012, Restoration Hardware, Inc. increased the amount of the revolving line of credit by $100.0 million pursuant to this commitment increase provision.

On November 7, 2012, Restoration Hardware, Inc. made payments of $75.7 million on its revolving line of credit and repaid its outstanding term loan of $15.0 million in full. Such payments were funded from the proceeds received as a result of our initial public offering. Upon the repayment of the term loan in full, we expensed the remaining debt issuance costs of $0.2 million related to the term loan.

The availability of credit at any given time under the revolving line of credit is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, eligible real estate, and, in the case of the term loan, registered trade names and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the revolving line of credit could be less than the stated amount of the revolving line of credit (as reduced by the actual borrowings and outstanding letters of credit under the revolving line of credit). All obligations under the credit agreement are secured by substantially all of Restoration Hardware, Inc.'s assets, including accounts receivable, inventory, intangible assets, property, equipment, goods and fixtures.

Borrowings under the revolving line of credit are subject to interest, at the borrowers' option, at either the bank's reference rate or LIBOR (or the BA Rate or the Canadian Prime Rate, as such terms are defined in the credit agreement, for Canadian borrowings denominated in Canadian dollars or the United States Index Rate or LIBOR for Canadian borrowings denominated in United States dollars) plus an applicable margin rate, in each case. The weighted-average interest rate for the revolving line of credit was 2.5% as of February 2, 2013.

As of February 2, 2013, $82.5 million was outstanding under the revolving line of credit. As of February 2, 2013, Restoration Hardware, Inc.'s undrawn borrowing availability under the revolving line of credit was $188.5 million and there were $19.5 million in outstanding letters of credit.

The credit agreement contains various restrictive covenants, including, among others, limitations on the ability to incur liens, make loans or other investments, incur additional debt, issue additional equity, merge or consolidate with or into another person, sell assets, pay dividends or make other distributions or enter into transactions with affiliates, along with other restrictions and limitations typical to credit agreements of this type and size. The credit agreement does not contain any significant financial or coverage ratio covenants unless the availability under the revolving line of credit is less than the greater of (i) $17.5 million and (ii) 10% of the lesser of (A) the aggregate maximum commitments under the revolving line of credit and (B) the domestic borrowing base. If the availability under the revolving line of credit is less than the foregoing amount, then Restoration Hardware, Inc. is required to maintain a consolidated fixed charge coverage ratio of at least one to one. Such ratio is approximately the ratio on the last day of each month on a trailing twelve-month basis of (a) (i) consolidated EBITDA (as defined in the agreement) minus (ii) capital expenditures, minus (iii) the income taxes paid in cash to (b) the sum of (i) debt service charges plus (ii) certain dividends and distributions paid. As of February 2, 2013, Restoration Hardware, Inc. was in compliance with all covenants, and if the availability under the revolving line of credit were less than the amount described above, Restoration Hardware, Inc. would have been in compliance with the consolidated fixed charge coverage ratio described in the previous sentence. The credit agreement requires a daily sweep of cash to prepay the loans under the credit agreement while (i) an event of default exists or (ii) the availability under the revolving line of credit for extensions of credit to Restoration Hardware, Inc. is less than the greater of (A) $20.0 million and (B) 15% of the lesser of the aggregate maximum commitments and the domestic borrowing base.

Contractual Obligations

We enter into long term contractual obligations and commitments, primarily debt obligations and non-cancelable operating leases, in the normal course of business. As of February 2, 2013, our contractual cash obligations over the next several periods were as follows:

	Payments Due by Period				
	Total	2013	2014–2015	2016–2017	Thereafter
			(in thousands)		
Revolving line of credit [1]	$ 82,501	$ —	$ —	$ 82,501	$ —
Other long-term obligations [2]	4,710	3,070	1,598	42	—
Operating leases [3]	472,836	62,343	103,056	83,042	224,395
Letters of credit	19,466	19,466	—	—	—
Total	$579,513	$84,879	$104,654	$165,585	$224,395

(1) Excludes estimated interest under the revolving line of credit. Interest costs for the revolving line of credit have been estimated based on interest rates in effect for our indebtedness as of February 2, 2013, as well as estimated borrowing levels in the future based upon planned inventory purchases. Actual borrowing levels and interest costs may differ. The revolving line of credit has a maturity date of August 3, 2016.

(2) Other long-term obligations consist of capital lease obligations.

(3) We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. Amounts above do not include estimated contingent rent due under operating leases of $1.5 million at February 2, 2013.

The liability of $1.8 million as of February 2, 2013, for unrecognized tax benefits associated with uncertain tax positions (see Note 10—*Income Taxes* to our audited consolidated financial statements) has not been included in the contractual obligations table above because we are not able to reasonably estimate when cash payments for these liabilities will occur or the amount by which these liabilities will increase or decrease over time.

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements as of February 2, 2013.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions and such differences could be material to the consolidated financial statements.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated

financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 4—*Significant Accounting Policies* to our audited consolidated financial statements.

Revenue Recognition

We recognize revenues and the related cost of goods sold when merchandise is received by our customers. Revenues from "cash-and-carry" store sales are recognized at the point of sale in the store. Revenues from direct-to-customer and home-delivered sales are recognized when the merchandise is delivered to the customer. Discounts provided to customers are accounted for as a reduction of sales.

We recognize shipping and handling fees as revenue when the merchandise is received by our customers. Costs of shipping and handling are included in cost of goods sold.

Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

We reserve for projected merchandise returns based on actual, historical experience and various other assumptions that we believe to be reasonable. Actual merchandise returns are monitored regularly and have not been materially different from the estimates recorded. Merchandise returns are granted for various reasons, including delays in product delivery, product quality issues, customer preference and other similar matters. Product returned often represents merchandise that can be resold. Amounts refunded to customers are generally made by issuing the same payment tender as used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve.

Gift Certificates and Merchandise Credits

We sell gift certificates and issue merchandise credits to our customers in our stores and through our websites and product catalogs. Such gift certificates and merchandise credits do not have expiration dates. Revenue associated with gift certificates and merchandise credits is deferred until either (i) redemption of the gift certificate and merchandise credits or (ii) when the likelihood of redemption is remote and there exists no legal obligation to remit the value of unredeemed gift certificates or merchandise credits to the relevant jurisdictions (breakage). The breakage rate is based on monitoring of certificates issued, actual certificate redemptions and our analysis of when we believe it is remote that redemptions will occur.

Redeemed gift certificates and merchandise credits are recorded in net revenues. The liability for unredeemed gift certificates and merchandise credits is reversed to selling, general and administrative expenses when it is determined that certificates will not be redeemed.

Merchandise Inventories

Our merchandise inventories are composed of finished goods and are carried at the lower of cost or market, with cost determined on a weighted-average cost method and market determined based on the estimated net realizable value. To determine if the value of inventory should be marked down below original cost, we consider current and anticipated demand, customer preference and the merchandise age. The inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of net sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year

based upon periodic cycle counts and the results of our annual physical inventory count. Actual inventory shrinkage and obsolescence can vary from estimates due to factors including the mix of our inventory (which ranges from large furniture to decorative accessories) and execution against loss prevention initiatives in our stores, distribution centers, off-site storage locations and with third-party transportation providers.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual observed obsolescence or periodic updates of our shrinkage estimates differ from our original estimates, we adjust our inventory reserves accordingly throughout the period. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our net income or inventory balances. We have not made any material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves during the periods presented or recorded significant adjustments related to the physical inventory process.

Impairment of Goodwill and Long-Lived Assets

Goodwill

We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset; general economic conditions, such as increasing Treasury rates or unexpected changes in gross domestic product growth; a change in our market share; budget-to-actual performance and consistency of operating margins and capital expenditures; a product recall or an adverse action or assessment by a regulator; or changes in management or key personnel. If an impairment indicator exists, we test the intangible asset for recoverability. We have identified only one single reporting unit. We selected the fourth fiscal quarter to perform our annual goodwill impairment testing.

We qualitatively assess goodwill impairment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. During fiscal 2012, we performed a qualitative analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit's fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of our goodwill for impairment.

For goodwill not qualitatively assessed, a two-step quantitative approach is used. In the first step, we compare the fair value of the reporting unit, generally defined as the same level as or one level below an operating segment, to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. The assumptions used in such valuations are subject to volatility and may differ from actual results.

Our tests for impairment of goodwill resulted in a determination that the fair value of the Company substantially exceeded the carrying value of our net assets as of February 2, 2013. We do not anticipate any material impairment charges in the near term.

Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not

be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset.

We evaluate long-lived tangible assets at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Stock-Based Compensation

In the third quarter of fiscal 2012, we changed our policy for recognizing stock-based compensation expense from the graded method of accounting to the straight-line method of accounting for our time-based units (or service-only) awards. Based on research and analysis, we believe the straight-line method of accounting for stock-based compensation expense for service-only awards is the predominant method used in our industry. In order for our results of operations to be comparable to our peers, we have concluded that the straight-line method of accounting for stock-based compensation is a preferable accounting method in accordance with ASC 250-10-45.

We account for stock-based compensation in accordance with applicable guidance which requires the fair value of stock-based payments to be recognized in the consolidated financial statements as compensation expense over the requisite service period. For service-only awards compensation expense is recognized on a straight-line basis, net of forfeitures, over the requisite service period for the fair value of awards that actually vest. Fair value for restricted stock units is valued using the closing price of our stock on the date of grant. The fair value of each option award granted under our award plans subsequent to our initial public offering is estimated on the date of grant using a Black-Scholes Merton option pricing model with the following assumptions:

- Expected volatility—Based on the lack of historical data for our own shares, we base our expected volatility on a representative peer group that takes into account industry, market capitalization, stage of life cycle and capital structure.
- Expected term—Represents the period of time that options granted are expected to be outstanding. We elected to calculate the expected term of the option awards using the "simplified method". This election was made as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under the "simplified" calculation method, the expected term is calculated as an average of the vesting period and the contractual life of the options.
- Risk-free interest rate—Based on the U.S. Treasury zero-coupon bond rate with a remaining term approximate of the expected term of the option.
- Dividend yield—As we have not paid dividends, nor do we currently plan to pay dividends in the future, the assumed dividend yield is zero.

Prior to the Reorganization, Home Holdings had granted performance-based units that vested and became deliverable upon achievement or satisfaction of performance conditions specified in the performance agreement or upon the return on investment attained by certain of the equity investors in Home Holdings at defined liquidity

events, including an initial public offering or certain sale or merger transactions. We estimated the fair value of performance-based units awarded to employees at the grant date based on the fair value of the Company on such date. We also considered the probability of achieving the established performance targets in determining our stock-based compensation with respect to these awards. We recognize compensation cost over the performance period. When the performance is related to a specific event occurring in the future, we recognize the full expense at the time of the event. In connection with the initial public offering, shares of our common stock with substantially similar restrictions, terms and conditions were issued in replacement of these performance-based units.

In connection with Gary Friedman's resignation as Chairman and Co-Chief Executive Officer and new role as Chairman Emeritus, Creator and Curator, shares of unvested stock he received in replacement of certain performance-based units will be marked to market every period until the required vesting criteria are met in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. As of April 16, 2013, 480,959 of these shares remained unvested.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally take into account all expected future events then known to us, other than changes in the tax law or rates which have not yet been enacted and which are not permitted to be considered. Accordingly, we may record a valuation allowance to reduce our net deferred tax assets to the amount that is more-likely-than-not to be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based upon management's best estimate of the recoverability of our net deferred tax assets. Future taxable income and ongoing prudent and feasible tax planning are considered in determining the amount of the valuation allowance, and the amount of the allowance is subject to adjustment in the future. Specifically, in the event we are to determine that we are not more-likely-than-not able to realize our net deferred tax assets in the future, an adjustment to the valuation allowance would decrease income in the period such determination is made. This allowance does not alter our ability to utilize the underlying tax net operating loss and credit carryforwards in the future, the utilization of which is limited to achieving future taxable income.

In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more-likely-than-not the deferred tax assets will not be realized, we record a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. United States GAAP states that cumulative losses in recent years are a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

Due to the historical losses incurred, we had recorded a full valuation allowance against the U.S. net deferred tax assets, excluding deferred tax liabilities related to indefinite lived intangibles, as well as against the net deferred tax assets in Shanghai.

A sustained period of profitability in our operations was required before we would change our judgment regarding the need for a full valuation allowance against our net deferred tax assets. Although we were profitable for the full fiscal 2011, the seasonality of our business continued to result in losses during certain quarters. We recorded a net loss of $3.7 million in the first quarter of fiscal 2012, compared to a net loss of $6.2 million in the same quarter of fiscal 2011, and net income of $17.6 million in the second quarter of fiscal 2012, compared to net income of $7.6 million in the same quarter of fiscal 2011. Due to the seasonality of our business, our full year results historically have substantially depended on the results from operations in the fourth quarter.

By the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent items) for the most recent three-year period. We concluded that this record of cumulative profitability in recent years, coupled with our business plan for profitability in future periods, provided assurance that our future tax benefits are more likely than not to be realized. Accordingly, in the fourth quarter of fiscal 2012, we released all of our U.S. valuation allowance against net deferred tax assets, resulting in a $57.2 million benefit in our provision for income taxes. At February 2, 2013, we have retained a valuation allowance totaling $0.3 million against deferred tax assets for our Shanghai operations.

The accounting standard for uncertainty in income taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Differences between tax positions taken in a tax return and amounts recognized in the financial statements generally result in an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both. We recognize interest and penalties related to unrecognized tax benefits in tax expense.

Recently Issued Accounting Pronouncements

Indefinite-Lived Intangible Assets

In July 2012, the Financial Accounting Standards Board issued guidance that revises the requirements around how entities test indefinite-lived intangible assets other than goodwill for impairment. Similar to the guidance issued in September 2011 related to the testing of goodwill for impairment, this guidance allows companies to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. If entities determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. We adopted this guidance for our fiscal 2012 annual indefinite-lived intangible assets impairment test. The adoption of this guidance resulted in a change in how we performed our indefinite-lived intangible assets impairment assessment; however, the adoption did not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our revolving line of credit and, prior to its repayment on November 7, 2012, our term loan, which bear interest at variable rates. At February 2, 2013, $82.5 million was outstanding under the revolving line of credit. As of February 2, 2013, the undrawn borrowing availability under the revolving line of credit was $188.5 million, and there were $19.5 million in outstanding letters of credit. We currently do not engage in any interest rate hedging activity and we have no intention to do so in the foreseeable future. Based on the average interest rate on the revolving line of credit during the year ended February 2, 2013, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our consolidated results of operations or financial condition.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Item 8. Financial Statements and Supplementary Data

RESTORATION HARDWARE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	February 2, 2013	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,354	$ 8,512
Accounts receivable—net	17,040	11,759
Merchandise inventories	353,329	245,876
Current deferred tax assets	37,006	4,161
Prepaid expense and other current assets	77,029	52,570
Total current assets	492,758	322,878
Property and equipment—net	111,406	83,558
Goodwill	122,601	122,595
Trademarks	47,410	47,100
Other intangible assets—net	2,713	5,426
Non-current deferred tax assets	6,873	—
Other assets	5,852	5,253
Total assets	$789,613	$586,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$145,353	$105,694
Deferred revenue and customer deposits	41,643	25,419
Other current liabilities	32,428	30,861
Total current liabilities	219,424	161,974
Revolving line of credit	82,501	107,502
Term loan	—	14,798
Deferred rent and lease incentives	30,784	19,851
Deferred tax liabilities	—	22,153
Other long-term obligations	5,293	10,069
Total liabilities	338,002	336,347
Commitments and contingencies (See Note 15 to the consolidated financial statements)	—	—
Stockholders' equity:		
Common stock, $0.0001 par value per share, 180,000,000 shares authorized, 38,856,251 shares issued and 37,967,635 shares outstanding as of February 2, 2013; zero par value, 1,000 shares authorized, 1,000 shares issued and outstanding as of January 28, 2012	4	—
Additional paid-in capital	505,883	292,011
Accumulated other comprehensive income	1,211	1,150
Accumulated deficit	(55,487)	(42,698)
Total stockholders' equity	451,611	250,463
Total liabilities and stockholders' equity	$789,613	$586,810

The accompanying notes are an integral part of these Consolidated Financial Statements.

RESTORATION HARDWARE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net revenues	$1,193,046	$958,084	$772,752
Cost of goods sold	756,597	601,735	501,132
Gross profit	436,449	356,349	271,620
Selling, general and administrative expenses	505,485	329,506	274,836
Income (loss) from operations	(69,036)	26,843	(3,216)
Interest expense	(5,776)	(5,134)	(3,150)
Income (loss) before income taxes	(74,812)	21,709	(6,366)
Income tax expense (benefit)	(62,023)	1,121	685
Net income (loss)	$ (12,789)	$ 20,588	$ (7,051)
Weighted-average shares used in computing basic and diluted net income (loss) per share	9,428,828	468	100
Basic and diluted net income (loss) per share	$ (1.36)	$ 43,991	$ (70,510)

The accompanying notes are an integral part of these Consolidated Financial Statements.

RESTORATION HARDWARE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net income (loss)	$(12,789)	$20,588	$(7,051)
Foreign currency translation adjustment—net of tax	61	163	657
Total comprehensive income (loss)	$(12,728)	$20,751	$(6,394)

The accompanying notes are an integral part of these Consolidated Financial Statements.

RESTORATION HARDWARE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances—January 30, 2010	100	$—	$276,984	$ 330	$(56,235)	$221,079
Stock-based compensation	—	—	1,119	—	—	1,119
Net loss	—	—	—	—	(7,051)	(7,051)
Foreign currency translation adjustment—net of tax	—	—	—	657	—	657
Balances—January 29, 2011	100	—	278,103	987	(63,286)	215,804
Stock-based compensation	—	—	1,557	—	—	1,557
Capital contribution—executive compensation	—	—	6,350	—	—	6,350
Capital contribution—management fee	—	—	6,000	—	—	6,000
Net income	—	—	—	—	20,588	20,588
Foreign currency translation adjustment—net of tax	—	—	—	163	—	163
Capitalization of Restoration Hardware Holdings, Inc.	900	—	1	—	—	1
Balances—January 28, 2012	1,000	—	292,011	1,150	(42,698)	250,463
Stock-based compensation	—	—	116,183	—	—	116,183
Conversion of Restoration Hardware Holdings, Inc. common stock upon Reorganization	(1,000)	—	—	—	—	—
Issuance of common stock upon Reorganization	32,188,891	3	(3)	—	—	—
Issuance of common stock—net of issuance costs	4,782,609	1	97,692	—	—	97,693
Vesting of stock awards	996,135	—	—	—	—	—
Net loss	—	—	—	—	(12,789)	(12,789)
Foreign currency translation adjustment—net of tax	—	—	—	61	—	61
Balances—February 2, 2013	37,967,635	$ 4	$505,883	$1,211	$(55,487)	$451,611

The accompanying notes are an integral part of these Consolidated Financial Statements.

RESTORATION HARDWARE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (12,789)	$ 20,588	$ (7,051)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,748	29,186	31,263
Impairment of property and equipment	—	—	2,115
Loss on disposal of property and equipment	—	674	—
Stock-based compensation expense	116,183	1,557	1,119
Capital contribution—executive compensation	—	6,350	—
Capital contribution—management fee paid by Home Holdings on behalf of the Company	—	6,000	—
Release of valuation allowance	(57,185)	—	—
Deferred income taxes	(4,686)	4,299	(427)
Amortization of financing fees	863	573	193
Change in assets and liabilities:			
Accounts receivable	(5,282)	(7,280)	68
Merchandise inventories	(107,454)	(39,475)	(57,103)
Prepaid expense and other current assets	(24,454)	(36,371)	(1,477)
Other assets	(371)	(573)	(797)
Accounts payable and accrued expenses	36,154	14,374	5,475
Deferred revenue and customer deposits	16,224	11,418	2,503
Other current liabilities	2,689	3,915	3,395
Deferred rent and lease incentives	10,923	1,732	8,638
Other long-term obligations	(1,427)	154	276
Net cash provided by (used in) operating activities	(3,864)	17,121	(11,810)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(49,058)	(25,593)	(39,907)
Purchase of trademarks and other intangible assets	(310)	—	—
Net cash used in investing activities	(49,368)	(25,593)	(39,907)
CASH FLOWS FROM FINANCING ACTIVITIES			
Gross borrowings under revolving line of credit	1,344,468	1,007,330	875,936
Gross repayments under revolving line of credit	(1,369,469)	(1,011,937)	(821,734)
Proceeds from issuance of term loan	—	15,000	—
Repayment of term loan	(15,000)	—	—
Debt issuance costs	(426)	(2,835)	—
Payments on capital leases and other long-term obligations	(4,214)	(4,188)	(2,601)
Capitalization of Restoration Hardware Holdings, Inc.	—	1	—
Proceeds from issuance of common stock—net of issuance costs	97,693	—	—
Net cash provided by financing activities	53,052	3,371	51,601
Effects of foreign currency exchange rate translation	22	249	294
Net increase (decrease) in cash and cash equivalents	(158)	(4,852)	178
Cash and cash equivalents			
Beginning of period	8,512	13,364	13,186
End of period	$ 8,354	$ 8,512	$ 13,364
Cash paid for interest	$ 5,382	$ 3,737	$ 2,068
Cash paid for taxes	1,861	1,697	744
Non-cash transactions:			
Property and equipment acquired under capital lease	—	7,770	3,550
Property and equipment additions in accounts payable	3,505	645	454
Capital contribution—executive compensation	—	6,350	—
Capital contribution—management fee paid by Home Holdings on behalf of the Company	—	6,000	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

RESTORATION HARDWARE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—NATURE OF BUSINESS

Restoration Hardware Holdings, Inc., a Delaware corporation, together with its subsidiaries (collectively, the "Company"), is a luxury home furnishings retailer that offers a growing number of categories including furniture, lighting, textiles, bathware, decorative accessories, outdoor and children's furnishings. These products are sold through the Company's stores, catalogs and websites. As of February 2, 2013, the Company operated a total of 71 retail stores and 13 outlet stores in 28 states, the District of Columbia and Canada, and had sourcing operations in Shanghai and Hong Kong.

NOTE 2—ORGANIZATION

The Company was formed on August 18, 2011 and capitalized on September 2, 2011 as a holding company for the purposes of facilitating an initial public offering of common equity and is a direct subsidiary of Home Holdings, LLC, a Delaware limited liability company ("Home Holdings").

On November 1, 2012, the Company acquired all of the outstanding shares of capital stock of Restoration Hardware, Inc., a Delaware corporation, and Restoration Hardware, Inc. became a direct, wholly owned subsidiary of the Company. Outstanding units issued by Home Holdings under its equity compensation plan, referred to as the Team Resto Ownership Plan, were replaced with common stock of the Company at the time of its initial public offering. Restoration Hardware, Inc. was a direct, wholly owned subsidiary of Home Holdings prior to the Company's initial public offering. These transactions are referred to as the "Reorganization." As a result of these transactions, as of November 1, 2012, 32,188,891 shares of the Company's common stock were outstanding.

On November 7, 2012, the Company completed its initial public offering. In connection with its initial public offering, the Company issued and sold 4,782,609 shares of its common stock at a price of $24.00 per share. In addition, certain of the Company's stockholders sold an aggregate of 381,723 shares of common stock held by them in the initial public offering. Further, certain stockholders sold an additional aggregate of 774,650 shares of common stock held by them pursuant to the exercise by the offering's underwriters of their option to purchase additional shares. The Company did not receive any proceeds from the sale of stock by its stockholders.

As a result of the initial public offering, the Company raised a total of $114.8 million in gross proceeds, or approximately $106.7 million in net proceeds after deducting underwriting discounts and commissions of $8.1 million. The Company capitalized $9.1 million of offering costs associated with its initial public offering, which are included in additional paid-in capital and offset against the initial public offering proceeds.

Prior to the Reorganization, Restoration Hardware Holdings, Inc. had not engaged in any business or other activities except in connection with its formation and the Reorganization. Accordingly, all financial and other information herein relating to periods prior to the completion of the Reorganization is that of Restoration Hardware, Inc.

NOTE 3—CHANGE IN ACCOUNTING PRINCIPLE—STOCK-BASED COMPENSATION

In the third quarter of 2012, the Company changed its policy for recognizing stock-based compensation expense from the graded method of accounting to the straight-line method of accounting for its time-based units (or service-only awards). The Company previously disclosed this change in accounting policy and retrospectively restated its consolidated financial statements for such change in its audited consolidated financial statements for the fiscal year ended January 28, 2012 and unaudited condensed consolidated financial statements for the six months ended July 28, 2012, which are included in the Company's final prospectus filed with the Securities and Exchange Commission on November 5, 2012.

Based on research and analysis, the Company believes the straight-line method of accounting for stock-based compensation expense for service-only awards is the predominant method used in its industry. In order for the Company's results of operations to be comparable to its peers, it has concluded that the straight-line method of accounting for stock-based compensation is a preferable accounting method in accordance with ASC 250-10-45.

The following table presents the comparative effect of the change in accounting method and its impact on key components of the Company's consolidated statements of operations (*dollar amounts in thousands*):

	Year Ended			
	January 28, 2012		January 29, 2011	
	As Reported	As Revised	As Reported	As Revised
Net revenues	$958,084	$958,084	$772,752	$772,752
Cost of goods sold	601,735	601,735	501,132	501,132
Gross profit	356,349	356,349	271,620	271,620
Selling, general and administrative expense	329,753	329,506	275,859	274,836
Income (loss) from operations	26,596	26,843	(4,239)	(3,216)
Interest expense	(5,134)	(5,134)	(3,150)	(3,150)
Income (loss) before income taxes	21,462	21,709	(7,389)	(6,366)
Income tax expense	1,121	1,121	685	685
Net income (loss)	$ 20,341	$ 20,588	$ (8,074)	$ (7,051)
Shares used in computing basic and diluted net income (loss) per share	468	468	100	100
Basic and diluted net income (loss) per share	$ 43,464	$ 43,991	$ (80,740)	$ (70,510)

The following table presents the comparative effect of the change in accounting method and its impact on key components of the Company's consolidated balance sheets (*in thousands*):

	January 28, 2012	
	As Reported	As Revised
Stockholders' equity:		
Common stock, zero par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$ —	$ —
Additional paid-in capital	293,281	292,011
Accumulated other comprehensive income	1,150	1,150
Accumulated deficit	(43,968)	(42,698)
Total stockholders' equity	$250,463	$250,463

The change did not impact cash flows from total operating, investing or financing activities.

NOTE 4—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated through the consolidation process.

Fiscal Years

The Company's fiscal year ends on the Saturday closest to January 31. As a result, the Company's fiscal year may include 53 weeks. The fiscal year ended February 2, 2013 ("fiscal 2012") consisted of 53 weeks and the fiscal years ended January 28, 2012 ("fiscal 2011") and January 29, 2011 ("fiscal 2010") each consisted of 52 weeks.

Use of Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material to the consolidated financial statements.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash and cash equivalent accounts in financial institutions in both U.S. dollar and Canadian dollar denominations. Accounts at the U.S. institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and accounts at the Canadian institutions are insured by the Canada Deposit Insurance Corporation ("CDIC") up to $100,000 Canadian dollars. As of February 2, 2013, the Company had two U.S. bank account balances that were in excess of the FDIC insurance limit and one Canadian bank account balance that was in excess of the CIDC insurance limit. The Company performs ongoing evaluations of these institutions to limit its concentration of credit risk.

Accounts Receivable

Accounts receivable consist primarily of receivables from the Company's credit card processors for sales transactions and tenant improvement allowances from the Company's landlords in connection with new leases. Accounts receivable is presented net of allowance for doubtful accounts, which is recorded on a specific identification basis. The allowance for doubtful accounts was not significant as of February 2, 2013 and January 28, 2012.

Merchandise Inventories

The Company's merchandise inventories are comprised of finished goods and are carried at the lower of cost or market, with cost determined on a weighted-average cost method and market determined based on the estimated net realizable value. To determine if the value of inventory should be marked down below original cost, the Company considers current and anticipated demand, customer preference and the merchandise age. The inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. The Company adjusts its inventory for obsolescence based on historical trends, aging reports, specific identification and its estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of net sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic cycle counts and the results of the Company's annual physical inventory count. Actual inventory shrinkage and obsolescence can vary from estimates due to factors including the mix of the Company's inventory (which ranges from large furniture to decorative accessories) and execution against loss prevention initiatives in the Company's stores, distribution centers, off-site storage locations and with its third-party transportation providers.

Due to these factors, the Company's obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from the Company's original estimates, the Company will adjust its inventory reserves accordingly throughout the period. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on the Company's net income (loss) or inventory balances. The Company's inventory reserve balances were $5.9 million and $5.6 million as of February 2, 2013 and January 28, 2012, respectively.

Prepaid Catalog and Advertising Expenses

Advertising expenses primarily represent the costs associated with the Company's catalog mailings, as well as print and website marketing. All advertising costs are expensed as incurred, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third-party incremental direct costs to prepare, print and distribute catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized within an eight- to nine-month period, with the majority of the amortization occurring within the first five to six months. Prepaid catalog expenses are evaluated for realizability on a regular basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future sales associated with that catalog. The Company had $43.8 million and $28.6 million of prepaid catalog costs that are included in prepaid expense and other current assets on the consolidated balance sheets as of February 2, 2013, and January 28, 2012, respectively.

Advertising costs, recorded in selling, general and administrative expenses, were $98.8 million, $66.9 million, and $56.1 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method, generally using the following useful lives:

Category of Property and Equipment	Useful Life
Building	40 years
Furniture, fixtures and equipment	3 to 7 years
Machinery and equipment	3 to 5 years
Computer software	3 years

The cost of leasehold improvements and lease acquisitions is amortized over the lesser of the useful life of the asset or the applicable lease term.

Interest is capitalized on construction in progress and software projects during the period in which expenditures have been made, activities are in progress to prepare the asset for its intended use and actual interest costs are being incurred.

Assets acquired under non-cancelable leases, which meet the criteria of capital leases, are capitalized in property and equipment and amortized over the lesser of the useful life of the asset or the applicable lease term.

The land purchased by the Company is recorded at cost and is a non-depreciable asset.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Intangible Assets

Intangible assets reflect the value assigned to trademarks, customer relationships, core technologies and the fair market value of the Company's leases. Customer relationships, core technologies and the fair market value of the leases are amortized over their useful life. The Company does not amortize trademarks as the Company defines the life of the asset as indefinite.

Impairment

Goodwill

The Company evaluates goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset; general economic conditions, such as increasing Treasury rates or unexpected changes in GDP growth; a change in the Company's market share; budget-to-actual performance and consistency of operating margins and capital expenditures; a product recall or an adverse action or assessment by a regulator; or changes in management, key personnel, etc. If an impairment indicator exists, the Company tests the intangible asset for recoverability. The Company has identified only one single reporting unit. The Company selected the fourth fiscal quarter to perform its annual goodwill impairment testing.

The Company qualitatively assesses goodwill impairment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. During fiscal 2012, the Company performed a qualitative analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit's fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of the Company's goodwill for impairment.

If goodwill is not qualitatively assessed, a two-step quantitative approach is used. In the first step, the Company compares the fair value of the reporting unit, generally defined as the same level as or one level below an operating segment, to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company's tests for impairment of goodwill resulted in a determination that the fair value of the Company substantially exceeded the carrying value of the Company's net assets in fiscal 2012 and fiscal 2011. No impairment to goodwill has been recorded in any period.

Trademarks

The Company annually evaluates whether trademarks continue to have an indefinite life. Trademarks are reviewed for impairment annually in the fourth quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

In 2012, the Company adopted the option to qualitatively assess indefinite-lived intangible asset impairment to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. Accordingly, the Company performed a qualitative analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the asset's fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of the Company's trademarks for impairment.

If trademarks are not qualitatively assessed, an impairment review is performed by comparing the carrying value to the estimated fair value, determined using a discounted cash flow methodology. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected future cash flows.

The Company tested the trademarks for impairment and concluded that there has been no impairment in any period.

Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset.

The Company evaluates long-lived tangible assets at an individual store level, which is the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets that are not store-specific at the consolidated level.

Since there is typically no active market for the Company's long-lived tangible assets, the Company estimates fair values based on the expected future cash flows. The Company estimates future cash flows based on store-level historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty and may be affected by a number of factors outside its control, including general economic conditions and the competitive environment. While the Company believes its estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring the Company to revise its estimates.

The Company did not record an impairment charge on long-lived assets in fiscal 2012 or fiscal 2011.The Company recorded a $2.1 million impairment charge on long-lived assets of certain underperforming stores in fiscal 2010, which is included in cost of goods sold on the consolidated statements of operations.

Capital and Operating Leases

The Company classifies leases at the inception of the lease as either a capital lease or an operating lease. A lease is classified as a capital lease if any of the following conditions are met: (i) the ownership of the leased property is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property's estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property. A capital lease is accounted for as if there were an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All leases not identified as capital leases are accounted for as operating leases.

The Company leases stores, distribution facilities, office space and certain machinery and equipment under various operating leases. Most real estate lease agreements contain, among other terms and conditions, tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and contingent rent provisions. For purposes of recognizing lease incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability, reported as a long-term liability on the consolidated balance sheets, and amortizes the deferred rent over the term of the lease as an adjustment to rent expense.

For scheduled rent changes during the lease terms or for rental payments commencing at a date other than the date of initial occupancy (rent holidays), the Company records minimum rental expenses on a straight-line basis over the term of the lease.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in accounts payable and accrued expenses on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management estimates that achieving the specified levels during the lease term is probable.

Debt Issuance Costs

The Company capitalizes debt issuance costs related to its revolving line of credit and term loan. Capitalized costs related to the revolving line of credit are included in other assets on the consolidated balance sheets as deferred financing fees. Capitalized costs paid to lenders relating to the term loan are netted against the term loan on the consolidated balance sheets. Deferred financing fees are amortized utilizing the straight-line method and are included in interest expense on the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenues and the related cost of goods sold when merchandise is received by its customers. Revenues from "cash-and-carry" store sales are recognized at the point of sale in the store. Revenues from direct-to-customer and home-delivered sales are recognized when the merchandise is delivered to the customer. Discounts provided to customers are accounted for as a reduction of sales.

The Company recognizes shipping and handling fees as revenue when the merchandise is received by its customers. Costs of shipping and handling are included in cost of goods sold.

Sales tax collected is not recognized as revenue but is included in accounts payable and accrued expenses on the consolidated balance sheets as it is ultimately remitted to governmental authorities.

The Company reserves for projected merchandise returns. Merchandise returns are often resaleable merchandise and are refunded by issuing the same payment tender of the original purchase. Merchandise

exchanges of the same product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve.

The Company's customers may return purchased items for a refund. The Company provides an allowance for sales returns, net of cost of goods sold, based on historical return rates. A summary of the allowance for sales returns, presented net of cost of goods sold, is as follows (*in thousands*):

	Year Ended		
	February 2, 2013	**January 28, 2012**	**January 29, 2011**
Balance at beginning of fiscal year	$ 3,181	$ 3,403	$ 3,145
Provision for sales returns	134,909	102,875	83,393
Actual sales returns	(132,884)	(103,097)	(83,135)
Balance at end of fiscal year	$ 5,206	$ 3,181	$ 3,403

Deferred Revenue and Customer Deposits

Deferred revenue represents the revenue associated with orders that have been shipped by the Company to its customers but have not yet been received by the customer. As the Company recognizes revenue when the merchandise is received by its customers, it is included as deferred revenue on the consolidated balance sheets while in-transit.

Customer deposits represent payments made by customers on custom orders. At the time of purchase the Company collects deposits for all custom orders equivalent to 50% of the customer purchase price. Custom order deposits are recognized as revenue when the merchandise is received by the customer or at the time of cancellation of the order by the customer.

Gift Certificates and Merchandise Credits

The Company sells gift certificates and issues merchandise credits to its customers in its stores and through its websites and product catalogs. Such gift certificates and merchandise credits do not have expiration dates. Revenue associated with gift certificates and merchandise credits is deferred until either (i) redemption of the gift certificate and merchandise credits or (ii) when the likelihood of redemption is remote and there exists no legal obligation to remit the value of unredeemed gift certificates or merchandise credits to the relevant jurisdictions (breakage). The breakage rate is based on monitoring of certificates issued, actual certificate redemptions and the Company's analysis of when it believes it is remote that redemptions will occur.

Redeemed gift certificates and merchandise credits are recorded in net revenues. Breakage resulted in a reduction of selling, general and administrative expenses on the consolidated statements of operations of $1.8 million, $3.2 million, and $3.0 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Self Insurance

The Company maintains insurance coverage for significant exposures, as well as those risks that, by law, must be insured. In the case of the Company's health care coverage for employees, the Company has a managed self insurance program related to claims filed. Expenses related to this self insured program are computed on an actuarial basis, based on claims experience, regulatory requirements, an estimate of claims incurred but not yet reported ("IBNR") and other relevant factors. The projections involved in this process are subject to uncertainty related to the timing and amount of claims filed, levels of IBNR, fluctuations in health care costs and changes to regulatory requirements.

The Company is self-insured for all workers' compensation claims related to incidents incurred after November 1, 2012 and prior to November 1, 2007.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with applicable guidance which requires the fair value of stock-based payments to be recognized in the consolidated financial statements as compensation expense over the requisite service period. For service-only awards compensation expense is recognized on a straight-line basis, net of forfeitures, over the requisite service period for the fair value of awards that actually vest. Fair value for restricted stock units is valued using the closing price of the Company's stock on the date of grant. The fair value of each option award granted under the Company's award plans subsequent to its initial public offering is estimated on the date of grant using a Black-Scholes Merton option pricing model with the following assumptions:

- Expected volatility—Based on the lack of historical data for its own shares, the Company bases its expected volatility on a representative peer group that takes into account industry, market capitalization, stage of life cycle and capital structure.
- Expected term—Represents the period of time that options granted are expected to be outstanding. The Company elected to calculate the expected term of the option awards using the "simplified method". This election was made as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Under the "simplified" calculation method, the expected term is calculated as an average of the vesting period and the contractual life of the options.
- Risk-free interest rate—Based on the U.S. Treasury zero-coupon bond rate with a remaining term approximate of the expected term of the option.
- Dividend yield—As the Company has not paid dividends, nor does it currently plan to pay dividends in the future, the assumed dividend yield is zero.

Prior to the Reorganization, Home Holdings had granted performance-based units that vested and became deliverable upon achievement or satisfaction of performance conditions specified in the performance agreement or upon the return on investment attained by certain of the equity investors in Home Holdings at defined liquidity events, including an initial public offering or certain sale or merger transactions. The Company estimated the fair value of performance-based units awarded to employees at the grant date based on the fair value of the Company on such date. The Company also considered the probability of achieving the established performance targets in determining its stock-based compensation with respect to these awards. The Company recognizes compensation cost over the performance period. When the performance is related to a specific event occurring in the future, the Company recognizes the full expense at the time of the event. At the time of the Reorganization, these performance-based units were replaced with shares of the Company's common stock with substantially similar restrictions, terms and conditions. Refer to Note 12—*Stock-Based Compensation.*

In connection with Mr. Friedman's resignation as Chairman and Co-Chief Executive Officer and new role as Creator and Curator, 1,185,511 shares of unvested stock he received in replacement of certain performance-based units will be marked to market every period until the required vesting criteria are met, resulting in additional stock based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

Cost of Goods Sold

Cost of goods sold includes, but is not limited to, the direct cost of purchased merchandise, inventory shrinkage, inventory reserves and write-downs, inbound freight, all freight costs to get merchandise to the Company's stores, design and buying costs, occupancy costs related to store operations, such as rent, property tax and common area maintenance, depreciation and amortization, and all logistics costs associated with shipping product to customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs not included in cost of goods sold. These expenses include payroll and payroll related expenses, store expenses other than occupancy and expenses related to many of the Company's operations at its headquarters, including utilities, depreciation and amortization, credit card fees and marketing expense, which primarily includes catalog production, mailing and print advertising costs. All store pre-opening costs are included in selling, general and administrative expenses and are expensed as incurred.

Selling, general and administrative expenses for fiscal 2012 include a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, as well as a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to the Company's Chief Executive Officer, Carlos Alberini, and Gary Friedman, who serves as the Company's Creator and Curator. Costs incurred in connection with the initial public offering, including a fee of $7.0 million to Catterton Management Company, LLC ("Catterton"), Tower Three Partners LLC ("Tower Three") and GJK Capital Advisors, LLC ("Glenhill") in accordance with the Company's management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million, were included in selling, general and administrative expenses in fiscal 2012. In addition, legal and other professional fees of $4.8 million, incurred in connection with the investigation conducted by the special committee of the board of directors relating to Mr. Friedman and the Company's subsequent remedial actions, are included in fiscal 2012 selling, general and administrative expenses.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of the Company's common stock for the period, to the extent their inclusion would be dilutive. Potential dilutive securities are excluded from the computation of diluted earnings (loss) per share if their effect is anti-dilutive.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally takes into account all expected future events then known to it, other than changes in the tax law or rates which have not yet been enacted and which are not permitted to be considered. Accordingly, the Company may record a valuation allowance to reduce its net deferred tax assets to the amount that is more-likely-than-not to be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based upon management's best estimate of the recoverability of the Company's net deferred tax assets. Future taxable income and ongoing prudent and feasible tax planning are considered in determining the amount of the valuation allowance, and the amount of the allowance is subject to adjustment in the future. Specifically, in the event the Company were to determine that it is not more-likely-than-not able to realize its net deferred tax assets in the future, an adjustment to the valuation allowance would decrease income in the period such determination is made. This allowance does not alter the Company's ability to utilize the underlying tax net operating loss and credit carryforwards in the future, the utilization of which is limited to achieving future taxable income.

The accounting standard for uncertainty in income taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on

derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Differences between tax positions taken in a tax return and amounts recognized in the financial statements generally result in an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both. The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and borrowings under the revolving line of credit approximate their estimated fair values.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.
- Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
- Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The Company's financial assets and liabilities were classified as Level 1 as of February 2, 2013, and January 28, 2012.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company's other comprehensive income (loss) consists of foreign currency translation adjustments.

Foreign Currency Translation

Local currencies are generally considered the functional currencies outside the United States of America. Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated balance sheets and revenues and expenses are translated at average rates of exchange for the period. The related translation gains (losses) are reflected in the accumulated other comprehensive income (loss) section of the consolidated statements of stockholders' equity. Foreign currency gains (losses) resulting from foreign currency transactions are included in selling, general and administrative expenses on the consolidated statements of operations and have not been material in all periods presented.

Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board ("FASB") issued guidance that revises the requirements around how entities test indefinite-lived intangible assets other than goodwill for impairment. Similar to the guidance issued in September 2011 related to the testing of goodwill for impairment, this guidance allows companies to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. If entities determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not greater than the carrying amount, a quantitative calculation would not be needed. The Company adopted this guidance for its fiscal 2012 annual indefinite-lived intangible assets impairment test. The adoption of this guidance resulted in a change in how the Company performed its indefinite-lived intangible assets impairment assessment; however, the adoption did not have a material impact on the Company's consolidated financial statements.

NOTE 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (*in thousands*):

	February 2, 2013	January 28, 2012
Prepaid catalog	$43,828	$28,608
Vendor deposits	20,383	9,399
Prepaid expenses	11,479	8,923
Other current assets	1,339	5,640
Total prepaid expenses and other current assets	$77,029	$52,570

NOTE 6—PROPERTY AND EQUIPMENT

Property and equipment consists of the following (*in thousands*):

	February 2, 2013	January 28, 2012
Leasehold improvements [(1)]	$ 155,338	$ 118,898
Computer software	33,459	27,194
Furniture, fixtures and equipment	27,076	16,166
Machinery and equipment	8,866	4,823
Land	2,388	2,388
Building	2,205	2,205
Equipment under capital leases [(2)]	8,879	13,918
Total property and equipment	238,211	185,592
Less—accumulated depreciation and amortization	(126,805)	(102,034)
Total property and equipment—net	$ 111,406	$ 83,558

(1) Leasehold improvements include construction in progress of $25.9 million and $9.1 million as of February 2, 2013, and January 28, 2012, respectively.

(2) Accumulated depreciation and amortization include accumulated amortization related to equipment under capital leases of $6.8 million and $8.5 million as of February 2, 2013, and January 28, 2012, respectively.

The Company recorded depreciation expense of $24.3 million, $26.2 million, and $27.8 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

The following sets forth the goodwill and intangible assets as of February 2, 2013 (*dollar amounts in thousands*):

	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net Book Value February 2, 2013	Useful Life
Intangible assets subject to amortization:					
Core technologies	$ 6,580	$ (6,141)	$—	$ 439	5 years
Fair value of leases					
Fair market write-up	10,737	(8,511)	48	2,274	(2)
Fair market write-down	(2,591)	1,789	—	(802)(1)	(2)
Total intangible assets subject to amortization	14,726	(12,863)	48	1,911	
Intangible assets not subject to amortization:					
Goodwill	122,285	—	316	122,601	
Trademarks and domain name	47,410	—	—	47,410	
Total intangible assets	$184,421	$(12,863)	$364	$171,922	

(1) The fair market write-down of leases is included in other long-term obligations on the consolidated balance sheets.

(2) The fair value of each lease is amortized over the life of the respective lease. The longest lease for which a fair value adjustment was recorded has a termination date in January 2019.

The following sets forth the goodwill and intangible assets as of January 28, 2012 (*dollar amounts in thousands*):

	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net Book Value January 28, 2012	Useful Life
Intangible assets subject to amortization:					
Core technologies	$ 6,580	$ (4,825)	$—	$ 1,755	5 years
Fair value of leases					
Fair market write-up	11,988	(8,365)	48	3,671	(2)
Fair market write-down	(2,591)	1,448	—	(1,143)(1)	(2)
Total intangible assets subject to amortization	15,977	(11,742)	48	4,283	
Intangible assets not subject to amortization:					
Goodwill	122,285	—	310	122,595	
Trademarks	47,100	—	—	47,100	
Total intangible assets	$185,362	$(11,742)	$358	$173,978	

(1) The fair market write-down of leases is included in other long-term obligations on the consolidated balance sheets.

(2) The fair value of each lease is amortized over the life of the respective lease. The longest lease for which a fair value adjustment was recorded has a termination date in January 2019.

The Company recorded amortization expense related to intangible assets of $2.4 million, $2.8 million, and $3.4 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

The following table sets forth the remaining amortization of the intangible assets based on a straight-line method of amortization over the respective useful lives as of February 2, 2013 (*in thousands*):

2013	$1,128
2014	613
2015	95
2016	56
2017	19
Total amortization	$1,911

NOTE 8—ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accounts payable and accrued expenses consist of the following (*in thousands*):

	February 2, 2013	January 28, 2012
Accounts payable	$ 81,608	$ 47,440
Accrued freight and duty	17,639	8,896
Accrued compensation	16,621	21,168
Accrued sales taxes	12,783	8,472
Accrued catalog costs	6,906	7,176
Accrued occupancy	5,842	6,203
Accrued professional fees	2,114	2,494
Other accrued expenses	1,840	3,845
Total accounts payable and accrued expenses	$145,353	$105,694

Accounts payable included negative cash balances due to outstanding checks of $28.1 million and $12.4 million as of February 2, 2013, and January 28, 2012, respectively.

Other current liabilities consist of the following (*in thousands*):

	February 2, 2013	January 28, 2012
Unredeemed gift certificate and merchandise credit liability	$18,435	$20,742
Allowance for sales returns	5,206	3,181
Capital lease obligation—current	2,925	4,114
Other liabilities	5,862	2,824
Total other current liabilities	$32,428	$30,861

NOTE 9—LINE OF CREDIT AND TERM LOAN

In August 2011, Restoration Hardware, Inc., along with its Canadian subsidiary, Restoration Hardware Canada, Inc., entered into a credit agreement with Bank of America, N.A., as administrative agent, and certain other lenders. This credit agreement modified a previous facility under which Restoration Hardware, Inc. had a revolving line of credit for up to $190.0 million, as of July 30, 2011. As a result of the modification, the unamortized deferred financing fees of $0.2 million related to the previous line of credit on the date of the modification will be amortized over the life of the new revolving line of credit, which has a maturity date of August 3, 2016. Under the credit agreement, Restoration Hardware, Inc. has a revolving line of credit available of up to $417.5 million (following Restoration Hardware, Inc.'s exercise of the commitment increase option on

November 1, 2012, as described below), of which $10.0 million is available to Restoration Hardware Canada, Inc. The credit agreement was further amended in January 2012 to add a $15.0 million term loan facility with a maturity date of July 6, 2015, which was repaid in full on November 7, 2012, as described below.

Under the credit agreement's commitment increase provision, Restoration Hardware, Inc. had the option to increase the amount of the revolving line of credit by up to an additional $100.0 million, provided that, among other things, the existing lenders or additional lenders agreed to participate in the increased loan commitments under the revolving line of credit, no default under the credit agreement then existed or would result from such increase and sufficient borrowing base collateral was available to support increased loan amounts. On November 1, 2012, Restoration Hardware, Inc. increased the amount of the revolving line of credit by $100.0 million pursuant to this commitment increase provision.

On November 7, 2012, Restoration Hardware, Inc. made payments of $75.7 million on its revolving line of credit and repaid its outstanding term loan of $15.0 million in full. Such payments were funded from the proceeds received as a result of the Company's initial public offering. Upon the repayment of the term loan in full, the Company expensed the remaining debt issuance costs of $0.2 million related to the term loan.

The availability of credit at any given time under the revolving line of credit is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, eligible real estate, and, in the case of the term loan, registered trade names and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the revolving line of credit could be less than the stated amount of the revolving line of credit (as reduced by the actual borrowings and outstanding letters of credit under the revolving line of credit). All obligations under the credit agreement are secured by substantially all of Restoration Hardware, Inc.'s assets, including accounts receivable, inventory, intangible assets, property, equipment, goods and fixtures.

Borrowings under the revolving line of credit are subject to interest, at the borrowers' option, at either the bank's reference rate or LIBOR (or the BA Rate or the Canadian Prime Rate, as such terms are defined in the credit agreement, for Canadian borrowings denominated in Canadian dollars or the United States Index Rate or LIBOR for Canadian borrowings denominated in United States dollars) plus an applicable margin rate, in each case. The weighted-average interest rate for the revolving line of credit was 2.5% as of February 2, 2013.

As of February 2, 2013, $82.5 million was outstanding under the revolving line of credit and the undrawn borrowing availability under the revolving line of credit was $188.5 million. There were $19.5 million and $6.9 million in outstanding letters of credit as of February 2, 2013, and January 28, 2012, respectively.

The credit agreement contains various restrictive covenants, including, among others, limitations on the ability to incur liens, make loans or other investments, incur additional debt, issue additional equity, merge or consolidate with or into another person, sell assets, pay dividends or make other distributions or enter into transactions with affiliates, along with other restrictions and limitations typical to credit agreements of this type and size. The credit agreement does not contain any significant financial or coverage ratio covenants unless the availability under the revolving line of credit is less than the greater of (i) $17.5 million and (ii) 10% of the lesser of (A) the aggregate maximum commitments under the revolving line of credit and (B) the domestic borrowing base. If the availability under the revolving line of credit is less than the foregoing amount, then Restoration Hardware, Inc. is required to maintain a consolidated fixed charge coverage ratio of at least one to one. Such ratio is approximately the ratio on the last day of each month on a trailing twelve-month basis of (a) (i) consolidated EBITDA (as defined in the agreement) minus (ii) capital expenditures, minus (iii) the income taxes paid in cash to (b) the sum of (i) debt service charges plus (ii) certain dividends and distributions paid. As of February 2, 2013, Restoration Hardware, Inc. was in compliance with all covenants, and if the availability under the revolving line of credit were less than the amount described above, Restoration Hardware, Inc. would have been in compliance with the consolidated fixed charge coverage ratio described in the previous sentence. The credit agreement requires a daily sweep of cash to prepay the loans under the credit agreement while (i) an

event of default exists or (ii) the availability under the revolving line of credit for extensions of credit to Restoration Hardware, Inc. is less than the greater of (A) $20.0 million and (B) 15% of the lesser of the aggregate maximum commitments and the domestic borrowing base.

NOTE 10—INCOME TAXES

The following is a summary of the income tax expense (benefit) (*in thousands*):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Current			
Federal	$ —	$ —	$ 53
State	236	331	837
Foreign	(387)	595	280
Total current tax expense (benefit)	(151)	926	1,170
Deferred			
Federal	(48,745)	(76)	135
State	(12,903)	223	(397)
Foreign	(224)	48	(223)
Total deferred tax benefit	(61,872)	195	(485)
Total income tax expense (benefit)	$(62,023)	$1,121	$ 685

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Provision at federal statutory tax rate	35.0%	34.0%	34.0%
State income taxes—net of federal tax impact	0.7	5.6	2.1
Foreign income	0.6	(2.0)	(3.3)
Net adjustments to tax accruals and other	0.1	4.6	(4.4)
Valuation allowance	76.5	(49.4)	(32.5)
Stock-based compensation	(30.0)	12.4	(6.7)
Effective tax rate	82.9%	5.2%	(10.8)%

Significant components of the Company's deferred tax assets and liabilities are as follows (*in thousands*):

	February 2, 2013	January 28, 2012
Current deferred tax assets (liabilities)		
Accrued expense	$ 11,026	$ 9,970
State tax benefit	(931)	(1,370)
Inventory	14,215	11,121
Deferred revenue	20,144	12,213
Net operating loss carryforwards	12,337	27,166
Construction allowance	(1,698)	(1,037)
Prepaid expense and other	(18,056)	(12,729)
Current deferred tax assets	37,037	45,334
Valuation allowance	(31)	(41,173)
Net current deferred tax assets	37,006	4,161
Non-current deferred tax assets (liabilities)		
State tax benefit	(2,040)	(892)
Stock-based compensation	21,231	—
Deferred lease credits	9,687	4,251
Property and equipment	(5,975)	(2,061)
Net operating loss carryforwards	262	7,525
U.S. impact of Canadian transfer pricing	2,091	3,760
Trademarks	(19,361)	(19,275)
Other	1,240	850
Non-current deferred tax assets (liabilities)	7,135	(5,842)
Valuation allowance	(262)	(16,311)
Net non-current deferred tax assets (liabilities)	6,873	(22,153)
Net deferred tax assets (liabilities)	$ 43,879	$(17,992)

A reconciliation of the valuation allowance is as follows (*in thousands*):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Balance at beginning of fiscal year	$ 57,484	$ 68,318	$65,087
Charged to expense	(57,185)	299	(236)
Net changes in deferred tax assets and liabilities	(6)	(11,133)	3,467
Balance at end of fiscal year	$ 293	$ 57,484	$68,318

The Company has recorded deferred tax assets and liabilities based upon estimates of their realizable value, such estimates are based upon likely future tax consequences. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, the Company records a valuation allowance.

As of the end of fiscal year 2012, the Company's U.S. operations achieved a position of cumulative profits (adjusted for permanent differences) for the most recent three-year period. The Company concluded that this record of cumulative profitability in recent years, coupled with its business plan for profitability in future periods,

provided assurance that its future tax benefits more likely than not would be realized. Accordingly, in fiscal 2012, the Company released all of its U.S. valuation allowance of $57.2 million against net deferred tax assets.

As of February 2, 2013, the Company has retained a valuation allowance totaling $0.3 million against deferred tax assets for its Shanghai operations.

As of February 2, 2013, the Company had federal and state net operating loss carryovers of $28.3 million and $31.6 million, respectively. The federal and state net operating loss carryovers will expire between 2014 and 2031. Internal Revenue Code Section 382 and similar state rules place a limitation on the amount of taxable income which can be offset by net operating loss carryforwards after a change in ownership (generally greater than 50% change in ownership). The Company cannot give any assurances that it will not undergo an ownership change in the future resulting in further limitations on utilization of net operating losses.

A reconciliation of the exposures related to unrecognized tax benefits is as follows (*in thousands*):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Balance at beginning of fiscal year	$2,505	$ 9,015	$8,261
Gross (decreases) increases—prior period tax positions	(57)	—	—
Gross increases (decreases)—current period tax positions	—	(14)	1,048
Consent for accounting method change	—	(6,496)	—
Lapses in statute of limitations	(607)	—	(294)
Balance at end of fiscal year	$1,841	$ 2,505	$9,015

As of February 2, 2013 and January 28, 2012, $1.8 million and $2.5 million, respectively, of the exposures related to unrecognized tax benefits would affect the effective tax rate if realized and are included in other long-term obligations on the consolidated balance sheets. These amounts are primarily associated with foreign tax exposures that would, if realized, reduce the amount of net operating losses that would ultimately be utilized. As of February 2, 2013, $0.3 million of the exposures related to unrecognized tax benefits are expected to decrease in the next 12 months due to the lapse of the statute of limitations.

Adjustments required upon adoption of accounting for uncertainty in income taxes related to deferred tax asset accounts were offset by the related valuation allowance. Future changes to the Company's assessment of the realizability of those deferred tax assets will impact the effective tax rate. The Company accounts for interest and penalties related to exposures as a component of income tax expense. The Company has accrued $0.5 million and $1.3 million of interest associated with exposures as of February 2, 2013, and January 28, 2012, respectively.

A significant portion of the Company's unrecognized tax benefits as of January 29, 2011 was related to an uncertain tax position for advanced payments for the sale of gift cards. The Company filed a request to change its accounting method for advanced payments for the sale of gift cards with the IRS in fiscal 2011 and, during the fourth quarter of fiscal 2011, the IRS approved the Company's request. This approval allowed the Company to increase its tax liability for the impact of the change over a four-year period beginning with its January 28, 2012 tax return. The Company reduced its balance of unrecognized tax benefits by $6.5 million for the impact of the approval on this uncertain tax position.

This Company is subject to tax in the United States, Canada, Shanghai and Hong Kong. The Company could be subject to United States federal and state tax examinations for years 2001 and forward by virtue of net

operating loss carryforwards available from those years. There are no United States tax examinations currently in progress. The Company may also be subject to audits in Canada for years 2004 and forward. During fiscal 2012, the Canada Revenue Agency concluded, with no adjustments, its audit of Restoration Hardware Canada, Inc. for the years ended 2006 and 2007 and for the period ended June 16, 2008.

NOTE 11—EARNINGS PER SHARE

On November 1, 2012, the Company acquired all of the outstanding shares of capital stock of Restoration Hardware, Inc. and Restoration Hardware, Inc. became a direct, wholly owned subsidiary of the Company. Outstanding units issued by Home Holdings under its equity compensation plan, referred to as the Team Resto Ownership Plan, were replaced with common stock of the Company at the time of its initial public offering. Restoration Hardware, Inc. was a direct, wholly owned subsidiary of Home Holdings prior to the Company's initial public offering. As a result of these transactions, as of November 1, 2012, 32,188,891 shares of the Company's common stock were outstanding.

On November 7, 2012, the Company completed its initial public offering. In connection with its initial public offering, the Company issued and sold 4,782,609 shares of its common stock.

The weighted-average number of shares for fiscal 2011 is calculated by giving effect to the capitalization of Restoration Hardware Holdings, Inc. on September 2, 2011, which resulted in the number of shares outstanding increasing from 100 shares to 1,000 shares.

The weighted-average number of shares for fiscal 2012 excludes 6,020,152 million shares related to stock options and other stock awards because their inclusion would have an anti-dilutive effect on earnings per share. The Company did not have any anti-dilutive securities in fiscal 2011 or fiscal 2010 because all securities granted in those periods were granted by Home Holdings.

NOTE 12—STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with applicable guidance, which requires the Company to estimate the value of securities issued based upon an option-pricing model and recognize this estimated value as compensation expense over the vesting periods.

Team Resto Ownership Plan

Home Holdings established the Team Resto Ownership Plan in fiscal 2009. Awards under the Team Resto Ownership Plan were granted by the Home Holdings and were made up of the following:

- Time-based units—time-based units vested in annual installments, generally over a five-year graded vesting period.
- Performance-based units—performance-based units vested based on a return on equity investment to the Company's investors between either two times and three times such investment or three times and five times such investment.

All stock-based compensation expense associated with the grants of units by Home Holdings to the Company's directors, executive officers and employees was recorded by the Company.

On November 7, 2012, the Company completed its initial public offering and at the time of the initial public offering, outstanding units under the Team Resto Ownership Plan, were replaced with common stock of the Company.

Team Resto Ownership Plan – Time-Based Units

The following table presents the time-based unit activity in fiscal 2011 and fiscal 2012:

	Number Of Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (In Years)
Outstanding—January 29, 2011	9,801,071	0.61	8.35
Granted	1,626,000	1.28	10.00
Cancelled	(570,426)	0.58	9.53
Forfeited	(567,925)	1.18	9.78
Outstanding—January 28, 2012	10,288,720	0.69	7.43
Granted	—	—	—
Cancelled	(33,000)	0.62	9.36
Forfeited	(253,750)	1.24	9.68
Replaced with common stock	(10,001,970)	0.67	6.65
Outstanding—February 2, 2013	—	—	—

The fair value of each time-based unit granted in fiscal 2011 was estimated on the date of grant using a Monte Carlo method with the following weighted-average assumptions:

Expected volatility	56%
Expected life (years)	0.8
Risk-free interest rate	0.19%
Dividend yield	—

As of February 2, 2013, all compensation expense related to time-based units was recorded by the Company. No stock-based compensation cost had been capitalized in the accompanying consolidated financial statements.

The Company recorded stock-based compensation expense for time-based units of $1.1 million, $1.6 million, and $1.1 million in fiscal 2012, fiscal 2011, and fiscal 2010, respectively, which is included in selling, general and administrative expenses on the consolidated statements of operations.

Team Resto Ownership Plan – Performance-Based Units

The following table presents the performance-based unit activity in fiscal 2011 and fiscal 2012:

	Number Of Units	Weighted-Average Grant Date Fair Value
Outstanding—January 29, 2011	9,422,384	0.25
Granted	1,069,000	0.48
Cancelled	(762,609)	0.35
Forfeited	(607,000)	0.11
Outstanding—January 28, 2012	9,121,775	0.28
Granted	—	—
Forfeited	(45,000)	0.64
Replaced with common stock	(9,076,775)	0.28
Outstanding—February 2, 2013	—	—

The fair value of each performance-based unit granted in fiscal 2011 was estimated on the date of grant using a Monte Carlo method with the following weighted-average assumptions:

Expected volatility	56%
Expected life (years)	0.8
Risk-free interest rate	0.21%
Dividend yield	—

The Company recognizes expense associated with the units when it becomes probable that the performance condition will be met. Once it becomes probable that a participant will vest, the Company recognizes compensation expense equal to the number of shares which have vested multiplied by the fair value of the related shares measured at the grant date. In connection with its initial public offering, the Company recorded $0.8 million related to the vested performance-based units, which is included in selling, general and administrative expenses on the consolidated statements of operations.

2012 Equity Replacement Plan

In connection with the Reorganization, the Board of Directors adopted the Restoration Hardware 2012 Equity Replacement Plan (the "Replacement Plan"), and outstanding units under the Team Resto Ownership Plan were replaced with vested and unvested shares of common stock under the Replacement Plan, in some cases subject to selling restrictions.

A portion of the shares issued under the Replacement Plan, which are fully vested, are subject to resale restrictions whereby the holder may not sell the shares until the earlier of 20 years after the initial public offering, or: (i) with respect to 818,209 of these shares, such resale restrictions will lapse over time in accordance with the dates set forth in the applicable award agreement, and (ii) with respect to 1,523,041 of these shares, such resale restrictions will lapse on the date after the initial public offering on which the price of the Company's common stock reaches a 10-day average closing price per share of $46.50 for at least 10 consecutive trading days.

The Company recorded a non-cash compensation charge at the Reorganization of $39.1 million related to the awards granted under the Replacement Plan which is included in selling, general and administrative expenses on the consolidated statements of operations.

A portion of the shares issued under the Replacement Plan are unvested restricted shares issued to Carlos Alberini, the Company's Chief Executive Officer, and Gary Friedman, who serves as the Company's Creator and Curator, in replacement of certain of their performance-based units granted under the Team Resto Ownership Plan. With respect to the 1,331,548 shares received by Mr. Alberini and Mr. Friedman in replacement of certain of their performance-based units, such shares begin to vest during the 36-month period following the initial public offering when the price of the Company's common stock reaches a 10-day average closing price per share of $31.00 for at least 10 consecutive trading days, and such shares shall fully vest when the price of the Company's common stock reaches a 10-day average closing price per share of $46.50 for at least 10 consecutive trading days (with proportional vesting in between). In addition, with respect to the 512,580 shares received by Mr. Alberini and Mr. Friedman in replacement of certain of their performance-based units, such shares shall begin to vest during the 36-month period following the initial public offering when the 10-day average closing price of the Company's common stock exceeds the initial public offering price of $24.00 per share for at least 10 consecutive trading days, and such shares shall fully vest when the 10-day average closing price of the Company's common stock reaches a price per share of $31.00 for at least 10 consecutive trading days (with proportional vesting in between) during the period.

In connection with Mr. Friedman's resignation and new role as the Creator and Curator, 1,185,511 shares of unvested stock he received in replacement of certain performance-based units will be marked to market every period until the required vesting criteria are met in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

During the fourth quarter of fiscal 2012, all 512,580 shares received by Mr. Alberini and Mr. Friedman in replacement of certain of their performance-based units met the performance objective of $31.00 per share for at least 10 consecutive trading days. The Company recorded a non-cash compensation charge of approximately $12.5 million related to these awards in fiscal 2012 which is included in selling, general and administrative expenses on the consolidated statements of operations. During the fourth quarter of fiscal 2012, 442,932 shares of the 1,331,548 shares received by Mr. Alberini and Mr. Friedman in replacement of certain of their performance-based units had vested in accordance with the performance objective as described above. The Company recorded a non-cash compensation charge of approximately $10.6 million related to these awards in fiscal 2012 which is included in selling, general and administrative expenses on the consolidated statements of operations. Unrecognized compensation for units that have not yet met the performance objectives as of February 2, 2013 was $16.4 million.

Subsequent to February 2, 2013, and through April 16, 2013, 140,457 shares of the 1,331,548 shares received by Mr. Alberini and Mr. Friedman in replacement of certain of their performance-based units had vested in accordance with the performance objective as described above. The Company will record a non-cash compensation charge of approximately $3.4 million related to these awards in the first quarter of fiscal 2013 through April 16, 2013. Additionally, the unvested portion will continue to vest based upon stock price performance in future periods as described above.

Aside from the awards described above, no other awards will be granted under the Replacement Plan.

2012 Stock Option Plan and 2012 Stock Incentive Plan

In connection with the Reorganization, the Board of Directors adopted the Restoration Hardware 2012 Stock Option Plan (the "Option Plan"), pursuant to which 6,829,041 fully vested options were granted in connection with the Reorganization to certain of the Company's employees and advisors, including Mr. Alberini and Mr. Friedman. The options granted under this plan were fully vested upon the completion of the initial public offering and are subject to resale restrictions whereby the holder may not sell the shares for a period of 20 years after the initial public offering, except as follows: (i) with respect to 875,389 of these shares with an exercise price of $29.00 per share, such resale restrictions will lapse over time in accordance with the dates set forth in the applicable award agreement, and (ii) with respect to 5,953,652 shares with an exercise price of $46.50 per share, such resale restrictions will lapse on dates after the initial public offering on which the 10-day average closing price per share of the Company's common stock reaches specified levels ranging from $50.75 to $111.25 for at least 10 consecutive trading days. Aside from these options granted in connection with the Reorganization, no other awards will be granted under the Option Plan.

In connection with the Reorganization, the Board of Directors adopted the Restoration Hardware 2012 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for the grant of incentive stock options to the Company's employees, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, cash-based awards and any combination thereof to the Company's employees, directors and consultants and the Company's parent and subsidiary corporations' employees, directors and consultants. In connection with the Reorganization, the Board of Directors granted options to purchase 1,264,036 shares of the Company's common stock to employees of the Company under the Stock Incentive Plan, which options were fully vested upon the completion of the initial public offering, with a weighted-average exercise price equal to $26.50 per share.

In addition, in connection with the Reorganization, the Board of Directors granted an aggregate of 40,623 restricted stock units to certain of the Company's directors under the Stock Incentive Plan. Such restricted stock units vested in full on January 31, 2013.

In connection with the grants under the Option Plan and the Stock Incentive Plan, the Company recorded a non-cash compensation charge at the Reorganization of $52.0 million related to these awards which is included in selling, general and administrative expenses on the consolidated statements of operations.

As of February 2, 2013, the total number of shares issuable under the Option Plan and Stock Incentive Plan was 11,900,671. Awards under the plans reduce the number of shares available for future issuance. Cancellations and forfeitures of shares previously granted increase the number of shares available for future issuance. The number of shares available for future issuance under the Stock Incentive Plan as of February 2, 2013 was 3,700,471. There are no more shares available for issuance under the Option Plan.

A summary of stock option activity under the Option Plan and the Stock Incentive Plan for fiscal 2012 is as follows:

	Options	Weighted-Average Exercise Price
Outstanding—January 28, 2012	—	$ —
Granted	8,159,577	41.41
Exercised	—	—
Forfeited	—	—
Outstanding—February 2, 2013	8,159,577	$41.41

A summary of additional information about stock options in fiscal 2012 is as follows:

Weighted-average fair value per share of stock options granted	$ 6.34
Aggregate intrinsic value of stock options exercised (in thousands)	$ —
Fair value of stock options vested (in thousands)	$51,063

Information about stock options outstanding, vested or expected to vest, and exercisable as of February 2, 2013 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$24.00 - $29.00	2,139,425	9.74	$27.52	2,139,425	$27.52
$30.00 - $33.00	66,500	9.89	32.38	—	—
$46.50	5,953,652	9.74	46.50	5,953,652	46.50
Total	8,159,577	9.74	$41.41	8,093,077	$41.48
Vested or expected to vest as of February 2, 2013	8,159,577	9.74	$41.41		

The aggregate intrinsic value of options outstanding, options vested or expected to vest, and options exercisable as of February 2, 2013 was $18.9 million, $18.9 million, and $18.6 million, respectively. Stock options exercisable as of February 2, 2013 had a weighted-average remaining contractual life of 9.74 years.

As of February 2, 2013, the total unrecognized compensation expense related to unvested options was $0.5 million, which is expected to be recognized on a straight-line basis over a weighted-average period of 3.80 years. No stock-based compensation cost has been capitalized in the accompanying consolidated financial statements.

NOTE 13—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan for its employees who meet certain service and age requirements. Participants may contribute up to 50% of their salaries limited to the maximum allowed by the Internal Revenue Service regulations. The Company, at its discretion, may contribute funds to the 401(k) plan. The Company made no contributions to the 401(k) plan during fiscal 2012, fiscal 2011, or fiscal 2010.

NOTE 14—RELATED PARTY TRANSACTIONS

Resignation of Co-Chief Executive Officer and Formation of Hierarchy

The Company's former Chairman and Co-Chief Executive Officer, Gary Friedman, resigned from these positions and as a director of the Company effective as of October 20, 2012. In connection with such resignation, Mr. Friedman and the Company entered into an advisory services agreement that provides for Mr. Friedman to advise the Company in his role as the Creator and Curator with respect to product development, merchandising and other creative matters. The agreement has a five-year term and is renewable for an additional five-year period. In addition, in connection with the Company's initial public offering, Home Holdings has agreed to invest $5 million, consisting of $2.5 million in an initial tranche and up to $2.5 million in one or more additional tranches, directly or indirectly, in Hierarchy, LLC ("Hierarchy"), a newly formed entity in which Mr. Friedman has a controlling interest. If requested by Home Holdings and agreed to by the Company, the Company may make these subsequent investments. The Company will have the right to acquire all or a portion of Home Holdings' interest in Hierarchy between the second and third anniversaries of the Company's initial public offering, at the greater of the then fair market value and the price paid by Home Holdings. As of February 2, 2013, the initial investment tranche of $2.5 million had not been funded by Home Holdings.

In addition, Home Holdings has assigned to the Company its right of first offer and co-sale right over the sale by Mr. Friedman of his interests in Hierarchy, its right of first offer over the sale of Hierarchy or any of its lines of business and its preemptive rights on issuances of additional interests in Hierarchy. The agreements among Hierarchy, Home Holdings, Mr. Friedman and the Company contemplate that the Company will enter into an agreement to provide Hierarchy with back office, logistics, supply chain and administrative support, with pricing determined based on the fair market value of such services. Unless otherwise agreed by Home Holdings, for two years from the date of the Hierarchy operating agreement, Hierarchy's line of business will be limited to apparel and apparel related businesses. In addition, Hierarchy will be permanently prohibited from entering into lines of business in which the Company is engaged and certain lines of business in which the Company may become engaged (other than luggage, which Hierarchy may enter into after such two year period). Mr. Friedman is also a significant stockholder in the Company and will continue to advise the Board of Directors in an observer capacity, with the honorary title of Chairman Emeritus.

Management Agreement

Pursuant to the Amended and Restated Management Services Agreement with certain affiliates of Catterton, Tower Three and Glenhill, such affiliated entities were to provide services to the Company for general management, consulting services and other strategic planning functions. The amount of the annual management fee payable to Catterton, Tower Three and Glenhill under the Amended and Restated Management Services Agreement was equal to 1.5% of Catterton's and Tower Three's invested capital in Home Holdings and 1% of Glenhill's invested capital in Home Holdings.

The Amended and Restated Management Services Agreement provided that the term of the agreement ends upon the consummation of an initial public offering, and that additional fees would be payable upon termination in connection with an initial public offering. The Company paid additional fees upon such termination in connection with its initial public offering to Catterton, Tower Three and Glenhill in the amount of $3.3 million, $3.1 million and $0.6 million, respectively.

In addition to the initial public offering termination fees, the Company recorded management fees of $3.9 million in selling, general and administrative expenses in fiscal 2012 and such management fees were paid by the Company as of February 2, 2013.

The Company recorded management fees of $9.9 million in selling, general and administrative expenses in fiscal 2011, of which $6.0 million was paid directly by Home Holdings and reflected as a capital contribution from Home Holdings through additional paid-in capital. The remaining $3.9 million was paid by the Company as of January 28, 2012.

The Company recorded management fees of $3.9 million in selling, general and administrative expenses in fiscal 2010 and such management fees were paid by the Company as of January 29, 2011.

Executive Loans with Home Holdings

In December 2008, Mr. Friedman entered into a $1.0 million loan with Home Holdings in connection with the purchase of a 0.3% ownership interest in Home Holdings. The full recourse loan initially bore interest at a rate of 8.0% per annum. If the interest was not paid in cash on December 31 of each year, such interest was deemed paid by capitalization and added to the principal amount of the loan. Principal and accrued interest was due the earlier of December 31, 2018, upon the sale of the Company or upon Mr. Friedman's termination of employment. In May 2010, the loan was amended and restated to, among other things, reduce the interest rate to 5.0% per annum, as of the date of the original $1.0 million loan received in December 2008, modify the maturity date to December 31, 2015, and provide for an additional $5.0 million loan from Home Holdings in connection with the purchase of an additional 1.7% ownership interest in Home Holdings.

In September 2011, Mr. Friedman repaid the loans owed to Home Holdings, together with accrued interest thereon, through the reclassification by Home Holdings of Mr. Friedman's pre-Reorganization Class A units and Class A-1 units in Home Holdings into an equal number of pre-Reorganization Class A Prime units and Class A-1 Prime units in Home Holdings, respectively. The Class A Prime units and Class A-1 Prime units, which are not subject to any future vesting, do not entitle Mr. Friedman to distributions from Home Holdings until after certain amounts have been distributed to the holders of Class A units, commensurate with the amount of all previously outstanding principal and interest on the loans. On the date of such repayment, the total principal amount of the loans, including all accrued interest thereon, was $6,559,877. No prior payments of principal or interest were made by Mr. Friedman under the loan agreements. The Company completed a valuation analysis regarding the reclassification of units which resulted in a $6.4 million compensation charge included in selling, general and administrative expenses on the consolidated statements of operations for fiscal 2011 and reflected as a capital contribution from Home Holdings through additional paid-in capital. Such compensation charge was calculated as the total principal amount of the loans, including all accrued interest thereon, as of the repayment date, less the difference in fair value of the Class A units and Class A-1 units in Home Holdings as compared to the Class A Prime units and Class A-1 Prime units in Home Holdings.

In May 2010, Mr. Alberini, the Company's Chief Executive Officer, entered into a $4.0 million loan with Home Holdings in connection with the purchase of a 1.4% ownership interest in Home Holdings bearing interest at the rate of 5.0% per annum with a maturity date of ninety days from the original date of such note. The loan to Mr. Alberini was repaid in full on August 25, 2010.

In April 2011, Ken Dunaj, the Company's Chief Operating Officer, entered into a $600,000 loan with Home Holdings. The full recourse loan bears interest at 5.0% per annum and is secured by Mr. Dunaj's Team Restoration Ownership Plan units. The loan, together will all interest accrued but unpaid, is due and payable on the first to occur of (i) December 31, 2015, (ii) ninety days following termination of employment, (iii) the date of any sale of the Company, (iv) the date of an initial public offering, (v) the date of any acceleration that might occur as a result of a defined default under the note, or (vi) demand for repayment by Home Holdings.

In September 2011, Mr. Dunaj repaid the loan owed to Home Holdings, together with accrued interest thereon, through the reclassification by Home Holdings of Mr. Dunaj's pre-Reorganization Class B units issued under the Team Resto Ownership Plan into an equal number of pre-Reorganization Class B Prime units under the Team Resto Ownership Plan. The Class B Prime units are entitled to a lower distribution amount than Class B units, commensurate with the amount of all previously outstanding principal and interest on the loan. On the date of such repayment, the total principal amount of the loan, including all accrued interest thereon, was $620,712. No prior payments of principal or interest were made by Mr. Dunaj under the loan agreement. On the date of such repayment, Mr. Dunaj surrendered 300,000 of his unvested Class B performance units under the Team Resto Ownership Plan. The Company undertook a valuation analysis regarding the reclassification of units which resulted in no compensation charge recorded in connection with the reclassification in the Company's consolidated financial statements for fiscal 2011 as it relates to vested awards and over the remaining vesting periods for currently unvested awards.

NOTE 15—COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain property consisting of retail and outlet stores, corporate offices, distribution centers and equipment. Leases expire at various dates through 2027. The stores, distribution centers and corporate office leases generally provide that the Company assumes the maintenance and all or a portion of the property tax obligations on the leased property. Most store leases also provide for minimum annual rentals, with provisions for additional rent based on a percentage of sales and for payment of certain expenses.

The aggregate future minimum rental payments under leases in effect as of February 2, 2013, are as follows (*in thousands*):

	Capital Leases	Operating Leases	Total
2013	$ 3,070	$ 62,343	$ 65,413
2014	1,414	55,137	56,551
2015	184	47,919	48,103
2016	42	43,497	43,539
2017	—	39,545	39,545
Thereafter	—	224,395	224,395
Minimum lease commitments	4,710	$472,836	$477,546
Less—amount representing interest	(183)		
Present value of capital lease obligations	4,527		
Less—current capital lease obligations	(2,925)		
Long-term capital lease obligations	$ 1,602		

The current and long-term capital lease obligations are included in other current liabilities and other long-term obligations, respectively, on the consolidated balance sheets.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals and are excluded from minimum lease payments and included in the determination of total rental expense when it is probable that the expense has been incurred and the amount is reasonably estimable. Future payments for insurance, real estate taxes and repair and maintenance to which the Company is obligated are excluded from minimum lease payments. Minimum and contingent rental expense under operating leases is as follows (*in thousands*):

	Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Operating leases			
Minimum rental expense	$52,750	$51,665	$48,801
Contingent rental expense	3,318	1,456	900
Total operating leases	$56,068	$53,121	$49,701

Commitments

The Company had no off balance sheet commitments as of February 2, 2013.

Contingencies

The Company is involved from time to time in various legal claims, actions and complaints arising in connection with its business. The outcome of matters the Company is involved in cannot be determined at this time and the results cannot be predicted with certainty and could result in unexpected expenses and liability and could also materially adversely affect the Company's operations.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, in view of the inherent difficulty of predicting the outcome of those matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

NOTE 16—SEGMENT REPORTING

The Company defines an operating segment on the same basis that it uses to evaluate performance internally by the Chief Operating Decision Maker ("CODM"). The Company has determined that the Chief Executive Officer (or Co-Chief Executive Officers prior to Mr. Friedman's resignation from such position) was its CODM and there was one operating segment. Therefore, the Company reports as a single segment. This includes all sales channels accessed by the Company's customers, including sales through catalogs, sales through the Company's website and sales through the Company's stores.

The Company classifies its sales into furniture and non-furniture product lines. Furniture includes both indoor and outdoor furniture from the Company's business lines. Non-furniture includes lighting, textiles, accessories and home décor. Net revenues in each category were as follows (*in thousands*):

	Year Ended		
	February 2, 2013	**January 28, 2012**	**January 29, 2011**
Furniture	$ 628,092	$477,730	$339,173
Non-furniture	564,954	480,354	433,579
Total net revenues	$1,193,046	$958,084	$772,752

The Company is domiciled in the United States and operates stores in the United States and Canada. Revenues from Canadian operations, and the long-lived assets in Canada, are not material to the Company. Geographic revenues are determined based upon where service is rendered.

No single customer accounted for more than 10% of the Company's revenues in fiscal 2012, fiscal 2011, or fiscal 2010.

NOTE 17—RETAIL STORE CLOSURES AND OFFICE RESTRUCTURING

Shanghai Office Restructuring

In April 2011, the Company restructured its Shanghai office location and terminated employees at that office, as well as terminated employees within the corporate headquarters in Corte Madera, CA. As a result, during fiscal 2011, the Company incurred $1.6 million in restructuring related costs, including one-time employee termination benefits, contract termination fees, loss on disposal of capitalized property and equipment, and other associated costs, which are included in selling, general and administrative expenses on the consolidated statements of operations. During fiscal 2012, the Company did not incur any restructuring related costs. At February 2, 2013, the Company did not have any remaining future liabilities related to this office restructuring. The Company does not expect to incur additional costs associated with this office restructuring in future periods.

Retail Store Closures

In June and July 2011, the Company closed four retail store locations prior to their respective lease termination dates. As a result, during fiscal 2011, the Company incurred $3.2 million in exit related costs, including contract termination fees, one-time employee termination benefits and other associated costs. During fiscal 2012, the Company recorded income of $0.4 million related to a change in estimate of liabilities related to closed stores. At February 2, 2013, the Company had remaining future liabilities existing under the lease agreements of $0.3 million which consist of contract termination fees. The Company does not expect to incur additional costs associated with these retail store closures in future periods.

NOTE 18—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for fiscal 2012 and fiscal 2011 are set forth below (*in thousands, except share and per share amounts*):

	Three Months Ended			
Fiscal 2012	**April 28, 2012**	**July 28, 2012**	**October 27, 2012**	**February 2, 2013**
Net revenues	$217,914	$292,906	$284,171	$ 398,055
Gross profit	75,268	114,127	101,880	145,174
Net income (loss)	(3,728)	17,616	1,685	(28,362)
Weighted-average shares used in computing basic and diluted net income (loss) per share	1,000	1,000	1,000	35,692,064
Basic and diluted net income (loss) per share	$ (3,728)	$ 17,616	$ 1,685	$ (0.79)

	Three Months Ended			
Fiscal 2011	**April 30, 2011**	**July 30, 2011**	**October 29, 2011**	**January 28, 2012**
Net revenues	$184,760	$235,623	$232,459	$305,242
Gross profit	63,184	91,246	84,393	117,526
Net income (loss)	(6,218)	7,582	(4,830)	24,054
Weighted-average shares used in computing basic and diluted net income (loss) per share	100	100	674	1,000
Basic and diluted net income (loss) per share	$ (62,180)	$ 75,820	$ (7,166)	$ 24,054

The three months ended February 2, 2013 includes (i) a $92.0 million non-cash compensation charge related to equity grants at the time of the Reorganization, (ii) a non-cash compensation charge of $23.1 million related to the performance-based vesting of certain shares granted to Mr. Alberini and Mr. Friedman, (iii) costs incurred in connection with the initial public offering, including a fee of $7.0 million to Catterton, Tower Three and Glenhill in accordance with the Company's management services agreement, payments of $2.2 million to certain former executives and bonus payments to employees of $1.3 million and (iv) $3.3 million incurred as a result of increased tariff obligations of one of the Company's foreign suppliers following the U.S. Department of Commerce's review of the anti-dumping duty order on wooden bedroom furniture from China for the period from January 1, 2011 through December 31, 2011. In addition, as of the end of fiscal 2012, the Company's U.S. operations had returned to a position of cumulative profits (adjusted for permanent differences) for the most recent three-year period. The Company concluded that this record of cumulative profitability in recent years, coupled with its business plan for profitability in future periods, provided assurance that the Company's future tax benefits more likely than not would be realized. Accordingly, in the three months ended February 2, 2013, the Company released all of its U.S. valuation allowance of $57.2 million against net deferred tax assets.

The three months ended July 28, 2012 and October 27, 2012 include $2.0 million and $2.8 million, respectively, of legal and other professional fees incurred in connection with the investigation conducted by the special committee of the board of directors relating to Mr. Friedman and its subsequent remedial actions.

The three months ended October 29, 2011 includes a $6.4 million compensation charge related to the repayment of loans owed to Home Holdings by Mr. Friedman, through the reclassification by Home Holdings of Mr. Friedman's Class A and Class A-1 ownership units into an equal number of Class A Prime and Class A-1 Prime ownership units.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Restoration Hardware Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of Restoration Hardware Holdings, Inc. and its subsidiaries at February 2, 2013 and January 28, 2012 and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, CA
April 25, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that the information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Exemption from Management's Report on Internal Control Over Financial Reporting for the Fiscal Year Ended February 2, 2013

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive Proxy Statement for the Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

- Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012
- Consolidated Statements of Operations for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011
- Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011
- Consolidated Statements of Cash Flows for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011
- Notes to the Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

2. Financial Statement Schedules

Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements or notes described in Item 15(a)(1) above.

3. Exhibits

The Exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESTORATION HARDWARE HOLDINGS, INC.

By: /s/ Carlos Alberini

Carlos Alberini
Chief Executive Officer

Date: April 26, 2013

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Carlos Aberini and Karen Boone, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carlos Alberini Carlos Alberini	Chief Executive Officer; Director (Principal Executive Officer)	April 26, 2013
/s/ Karen Boone Karen Boone	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)	April 26, 2013
/s/ Eri Chaya Eri Chaya	Director	April 26, 2013
/s/ J. Michael Chu J. Michael Chu	Director	April 26, 2013
/s/ Mark Demilio Mark Demilio	Director	April 26, 2013
/s/ William Forrest William Forrest	Director	April 26, 2013
/s/ Thomas Mottola Thomas Mottola	Director	April 26, 2013
/s/ Barry Sternlicht Barry Sternlicht	Director	April 26, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Date of First Filing	Exhibit Number	
3.1	Certificate of Incorporation of Restoration Hardware Holdings, Inc.	—	—	—	—	X
3.2	Bylaws of Restoration Hardware Holdings, Inc.	—	—	—	—	X
4.1	Form of Restoration Hardware Holdings, Inc.'s Common Stock Certificate.	S-1/A	333-176767	October 23, 2012	4.1	
10.1	Form of Indemnification Agreement entered into by and between Restoration Hardware Holdings, Inc. and each of its directors.	S-1/A	333-176767	October 23, 2012	10.4	
10.2	First Amendment to Ninth Amended and Restated Credit Agreement dated as of January 6, 2012, by and among Restoration Hardware, Inc., as lead borrower, Restoration Hardware Canada, Inc., as Canadian borrower, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent.	S-1	333-176767	June 26, 2012	10.5	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Date of First Filing	Exhibit Number	
10.3	Ninth Amended and Restated Credit Agreement dated as of August 3, 2011, by and among Restoration Hardware, Inc., as lead borrower, Restoration Hardware Canada, Inc., as Canadian borrower, the other borrowers party thereto, the guarantors party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent.	S-1	333-176767	June 26, 2012	10.6	
10.4	Stockholders Agreement dated as of November 7, 2012, by and between Restoration Hardware Holdings, Inc., and Home Holdings, LLC.	—	—	—	—	X
10.5	Registration Rights Agreement dated as of November 7, 2012, by and among Restoration Hardware Holdings, Inc., Home Holdings, LLC, CP Home Holdings, LLC, Tower Three Home, LLC, and the other parties thereto.	—	—	—	—	X
10.7	Advisory Services Agreement dated as of October 20, 2012, between Restoration Hardware, Inc. and Gary Friedman.	S-1	333-176767	October 31, 2012	10.18	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference File Number	Date of First Filing	Exhibit Number	Filed Herewith
10.8	Employment Agreement dated as of November 1, 2012 by and between Restoration Hardware, Inc. and Carlos Alberini.	—	—	—	—	X
10.9	Employment Agreement dated as of November 1, 2012, by and between Restoration Hardware, Inc. and Karen Boone.	—	—	—	—	X
10.10	Amended and Restated Offer Letter, between Restoration Hardware, Inc. and Ken Dunaj.	S-1	333-176767	October 23, 2012	10.3	
10.11	2012 Equity Replacement Plan and related documents.	S-8	333-184716	November 2, 2012	4.2	
10.12	2012 Stock Incentive Plan and related documents.	S-8	333-184716	November 2, 2012	4.3	
10.13	2012 Stock Option Plan and related documents.	S-8	333-184716	November 2, 2012	4.4	
21.1	Subsidiary List	S-1	333-176767	June 26, 2012	21.1	
23.1	Consent of PricewaterhouseCoopers LLP	—	—	—	—	X
24.1	Power of Attorney (included on signature page)	—	—	—	—	X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Date of First Filing	Exhibit Number	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	—	—	—	—	X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.	—	—	—	—	X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—	—	—	X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—	—	—	X
101.INS	XBRL Instance Document	—	—	—	—	X
101.SCH	XBRL Taxonomy Extension Schema Document	—	—	—	—	X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	—	—	—	—	X
101.DEF	XBRL Extension Definition	—	—	—	—	X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	—	—	—	—	X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	—	—	—	—	X

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate and Stockholder Information

Executive Officers, Advisors and Directors
Carlos Alberini
Chief Executive Officer and Director

Gary Friedman
Chairman Emeritus, Creator and Curator

Karen Boone
Chief Financial Officer

Ken Dunaj
Chief Operating Officer

Eri Chaya
Chief Creative Officer and Director

J. Michael Chu
Director

Mark Demilio
Director

William Forrest
Director

Thomas Mottola
Director

Barry Sternlicht
Director

2013 Annual Meeting
Thursday, June 27, 2013 at 11:00 am Pacific
St. Regis Hotel
125 3rd Street
San Francisco, California 94103

Corporate Headquarters
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, California 94925
www.restorationhardware.com

Investor Relations
Phone: 415-945-4998
Email: investorrelations@rh.com
ir.restorationhardware.com

Stock Exchange
Restoration Hardware Holdings, Inc. is listed on the New York Stock Exchange under the symbol RH.

Transfer Agent
Computershare Investor Services
P.O. Box 43023
Providence, Rhode Island 02940-3023
Phone: 877-282-1169

Corporate Counsel
Morrison & Foerster LLP
San Francisco, California

Independent Auditors
PricewaterhouseCoopers LLP
San Francisco, California





Corporate Profile

Mobile Mini, Inc. is the world's leading provider of portable storage solutions through its lease fleet, as of March 31, 2013, of over 230,000 portable storage units and offices. Through a network of locations in the United States, Canada, United Kingdom and The Netherlands, the Company leases secure, high quality portable storage containers and offices, offers a diversified product line and delivers excellent customer service.

Mobile Mini's ongoing success stems from the Company's consistent attention to a number of key marketing and operational drivers. These drivers include maintaining an internal growth focus, increasing market awareness, offering superior and differentiated products, emphasizing sales and marketing, maintaining a national presence coupled with local service, geographic and customer diversification, employee retention and promotion, and fostering a culture dedicated to superior customer service.

Since its founding in 1983, Mobile Mini's diligent focus on these initiatives has driven the Company's expansion from one location to a current network of 137 locations and has enabled the Company to build a solid financial foundation and positioned Mobile Mini to continue its pattern of market leadership and sustainable growth.

	2010 (1)	2011 (2)	2012 (3)
Margin Analysis*	% of total revenues	% of total revenues	% of total revenues
Adjusted EBITDA	39.2	37.0	36.3
Adjusted Operating Income	28.4	27.1	26.8
Adjusted Net Income	7.0	9.0	10.6

* Adjusted EBITDA, adjusted operating income and adjusted net income as presented are non-GAAP financial measures.

(1) Excludes integration, merger and restructuring expense of $2.5 million net of income tax benefit of $1.5 million, one-time expenses of $0.2 million net of income tax benefit of $0.1 million and debt restructuring expense and deferred financing costs write-off of $7.1 million net of income tax benefit of $4.4 million.

(2) Excludes integration, merger and restructuring expenses of $0.9 million net of income tax benefit of $0.5 million, one-time expenses of $0 .9 million net of income tax benefit of $0.5 million and acquisition costs of $0.4 million net of income tax benefit of $0.2 million. Also excludes debt restructuring expense of $0.8 million net of income tax benefit of $0.5 million and an income tax benefit of $0.9 million for a statutory tax rate reduction in the U.K.

(3) Excludes integration, merger and restructuring expense of $4.4 million net of income tax benefit of $2.7 million, one-time expenses and acquisition costs of $0.2 million net of income tax benefit of $0.1 million and debt restructuring and deferred financing cost write-off of $2.9 million net of income tax benefit of $1.8 million. Also excludes an income tax benefit of $1.1 million for a statutory rate reduction in the U.K.

mobile mini®

Dear Shareholders:



Erik Olsson
President & CEO

I'd like to begin my first letter to Mobile Mini shareholders by saying how excited I am to be here, particularly as we celebrate our 30th year in business. By way of background, I have 12 years of experience in the equipment rental business, six as President and CEO of NYSE-listed RSC Holdings, Inc. of Scottsdale, AZ, which was acquired by United Rentals in April 2012, and the balance in other senior level positions, including CFO and COO, at RSC and its former parent company, Atlas Copco Group. My experience in the rental industry, Mobile Mini's reputation as a best-in-class company with a superior business model and the potential to accelerate growth made the opportunity to join Mobile Mini extremely compelling. Now, after several months of firsthand experience visiting our locations and meeting with our outstanding employees, I am even more enthused and have a greater appreciation for the tremendous value-creating capacity of this business.

2012 Results and Achievements

Mobile Mini is a company with strong positive momentum underway; momentum that continued into the first quarter of 2013 and should continue through the balance of this year and well beyond.

With respect to 2012, Mobile Mini's market leading position in attractive geographic markets and the selective addition of new locations in recent years contributed to solid growth. Increasing fleet utilization drove gains in leasing revenues, and the high degree of operating leverage inherent in our business model translated into adjusted EBITDA and adjusted net income expansion. Our financial position strengthened throughout the year, as our improved operational performance and lower interest expense produced significant free cash flow which contributed to debt reduction. A more detailed review of our financial performance and capitalization follows in the 2012 Annual Report on Form 10-K.









* See Selected Financial Data and Free Cash Flow at the end of this Annual Report for reconciliation of non-GAAP measure to nearest GAAP measures.

For the full year 2012 as compared to full year 2011:

- Total revenues increased by 5.5% to $381.3 million;
- Leasing revenues rose 7.9% to $340.8 million;
- Adjusted EBITDA rose 3.5% to $138.3 million;
- Adjusted net income increased 24.7% to $40.5 million; and
- Adjusted diluted earnings per share increased 23.3% to $0.90.

Utilization rose 2.9 percentage points from 2011 levels to an average of 60%, helped by stronger demand overall and better traction in the construction and retail markets. We put more units on rent in part due to our ability to move idle fleet to markets where demand is strong as well as to new locations. Yield, or revenue per unit on rent, was up 4.5% in 2012. This increase is attributable to the combined effect of rising rental rates and higher delivery and pick-up revenues. Our pricing performance reflects our premier, differentiated products, and best-in-class customer service, which enable us to sell value to our customers.

With our strong profitability and significant operating leverage, Mobile Mini generates abundant free cash flow, even as we add greenfield locations. In 2012 we generated free cash flow of $65.1 million, and reduced debt by $53.7 million, after payment of refinancing costs meaningfully reducing our leverage ratio. We plan to lower our debt further in 2013.

2012 New Markets

After entering 12 new markets in 2011, we added four locations in 2012 through greenfield expansions in: Rochester, NY; Palm Springs, CA; Lexington, KY, and Williston, ND. We also made a small acquisition in Calgary that we rolled into an existing branch. The investment associated with these locations has been minimal as we have been able to relocate existing assets to these markets, improving our overall utilization levels and positioning the new operations to quickly become profitable. Of the 16 new markets we've entered since the beginning of 2011, 13 were EBITDA positive for 2012 and all of them are trending to be positive as of the date of this letter. Thus far in 2013, we've added a new operational yard in Utica, NY and, using our replicable template and business model, we expect to open more locations as the year progresses, as discussed later in this letter.

What Sets Us Apart

A key aspect of the Mobile Mini business model is our lease fleet. Our portable storage units have a number of differentiating features including a proprietary locking system and easy opening premium doors. These assets have attractive, highly leverageable economic characteristics, the most notable of which are that they:

- have useful lives exceeding 30 years, relatively low maintenance and high residual values;
- have an average lease term of 36 months and average rental rates that recover our initial per-unit investment over a similar time period;
- are made of heavy-duty steel and can be stacked up to three high in low-cost storage yards; and
- generate robust incremental leasing margins as a result.



As of March 31, 2013 we had 137 locations, 118 in North America and 19 in Europe, predominantly in the U.K. In 2012 we served more than 83,000 customers, up from 80,000 in 2011. These customers use our storage containers as a lower cost alternative to renting more warehouse or office space and are commonly used to securely store materials and equipment, retail and manufacturing inventory, documents and records, and other goods. Due to the various sizes and features we offer, our units are highly versatile and may be utilized for a wide variety of applications in numerous industries. Our steel and wooden offices, which represent approximately 18% of our fleet, are frequently used as golf course clubhouses, first aid units, guard/security units, sales offices and job site offices.

But our market leadership isn't all about hard assets. It's also built on service, the kind that breeds a high degree of customer loyalty. The most respected customer loyalty yardstick is what is called the "Net Promoter® Score" (NPS). The NPS is derived by an independent third party that asks 1,200 of our customers each month whether they would recommend us to a friend or colleague. In recent months our scores have been in the 80%-range, a level consistent with a world-class service company such as Amazon and Apple[1]. With feedback this positive, it's not surprising that nearly 65% of our leasing revenues come from repeat customers.

Effective use of technology is another differentiating factor. We use Salesforce.com, which is integrated with our Enterprise Resource Planning (ERP) system, to help us identify new customer leads. Our order processing system ensures that our customers get what they need, where they need it, when they need it. We utilize an advanced transportation logistics system that helps our drivers select the optimal routes when delivering and picking up units, thereby saving time and fuel.

Opportunities

So how do we improve on a business that's already delivering impressive results? From my perspective, I am championing: 1) targeted sales efforts, 2) further improvement in operational effectiveness and 3) geographic expansion.

One of our top strategic priorities is the intensification of our sales efforts, a process we began in 2012 when we hired a new head of our National Sales Center (NSC) in Tempe, Arizona. The NSC is a centralized communications center

[[1]Source: Sagemetrix]



We have a proven, repeatable, formula for bringing new branches and low cost operational yards online requiring minimal capex and start-up investment by repositioning existing idle fleet. Using this model, a new location typically reaches breakeven within 12 months.

that coordinates follow-up actions on new customer leads and conducts outbound marketing campaigns. We are in the process of hiring a SVP of Sales and Marketing, which is a new position at Mobile Mini. This individual will be responsible for targeting our sales organization on industry verticals outside of the construction market. Our new SVP of Sales and Marketing will direct the efforts of a more industry-focused sales force to address opportunities in verticals such as



industrial, oil & gas services, retail, hotels, and schools among others. We're also working on further developing our national accounts platform for our large, multi-location customers.

We are also engaged in identifying operating efficiencies that can enhance the way we service our customers and complement our sales efforts as we strive to broaden our footprint in a number of underpenetrated verticals. Management makes all the difference in effectively executing the type of strong growth we are planning, which is why we recently recruited Executive Vice President of Operations, Phil Hobson, who has a long successful track record in the rental industry, having most recently served as SVP-Operations at RSC.

Since 2010, we've entered 17 new markets and we think we can pick-up the pace of opening new locations. We've identified more than 50 potential markets in North America that we view as strong candidates. We have a proven, repeatable, formula for bringing new branches and low cost operational yards online requiring minimal capex and start-up investment by repositioning existing idle fleet. Using this model, a new location typically reaches breakeven within 12 months.

Expectations

As we execute on our strategies to expand into new markets and increase penetration of existing ones, utilization should climb with very little in the way of incremental capex in the short term. The confluence of growing utilization and the resulting increase in leasing revenues, combined with low capex requirements and the powerful operating leverage inherent in our business, should produce substantial growth expansion and free cash flow generation.

Given the attractive fleet of lease assets, solid business model and dedicated team of hardworking employees, I firmly believe that Mobile Mini is greatly positioned to deliver a strong performance and increasing value to our shareholders.

Erik Olsson
President & Chief Executive Officer, June 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 1-12804

mobile mini, inc.®

(Exact name of registrant as specified in its charter)

Delaware	**86-0748362**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7420 S. Kyrene Road, Suite 101
Tempe, Arizona 85283
(Address of principal executive offices)
(480) 894-6311
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	Nasdaq Global Select Market
Preferred Share Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value on June 30, 2012 of the voting stock owned by non-affiliates of the registrant was approximately $643.2 million.

As of February 15, 2013, there were outstanding 46,031,449 shares of the registrant's common stock, par value $.01.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the registrant's 2013 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Form 10-K to the extent stated herein. Certain exhibits are incorporated in Item 15 of this Annual Report by reference to other reports and registration statements of the registrant which have been filed with the Securities and Exchange Commission.

MOBILE MINI, INC.

2012 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1	BUSINESS	4
ITEM 1A	RISK FACTORS	17
ITEM 1B	UNRESOLVED STAFF COMMENTS	26
ITEM 2	PROPERTIES	26
ITEM 3	LEGAL PROCEEDINGS	26
ITEM 4	MINE SAFETY DISCLOSURES	27
	PART II	
ITEM 5	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	27
ITEM 6	SELECTED FINANCIAL DATA	28
ITEM 7	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
ITEM 7A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49
ITEM 8	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	51
ITEM 9	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	98
ITEM 9A	CONTROLS AND PROCEDURES	98
ITEM 9B	OTHER INFORMATION	100
	PART III	
ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	100
ITEM 11	EXECUTIVE COMPENSATION	102
ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	102
ITEM 13	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	103
ITEM 14	PRINCIPAL ACCOUNTING FEES AND SERVICES	103
	PART IV	
ITEM 15	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	104

Cautionary Statement about Forward Looking Statements

Our discussion and analysis in this Annual Report, in other reports that we file with the Securities and Exchange Commission, in our press releases and in public statements of our officers and corporate spokespersons contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current events. They include words such as "may", "plan", "seek", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements include statements regarding, among other things, our future actions; financial position; management forecasts; efficiencies; cost savings, synergies and opportunities to increase productivity and profitability; income and margins; liquidity; anticipated growth; the economy; business strategy; budgets; projected costs and plans and objectives of management for future operations; sales efforts; taxes; refinancing of existing debt; and the outcome of contingencies such as legal proceedings and financial results.

Forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report. These are factors that we think could cause our actual results to differ materially from expected and historical results. We could also be adversely affected by other factors besides those listed. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements, factors and risks identified herein.

PART I

ITEM 1. *BUSINESS*

Mobile Mini, Inc.

We are the world's leading provider of portable storage solutions with a total portable storage and office fleet of over 234,700 units as of December 31, 2012. As of December 31, 2012, we operated in 136 locations throughout North America and Europe, maintaining a strong leadership position in virtually all markets served. We offer a wide range of portable storage products in varying lengths and widths with an assortment of differentiated features such as patented locking systems, premium doors, electrical wiring and shelving. Our portable units provide secure, accessible temporary storage for a diversified client base of over 83,000 customers across various industries, including construction, consumer services and retail, industrial, commercial and governmental. Our customers use our products for a wide variety of storage applications, including retail and manufacturing supplies, inventory and maintenance supplies, temporary offices, construction materials and equipment, documents and records and household goods.

We were founded in 1983 and follow a strategy of focusing on leasing rather than selling our portable storage units. We derive most of our revenues from the leasing of portable storage containers, security office units and mobile office units. Leasing revenues represented approximately 89.4% of our total revenues for the year ended December 31, 2012. We believe our leasing strategy is highly attractive because the vast majority of our fleet consists of steel portable storage units which:

- provide predictable, recurring revenues from leases with an average duration of approximately 36 months;
- have average monthly lease rates that recoup our current investment in our remanufactured units within an average of 35 months; and
- have long useful lives exceeding 30 years, relatively low maintenance and high residual values.

Our total lease fleet has grown significantly over the years to approximately 234,700 units at December 31, 2012. In addition to our leasing business, we also sell new and used portable storage containers, security office units and mobile office units and provide delivery, installation and other ancillary products and services. Our sales revenue represented 11.9% and 10.0% of our total revenues for the twelve months ended December 31, 2011 and 2012, respectively.

Our fleet is primarily comprised of remanufactured and differentiated steel portable storage containers that were built according to standards developed by the International Organization for Standardization ("ISO"), other steel containers, steel security offices that we manufacture and mobile offices. We remanufacture and customize our products by adding our proprietary locking and easy-opening premium door system to our purchased ISO containers and steel security offices. Because they are composed primarily of steel, these assets are characterized by low risk of obsolescence, extreme durability, relatively low maintenance, long useful lives and a history of high-value retention. We also have wood mobile office units in our lease fleet to complement our core steel portable storage containers and steel security offices. We perform maintenance on our steel containers and security offices on a regular basis. Repair and maintenance expense for our fleet has averaged 3.5% of lease revenues over the past three fiscal years and is expensed as incurred. We believe our historical experience with leasing rates and sales prices for these assets demonstrates their high-value retention. We are able to lease our portable storage containers at similar rates without regard to the age of the container. In addition, we have sold steel containers and security offices from our lease fleet at an average of 146% of original cost from 1997 through 2012.

Industry Overview

The storage industry includes two principal sectors, fixed self-storage and portable storage. The fixed self-storage sector consists of permanent structures located away from customer locations used primarily by

consumers to temporarily store excess household goods. We do not participate in the fixed self-storage sector. We do offer some non-fixed self-storage in secure containers from our fleet at some of our locations in the U.S. and the U.K.

The portable storage sector in which our business focuses differs from the fixed self-storage sector, as it brings the storage solution to the customer's location and addresses the need for secure, temporary storage with immediate access to the storage unit. The advantages of portable storage include convenience, immediate accessibility, better security and lower price. In contrast to the fixed self-storage sector, the portable storage sector is primarily used by businesses. This sector of the storage industry is highly fragmented and remains primarily local in nature. Portable storage solutions include containers, record vaults and van trailer units. Portable storage containers are achieving increased market share compared to the other portable options because containers provide ground level access, better protection against wind or water damage, higher security and improved aesthetics, compared to certain other portable storage alternatives such as van trailers. Although there are no published estimates of the size of the portable storage sector, we believe the size of the sector is expanding due to the increasing awareness of the advantages of portable storage.

Our products also serve the modular space industry, which includes mobile offices and other modular structures. We believe this industry generates approximately $5.0 billion in revenue annually in North America. We offer steel security offices, combination steel office/storage units and mobile offices in varying lengths and widths to serve the various requirements of our customers.

We also offer portable document and record storage units and many of our regular storage units are used for document and record storage. We believe the documents and records storage industry will continue to grow as businesses continue to generate substantial paper records that must be kept for extended periods.

Our goal is to maintain our position as the leading provider of portable storage solutions in North America and the U.K. We believe our competitive strengths and business strategy will enable us to achieve this goal.

Competitive Strengths

Our competitive strengths include the following:

Market Leader. We are the nation's largest provider of portable storage solutions in North America. At December 31, 2012, we maintained a total lease fleet of over 234,700 portable storage and mobile office units. We also have the largest network of locations for portable storage solutions with 136 locations in the U.S., Canada, the U.K. and The Netherlands. In North America, we maintain strong market leadership positions in virtually all of the markets we serve. In the U.K., we are a market leader and have nearly 100% geographic coverage.

The "Mobile Mini" brand name is associated with high quality portable storage products, superior customer service and value-added storage solutions. We have achieved significant growth in new and existing markets by capturing market share from competitors and by creating demand among businesses and consumers previously unaware of the availability of our products to meet their storage needs. We believe we are one of a few competitors in the U.S. and the U.K. who possesses the branch network, customer relationships and infrastructure to compete on a national and regional basis while maintaining a strong local market presence.

Superior, Differentiated Products. We offer the industry's broadest range of portable storage products, with many features that differentiate our products from those of our competition. We remanufacture used ISO containers and have designed and manufactured our own portable storage units. These capabilities allow us to offer a wide range of products and proprietary features to better meet our customers' needs, charge premium lease rates and gain market share from our competitors, who offer more limited product selections. Our portable storage units vary in size from 5 to 48 feet in length and 8 to 10 feet

in width. The 10-foot wide units we manufacture provide 40% more usable storage space than the standard eight-foot-wide ISO containers offered by our competitors. The vast majority of our products include our patented locking system and multiple door options, including easy-open door systems. In addition, we offer portable storage units with electrical wiring, shelving and other customized features. This product differentiation allows us to charge premium rental rates, compared to the rates charged by our competition.

Sales and Marketing Emphasis. We target a diverse customer base and, unlike most of our competitors, have developed sophisticated sales and marketing programs enabling us to expand market awareness of our products and generate strong organic growth. We have a dedicated commissioned sales team that is provided with our highly customized contact management system and intensive sales training programs. We manage our salespersons' effectiveness through extensive sales call monitoring, mentoring and training programs. Online advertising (including search engine marketing and search engine optimization) is an integral part of our sales and marketing approach. Additionally, our web site includes value-added features such as product video tours, payment capabilities and real time sales inquiries that enable customers to chat live with salespeople.

National Presence with Local Service. We have the largest national network of locations for portable storage solutions in the U.S. and the U.K. and believe it would be difficult for our competitors to replicate this network. We have invested significant capital developing a national network of locations that serve most major metropolitan areas in the U.S. and the U.K. We have differentiated ourselves from our local competitors and made replication of our presence difficult by developing our branch network both through opening branches in multiple cities and purchasing competitors in key markets. The difficulty and time required to obtain the number of units and locations necessary to support a national operation would make establishing a large competitor difficult. In addition, there are difficulties associated with recruiting and hiring an experienced management team such as ours that has strong industry knowledge and local relationships with customers. Our network of local branches and operational yards allows us to develop and maintain relationships with our local customers, while providing a level of service to regional and national companies that is made possible by our nationwide presence. Our local managers, sales force and delivery drivers develop and maintain critical personal relationships with customers that benefit from access to our wide selection of products. Additionally, our National Sales Center ("NSC") coordinates inbound calls from non-construction customers, digital leads and conducts outbound marketing campaigns.

Geographic and Customer Diversification. Since portable storage units are used in a multitude of applications, we have established strong relationships with a well-diversified base of customers, ranging from leading Fortune 500 companies to sole proprietorships, including large and small retailers, construction companies, medical centers, schools, utilities, manufacturers, distributors, the U.S. and U.K. military, government agencies, hotels, restaurants, entertainment complexes and households. As of December 31, 2012, we operated 136 locations throughout North America, the U.K. and The Netherlands and served over 83,000 customers. In 2012, our largest and second largest customers accounted for only 4.0% and 0.8%, respectively, of leasing revenues and the 20 largest customers combined accounted for approximately 9.3% of leasing revenues.

Our geographically and industry-diversified customer base has reduced our susceptibility to the effects of economic downturns in the markets in which we operate. The fact that we continued to generate strong free cash flow while maintaining consolidated adjusted EBITDA margins of approximately 40% during the economic downturn demonstrates a measure of resilience to recessions in our business model.

Our diverse customer base also demonstrates the broad applications for our products and the opportunity to create future demand through targeted marketing. We have developed key customer relationships with large national companies, which rely upon us to supply temporary inventory storage capacity during seasonal peaks. Our network of branch locations covers nearly all major markets in both the U.S. and U.K. providing us with a broad geographical reach and a competitive advantage.

Customer Service Focus. The portable storage industry is particularly service intensive. Our entire organization is focused on providing high levels of customer service. We have salespeople at both the

national and branch levels to better understand our customer's needs and have trained our sales force to focus on all aspects of customer service from the sales call onward. We differentiate ourselves by providing security, convenience, product quality, broad product selection and availability, competitive lease rates and customer service. We conduct training programs for our sales force to assure high levels of customer service and awareness of local market competitive conditions. Additionally, we use a Net Promoter Score ("NPS") system to measure loyalty and enhance our customer service. We use NPS to measure customer satisfaction each month, rental-by-rental, in real time through surveys conducted by a third party. We then use customer feedback to drive service improvements across the company, from our branches to our corporate headquarters. Our Customer Relationship Management ("CRM") system also enables us to increase our responsiveness to customer inquiries and to efficiently monitor our sales force's performance. Approximately 64.4% of our 2012 leasing revenues were derived from repeat customers, which we believe is a result of our superior customer service.

Customized Enterprise Resource Planning ("ERP") System. We have made significant investments in an ERP system supporting our U.S. and U.K. operations. These investments enable us to optimize fleet utilization, control pricing, capture detailed customer data, easily evaluate and approve credit applications, audit company results reports, gain efficiencies in internal control compliance and support our growth by projecting near-term capital needs. In addition, we believe this system gives us a competitive advantage over smaller and less sophisticated local and regional competitors. Our ERP system allows us to carefully monitor, on a real time basis, the size, mix, utilization and lease rates of our lease fleet branch by branch. Our systems also capture relevant customer demographic and usage information, which we use to target new customers within our existing and new markets.

Business Strategy

Our business strategy consists of the following:

Focus on Core Portable Storage Leasing Business. We focus on growing our core portable storage leasing business, which accounted for 81% of our lease fleet units at December 31, 2012, because it provides predictable recurring revenue and high margins. We believe that we can continue to generate substantial demand for our portable storage units throughout North America, the U.K. and The Netherlands.

Maintain Strong EBITDA Margins. One of the tools we use internally to measure our financial performance is EBITDA margins. We calculate this number by first calculating EBITDA, which we define as net income before interest expense, income taxes, depreciation and amortization and debt restructuring or extinguishment expense, including any write-off of deferred financing costs. In comparing EBITDA from year to year, we may further adjust EBITDA to exclude the effect of what we consider transactions or events not related to our core business operations to arrive at adjusted EBITDA. We define our EBITDA margins as EBITDA or adjusted EBITDA, divided by our total revenues, expressed as a percentage. We aggressively manage this margin, even during downturns in the economic environment. Our objective is to maintain a relatively stable EBITDA margin through adjustments to our cost structure as revenues change.

Generate Strong Organic Growth. We focus on increasing the number of portable storage units we lease to both new and repeat customers. We have historically generated strong organic growth within existing markets through sophisticated sales and marketing programs aimed at increasing brand recognition, expanding market awareness of the uses of portable storage and differentiating our superior products from those of our competitors. Through our NSC, we are able to deploy sophisticated marketing campaigns and customer tracking strategies to generate new sales and support local branch operations. Our technology coupled with a hybrid sales strategy allows us to bifurcate our customer base into customers that need a local sales presence and those that can be supported and grown by our centralized NSC sales force. Through the NSC and our hybrid sales strategy, we are able to target sales campaigns by specific markets, customer type and seasonal needs as well as adjust pricing simultaneously on a national basis.

Opportunistic Geographic Expansion. We believe we have attractive geographic expansion opportunities and have identified over 50 potential new markets in North America where we believe demand

for portable storage units is underdeveloped. We have developed a proven strategy to enter new markets by either migrating idle fleet to new markets that can be serviced by nearby full-service branches or by acquiring the lease fleet assets of a small local portable storage business and overlaying our business model onto the new branch. Although we may make opportunistic acquisitions in various markets from time to time, we are primarily focused on optimizing existing markets and entering new markets through new low cost operational yards which we refer to as greenfields. From these start-up greenfield operational yards, we are able to redeploy existing idle fleet for utilization enhancement and growth, allowing for cost effective new branch openings with minimal capital expenditures. During 2012, we entered four new markets using this low-cost greenfield strategy.

Innovative Product Offering. We have historically been able to introduce new products and features that expand the applications and overall market for our storage products. For example, over the years we have introduced a number of innovative products including a 10-foot-wide storage unit, a record storage unit and a 10-by-30-foot steel combination storage/office unit to our fleet. The record storage unit provides highly secure, on-site and easy access to archived business records close at hand. In addition to our steel container and steel security offices, we have also added wood mobile offices as a complementary product to better serve our customers. We have also made continuous improvements (for example, making it easier to use in colder climates) to our patented locking system over the years. Currently, the 10-foot-wide unit, the record storage unit and the 10-by-30-foot steel combination storage/office unit are exclusively offered by Mobile Mini. We believe our proprietary designed and manufactured units increase our ability to service our customers' needs and expand demand for our portable storage solutions. We also offer customers the option to place their storage units at five of our locations in the U.S.

Products

We offer customers a wide range of portable storage and office products with an assortment of differentiated features such as patented locking systems, premium and multiple door options and approximately 100 different configuration options. Customers can either lease or buy products, but most prefer to lease. Our portable storage units provide secure, accessible temporary storage for a diversified customer base, which includes large and small retailers, construction companies, medical centers, schools, utilities, manufacturers and distributors, the U.S. and U.K. military, government agencies, hotels, restaurants, entertainment complexes and households. Some features of our different products are listed below:

- *Remanufactured and Modified Steel Storage Containers.* We purchase used ISO containers from leasing companies, shipping lines and brokers. These containers were originally built to ISO standards and are eight feet wide, 8'6" to 9'6" high and 20, 40 or 45 feet long. After acquisition, we remanufacture and modify these ISO containers at our locations. Remanufacturing typically involves cleaning, removing rust and dents, repairing floors and sidewalls, painting, adding our signs and further customizing them by adding our proprietary easy opening door system and our patented locking system. Modification typically involves splitting some containers into 5-, 10-, 15-, 20- or 25-foot lengths. We have also manufactured portable steel storage containers for our lease fleet and for sale, including our 10-foot-wide containers.

  We generally purchase used ISO containers when they are 10 to 12 years old, a time at which their useful life as an ISO shipping container has normally expired according to the standards promulgated by the International Organization for Standardization. Because we do not have the same stacking and strength requirements that apply in the ISO shipping industry, we have no need for these containers to meet ISO standards. If we need to purchase ISO containers, as we have in the past, we believe we would be able to procure them, when available, at competitive prices because of our volume purchasing power.

- *Steel Security Office and Steel Combination Offices.* We buy and historically have manufactured steel security office/storage combination and security office units that range from 10 to 40 feet in length. We offer these units in various configurations, including office and storage combination units that provide a 10- or 15-foot office with the remaining area available for storage. Our office units provide the advantage of ground accessibility for ease of access and high security in an all-steel design. Our European products

include canteen units and drying rooms for the construction industry. For customers with space limitations, the office/canteen units can also be stacked two high with stairs for access to the top unit. These office units are equipped with electrical wiring, heating and air conditioning, phone jacks, carpet or tile, high security doors and windows with security bars or shutters. Some of these offices are also equipped with sinks, hot water heaters, cabinets and restrooms.

- *Wood Mobile Offices.* We offer wood mobile office units, which range from 8 to 24 feet in width and 20 to 60 feet in length, and which we purchase from manufacturers. These units have a wide range of exterior and interior options, including exterior stairs or ramps, awnings and skirting. These units are equipped with electrical wiring, heating and air conditioning, phone jacks, carpet or tile and windows with security bars. Many of these units contain restrooms.

- *Steel Records Storage Containers.* We market proprietary portable records storage units that enable customers to store documents at their location for easy access, or at one of our facilities. Our units are 10.5 feet wide and are available in 12- and 23-foot lengths. The units feature high-security doors and locks, electrical wiring, shelving, folding work tables and air filtration systems. We believe our products are a cost-effective alternative to mass warehouse storage, with a high level of fire and water damage protection.

- *Van Trailers & Other — Non-Core Storage Units.* Our acquisitions typically entail the purchase of small companies with lease fleets primarily comprised of standard ISO containers. However, many of these companies also have van trailers and other storage products, which we believe do not have the same advantages as standard containers. It is our goal to dispose of these units from our fleet either as their initial rental period ends or within a few years. We do not remanufacture these products. See "Product Lives and Durability — Van Trailers — Non-Core Storage Units" below. At December 31, 2012, van trailers comprised less than 0.2% of our lease fleet net book value.

We protect our products and brands through the use of trademarks and patents. In particular, we have patented our proprietary door locking system. In 2003, 2005 and 2011, we were issued U.S. patents in connection with our Container Guard Lock and our tri-cam locking system design. We have subsequently been issued patents in Europe, China and the U.S. for improvements or modifications to our tri-cam locking systems.

Product Lives and Durability

Our steel portable storage containers, steel security offices and wood mobile offices have estimated useful lives of 30, 30, and 20 years, respectively, from the date we build or acquire and remanufacture them, with residual values of our per-unit investment ranging from 50% for our mobile offices to 55% for our core steel products. Van trailers, which comprised 0.2% of the net book value of our lease fleet at December 31, 2012, are depreciated over seven years to a 20% residual value. For the past three fiscal years, our cost to repair and maintain our lease fleet units averaged approximately 3.5% of our lease revenues. Repainting the outside of storage units is the most common maintenance item.

We maintain our steel containers on a regular basis by painting them with rust inhibiting paint, removing rust, and occasionally replacing the wooden floor or a rusted panel as they come off rent and are ready to be leased again. This periodic maintenance keeps the container in essentially the same condition as after we initially remanufactured it and is designed to maintain the unit's value and rental rates comparable to new units.

Approximately 10.0% of our 2012 revenue was derived from sales of our units. Because the containers in our lease fleet do not significantly depreciate in value, we have no systematic program in place to sell lease fleet containers as they reach a certain age. Instead, most of our container sales involve either highly customized containers that would be difficult to lease on a recurring basis, or containers that we have not remanufactured. In addition, due primarily to availability of inventory at various locations at certain times of the year, we sell a certain portion of containers and offices from our lease fleet. Due to the unique asset characteristics of our steel

containers as well as our maintenance programs, these assets tend to hold their value over time and generate positive margins with respect to both original cost and net book value when they are sold.

The following table shows the gross margin on containers and steel security offices sold from inventory (which we call our sales fleet) and from our lease fleet from 1997 through 2012 based on the length of time in the lease fleet.

	Number of Units Sold	Sales Revenue	Original Cost(1)	Sales Revenue as a Percentage of Original Cost	Sales Revenue as a Percentage of Net Book Value
			(Dollars in thousands)		
Sales fleet(2)	42,837	$142,705	$ 94,737	151%	150%
Lease fleet, by period held before sale:					
Less than 5 years	48,814	$149,641	$101,313	148%	154%
5 to 10 years	7,241	$ 32,633	$ 22,405	146%	162%
10 to 15 years	2,976	$ 13,389	$ 9,751	137%	164%
15 to 20 years	734	$ 2,768	$ 2,081	133%	167%
20+ years	82	$ 264	$ 214	123%	168%

(1) "Original cost" for purposes of this table includes (i) the price we paid for the unit, plus (ii) the cost of our manufacturing or remanufacturing, which includes both the cost of customizing units incurred, plus (iii) the freight charges to our branch when the unit is first placed in service. For manufactured units, cost includes our manufacturing cost and the freight charges to the branch location where the unit is first placed into service.

(2) Includes sales of raw ISO containers.

Appraisals on our fleet are conducted on a regular basis by an independent appraiser selected by our lenders. The appraiser does not differentiate in value based upon the age of the container or the length of time it has been in our fleet. The latest orderly liquidation value appraisal in September 2012 was conducted by AccuVal Associates, Incorporated. Based on the values assigned in this appraisal, on which our borrowings under our Credit Agreement (defined herein) are based, our lease fleet net liquidation appraisal value as of December 31, 2012, was approximately $1.1 billion.

Because steel storage containers substantially keep their value when properly maintained, we are able to lease containers that have been in our lease fleet for various lengths of time at similar rates, without regard to the age of the container. Our lease rates vary by the size and type of unit leased, length of contractual term, custom features and the geographic location of our branch at which the lease is originated. While we focus on service, product diversity and security as a main differentiation of our products from our competitors, pricing competition, market conditions and other factors can influence our leasing rates.

The following chart sets forth the average monthly lease rate that we currently receive for various types of containers that have been in our lease fleet for various periods of time. We have added our 10-foot-wide containers and security offices to the fleet, which are not included in this chart. This chart includes eight major types of remanufactured ISO containers in the fleet, but specific details of each type of unit are not provided due to competitive considerations.

		Age of Containers (By Number of Years in Our Lease Fleet)					
		0 — 5	**6 — 10**	**11 — 15**	**16 — 20**	**Over 21**	**Total Number/ Average Dollar**
Type 1	Number of units	6,311	5,794	2,151	599	24	14,879
	Average monthly rent	$ 62.12	$ 69.77	$ 88.52	$ 89.64	$ 86.57	$ 70.06
Type 2	Number of units	473	1,114	650	261	16	2,514
	Average monthly rent	$ 88.70	$ 87.30	$ 89.80	$ 90.36	$ 86.33	$ 88.52
Type 3	Number of units	11,819	7,514	2,325	880	111	22,649
	Average monthly rent	$ 74.32	$ 67.47	$ 87.08	$ 89.14	$ 90.31	$ 74.01
Type 4	Number of units	151	200	290	178	11	830
	Average monthly rent	$ 95.71	$100.50	$110.83	$111.78	$106.53	$105.74
Type 5	Number of units	454	550	938	78	2	2,022
	Average monthly rent	$113.60	$109.57	$127.40	$129.66	$124.04	$119.54
Type 6	Number of units	2,033	3,507	3,391	462	25	9,418
	Average monthly rent	$128.44	$124.49	$132.49	$134.42	$130.43	$128.73
Type 7	Number of units	9,506	10,126	4,810	308	27	24,777
	Average monthly rent	$114.04	$114.92	$121.39	$130.28	$129.76	$116.04
Type 8	Number of units	92	293	366	116	5	872
	Average monthly rent	$178.06	$164.05	$169.39	$170.14	$170.51	$168.62

We believe fluctuations in rental rates based on container age are primarily a function of the location of the branch from which the container was leased rather than age of the container. Some of the units added to our lease fleet during recent years through our acquisitions program have lower lease rates than the rates we typically obtain because the units remain on lease under terms (including lower rental rates) that were in place when we acquired such units.

We periodically review our depreciation policy against various factors, including the following:

- results of our lenders' independent appraisal of our lease fleet;
- practices of the major competitors in our industry;
- our experience concerning useful life of the units;
- profit margins realized on sales of depreciated units; and
- lease rates we obtain on older units.

Our depreciation policy for our lease fleet uses the straight-line method over the units' estimated useful life, after the date we put the unit in service, and the units are depreciated down to their estimated residual values.

Steel Storage, Steel Security Office and Steel Combination Offices. Our steel products are our core leasing units and include portable storage units, whether manufactured or remanufactured ISO containers, security office and office/storage combination units. Our steel units are depreciated over 30 years with an estimated residual value of 55%.

Wood Mobile Offices. Because of the wood structure of these units, they are more susceptible to wear and tear than steel units. We depreciate these units over 20 years down to a 50% residual value (2.5% per year),

which we believe to be consistent with most of our major competitors in this industry. Wood mobile office units lose value over time and we may sell older units from time to time. At the end of 2012, all of our wood mobile offices were less than 13 years old. These units, excluding those units acquired in acquisitions, are also more expensive than our storage units, causing an increase in the average carrying value per unit in the lease fleet over the last 12 years.

The operating margins on mobile offices are lower than the margins on steel containers. However, mobile offices are rented using our existing infrastructure and therefore provide incremental returns far in excess of our fixed expenses. These returns add to our overall profitability and operating margins.

Van Trailers and Other — Non-Core Storage Units. At December 31, 2012, van trailers made up less than 0.2% of the net book value of our lease fleet. When we acquire businesses in our industry, the acquired businesses often have van trailers and other manufactured storage products that we believe do not offer customers the same advantages as our core steel container storage product. We depreciate our van trailers over seven years to a 20% residual value. We often attempt to sell most of these units from our fleet as they come off rent or within a few years after we acquire them. We do not utilize our resources to remanufacture these products and instead resell them.

Lease Fleet Configuration

Our lease fleet is comprised of over 100 different configurations of units. Depending on fleet utilization and geographic demand, we add units to our fleet through purchases of used ISO containers and containers obtained through acquisitions, both of which we remanufacture and customize. We have also purchased new manufactured mobile offices in various configurations and sizes, and manufactured our own custom steel units. Our initial cost basis of an ISO container includes the transportation cost to place the unit into service, the purchase price from the seller and the cost of remanufacturing, which can include removing rust and dents, repairing floors, sidewalls and ceilings, painting, signage and installing new doors, seals and a locking system. Additional modifications may involve the splitting of a unit to create several smaller units and adding customized features. The restoration and modification processes do not necessarily occur in the same year the units are purchased or acquired. We procure larger containers, typically 40-foot units, and split them into two 20-foot units or one 25-foot and one 15-foot unit, or other configurations as needed, and then add new doors along with our patented locking system and sometimes add custom features. In addition, we also sell units from our lease fleet to our customers.

The table below outlines those transactions that effectively maintained the net book value of our lease fleet at $1.0 billion at December 31, 2011 and December 31, 2012:

	Dollars (In thousands)	Units
Lease fleet at December 31, 2011, net	$1,018,742	237,628
Purchases:		
Container purchases and containers obtained through acquisitions, including freight	16,754	4,558
Non-core units obtained in acquisitions	586	169
Manufactured units:		
Steel security offices	1,753	182
Wood mobile offices	—	—
Remanufacturing and customization of units purchased or obtained in prior years	28,080(1)	1,411(2)
Other(3)	(794)	(878)
Cost of sales from lease fleet	(17,644)	(8,342)
Effect of exchange rate changes	5,841	—
Change in accumulated depreciation, excluding sales	(21,729)	—
Lease fleet at December 31, 2012, net	$1,031,589	234,728

(1) Does not include any routine maintenance, which is expensed as incurred.

(2) These units include the net additional units that were the result of splitting steel containers into two or more shorter units, such as splitting a 40-foot container into two 20-foot units, or one 25-foot unit and one 15-foot unit and include units moved from finished goods to lease fleet.

(3) Includes net transfers to and from property, plant and equipment and net non-sale disposals and recoveries of the lease fleet.

The table below outlines the composition of our lease fleet at December 31, 2012:

	Lease Fleet	Number of Units	Percentage of Units
	(In thousands)		
Steel storage containers	$ 630,760	190,564	81%
Offices	549,730	40,720	17%
Van trailers	3,011	3,444	2%
Other	3,332		
	1,186,833		
Accumulated depreciation	(155,244)		
Lease fleet, net	$1,031,589	234,728	100%

Branch Operations

Our senior management analyzes and manages our business as two business segments, North America and Europe, and our operations across all branches concentrate on the same core business of leasing and selling products that are substantially the same in each market. In order to effectively manage this business across different geographic areas, we divide our business segments into smaller management areas we call divisions, regions and branches. Each of our branches, in their segment, generally has similar economic characteristics covering all products leased or sold, including similar customer base, sales personnel, advertising, yard facilities, general and administrative costs and branch management. Further financial information by segment is provided in Note 15 to the Consolidated Financial Statements appearing in Item 8 of this Annual Report.

We locate our branches in markets with attractive demographics and strong growth prospects. Within each market, we have located our branches in areas that allow for easy delivery of portable storage units to our customers over a wide geographic area. In addition, when cost effective, we seek locations that are visible from high traffic roads in order to advertise our products and our name. Our branches maintain an inventory of portable storage units available for lease, and some of our older branches also provide storage of our customers' units under lease at the branch location.

At December 31, 2012, we operated 136 locations, of which 113 were located in the U.S., four in Canada, 18 in the U.K., and one in The Netherlands. As of December 31, 2012, we had 84 branch locations, of which 65 were located in the U.S., two in Canada, 16 in the U.K. and one in The Netherlands. In addition to our branches, we had 52 properties we call operational yards from which we can service a local market and store and maintain our products and equipment. We continue to evaluate our branch operations and where it becomes operationally feasible, we will convert branches to operational yards to further reduce expenses. These operational yards do not have branch managers, but typically only have a sales representative, drivers and yard personnel assigned to them. Likewise, in order to enter new markets we will open new operational yards, which we refer to as greenfields, that can be serviced by nearby full-service branches.

Each branch has a branch manager who has overall supervisory responsibility for all activities of the branch. Many branch managers also oversee operational yards that reside within their geographic area. Branch managers

report to regional managers who each generally oversee multiple branches. Our regional managers, in turn, report to one of our operational senior vice presidents (called a managing director in Europe). Performance based incentive bonuses are a substantial portion of the compensation for these senior vice presidents, regional managers and branch managers.

Each branch has its own dedicated sales staff, primarily to work with the local construction companies, and a transportation department that delivers and picks up portable storage units from customers. Each branch has delivery trucks and forklifts to load, transport and unload units and a storage yard staff responsible for unloading and stacking units. Steel units can be stored by stacking them to maximize usable ground area. Our branches perform preventive maintenance tasks, but outsource major repairs and other maintenance requirements.

Sales and Marketing

We implemented a hybrid sales model consisting of a dedicated sales staff at all of our branch locations as well as at our NSC. Our local sales staff builds and strengthens relationships with local customers in each market with particular emphasis on contractors and construction-related customers, who tend to demand local salesperson presence. Our NSC handles inbound calls and digital leads from new customers and leads sales campaigns to new and existing customers not serviced by branch sales personnel. Our sales staff at the NSC work with our local branch managers, dispatchers and sales personnel to ensure customers receive integrated first class service from initial call to delivery. Our branch sales staff, NSC and sales management team at our headquarters and other locations conduct sales and marketing on a full-time basis. We believe that offering local salesperson presence for customers along with the efficiencies of a centralized sales operation for customers not needing a local sales contact will continue to allow us to provide high levels of customer service and serve all of our customers in a dedicated, efficient manner.

Our sales personnel handle all of our products and we do not maintain separate sales forces for our various product lines. Our sales and marketing force provides information about our products to prospective customers by handling inbound calls and initiating outbound marketing calls. We have ongoing sales and marketing training programs covering all aspects of leasing and customer service. Our branches communicate with one another and with corporate headquarters through our ERP system and our customer relationship management software. This enables the sales team to share leads and other information and permits management to monitor and review sales and leasing productivity on a branch-by-branch basis. We improve our sales efforts by recording and rating the sales calls made and received by our trained sales force. Our sales personnel are compensated largely on a commission basis.

Our nationwide presence in the U.S. and the U.K. allows us to offer our products to larger customers who wish to centralize the procurement of portable storage on a multi-regional or national basis. We are well equipped to meet these customers' needs through our National Account Program, which centralizes and simplifies the procurement, rental and billing process for those customers. Approximately 1,020 North American customers and 30 European customers currently participate in our National Account Program. We also provide our national account customers with service guarantees, which assure them they will receive the same high level of customer service from any of our branch locations. This program has helped us succeed in leveraging customer relationships developed at one branch throughout our branch system.

We focus an increasing portion of our marketing expenditures on Internet-based initiatives for both existing and potential customers. We also advertise our products in the yellow pages and use targeted direct mail programs that described our products and features and highlighted the advantages of portable storage. We are eliminating the use of yellow page advertising and focusing on our Internet-based and direct mail programs.

Customers

During 2012, over 83,000 customers leased our portable storage products. Our customer base is diverse and consists of businesses in a broad range of industries. In 2012, our largest and second largest customers accounted

for 4.0% and 0.8% of our leasing revenues, respectively, and our 20 largest customers accounted for approximately 9.3% of our leasing revenues. During 2012, approximately 61.4% of our customers rented a single unit.

Based on an independent market study, we believe our customers are engaged in a vast majority of the industries identified in the four-digit Standard Industrial Classification manual published by the U.S. Bureau of the Census.

We target customers who we believe can benefit from our portable storage solutions either for seasonal, temporary or long-term storage needs. Customers use our portable storage units for a wide range of purposes. The following table provides an overview of our customers and how they use our portable storage, combination storage/office and mobile office units as of December 31, 2012:

Business	Approximate Percentage of Units on Lease	Representative Customers	Typical Application
Consumer service and retail businesses	36%	Department, drug, grocery and strip mall stores, hotels, restaurants, dry cleaners and service stations	Inventory storage, maintenance supplies, record storage and seasonal needs
Construction	33%	General, electrical, plumbing and mechanical contractors, landscapers, residential homebuilders and equipment rental companies	Equipment and materials storage and job offices
Industrial and commercial	16%	Distributors, trucking and utility companies, finance and insurance companies, real estate brokers and film production companies	Raw materials, equipment, record storage, in-plant office and seasonal needs
Government and institutions	9%	Schools, hospitals, medical centers, military, Native American tribal governments and reservations and national, state, county and local governmental agencies	Athletic equipment, military storage, disaster preparedness, supplier, record storage, security office, supplies, equipment storage, temporary office space and seasonal needs
Consumers	6%	Homeowners	Backyard storage and storage of household goods during relocation or renovation; storage at our location

Remanufacturing

We remanufacture used ISO containers by adding our proprietary locking and easy-opening door systems at some of our branch locations. Our differentiated product offering allows us to provide a broad selection of products to our customers and distinguishes our products from our competitors. If needed in the remanufacturing process, we purchase raw materials such as steel, vinyl, wood, glass and paint, which we use in our remanufacturing and restoration operations. We typically buy these raw materials on a purchase order basis as we do not have long-term contracts with vendors for the supply of any raw materials. Historically, we have built new steel portable storage units, steel security offices and other custom-designed steel structures as well as

remanufactured used ISO containers at our Maricopa, Arizona facility. After integrating the assets and operations we acquired in the Mobile Storage Group ("MSG") acquisition, we leveraged our combined fleet and restructured our manufacturing operations, reducing overhead and capital expenditures for our lease fleet. We accomplished this primarily by reducing our work force at our Maricopa, Arizona manufacturing facility in addition to reducing manufacturing and remanufacturing staff at other locations. Additionally, we halted production activities other than custom sale orders. The Maricopa, Arizona facility, with a limited staff, is now primarily used to rebrand, remanufacture and perform repairs and maintenance on our existing lease fleet, build custom sale units and store any excess units in our fleet.

Vehicles

At December 31, 2012, we had a fleet of 738 delivery trucks, of which 587 were owned and 151 were leased. We use these trucks to deliver and pick up containers at customer locations. We supplement our delivery fleet by outsourcing delivery services to independent haulers when appropriate.

Enterprise Resource Planning and Customer Relationship Management Systems

We operate highly customized ERP and CRM systems through which key operational and financial information is made available on a daily basis. Our management team uses this information to closely monitor current business activities. We also use the ERP system to improve and optimize lease fleet utilization, improve the effectiveness of our sales and marketing programs and allow international growth by using the same ERP system throughout the company. Our ERP, CRM and other systems are available to our branch network. Our Tempe, Arizona corporate headquarters and each branch can enter data into the systems and access data on a real-time basis. We generate weekly management reports by branch with leasing volume, fleet utilization, lease rates and fleet movement statistics. These reports allow management to monitor each branch's performance on a daily, weekly and monthly basis. We track each portable storage unit by its serial number. Lease fleet and sales information are entered in the ERP system daily at the branch level and verified through physical inventories by branch or corporate employees. Our sales personnel also use the CRM system to track customer leads and other sales data, including information about current and prospective customers. Members of our management team can access all of these systems throughout each day at all of our locations or remotely. Our ERP system is comprised of third-party licensed software and a number of proprietary custom enhancements. We have made significant investments in our ERP and CRM systems over the years, and we intend to continue such investments to further optimize the features of these systems for both our North American and European operations.

Lease Terms

Under our lease agreements, each lease has an original intended length of term at inception. However, if the customer keeps the leased unit beyond the original intended term, the lease continues on a month-to-month basis until cancelled by the customer. At the end of 2012, our steel storage containers initially have an average intended term of approximately six months at inception; however, the average duration for these leases that have fulfilled their term agreement was 36 months as of December 31, 2012. Our security, security/storage and mobile offices typically have an average intended lease term of approximately eight months. The average duration of all office leases that have fulfilled their term agreement was 23 months in 2012. Our leases provide that the customer is responsible for the cost of delivery and pickup at lease inception. Our leases specify that the customer is liable for any damage done to the unit beyond ordinary wear and tear. However, our customers may purchase a damage waiver from us to avoid this liability in certain circumstances, which provides us with an additional source of recurring revenue. Any customer's possessions stored within a portable storage unit are typically the responsibility of that customer.

Competition

We face competition from several local and regional companies, as well as national companies, in all of our current markets. We compete with several large national and international companies in our mobile office

product line. Our competitors include lessors of storage units, mobile offices, used van trailers and other structures used for portable storage. We also compete with conventional fixed self-storage facilities. We compete primarily in terms of security, convenience, product quality, broad product selection and availability, lease rates and customer service. In our core business, we typically compete with Algeco Scotsman, PODS, Pac-Van, 1-800-PACK-RAT, Haulaway Storage Containers, ModSpace, McGrath RentCorp and other national, regional and local companies.

Employees

As of December 31, 2012, we employed approximately 1,546 full-time employees in the following major categories:

Management	169
Administrative	275
Sales and marketing	285
Manufacturing and mechanics	118
Drivers, dispatch and yard	699

Seasonality

Demand from some of our customers is somewhat seasonal. Demand for leases of our portable storage units by large retailers is stronger from September through December because these retailers need to store more inventories for the holiday season. Our retail customers usually return these leased units to us in December and early in the following year. This seasonality has historically caused lower utilization rates for our lease fleet and a marginal decrease in our operating cash flow during the first quarter of each year.

Access to Information

Our Internet address is *www.mobilemini.com.* We make available at this address, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). In this Form 10-K, we incorporate by reference as identified herein certain information from parts of our proxy statement for the 2013 Annual Meeting of Stockholders, which we will file with the SEC and will be available free of charge on our Web site. Reports of our executive officers, directors and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available through our Web site. Information contained on our Web site is not part of this Annual Report.

ITEM 1A. *RISK FACTORS*

Economic slowdowns, result in reduced demand from some of our customers, which negatively impacts our financial results.

Beginning in 2008, the U.S. economy experienced a period of slowdown and unprecedented volatility, which resulted in a recession. This recession caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy, and has reduced demand for portable storage and mobile offices. These events also caused substantial volatility in the stock market and layoffs and other restrictions on spending by companies in almost every business sector. These events impacted and could continue to impact our business in a variety of ways, including:

- reduction in consumer and business spending, which would result in a reduction in demand for our products;

- a negative impact on the ability of our customers to timely pay their obligations to us or our vendors to timely supply services, thus reducing our cash flow; and
- an increase in counterparty risk.

If the current economic recovery does not continue, we may experience less demand for leases and sales of our products. Because most of the cost of our leasing business is either fixed or semi-variable, our margins will contract if revenue falls without similar changes in expenses, which may be difficult to achieve, and which ultimately may result in having a material adverse effect on our financial condition.

In addition, our results may be affected by negative economic effects resulting from legislation addressing federal spending. A broad, automatic, and across-the-board reduction in most categories of Federal Government spending, referred to as sequestration, is currently scheduled to take effect on March 1, 2013. While it is difficult to determine the possible impact of sequestration due to the uncertainty over whether the cuts will happen as well as how the cuts would be distributed across the various Federal Government programs, sequestration, if it should occur, could have a significant adverse impact on the economy and, as a result, on our results of operations.

Our operational measures designed to increase revenue while continuing to control operating costs may not generate the improvements and efficiencies we expect and may impact customers.

We responded to the economic slowdown by employing a number of operational measures designed to increase revenue while continuing to pursue our strategy of reducing operating costs where available. Additionally, our hybrid sales strategy is designed to meet customer needs and drive revenue growth but differs from our historic sales structure. No assurance can be given that these strategies will achieve the desired goals and efficiencies in 2013 and beyond. The success of these strategies is dependent on a number of factors that are beyond our control.

Even if we carry out these measures in the manner we currently expect, we may not achieve the improvements or efficiencies we anticipate, or on the timetable we anticipate. There may be unforeseen productivity, revenue or other consequences resulting from our strategies that will adversely affect us. Therefore, there can be no guarantee that our strategies will prove effective in achieving desired profitability or margins.

Additionally, these strategies may have adverse consequences if our cost cutting and operational changes are deemed by customers to adversely impact product quality or service levels.

We face intense competition that may lead to our inability to increase or maintain our prices, which could have a material adverse impact on our results of operations.

The portable storage and mobile office industries are highly competitive and highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national companies like ourselves, to smaller multi-regional companies and small, independent businesses with a limited number of locations. See "Business — Competition." Some of our principal competitors are less leveraged than we are and have lower fixed costs and may be better able to withstand adverse market conditions within the industry. Additionally, some of our competitors currently offer products outside of our core container offerings but may have better brand recognition in their current end customer sectors. If these competitors use their brand awareness to enter our product offerings, customers may choose these competitors' products over ours and we could lose business. We generally compete on the basis of, among other things, quality and breadth of service and products, expertise, reliability and the price, size, and attractiveness of our rental units. Our competitors are competing aggressively on the basis of pricing and may continue to drive down prices. To the extent that we choose to match our competitors' declining prices, it could harm our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors' pricing, it could also harm our results of operations, as we may lose rental volume.

If we fail to attract and retain key management and personnel, we may be unable to implement our business plan.

One of the most important factors in our ability to profitably execute our business plan is our ability to attract, develop and retain qualified personnel, including our CEO and operational management. In October 2012, we announced the departure of our then President and CEO, and the commencement of a search for his replacement, which search remains on-going as of the date hereof. Our success in attracting a new CEO and attracting and retaining qualified people is dependent on the resources available in individual geographic areas and the impact on the labor supply due to general economic conditions, as well as our ability to provide a competitive compensation package, including the implementation of adequate drivers of retention and rewards based on performance, and work environment. The departure of any key personnel and our inability to enforce non-competition agreements could have a negative impact on our business.

Global capital and credit markets conditions could have an adverse effect on our ability to access the capital and credit markets, including via our credit facility.

In 2009, due to the disruptions in the global credit markets, liquidity in the debt markets was materially impacted, making financing terms for borrowers less attractive or, in some cases, unavailable altogether. Renewed disruptions in the global credit markets or the failure of additional lending institutions could result in the unavailability of certain types of debt financing, including access to revolving lines of credit. We monitor the financial strength of our larger customers, derivative counterparties, lenders and insurance carriers on a periodic basis using publicly available information in order to evaluate our exposure to those who have or who we believe may likely experience significant threats to their ability to adequately service our needs. We engage in borrowing and repayment activities under our revolving credit facility on an almost daily basis and have not had any disruption in our ability to access our revolving credit facility as needed. However, future credit market conditions could eventually increase the likelihood that one or more of our lenders may be unable to honor its commitments under our revolving credit facility, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, in the future we may need to raise additional funds to, among other things, fund our existing operations, improve or expand our operations, respond to competitive pressures, or make acquisitions. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations arising out of the agreements governing such debt. If we fail to raise capital when needed, our business will be negatively affected.

We operate with a high amount of debt and we may incur significant additional indebtedness.

Our operations are capital intensive, and we operate with a high amount of debt relative to our size. At December 31, 2012, we had $200.0 million in aggregate principal amount of 7.875% senior notes due 2020 and $442.4 million of indebtedness under our $900.0 million ABL Credit Agreement, which we entered into February 22, 2012 (the "Credit Agreement"). Our substantial indebtedness could have adverse consequences. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;
- make it more difficult for us to satisfy our obligations with respect to our senior notes;
- expose us to the risk of increased interest rates, as certain of our borrowings are at variable rates of interest;

- require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- restrict us from making strategic acquisitions or pursuing business opportunities; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

The indentures governing our 7.875% senior notes contain various covenants that limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue preferred stock of subsidiaries and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) and redeem or repurchase our capital stock. Our senior notes do not contain financial maintenance covenants and the financial maintenance covenants under our revolving credit facility are not applicable unless we fall below specific borrowing availability levels.

Our revolving credit facility requires us, under certain limited circumstances, to maintain certain financial ratios and limits our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indentures governing the senior notes, and the revolving credit facility.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. Upon the occurrence of an event of default under the revolving credit facility or any other debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness, including the senior notes.

The amount we can borrow under our revolving credit facility depends in part on the value of the portable storage units in our lease fleet. If the value of our lease fleet declines under appraisals our lenders receive, the amount we can borrow will similarly decline. We are required to satisfy several covenants with our lenders that are affected by changes in the value of our lease fleet. We would be in breach of certain of these covenants if the value of our lease fleet drops below specified levels. If this happens, we may not be able to borrow the amounts we need to expand our business, and we may be forced to liquidate a portion of our existing fleet.

We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our obligations under, our debt will depend on our financial and operating performance and that of our subsidiaries, which, in turn, will be subject to prevailing

economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. See the table under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations" for disclosure regarding the amount of cash required to service our debt.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not enable us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The instruments governing our indebtedness restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those sales, or if we do, at an opportune time, or the proceeds that we realize may not be adequate to meet debt service obligations when due.

We rely heavily on information technology in our operations, and any material failure, inadequacy, interruption or breach of security of that technology could harm our ability to effectively operate our business.

We rely heavily on information systems across our operations, including for management, sales, order processing and transportation logistics. Our ability to effectively manage our business and coordinate the leasing/sales and delivery of our products depends significantly on the reliability and capacity of these systems. Like other companies, our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, a material network breach in the security of these systems as a result of cyber-attack, or any other failure to maintain a continuous and secure cyber network could result in substantial harm or inconvenience to us or our customers. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other "identity theft." Each of these situations or data privacy breaches may cause delays in customer service, reduce efficiency in our operations, require significant capital investments to remediate the problem, or result in negative publicity that could harm our reputation and results.

As Department of Transportation regulations increase, our operations could be negatively impacted and competition for qualified drivers could increase and result in increased labor costs.

We operate in the U.S. pursuant to operating authority granted by the U.S. Department of Transportation ("DOT"). Our company drivers also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports, and other matters affecting safety or operating methods. The DOT is currently engaged in a rulemaking proceeding regarding drivers' hours-of-service, and the result could negatively impact utilization of our equipment.

For example, during 2010, the federal government launched CSA, a new enforcement and compliance model implementing driver standards in addition to our current standards. CSA may reduce the number of eligible drivers and/or negatively impact our fleet ranking.

Under CSA, drivers and fleets will be evaluated and ranked based on certain safety-related standards. The methodology for determining a carrier's DOT safety rating will be expanded to include the on-road safety performance of the carrier's drivers. As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly, compared to our peer firms, and our safety rating could be adversely impacted. A reduction in eligible drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified drivers, which could result in increased compensation costs.

The market price of our common stock has been volatile and may continue to be volatile and the value of your investment may decline.

The market price of our common stock has been volatile and may continue to be volatile. This volatility may cause wide fluctuations in the price of our common stock on The NASDAQ Global Select Market. The market price of our common stock is likely to be affected by:

- changes in general conditions in the economy, geopolitical events or the financial markets;
- variations in our quarterly operating results;
- changes in financial estimates by securities analysts;
- other developments affecting us, our industry, customers or competitors;
- changes in demand for our products or the prices we charge due to changes in economic conditions, competition or other factors;
- general economic conditions in the markets where we operate;
- the cyclical nature of our customers' businesses, particularly those operating in the construction sectors;
- rental rate changes in response to competitive factors;
- bankruptcy or insolvency of our customers, thereby reducing demand for our used units;
- seasonal rental patterns, with rental activity tending to be lowest in the first quarter of the year;
- timing of acquisitions of companies and new location openings and related costs;
- labor shortages, work stoppages or other labor difficulties;
- possible unrecorded liabilities of acquired companies;
- possible write-offs or exceptional charges due to changes in applicable accounting standards, goodwill impairment, or impairment of assets;
- the operating and stock price performance of companies that investors deem comparable to us; and
- the number of shares available for resale in the public markets under applicable securities laws.

Unionization by some or all of our employees could cause increases in operating costs.

None of our employees are presently covered by collective bargaining agreements. However, from time to time various unions have attempted to organize some of our employees. We cannot predict the outcome of any continuing or future efforts to organize our employees, the terms of any future labor agreements, or the effect, if any, those agreements might have on our operations or financial performance.

We believe that a unionized workforce would generally increase our operating costs, divert the attention of management from servicing customers and increase the risk of work stoppages, all of which could have a material adverse effect on our business, results of operations or financial condition.

Fluctuations between the British pound and U.S. dollar could adversely affect our results of operations.

We derived approximately 17.3% of our total revenues in 2012 from our operations in the U.K. The financial position and results of operations of our U.K. subsidiaries are measured using the British pound as the functional currency. As a result, we are exposed to currency fluctuations both in receiving cash from our U.K. operations and in translating our financial results back into U.S. dollars. We believe the impact on us of currency fluctuations from an operations perspective is mitigated by the fact that the majority of our expenses, capital expenditures and revenues in the U.K. are in British pounds. We do, however, have significant currency exposure as a result of translating our financial results from British pounds into U.S. dollars for purposes of financial reporting. Assets and liabilities of our U.K. subsidiary are translated at the period end exchange rate in effect at each balance sheet date. Our income statement accounts are translated at the average rate of exchange prevailing during each month. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated other comprehensive income (loss) in stockholders' equity. A strengthening of the U.S. dollar against the British pound reduces the amount of income or loss we recognize on a consolidated basis from our U.K. business. We cannot predict the effects of further exchange rate fluctuations on our future operating results. We are also exposed to additional currency transaction risk when our U.S. operations incur purchase obligations in a currency other than in U.S. dollars and our U.K. operations incur purchase obligations in a currency other than in British pounds. As exchange rates vary, our results of operations and profitability may be harmed. We do not currently hedge our currency transaction or translation exposure, nor do we have any current plans to do so. The risks we face in foreign currency transactions and translation may continue to increase as we further develop and expand our U.K. operations. Furthermore, to the extent we expand our business into other countries, we anticipate we will face similar market risks related to foreign currency translation caused by exchange rate fluctuations between the U.S. dollar and the currencies of those countries.

If we determine that our goodwill has become impaired, we may incur significant charges to our pre-tax income.

At December 31, 2012, we had $518.3 million of goodwill on our Consolidated Balance Sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Goodwill and intangible assets are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions, stock price, and adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business.

For more information, see the "Notes to Consolidated Financial Statements" included in our financial statements contained in this Annual Report.

We are subject to environmental regulations and could incur costs relating to environmental matters.

We are subject to various federal, state, and local environmental protection and health and safety laws and regulations governing, among other things:

- the emission and discharge of hazardous materials into the ground, air, or water;
- the exposure to hazardous materials; and
- the generation, handling, storage, use, treatment, identification, transportation, and disposal of industrial by-products, waste water, storm water, oil/fuel and other hazardous materials.

We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators. We could also become liable if employees or other parties are improperly exposed to hazardous materials.

Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our or our predecessors' past or present facilities. These laws often impose liability even if the owner, operator or lessor did not know of, or was not responsible for, the release of such hazardous substances.

Environmental laws are complex, change frequently, and have tended to become more stringent over time. The costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, or financial condition.

The supply and cost of used ISO containers fluctuates, which can affect our pricing and our ability to grow.

As needed, we purchase, remanufacture and modify used ISO containers in order to expand our lease fleet. If used ISO container prices increase substantially, we may not be able to manufacture enough new units to grow our fleet. These price increases also could increase our expenses and reduce our earnings, particularly if we are not able (due to competitive reasons or otherwise) to raise our rental rates to absorb this increased cost. Conversely, an oversupply of used ISO containers may cause container prices to fall. In such event, competitors may then lower the lease rates on their storage units. As a result, we may need to lower our lease rates to remain competitive. These events would cause our revenues and our earnings to decline.

The supply and cost of raw materials we use in manufacturing portable storage units fluctuates and could increase our operating costs.

As needed, we manufacture portable storage units to add to our lease fleet and for sale. In our manufacturing process, we purchase steel, vinyl, wood, glass and other raw materials from various suppliers. We cannot be sure that an adequate supply of these materials will continue to be available on terms acceptable to us. The raw materials we use are subject to price fluctuations that we cannot control. Changes in the cost of raw materials can have a significant effect on our operations and earnings. Rapid increases in raw material prices are often difficult to pass through to customers, particularly to leasing customers. If we are unable to pass on these higher costs, our profitability could decline. If raw material prices decline significantly, we may have to write down our raw materials inventory values. If this happens, our results of operations and financial condition will decline.

Some zoning laws in the U.S. and Canada and temporary planning permission regulations in Europe restrict the use of our portable storage and office units and therefore limit our ability to offer our products in all markets.

Most of our customers use our storage units to store their goods on their own properties for various lengths of time. Local zoning laws and temporary planning permission regulations in some of our markets do not allow some of our customers to keep portable storage and office units on their properties or do not permit portable storage units unless located out of sight from the street or may limit the type of product they may use or how long it can be at their locations. If local zoning laws or planning permission regulations in one or more of our markets no longer allow our units to be stored on customers' sites, our business in that market will suffer.

We may not be able to successfully acquire or launch new operations or integrate future acquisitions, which could cause our business to suffer.

We may not be able to successfully complete potential strategic acquisitions if we cannot reach agreement on acceptable terms or for other reasons. If we buy a company or launch new operations, we may experience difficulty integrating that company's personnel and operations, which could negatively affect our operating results. In addition:

- the key personnel of the acquired company may decide not to work for us;

- we may experience business disruptions as a result of information technology systems conversions;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, and financial reporting;
- we may be held liable for environmental risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;
- our ongoing core business may be disrupted or receive insufficient management attention; and
- we may not be able to realize the cost savings or other financial benefits we anticipated.

In connection with future acquisitions, we may assume the liabilities of the companies we acquire. These liabilities, including liabilities for environmental-related costs, could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which could involve the imposition of restrictive covenants or be dilutive to our existing stockholders.

If we do not manage new markets or new business lines or products effectively, some of our new branches and acquisitions may lose money or fail, and we may have to close unprofitable locations. Closing a location or line of business in such circumstances would likely result in additional expenses that would cause our operating results to suffer.

In connection with expansion outside of the U.S., we face fluctuations in currency exchange rates, exposure to additional regulatory requirements, including certain trade barriers, changes in political and economic conditions, and exposure to additional and potentially adverse tax regimes. Our success in Europe depends, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks may adversely affect our growth, in Europe and elsewhere, and lead to increased administrative costs.

We are exposed to various possible claims relating to our business and our insurance may not fully protect us.

We are exposed to various possible claims relating to our business. These possible claims include those relating to: (i) personal injury or death caused by containers, offices or trailers rented or sold by us; (ii) motor vehicle accidents involving our vehicles and our employees; (iii) employment-related claims; (iv) property damage and (v) commercial claims. Our insurance policies have deductibles or self-insured retentions which would require us to expend amounts prior to taking advantage of coverage limits. Currently, we believe that we have adequate insurance coverage for the protection of our assets and operations. However, our insurance may not fully protect us for certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits. In addition, we may be exposed to uninsured liability at levels in excess of our policy limits.

If we are found liable for any significant claims that are not covered by insurance, our liquidity and operating results could be materially adversely affected. It is possible that our insurance carrier may disclaim coverage for any class action and derivative lawsuits against us. It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms or not available at all. In addition, whether we are covered by insurance or not, certain claims may have the potential for negative publicity surrounding such claims, which may lead to lower revenues, as well as additional similar claims being filed.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, copyrights and other intellectual property rights we own or license, including patents to our locking system. Our use of

contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information and patents, or to defend against claims by third parties that our services or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing services, which could harm our business, financial condition or results of operations. In addition, a breakdown in our internal policies and procedures may lead to an unintentional disclosure of our proprietary, confidential or material non-public information, which could in turn harm our business, financial condition or results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2012 fiscal year and that remain unresolved.

ITEM 2. *PROPERTIES*

We own several properties in the U.S., including our facility in Maricopa, Arizona, which is located approximately 30 miles south of Phoenix, Arizona. In the U.K., we own two locations. We lease all of our other locations. All of our leased properties have remaining lease terms of between one and 13 years and we believe that satisfactory alternative properties can be found in all of our markets if we do not renew these existing leased properties. The properties we lease for our branch locations are generally located in industrial areas so that we can stack containers, store large amounts of containers and offices and operate our delivery trucks. These properties tend to be one to 5 acre sites with little development needed for us to use them, other than a paved or hard-packed surface, utilities and proper zoning.

Three of our leased properties are with entities co-owned by our former President and CEO and one leased property is owned by the mother of our former President and CEO. The terms of these related persons lease agreements have been reviewed and approved by the independent directors who comprise a majority of the members of our Board of Directors.

Our Maricopa, Arizona facility is on approximately 43 acres. Previously, the facility housed our manufacturing, assembly, restoring, painting and vehicle maintenance operations. At the end of 2008, we restructured our manufacturing operations and, as a result, this facility for the near future will be primarily used to rebrand, remanufacture and do repairs and maintenance on our existing lease fleet, build custom sale units and store any excess units in our fleet.

We lease our corporate and administrative offices in Tempe, Arizona. These offices occupy approximately 55,000 square feet of office space, including our NSC. The lease term expires in December 2014. Our European headquarters is located in Stockton-on-Tees, United Kingdom, where we lease approximately 10,000 square feet of office space. The lease term expires in July 2017.

ITEM 3. *LEGAL PROCEEDINGS*

We are party from time to time to various claims and lawsuits that arise in the ordinary course of business, including claims related to employment matters, contractual disputes, personal injuries and property damage. In addition, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries.

Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including

those discussed above, could be decided unfavorably to us or any of our subsidiaries involved. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock Prices

Our common stock trades on The NASDAQ Global Select Market under the symbol "MINI". The following are the high and low sale prices for the common stock during the periods indicated as reported by the NASDAQ Stock Market.

	2011		2012	
	High	Low	High	Low
Quarter ended March 31,	$24.29	$19.00	$23.08	$15.87
Quarter ended June 30,	$25.49	$19.45	$21.51	$12.60
Quarter ended September 30,	$22.95	$14.97	$18.57	$12.87
Quarter ended December 31,	$19.70	$15.10	$22.29	$16.00

We had 79 holders of record of our common stock on February 15, 2013, and we estimate that we have more than 2,900 beneficial holders of our common stock.

We have not paid cash dividends on our common stock and do not expect to do so in the foreseeable future, as we intend to retain all earnings to provide funds for the operation and expansion of our business. Further, our Credit Agreement restricts our ability to pay dividends or other distributions on our common stock.

Sales of Unregistered Securities; Repurchases of Securities

On June 27, 2008, as part of the consideration for the acquisition of MSG, we issued 8.6 million shares of our Series A Convertible Redeemable Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), to the former stockholders of MSG. This issuance was made pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

On April 14, 2011, the remaining issued and outstanding shares of the Series A Preferred Stock, automatically converted into an aggregate of 8.2 million shares of the our common stock, par value $0.01 per share, in accordance with the terms and conditions of the Series A Preferred Stock and are no longer outstanding.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor should such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent that Mobile Mini specifically incorporates it by reference in such filing.

The following graph compares the five-year cumulative total return on our common stock with the cumulative total returns (assuming reinvestment of dividends) on the Standard and Poor's SmallCap 600 and the NASDAQ Composite Index if $100 were invested in our common stock and each index on December 31, 2007.

STOCK PERFORMANCE GRAPH
Mobile Mini, Inc.
At December 31, 2012

Total Return* Performance



Index	Period Ended December 31,					
	2007	2008	2009	2010	2011	2012
Mobile Mini, Inc.	$100.00	$77.78	$76.00	$106.20	$ 94.12	$112.46
Standard & Poor's SmallCap 600	$100.00	$68.93	$86.55	$109.32	$110.43	$128.46
NASDAQ Stock Market Index (U.S.)	$100.00	$61.17	$87.93	$104.13	$104.69	$123.85

* Total Return based on $100 initial investment and reinvestment of dividends.

ITEM 6. *SELECTED FINANCIAL DATA*

The following table shows our selected consolidated historical financial data for the stated periods. Amounts include the effect of rounding. You should read this material with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related footnotes included elsewhere in this Annual Report.

The selected consolidated financial data below for 2010 and 2011 has been derived from the audited consolidated financial statements and has been revised to reflect the corrections of immaterial errors in

previously reported financial results. See Note 1 of the Consolidated Financial Statements included in this Annual Report for a detailed discussion. The net income impact of the revisions was a decrease in net income of $0.3 million and $1.3 million for the years ended December 2010 and 2011, respectively. The selected consolidated financial data below for 2008 and 2009 has been similarly revised to reflect the immaterial error correction, which decreased net income $2.6 million for the year ended December 31, 2008, and increased net income $2.1 million for the year ended December 31, 2009.

	Year Ended December 31,				
	2008	2009	2010	2011	2012
	(In thousands, except per share and operating data)				
Consolidated Statements of Income Data:					
Revenues:					
Leasing	$370,578	$338,871	$294,591	$315,749	$340,797
Sales	41,267	38,605	33,156	42,842	38,281
Other	2,577	2,335	2,567	2,723	2,181
Total revenues	414,422	379,811	330,314	361,314	381,259
Costs and expenses:					
Cost of sales	28,044	25,795	21,997	27,070	23,592
Leasing, selling and general expenses	215,279	195,281	179,164	202,621	219,658
Integration, merger and restructuring expenses	24,427	11,305	4,014	1,361	7,133
Goodwill impairment	13,356	—	—	—	—
Depreciation and amortization	31,767	39,082	35,686	35,665	36,187
Total costs and expenses	312,873	271,463	240,861	266,717	286,570
Income from operations	101,549	108,348	89,453	94,597	94,689
Other income (expense):					
Interest income	135	29	1	—	1
Interest expense	(48,962)	(59,027)	(56,096)	(46,200)	(37,339)
Debt restructuring/extinguishment expense	—	—	(11,024)	(1,334)	(2,812)
Deferred financing costs write-off	—	—	(525)	—	(1,889)
Foreign currency exchange loss	(112)	(88)	(9)	(7)	(5)
Income before provision for income taxes	52,610	49,262	21,800	47,056	52,645
Provision for income taxes	26,198	19,344	8,555	16,460	18,467
Net income	26,412	29,918	13,245	30,596	34,178
Earnings allocable to preferred stockholders	(2,168)	(5,848)	(2,502)	(966)	—
Net income available to common stockholders	$ 24,244	$ 24,070	$ 10,743	$ 29,630	$ 34,178
Earnings per share:					
Basic	$ 0.71	$ 0.70	$ 0.31	$ 0.71	$ 0.77
Diluted	$ 0.68	$ 0.69	$ 0.30	$ 0.69	$ 0.76
Weighted average number of common and common share equivalents outstanding:					
Basic	34,155	34,597	35,196	41,566	44,657
Diluted	38,875	43,252	43,829	44,569	45,102
Other Data:					
EBITDA(1)	$133,339	$147,371	$125,131	$130,255	$130,872
Net cash provided by operating activities	98,518	86,770	60,805	84,969	90,949
Net cash (used in) provided by investing activities	(97,913)	3,048	5,351	(12,787)	(29,383)
Net cash used in financing activities	(6,689)	(82,999)	(67,731)	(71,063)	(60,719)
Operating Data:					
Number of branches (at year end)	94	91	86	87	84
Lease fleet units (at year end)	273,748	257,208	245,499	237,628	234,728
Lease fleet utilization (annual average)	75.0%	59.2%	53.4%	57.1%	60.0%
Lease revenue growth (reduction) from prior year	n/a	(8.6)%	(13.1)%	7.2%	7.9%
Operating margin	24.5%	28.5%	27.1%	26.2%	24.8%
Net income margin	6.4%	7.9%	4.0%	8.5%	9.0%
EBITDA margin(3)	32.2%	38.8%	37.9%	36.1%	34.3%

	At December 31,				
	2008	2009	2010	2011	2012
			(In thousands)		
Consolidated Balance Sheet Data:					
Lease fleet, net	$1,078,156	$1,055,328	$1,028,403	$1,018,742	$1,031,589
Total assets	1,798,581	1,753,488	1,715,767	1,707,500	1,727,560
Total debt	907,206	824,246	771,402	696,472	643,343
Convertible preferred stock, at liquidation preference values	153,990	147,427	147,427	—	—
Stockholders' equity	488,327	542,551	563,495	753,914	809,519

Reconciliations of EBITDA to net cash provided by operating activities, the most directly comparable GAAP measure:

	Year Ended December 31,				
	2008	2009	2010	2011	2012
			(In thousands)		
EBITDA(1)	$133,339	$147,371	$125,131	$130,255	$130,872
Interest paid	(33,032)	(54,817)	(56,582)	(42,683)	(35,145)
Income and franchise taxes paid	(667)	(1,055)	(823)	(816)	(831)
Provision for restructuring charge	5,626	—	—	—	—
Goodwill impairment	13,356	—	—	—	—
Share-based compensation expense	5,656	5,782	6,292	6,456	9,575
Gain on sale of lease fleet units	(9,849)	(11,661)	(10,045)	(13,800)	(11,781)
Loss (gain) on disposal of property, plant and equipment	567	52	34	91	(130)
Change in certain assets and liabilities, net of effect of business acquired:					
Receivables	2,201	21,327	(2,077)	(4,148)	(2,899)
Inventories	7,655	3,691	2,506	(1,242)	1,352
Deposits and prepaid expenses	177	3,412	1,486	1,067	537
Other assets and intangibles	381	172	(200)	(33)	(161)
Accounts payable and accrued liabilities	(26,892)	(27,504)	(4,917)	9,822	(440)
Net cash provided by operating activities	$ 98,518	$ 86,770	$ 60,805	$ 84,969	$ 90,949

Reconciliation of net income to EBITDA and adjusted EBITDA:

	Year Ended December 31,				
	2008	2009	2010	2011	2012
		(In thousands except percentages)			
Net income	$ 26,412	$ 29,918	$ 13,245	$ 30,596	$ 34,178
Interest expense	48,962	59,027	56,096	46,200	37,339
Income taxes	26,198	19,344	8,555	16,460	18,467
Depreciation and amortization	31,767	39,082	35,686	35,665	36,187
Debt restructuring/extinguishment expense	—	—	11,024	1,334	2,812
Deferred financing costs write-off	—	—	525	—	1,889
EBITDA(1)	133,339	147,371	125,131	130,255	130,872
Integration, merger and restructuring expenses(4)	24,427	11,305	4,014	1,361	7,133
Goodwill impairment(5)	13,356	—	—	—	—
Acquisition expenses(6)	—	—	—	610	139
Other(7)	—	835	275	1,406	151
Adjusted EBITDA(2)	$171,122	$159,511	$129,420	$133,632	$138,295
EBITDA margin(3)	32.2%	38.8%	37.9%	36.1%	34.3%
Adjusted EBITDA margin(3)	41.3%	42.0%	39.2%	37.0%	36.3%

(1) EBITDA, as further discussed below, is defined as net income before interest expense, income taxes, depreciation and amortization, and debt restructuring or extinguishment expense, including any write-off of deferred financing costs. We present EBITDA because we believe it provides useful information regarding our ability to meet our future debt payment requirements, capital expenditures and working capital requirements and that it provides an overall evaluation of our financial condition. In addition, EBITDA is a component of certain financial covenants under our Credit Agreement.

    EBITDA has certain limitations as an analytical tool and should not be used as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") or as a measure of our profitability or our liquidity. In particular, EBITDA, as defined does not include:

    - Interest expense — because we borrow money to partially finance our capital expenditures, primarily related to the expansion of our lease fleet, interest expense is a necessary element of our cost to secure this financing to continue generating additional revenues.
    - Income taxes — because we operate in jurisdictions subject to income taxation, income tax expense is a necessary element of our costs to operate.
    - Depreciation and amortization — because we are a leasing company, our business is capital intensive and we hold acquired assets for a period of time before they generate revenues, cash flow and earnings; therefore, depreciation and amortization expense is a necessary element of our business.
    - Debt restructuring or extinguishment expense — debt restructuring and extinguishment expenses, including any write-off of deferred financing costs, are not deducted in our various calculations made under our Credit Agreement and are treated no differently than interest expense. As discussed above, interest expense is a necessary element of our cost to finance a portion of the capital expenditures needed for the growth of our business.

    When evaluating EBITDA as a performance measure, and excluding the above-noted charges, all of which have material limitations, investors should consider, among other factors, the following:

    - increasing or decreasing trends in EBITDA;
    - how EBITDA compares to levels of debt and interest expense; and
    - whether EBITDA historically has remained at positive levels.

    Because EBITDA, as defined, excludes some but not all items that affect our cash flow from operating activities, EBITDA may not be comparable to a similarly titled performance measure presented by other companies.

(2) Adjusted EBITDA represents EBITDA plus the sum of certain transactions that are excluded when internally evaluating our operating performance. Management believes adjusted EBITDA is a more meaningful evaluation and comparison of our core business when comparing period over period results without regard to transactions that potentially distort the performance of our core business operating results.

(3) EBITDA and adjusted EBITDA margins are calculated as EBITDA and adjusted EBITDA divided by total revenues expressed as a percentage. The GAAP financial measure that is most directly comparable to EBITDA margin is operating margin, which represents operating income divided by revenues. EBITDA margin is presented along with the operating margin in the selected financial data under "Operating Data" so as not to imply that more emphasis be placed on this measure than the corresponding GAAP measure.

(4) Integration, merger and restructuring expenses include costs we incurred in connection with the MSG acquisition, the expenses incurred with the restructuring of our manufacturing operations and other restructuring initiatives.

(5) Goodwill impairment represents a non-cash charge for a portion of our goodwill relating to our U.K. and The Netherlands operations.

(6) Acquisition expenses represent acquisition activity costs. Prior to 2011, these expenses were capitalized under the then current accounting guidelines for acquisitions we completed.

(7) Other includes the cost of one-time expenses in 2009 and 2010 primarily related to a class action settlement. In 2011, these expenses primarily include start-up costs related to our new locations and asset repositioning expenses. Prior to 2011, start-up costs and repositioning expenses were not as material as we primarily expanded our geographic areas by traditional acquisitions where lease units were already in service and demand for repositioning fleet units was not as strong compared to 2011. In 2012, these expenses relate to estimated losses to our assets due to natural disasters in the southern U.S.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. "Risk Factors."

The discussion on financial results below has been revised to reflect the corrections of immaterial errors in previously reported financial results. See Note 1 of the Consolidated Financial Statements included in this Annual Report for detailed discussion.

Overview

Executive Summary

With an improving economy, our leasing revenue increased approximately 7.9% from the 2011 level and we continued to keep our business right-sized, allowing us to maintain a strong adjusted EBITDA margin of 36.3% during 2012. We have been cash flow positive for 20 consecutive quarters and have used this positive cash flow to pay down debt of approximately $289.0 million since June 30, 2008.

Our level of business started to improve on a year over year basis by the fourth quarter of 2010, with signs of moderate economic recovery beginning in 2011. Our leasing revenues and total revenues improved quarter over quarter in 2011 and 2012, compared to the same period in the prior year. We continued to enact selective price increases, focusing on both new and existing customers that had units out on rent for an extended period of time, and to date we have observed no measurable difference in the attrition rates for these customers.

We continue to optimize our hybrid sales model incorporating a local, as well as centralized component, with both groups incentivized on the basis of performance. The sales personnel at our branches primarily focus on construction customers who tend to be large multi-unit customers that benefit from local service, while those in our NSC in Tempe, Arizona target the balance of our customers, which includes single-unit customers. We also have a similar model in Europe.

We monitor our business activity levels through a variety of metrics that we use to determine the optimal efficiencies for our drivers, dispatchers, managers, salespeople and corporate staff needed while continuing our focus on customer service and sales activity levels.

In 2009, we converted a number our branches to operational yards by leveraging our branch management to cover more than one market, which allowed us to lower the cost structure of these locations. As our business began to stabilize from the economic downturn in 2010, we began entering additional markets through three greenfield operational yards where we redeployed existing fleet to these new locations. With growth returning to

our business in 2011, we opened an additional ten greenfield locations and entered two additional locations in 2011 by acquiring market leaders through traditional acquisitions just prior to year end. In 2012, we entered four new markets through greenfield expansions, combined two branches in the U.K. into one location, converted two full service branches in the U.S. into low-cost operational yards and completed one acquisition which became part of an existing branch. At December 31, 2012, we operated in 136 locations throughout North America and Europe and believe we can expand to more than 50 new markets in North America.

We believe these continued growth efforts, together with managing working capital and controls over capital expenditures, will allow us to generate free cash flow in 2013. In 2012, we reduced our debt by $53.7 million, after payment of $10.6 million in financing costs for the new Credit Agreement and redemption premiums on the 6.875% Senior notes due 2015, and had $449.2 million of unused borrowing capacity under our Credit Agreement as of December 31, 2012.

Our focus is on revenue growth at both our existing and new locations as we continue our sophisticated sales campaign strategies at our NSC and branches. We intend to accomplish this in part through increasing sales personnel accountability through our disciplined sales processes, which we believe gives us a significant competitive advantage.

General

We are the world's leading provider of portable storage solutions, through a total lease fleet of over 234,700 units at December 31, 2012. We operate in 136 locations throughout North America and Europe, maintaining a strong leadership position in virtually all markets served. We offer a wide range of portable storage products in varying lengths and widths with an assortment of differentiated features such as our patented locking systems, premium doors, electrical wiring and shelving. Our portable storage units provide secure, accessible temporary storage for a diversified client base across various industries.

We derive approximately 89.4% of our revenues from leasing our portable storage containers, security office units and mobile office units. We also sell new and used portable storage containers, security office units and mobile office units. In addition, we provide delivery, installation and other ancillary products and services to our customers. Our sales revenues represented 10.0% of total revenues in 2012.

On June 27, 2008, we acquired the outstanding shares of our largest competitor, MSG, and MSG became a wholly-owned subsidiary of Mobile Mini. We refer to this transaction as "the Merger" or "the MSG acquisition" throughout this Annual Report. The MSG acquisition was the largest acquisition we have completed and significantly expanded the number of our geographic locations in both the U.S. and the U.K. and also expanded our presence in a number of existing markets. Following the Merger, we implemented our business model across the newly acquired MSG branches. This enabled us to close locations and combine branch management in overlapping markets as well as reposition our lease fleet to align with customer demand. Our consolidated statements of income for the periods reported include certain estimated expenses expected or incurred related to integration of the MSG acquisition and restructuring charges related to restructuring of our manufacturing operations as a result of the MSG acquisition.

Prior to the acquisition of MSG, we grew both organically and through smaller acquisitions, which we used to gain a presence in new markets. Traditionally, we enter new markets through the acquisition of smaller local competitors and then implement our business model, which is typically more focused on customer service and marketing than the acquired business or other market competitors. Given our current utilization levels, we are primarily entering new markets by migrating idle fleet to new low-cost greenfield operational yards and occasionally by acquiring an existing business when the right economic conditions are present. These greenfield operational yards do not have all the overhead associated with a fully staffed branch as they typically only have a sales representative, drivers and yard personnel to handle deliveries and pick-ups of our fleet. A new location will generally have fairly low operating margins during its early years, but as we penetrate the new market

through our marketing efforts and increase the number of units on rent at the new location, we are typically able to reach company average levels of profitability after several years. The costs associated with opening a greenfield operational yard are lower than a fully staffed branch which should have a comparatively positive effect on margins.

When we enter a new market, we incur certain costs in developing new infrastructure. For example, advertising and marketing costs will be incurred and certain minimum levels of staffing and delivery equipment will be put in place regardless of the new market's revenue base. Once we have achieved revenues during any period that are sufficient to cover our fixed expenses, we are able to generate relatively high margins on incremental lease revenues. Therefore, each additional unit rented in excess of the break-even level contributes significantly to profitability. When we refer to our operating leverage in this discussion, we are describing the impact on margins once we either cover our fixed costs or if we incur additional fixed costs in a market.

The level of non-residential construction activity is an important external factor that we examine to access market trends and determine the direction of our business. Because of the degree of our operating leverage, increases or decreases in non-residential construction activity can have a significant effect on our operating margins and net income. Beginning in the second quarter of 2008, the level of our construction related business slowed down and then declined. This decline continued and adversely affected our results of operations. Our construction related business is slowly returning to pre-2009 levels. The level of our construction business began to increase in 2010. In each of 2011 and 2012, it improved year over year, compared to the prior year. Customers in the construction industry represented approximately 33% and 32% of our leased units at December 31, 2012 and 2011, respectively.

In managing our business, we focus on growing leasing revenues, particularly in existing markets where we can take advantage of the operating leverage inherent in our business model. Our goals are to increase operating margins as we continue to grow leasing revenues.

We are a capital-intensive business. Therefore, in addition to focusing on earnings per share ("EPS"), we focus on adjusted EBITDA to measure our operating results. We calculate this number by first calculating EBITDA, which we define as net income before interest expense, income taxes, depreciation and amortization and debt restructuring or extinguishment expense, including any write-off of deferred financing costs. This measure eliminates the effect of financing transactions that we enter into and it provides us with a means to track internally generated cash from which we can fund our interest expense and our lease fleet growth. In comparing EBITDA from year to year, we typically further adjust EBITDA to exclude the effect of what we consider transactions or events not related to our core business operations to arrive at what we define as adjusted EBITDA.

In managing our business, we measure our adjusted EBITDA margins from year to year based on the size of the branch. We define this margin as adjusted EBITDA divided by our total revenues, expressed as a percentage. We use this comparison, for example, to study internally the effect that increased costs have on our margins. As capital is invested in our established branch locations, we achieve higher adjusted EBITDA margins on that capital than we achieve on capital invested to establish a new branch, because our fixed costs are already in place in connection with the established branches. The fixed costs are those associated with yard and delivery equipment, as well as advertising, sales, marketing and office expenses. With a new branch or operational yard, we must first fund and absorb the start-up costs for setting up the new location, hiring and developing the management and sales team and developing our marketing and advertising programs. A new location will have lower adjusted EBITDA margins in its early years until the branch increases the number of units it has on rent. Because this operating leverage creates higher operating margins on incremental lease revenue, which we realize on a branch-by-branch basis when the branch achieves leasing revenues sufficient to cover the branch's fixed costs, leasing revenues in excess of the break-even amount produce large increases in profitability. Conversely, absent growth in leasing revenues, the adjusted EBITDA margin at a branch is expected to remain relatively flat

on a period-by-period comparative basis if expenses remained the same or would decrease if fixed costs increased.

Because EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin are non-GAAP financial measures, as defined by the SEC, we include in this Annual Report reconciliations of EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP. These reconciliations are included in "Item 6. Selected Financial Data."

Accounting and Operating Overview

Our leasing revenues include all rent and ancillary revenues we receive for our portable storage containers and combination storage/office and mobile office units. Our sales revenues include sales of these units to customers. Our other revenues consist principally of charges for the delivery of the units we sell. Our principal operating expenses are: (i) cost of sales; (ii) leasing, selling and general expenses and (iii) depreciation and amortization, primarily depreciation of the portable storage units and mobile offices in our lease fleet. Cost of sales is the cost of the units that we sold during the reported period and includes both our cost to buy, transport, remanufacture and modify used ocean-going containers and our cost to manufacture portable storage units and other structures. Leasing, selling and general expenses include, among other expenses, payroll and payroll related costs, advertising and other marketing expenses, real property lease expenses, commissions, repair and maintenance costs of our lease fleet and transportation equipment, stock-based compensation expense and corporate expenses for both our leasing and sales activities. Annual repair and maintenance expenses on our leased units over the last three years have averaged approximately 3.5% of lease revenues and are included in leasing, selling and general expenses. These expenses tend to increase during periods when utilization is increasing. We expense our normal repair and maintenance costs as incurred (including the cost of periodically repainting units).

Our principal asset is our container lease fleet, which has historically maintained an appraised value close to its original cost. Our lease fleet primarily consists of remanufactured and modified steel portable storage containers, steel security offices, steel combination offices and wood mobile offices that are leased to customers under short-term operating lease agreements with varying terms. Depreciation is calculated using the straight-line method over the estimated useful life of our units, after the date that we put the unit in service, and are depreciated down to their estimated residual values. Our steel units are depreciated over 30 years with an estimated residual value of 55%. The depreciation policy is supported by our historical lease fleet data, which shows that we have been able to obtain comparable rental rates and sales prices irrespective of the age of our container lease fleet. Wood office units are depreciated over 20 years with an estimated residual value of 50%. Van trailers, which are a small part of our fleet, are depreciated over seven years to an estimated residual value of 20%. Van trailers, which are only added to the fleet as a result of acquisitions of portable storage businesses, are of much lower quality than storage containers and consequently depreciate more rapidly. We have other non-core products that have various other measures of useful lives and residual values.

During the last five fiscal years, our annual utilization levels averaged 60.6% and ranged from a low of 53.4% in 2010 to a high of 75.0% in 2008. Average lease fleet utilization in 2012 increased 2.9% to 60.0% from 57.1% in 2011. Historically, our average utilization has been somewhat seasonal with the low normally being realized in the first quarter and the high realized in the fourth quarter of each year.

Results of Operations

The following table shows the percentage of total revenues represented by the key items that make up our statements of income:

	Year Ended December 31,				
	2008	2009	2010	2011	2012
Revenues:					
Leasing	89.4%	89.2%	89.2%	87.4%	89.4%
Sales	10.0	10.2	10.0	11.9	10.0
Other	0.6	0.6	0.8	0.7	0.6
Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:					
Cost of sales	6.8	6.8	6.7	7.5	6.2
Leasing, selling and general expenses	51.9	51.4	54.2	56.1	57.6
Integration, merger and restructuring expenses	5.9	3.0	1.2	0.4	1.9
Goodwill impairment	3.2	—	—	—	—
Depreciation and amortization	7.7	10.3	10.8	9.8	9.5
Total costs and expenses	75.5	71.5	72.9	73.8	75.2
Income from operations	24.5	28.5	27.1	26.2	24.8
Other income (expense):					
Interest income	—	—	—	—	—
Interest expense	(11.8)	(15.5)	(17.0)	(12.8)	(9.8)
Debt extinguishment/restructuring expense	—	—	(3.3)	(0.4)	(0.7)
Deferred financing costs write-off	—	—	(0.2)	—	(0.5)
Foreign currency exchange	—	—	—	—	—
Income before provision for income taxes	12.7	13.0	6.6	13.0	13.8
Provision for income taxes	6.3	5.1	2.6	4.5	4.8
Net income	6.4%	7.9%	4.0%	8.5%	9.0%

Twelve Months Ended December 31, 2012, Compared to Twelve Months Ended December 31, 2011

Total revenues in 2012 increased $19.9 million, or 5.5%, to $381.3 million from $361.3 million in 2011. Leasing, our primary revenue focus, accounted for approximately 89.4% of total revenues during 2012. Leasing revenues in 2012 increased $25.0 million, or 7.9%, to $340.8 million from $315.7 million in 2011. This increase in leasing revenues is due to an increase in the number of deliveries and units on rent. Yield increased 4.5% over the prior year and was driven by higher trucking and ancillary revenues and also included an increase in the average annual rental rate of 1.5%. In 2012, leasing revenues increased primarily as the result of an improving economic environment. Revenues from the sale of portable storage and office units decreased $4.5 million, or 10.6%, to $38.3 million in 2012 from $42.8 million in 2011 and reflects a lower volume of units sold, driven by market demand. Other revenues are primarily related to transportation charges for the delivery of units sold and the sale of ancillary products and represented 0.6% and 0.7% of total revenues in 2012 and 2011, respectively.

Cost of sales is the cost related to our sales revenue only. Cost of sales was 61.6% and 63.2% of sales revenue in 2012 and 2011, respectively. Although we sold fewer units, the units we sold were at a higher average selling margin, compared to 2011.

Leasing, selling and general expenses increased $17.1 million, or 8.4%, to $219.7 million in 2012 from $202.6 million in 2011. Leasing, selling and general expenses, as a percentage of total revenues, were 57.6% and 56.1% in 2012 and 2011, respectively. Our consumer initiative program, that was terminated in August 2012,

accounted for $4.5 million of these additional expenses. Excluding the consumer initiative, leasing, selling and general expenses would have increased $12.6 million, to $215.2 million, or 6.2% compared to 2011.This increase is primarily due to variable costs associated with an increased level of business activity. Excluding the consumer initiative, the major increases in leasing, selling and general expenses for 2012 were: (i) payroll and related payroll costs increased by $3.9 million as a result of more leasing activity, annual merit increases and a higher level of performance compensation achieved, (ii) delivery and freight costs increased $2.5 million due to an increase in delivery activity of units and the deployment of units to our four new locations in 2012, (iii) repairs and maintenance expenses of our lease fleet and delivery equipment increased $2.0 million as a result of an increase in delivery activity in both our core business and holiday rental business, and (iv) insurance costs increased $1.9 million primarily related to higher claims. Fixed costs for building and land leases for our locations, including real property taxes, increased $1.1 million primarily due to contractual rate increases, new market locations and property tax increases and advertising expense decreased $0.9 million.

Integration, merger and restructuring expenses for 2012 were $7.1 million, compared to $1.4 million in 2011. In 2012, these costs included the consumer initiative program (approximately $0.7 million) that was terminated in August 2012 and a transition of leadership (approximately $5.1 million pursuant to an employment agreement and a separation agreement) whereby our President and Chief Executive Officer stepped down from such positions and as a member of our Board of Directors effective December 23, 2012. Other costs in 2012 and 2011 primarily represented costs associated with reductions in our workforce.

Adjusted EBITDA increased $4.7 million, or 3.5%, to $138.3 million, compared to $133.6 million in 2011. Adjusted EBITDA margins were 36.3% and 37.0% of total revenues for 2012 and 2011, respectively. Expenses prior to terminating our consumer initiative program adversely impacted adjusted EBITDA in 2012 by approximately $4.2 million. Excluding this charge, adjusted EBITDA would have increased $8.9 million to $142.5 million, compared to 2011, and adjusted EBITDA margin would have been approximately 37.4%.

Depreciation and amortization expenses remained relatively the same at $36.2 million in 2012 and $35.7 million in 2011. Our depreciation expense relates to property, plant and equipment, primarily trucks, forklifts and trailers to support the lease fleet, the customized ERP, CRM and other systems to enhance our reporting environment together with our lease fleet depreciation expense. Depreciation expense for 2012 increased $1.2 million and was partially offset by a decrease in amortization of intangible assets by $0.7 million.

Interest expense decreased $8.9 million, or 19.2%, to $37.3 million in 2012 from $46.2 million in 2011. The decrease in interest expense is attributable to a decrease in our lower average debt outstanding in 2012, compared to 2011, principally due to the use of operating cash flow to reduce our debt over the past year as well as a lower weighted average interest rate. In August 2012, we redeemed $150.0 million aggregate principal balance outstanding of our 6.875% senior notes due 2015 (the "2015 Notes") by drawing down funds under our lower variable interest rate Credit Agreement. The redemption of these notes is estimated to produce in excess of $6.6 million in annualized interest savings based on our current Credit Agreement borrowing rate and debt level. Our average annual debt outstanding decreased $53.9 million, or 7.3%, compared to the same period last year. The annual weighted average interest rate on our debt was 5.0% for 2012, compared to 5.7% for 2011, excluding the amortizations of debt issuance and other costs. Taking into account the amortizations of debt issuance and other costs, the annual weighted average interest rate was 5.5% in 2012 and 6.3% in 2011.

Debt restructuring expense in 2012 was $2.8 million and related to the redemption of the 2015 Notes, representing the redemption premiums and the write-off of the unamortized original issuance discount related to such redeemed notes. Debt restructuring expense in 2011 was $1.3 million, which related to the redemption of $22.3 million aggregate principal balance outstanding of our 9.75% senior notes due 2014 (the "MSG Notes") and represents the redemption premiums and the write-off of the unamortized acquisition date discount related to such redeemed notes.

Deferred financing costs write-off in 2012 of $1.9 million represents the unamortized deferred financing costs associated with the redemption of the 2015 Notes in August 2012 and a portion of the deferred financing

costs associated with our prior $850.0 million credit agreement, which was replaced in February 2012 with our $900.0 million Credit Agreement.

Our annual effective tax rate was 35.1% for 2012, compared to 35.0% for 2011. In July 2012 and 2011, the U.K's government authorized reductions in the corporate income tax rates. This change reduced our deferred tax liability in the U.K. by approximately $1.1 million and $0.9 million in 2012 and 2011, respectively. Our 2012 consolidated tax provision includes the enacted tax rates for our operations in the U.S., Canada, the U.K. and The Netherlands. See Note 8 to the Consolidated Financial Statements for a further discussion on income taxes.

Net income in 2012 increased 11.7% to $34.2 million, compared to $30.6 million in 2011. Net income includes $1.1 million and $0.9 million in 2012 and 2011, respectively, due to the U.K.'s reduction in the corporate tax rates discussed above. Net income in 2012 and 2011 was also negatively impacted by $4.7 million and $1.3 million (approximately $2.9 million and $0.8 million after tax), respectively, related to debt restructuring expense and deferred financing costs write-off discussed above. Net income results also include integration, merger and restructuring expenses of $7.1 million and $1.4 million (approximately $4.4 million and $0.9 million after tax) for 2012 and 2011, respectively.

At December 31, 2012, we had a federal net operating loss carryforward of approximately $304.8 million, which expires, if unused, from 2018 to 2031. In addition, we had net operating loss carryforwards in the various states in which we operate. We believe, based on internal projections, that we will generate sufficient taxable income needed to realize the corresponding federal and state deferred tax assets to the extent they are recorded as deferred tax assets in our balance sheet.

Twelve Months Ended December 31, 2011, Compared to Twelve Months Ended December 31, 2010

Total revenues in 2011 increased $31.0 million, or 9.4%, to $361.3 million from $330.3 million in 2010. Leasing revenue accounted for approximately 87.4% of total revenues during 2011. Leasing revenues in 2011 increased $21.1 million, or 7.2%, to $315.7 million from $294.6 million in 2010. This increase in leasing revenues is due to an increase in the number of deliveries and units on rent. Yield increased 4.8% over the prior year and was driven by higher trucking and ancillary revenues, and also included an increase in the average annual rental rate of 0.8%. In 2011, both leasing and sales revenues increased primarily as the result of an improving economic environment. Revenues from the sale of portable storage and office units increased $9.6 million, or 29.2%, to $42.8 million in 2011 from $33.2 million in 2010. The increase in sales revenues reflects higher average selling prices as well as an increase in the sale of custom units. Other revenues are primarily related to transportation charges for the delivery of units sold and the sale of ancillary products and represented 0.7% and 0.8% of total revenues in 2011 and 2010, respectively.

Cost of sales is the cost related to our sales revenue only. Cost of sales was 63.2% and 66.3% of sales revenue in 2011 and 2010, respectively. Due to a stronger business climate and shortage of ISO containers in the ports, we sold units at higher average selling prices, compared to 2010.

Leasing, selling and general expenses increased $23.4 million, or 13.1%, to $202.6 million in 2011 from $179.2 million in 2010. Leasing, selling and general expenses, as a percentage of total revenues, were 56.1% and 54.2% in 2011 and 2010, respectively. This increase is primarily due to variable costs associated with an increased level of business activity. The major increases in leasing, selling and general expenses for 2011 were: (i) delivery and freight costs increased $7.6 million due to an increase in delivery activity of units and the relocation of fleet units to higher growth markets, including the deployment of units to our twelve new locations in 2011, (ii) payroll and related payroll costs increased by $7.7 million primarily due to additional yard personnel, drivers and sales commissions due to increased deliveries and the cost of fully staffing the NSC as well as strategic hires in sales and new market locations and (iii) repairs and maintenance expenses of our lease fleet and delivery equipment increased $4.8 million as a result of an increase in delivery activity in both our core business and holiday rental business. Fixed costs for building and land leases for the our locations, including real

property taxes, increased $1.7 million primarily due to contractual rate increases, new market locations and property tax increases.

Integration, merger and restructuring expenses for 2011 were $1.4 million, compared to $4.0 million in 2010. These costs primarily represent costs associated with reductions to our workforce.

Adjusted EBITDA increased $4.2 million, or 3.3%, to $133.6 million, compared to $129.4 million for the same period in 2010, and adjusted EBITDA margins were 37.0% and 39.2% of total revenues for 2011 and 2010, respectively.

Depreciation and amortization expenses remained the same at $35.7 million for both 2011 and 2010. Our depreciation expense relates to property, plant and equipment, primarily trucks, forklifts and trailers to support the lease fleet, the customized ERP, CRM and other systems to enhance our reporting environment together with our lease fleet depreciation expense. Depreciation expense for 2011 increased $1.1 million and was offset by a decrease in amortization of intangible assets.

Interest expense decreased $9.9 million, or 17.6%, to $46.2 million in 2011 from $56.1 million in 2010. The decrease in interest expense is attributable to a decrease in our lower average debt outstanding in 2011, compared to 2010, principally due to the use of operating cash flow to reduce our debt over the past year. Our average annual debt outstanding decreased $62.5 million, or 7.8%, compared to the same period last year. Additionally, we redeemed $22.3 million of our 9.75% senior notes in the first quarter of 2011, and, in 2010, we replaced $176.6 million of the 9.75% senior notes with $200.0 million 7.875% senior notes. The annual weighted average interest rate on our debt was 5.7% for 2011, compared to 6.5% for 2010, excluding the amortizations of debt issuance and other costs. Taking into account the amortizations of debt issuance and other costs, the annual weighted average interest rate was 6.3% in 2011 and 7.1% in 2010.

Debt restructuring expense was $1.3 million and $11.0 million in 2011 and 2010, respectively. This expense relates to the redemption of $22.3 million and $176.6 million in 2011 and 2010, respectively, of our 9.75% senior notes and represents the early tender offer and related consent premiums and the write-off of remaining unamortized acquisition date discount related to the notes redeemed.

Deferred financing costs write-off in 2010 of $0.5 million represents that portion of deferred financing costs associated with our $50.0 million reduction in our prior credit agreement.

Our annual effective tax rate was 35.0% for 2011, compared to 39.2% for 2010. In July 2011, the U.K's government finalized a reduction of the corporate tax rate. This change reduced our deferred tax liability in the U.K. by approximately $0.9 million in 2011. Our 2011 consolidated tax provision includes the enacted tax rates for our operations in the U.S., Canada, the U.K. and The Netherlands.

Net income in 2011 increased 131.0% to $30.6 million, compared to $13.2 million in 2010. Net income in 2011 includes $0.9 million for the U.K.'s reduction in the corporate tax rate discussed above. Net income in 2011 and 2010 was also negatively impacted by $1.3 million and $11.5 million (approximately $0.8 million and $7.1 million after tax), respectively, related to debt restructuring expense and deferred financing costs-write-off discussed above. Net income results also include integration, merger and restructuring expenses of $1.4 million and $4.0 million (approximately $0.9 million and $2.5 million after tax) for 2011 and 2010, respectively.

Liquidity and Capital Resources

Leasing is a capital-intensive business that requires us to acquire assets before they generate revenues, cash flow and earnings. The assets that we lease have very long useful lives and require relatively little recurrent maintenance expenditures. Most of the capital we have deployed in our leasing business historically has been used to expand our operations geographically, to increase the number of units available for lease at our existing

locations, and to add to the mix of products we offer. During recent years, our operations have generated annual cash flow that exceeds our pre-tax earnings, particularly due to cash flow from operations and the deferral of income taxes caused by accelerated depreciation of our fixed assets in our tax return filings. For the past five years, we were cash flow positive (after capital expenditures but excluding the Merger).

During the past four years, our capital expenditures and acquisitions have been funded by our cash flow from operations. Our cash flow from operations is generally weaker during the first quarter of each fiscal year, when customers who leased containers for holiday storage return the units and as a result of seasonal weather in certain of our markets. Since 2008, we have significantly reduced our capital expenditures and were able to fund any capital expenditures with cash flow from operations. We expect this trend to continue in 2013. As our utilization and demand for certain product types increases, we may spend more to meet those demands, as was the case in the U.K. during 2012. In addition to cash flow generated by operations, our principal current source of liquidity is our Credit Agreement described below.

Revolving Credit Facility. On February 22, 2012, we entered into our new $900.0 million ABL Credit Agreement with Deutsche Bank AG New York Branch and other lenders party thereto (the "Credit Agreement"). The Credit Agreement provides for a five-year, revolving credit facility and replaced our $850.0 million credit agreement, dated June 27, 2008, as amended. All amounts outstanding under the Credit Agreement are due on February 22, 2017. The obligations of us and our subsidiary guarantors under the Credit Agreement are secured by a blanket lien on substantially all of our assets. At December 31, 2012, we had $442.4 million of borrowings outstanding and $449.2 million of additional borrowing availability under the Credit Agreement, based upon borrowing base calculations as of such date. We were in compliance with the terms of the Credit Agreement as of December 31, 2012 and were above the minimum borrowing availability threshold and therefore not subject to any financial maintenance covenants.

Amounts borrowed under the Credit Agreement and repaid or prepaid during the term may be reborrowed. Outstanding amounts under the Credit Agreement bear interest at our option at either: (i) LIBOR plus a defined margin, or (ii) the Agent bank's prime rate plus a margin. The initial applicable margins for each type of loan were 2.25% for LIBOR loans and 1.25% for base rate loans for six months after February 22, 2012. Thereafter, the applicable margin for each type of loan is based on an availability-based pricing grid and ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans at each measurement date. Based on the pricing grid at December 31, 2012, the applicable margins are 2.00% for LIBOR loans and 1.00% for base rate loans and will be remeasured at the end of the next measurement date, which is within 10 days following the end of each fiscal quarter.

Availability of borrowings under the Credit Agreement is subject to a borrowing base calculation based upon a valuation of our eligible accounts receivable, eligible container fleet (including containers held for sale, work-in-process and raw materials) and machinery and equipment, each multiplied by an applicable advance rate or limit. The lease fleet is appraised at least once annually by a third-party appraisal firm and up to 90% of the net orderly liquidation value, as defined in the Credit Agreement, is included in the borrowing base to determine how much we may borrow under the Credit Agreement.

The Credit Agreement provides for U.K. borrowings, which are, at our option, denominated in either Pounds Sterling or Euros, by our U.K. subsidiary based upon a U.K. borrowing base; Canadian borrowings, which are denominated in Canadian dollars, by our Canadian subsidiary based upon a Canadian borrowing base; and U.S. borrowings, which are denominated in U.S. dollars, based upon a U.S. borrowing base along with any Canadian assets not included in the Canadian subsidiary.

The Credit Agreement also contains customary negative covenants, including covenants that restrict our ability to, among other things: (i) allow certain liens to attach to the Company or its subsidiary assets; (ii) repurchase or pay dividends or make certain other restricted payments on capital stock and certain other securities, prepay certain indebtedness or make acquisitions or other investments subject to Payment Conditions

(as defined in the Credit Agreement); and (iii) incur additional indebtedness or engage in certain other types of financing transactions. Payment Conditions allow restricted payments and acquisitions to occur without financial covenants as long as we have $225.0 million of pro forma excess borrowing availability under the Credit Agreement. We must also comply with specified financial maintenance covenants and affirmative covenants only if we fall below $90.0 million of borrowing availability levels.

We believe our cash provided by operating activities will provide for our normal capital needs for the next twelve months. If not, we have sufficient borrowings available under our Credit Agreement to meet any additional funding requirements. We monitor the financial strength of our lenders on an ongoing basis using publicly-available information. Based upon that information, we do not presently believe that there is a likelihood that any of our lenders will be unable to honor their respective commitments under the Credit Agreement.

Senior Notes. At December 31, 2012, we had outstanding $200.0 million aggregate principal amount of 7.875% senior notes due 2020 (the "2020 Notes"). Interest on the 2020 Notes is payable semiannually in arrears on June 1 and December 1 of each year. The $150.0 million outstanding principal balance of the 2015 Notes was fully redeemed on August 2, 2012. We drew upon our Credit Agreement to fund the redemption.

Operating Activities. Net cash provided by operating activities was $90.9 million, compared to $85.0 million in 2011 and $60.8 million in 2010. The $5.9 million increase in cash provided by operating activities in 2012 compared to 2011 was primarily attributable to an increase in net income, after giving effect to non-cash items, partially offset by an increase in working capital. In 2012, working capital was primarily affected by a decrease in accounts payable caused by the timing of scheduled payments compared to the prior year. The $24.2 million increase in cash provided by operating activities in 2011 compared to 2010 was primarily attributable to an increase in net income, after giving effect to non-cash items, and to a lesser extent, reduction in accounts payable and accrued liabilities in 2011 compared to the prior year. Cash provided by operating activities is enhanced by the deferral of most income taxes due to the rapid tax depreciation rate of our assets and our federal and state net operating loss carryforwards. At December 31, 2012, we had a federal net operating loss carryforward of approximately $304.8 million and a net deferred tax liability of $197.9 million.

Investing Activities. Net cash used in investing activities was $29.4 million in 2012, compared to net cash used of $12.8 million in 2011 and cash provided of $5.4 million in 2010. In 2012, we acquired a business for a payment of $3.6 million, compared to acquisitions of $7.8 million in 2011. We did not have any acquisitions in 2010. Capital expenditures for our lease fleet, net of proceeds from sale of lease fleet units, was $14.6 million in 2012, compared to net cash proceeds of $6.4 million and $13.8 million in 2011 and 2010, respectively. Our lease fleet capital expenditures, net of proceeds from sale of lease fleet units, increased in 2012 as we added lease fleet to higher utilization markets, primarily in the U.K. Our capital expenditures for our lease fleet increased in 2011, as we acquired and remanufactured more units with the increased level of our leasing activity and prepared units for lease at the 13 new locations. Proceeds from sale of lease fleet units decreased 18.9%, compared to 2011, and increased 25.4% in 2011, compared to 2010. Additions to the lease fleet primarily included remanufacturing of prior acquisition units and manufactured steel offices. During the past several years, we have continued the customization of our fleet, enabling us to differentiate our products from our competitors' products, and we have complimented our lease fleet by adding steel security offices. We anticipate our near term investing activities will be primarily focused on remanufacturing units acquired in acquisitions to meet our lease fleet standards as these units are placed on lease as well as adding lease fleet in higher utilization markets, including the U.K. Capital expenditures for property, plant and equipment, net of proceeds from any sale of property, plant and equipment, were $11.2 million in 2012, $11.4 million in 2011 and $8.4 million in 2010. The expenditures for property, plant and equipment in 2012 were primarily for replacement of our transportation equipment and upgrades to technology equipment. The expenditures for property, plant and equipment in 2011 were primarily for delivery equipment, technology and communication improvements and improvements to our branch locations. The amount of cash that we use during any period in investing activities is almost entirely within management's discretion. We have no contracts or other arrangements pursuant to which we are required to

purchase a fixed or minimum amount of goods or services in connection with any portion of our business. Maintenance capital expenditures is the cost to replace old forklifts, trucks and trailers that we use to move and deliver our products to our customers, and for replacements to enhance our computer information and communication systems. Our maintenance capital replacements were approximately $5.5 million in 2012, $3.5 million in 2011 and $2.2 million in 2010.

Financing Activities. Net cash used in financing activities was $60.7 million in 2012, compared to $71.1 million in 2011 and $67.7 million in 2010. In 2012, reductions in our net borrowings under our Credit Agreement was $52.8 million, before giving effect to redeeming $150.0 million aggregate principal amount of the 2015 Notes. In connection with the redemption of the 2015 Notes, we incurred approximately $2.6 million in redemption premiums. Additionally in 2012, we incurred financing costs of approximately $8.1 million for the new Credit Agreement entered into on February 22, 2012. In 2011, we reduced our net borrowings under our prior credit agreement by $51.7 million in addition to redeeming $22.3 million principal amount of MSG Notes. In connection with the redemption of the MSG Notes we incurred approximately $1.1 million in tender premiums. In November 2010, we received approximately $195.1 million in net proceeds from the issuance of the 2020 Notes, which we used to redeem $170.6 million in principal amount of MSG Notes. In conjunction with the redemption of the MSG Notes, we incurred approximately $8.9 million in tender and consent premiums. Earlier in 2010, we redeemed $6.0 million of the MSG Notes. In 2010, we reduced our net borrowings under our prior credit agreement by $76.8 million in addition to reducing other net debt obligations by $2.3 million. We received $3.6 million, $5.3 million and $1.7 million from the exercises of employee stock options and the related tax benefits in 2012, 2011 and 2010, respectively. As of December 31, 2012, we had $442.4 million of borrowings outstanding under our Credit Agreement and approximately $449.2 million of additional borrowings were available to us under such agreement.

Hedging Activities. Interest rate swap agreements are the only instruments that we have used to manage our interest rate fluctuations affecting our variable rate debt. We historically have entered into interest rate swap agreements that effectively fixed the interest rate so that the rate is payable based upon a spread from fixed rates, rather than a spread from the LIBOR rate. At December 31, 2012 and December 31, 2011, we did not have any outstanding interest rate swap agreements.

Contractual Obligations and Commitments

Our contractual obligations primarily consist of our outstanding balance under the Credit Agreement and $200.0 million aggregate principal amount of the 2020 Notes, together with other primarily unsecured notes payable obligations and obligations under capital leases. We also have operating lease commitments for: (i) real estate properties for the majority of our locations with remaining lease terms typically ranging from one to five years; (ii) delivery, transportation and yard equipment, typically under a five-year lease with purchase options at the end of the lease term at a stated or fair market value price and (iii) office related equipment.

At December 31, 2012, primarily in connection with securing of our insurance policies, we provided certain insurance carriers and others with approximately $8.4 million in letters of credit.

We currently do not have any obligations under purchase agreements or commitments. Historically, we have entered into capitalized lease obligations from time to time. At December 31, 2012, we had $0.6 million in capital lease obligations.

The table below provides a summary of our contractual commitments as of December 31, 2012. The operating lease amounts include certain real estate leases that expire in 2012, but have lease renewal options that we currently anticipate to exercise in 2012 at the end of the initial lease period.

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Revolving credit facility	$442,391	$ —	$ —	$442,391	$ —
Scheduled interest payment obligations under our revolving credit facility(1)	41,224	9,945	19,890	11,389	—
Senior Notes	200,000	—	—	—	200,000
Scheduled interest payment obligations under our Senior Notes(2)	118,125	15,750	31,500	31,500	39,375
Notes Payable	310	310	—	—	—
Scheduled interest payment obligations under our Notes Payable(2)	4	4	—	—	—
Obligations under capital leases	642	389	253	—	—
Scheduled interest payment obligations under our capital leases(3)	48	35	13	—	—
Operating leases(4)	60,420	18,764	24,898	11,689	5,069
Total contractual obligations	$863,164	$45,197	$76,554	$496,969	$244,444

(1) Scheduled interest rate obligations under our revolving credit facility, which is subject to a variable rate of interest, were calculated using our weighted average rate of 2.25% at December 31, 2012.

(2) Scheduled interest rate obligations under our Senior Notes and other long-term debt were calculated using stated rates.

(3) Scheduled interest rate obligations under capital leases were calculated using imputed rates ranging from 5.9% to 8.0%.

(4) Operating lease obligations include operating commitments and restructuring related commitments and are net of sub-lease income. For further discussion see Note 12 to our Consolidated Financial Statements.

Off-Balance Sheet Transactions

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality

Demand from some of our customers is somewhat seasonal. Demand for leases of our portable storage units by large retailers is stronger from September through December because these retailers need to store more inventories for the holiday season. These retailers usually return these leased units to us in December and early in the following year. This seasonality has historically caused lower utilization rates for our lease fleet and a marginal decrease in our operating cash flow during the first quarter of each year.

Critical Accounting Policies, Estimates and Judgments

Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. The following discussion addresses our most critical accounting policies, some of which require significant judgment.

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. These estimates and assumptions are based upon our evaluation of historical results and anticipated future events, and these estimates may change as additional information becomes available. The SEC defines critical accounting policies as those that are, in management's view, most important to our financial condition and results of operations and those that require significant judgments and estimates. Management believes that our most critical accounting policies relate to:

Revenue Recognition. We recognize revenue, including multiple element arrangements, in accordance with the provisions of applicable accounting guidance. We generate revenue from the leasing of portable storage containers and office units, as well as other services such as pickup and delivery. In most instances, we provide some of the above services under the terms of a single customer lease agreement. We also generate revenue from the sale of containers and office units.

Our lease arrangements typically include lease deliverables such as the lease of container or office unit and ancillary charges related to the leased container or office unit during the lease term. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based on the relative estimated selling (leasing) price of each deliverable. Estimated selling (leasing) price of the lease deliverables is based on the price of those deliverables when sold separately (vendor-specific objective evidence). Because delivery and pick-up services are not sold separately by us, the estimated selling price of those deliverables is based on prices charged for similar services provided by other vendors (third party evidence of fair value).

The arrangement consideration allocated to lease deliverables is accounted for pursuant to accounting guidance on leases. Such revenues from leases are billed in advance and recognized as earned, on a straight line basis over the lease period specified in the associated lease agreement. Lease agreement terms typically span several months or longer. Because the term of the agreements can extend across financial reporting periods, when leases are billed in advance, we defer recognition of revenue and record unearned leasing revenue at the end of reporting period so that rental revenue is included in the appropriate period. Transportation revenue from container and mobile office delivery service is recognized on the delivery date and is recognized for pick-up service when the container or office unit is picked-up.

We recognize revenues from sales of containers and office units upon delivery when the risk of loss passes, the price is fixed and determinable and collectability is reasonably assured. We sell our products pursuant to sales contracts stating the fixed sales price with its customers.

Share-Based Compensation. We account for share-based compensation using the modified-prospective-transition method and recognize the fair-value of share-based compensation transactions in the consolidated statements of income. The fair value of our share-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes valuation calculation requires us to estimate key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. Expected stock price volatility is based on the historical volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. We historically have not paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend rate. If our actual experience differs significantly from the assumptions used to compute our share-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little share-based compensation cost. In the past, we have issued stock options and restricted stock, which we also refer to as nonvested share-awards. For stock options and nonvested share-awards subject solely to service conditions, we recognize expense using the straight-line method. For nonvested share-awards subject to service and performance conditions, we are required to assess the probability

that such performance conditions will be met. If the likelihood of the performance condition being met is deemed probable, we will recognize the expense using the accelerated attribution method. In addition, for both stock options and nonvested share-awards, we are required to estimate the expected forfeiture rate of our stock grants and only recognize the expense for those shares expected to vest. If the actual forfeiture rate is materially different from our estimate, our share-based compensation expense could be materially different. We had approximately $2.0 million of total unrecognized compensation costs related to stock options at December 31, 2012 that are expected to be recognized over a weighted average period of 2.4 years and $12.3 million of total unrecognized compensation costs related to nonvested share-awards at December 31, 2012 that are expected to be recognized over a weighted average period 2.9 years. See Note 10 to the Consolidated Financial Statements for a further discussion of share-based compensation.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We establish and maintain reserves against estimated losses based upon historical loss experience and evaluation of past due accounts receivables. Management reviews the level of the allowances for doubtful accounts on a regular basis and adjusts the level of the allowances as needed. If we were to increase the factors used for our reserve estimates by 25%, it would have the following approximate effect on our net income and diluted EPS as follows:

	Years Ended December 31,	
	2011	**2012**
	(In thousands except per share data)	
As reported:		
Net income	$30,596	$34,178
Diluted EPS	$ 0.69	$ 0.76
As adjusted for change in estimates:		
Net income	$30,165	$33,825
Diluted EPS	$ 0.68	$ 0.75

If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Goodwill. We assess the impairment of goodwill and other identifiable intangibles on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant under-performance relative to historical, expected or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- our market capitalization relative to net book value; and
- significant negative industry or general economic trends.

We operate in two reportable segments, which are comprised of three operating segments that also represent our reporting units (North America, the U.K. and The Netherlands). All of our goodwill was allocated between these three reporting units. At December 31, 2012, only North America and the U.K. have goodwill subject to impairment testing. We perform an annual impairment test on goodwill at December 31. In addition, we perform impairment tests during any reporting period in which events or changes in circumstances indicate that an impairment may have incurred.

In assessing the fair value of the reporting units, we consider both the market approach and the income approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices of

companies comparable to the reporting unit being valued. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach is dependent on a number of significant management assumptions, including estimated future revenue growth rates, gross margins on sales, operating margins, capital expenditures, tax payments and discount rates. Each approach is given equal weight in arriving at the fair value of the reporting unit. As of December 31, 2012, management assessed qualitative factors and determined it is more likely than not each of our two reporting units assigned goodwill had estimated fair values greater than the respective reporting unit's individual net asset carrying values; therefore, the two step impairment test was not required.

Impairment of Long-Lived Assets. We review property, plant and equipment and intangibles with finite lives (those assets resulting from acquisitions) for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, whether due to new information or other factors, we may be required to record impairment charges for these assets. There were no indicators of impairment at December 31, 2011 and 2012.

Depreciation Policy. Our depreciation policy for our lease fleet uses the straight-line method over the estimated useful life of our units, after the date that we put the unit in service. Our steel units are depreciated over 30 years with an estimated residual value of 55%. Wood offices units are depreciated over 20 years with an estimated residual value of 50%. Van trailers, which are a small part of our fleet, are depreciated over seven years to an estimated 20% residual value. We have other non-core products that have various other measures of useful lives and residual values. Van trailers and other non-core products are typically only added to the fleet as a result of acquisitions of portable storage businesses.

We periodically review our depreciation policy against various factors, including the results of our lenders' independent appraisal of our lease fleet, practices of the competitors in our industry, profit margins we achieve on sales of depreciated units and lease rates we obtain on older units. If we were to change our depreciation policy on our steel units from a 55% residual value and a 30-year life to a lower or higher residual value and a shorter or longer useful life, such change could have a positive, negative or neutral effect on our earnings, with the actual effect determined by the change. For example, a change in our estimates used in our residual values and useful life would have the following approximate effect on our net income and diluted EPS as reflected in the table below.

	Residual Value	Useful Life in Years	2011	2012
	(In thousands except per share data)			
As Reported:	55%	30		
Net income			$30,596	$34,178
Diluted EPS			$ 0.69	$ 0.76
As adjusted for change in estimates:	70%	20		
Net income			$30,596	$34,178
Diluted EPS			$ 0.69	$ 0.76
As adjusted for change in estimates:	62.5%	25		
Net income			$30,596	$34,178
Diluted EPS			$ 0.69	$ 0.76
As adjusted for change in estimates:	50%	20		
Net income			$24,564	$28,044
Diluted EPS			$ 0.55	$ 0.62
As adjusted for change in estimates:	47.5%	35		
Net income			$30,596	$34,178
Diluted EPS			$ 0.69	$ 0.76
As adjusted for change in estimates:	40%	40		
Net income			$30,596	$34,178
Diluted EPS			$ 0.69	$ 0.76
As adjusted for change in estimates:	30%	25		
Net income			$22,754	$26,204
Diluted EPS			$ 0.51	$ 0.58
As adjusted for change in estimates:	25%	25		
Net income			$21,548	$24,977
Diluted EPS			$ 0.48	$ 0.55

Insurance Reserves. Our worker's compensation, auto and general liability insurance are purchased under large deductible programs. Our current per incident deductibles are: worker's compensation $250,000, auto $500,000 and general liability $100,000. We provide for the estimated expense relating to the deductible portion of the individual claims. However, we generally do not know the full amount of our exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which we must make an accrual for the deductible expense. We make these accruals based on a combination of the claims development experience of our staff and our insurance companies. At year end, the accrual is reviewed and adjusted, in part, based on an independent actuarial review of historical loss data and using certain actuarial assumptions followed in the insurance industry. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, our assumptions will change as our loss experience is developed. All of these factors have the potential for significantly impacting the amounts we have previously reserved in respect of anticipated deductible expenses, and we may be required in the future to increase or decrease amounts previously accrued.

Our North America health benefits programs are considered to be self-insured products; however, we buy excess insurance coverage that limits our medical liability exposure on a per individual insured basis. Additionally, our medical program has a limitation on our total aggregate claim exposure and we accrue and reserve to the total projected losses. Our Canadian and European employees are primarily provided medical coverage through their governmental national insurance programs.

Contingencies. We are a party to various claims and litigation in the normal course of business. Management's current estimated range of liability related to various claims and pending litigation is based on claims for which our management can determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Because of the uncertainties related to both the probability of incurred and possible range of loss on pending claims and litigation, management must use considerable judgment in making reasonable determination of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation. We do not anticipate the resolution of such matters known at this time will have a material adverse effect on our business or consolidated financial position.

Deferred Taxes. In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At December 31, 2012, we had a $1.1 million valuation allowance and $131.5 million of gross deferred tax assets included within the net deferred tax liability on our balance sheet. The majority of the deferred tax asset relates to federal net operating loss carryforwards that have future expiration dates. Management currently believes that adequate future taxable income will be generated through future operations, or through available tax planning strategies to recover these assets. However, given that these federal net operating loss carryforwards that give rise to the deferred tax asset expire over 14 years beginning in 2018, there could be changes in management's judgment in future periods with respect to the recoverability of these assets. As of December 31, 2012, management believes that it is more likely than not that the unreserved portion of these deferred tax assets will be recovered.

Purchase Accounting. We account for acquisitions under the purchase method. Under the purchase method of accounting, the price paid by us, is allocated to the assets acquired and liabilities assumed based upon the estimated fair values of the assets and liabilities acquired at the date of acquisition. The excess of the purchase price over the fair value of the net assets and liabilities acquired represents goodwill that is subject to annual impairment testing.

Earnings Per Share. Basic net income per share is calculated by dividing income allocable to common stockholders by the weighted-average number of common shares outstanding, net of shares subject to repurchase

by us during the period. Income allocable to common stockholders is net income less the earnings allocable to preferred stockholders, if applicable. Diluted net income per share is calculated under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent the inclusion of preferred stock is anti-dilutive, we calculate diluted net income per share under the two-class method. Potential common shares include restricted common stock and incremental shares of common stock issuable upon the exercise of stock options and vesting of nonvested share-awards and upon conversion of convertible preferred stock using the treasury stock method.

Recent Accounting Pronouncements

Comprehensive Income. In June 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the existing guidance on the presentation of comprehensive income. Under the amended guidance, entities have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders' equity. This amendment was effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for us was the first quarter of 2012. The adoption of this amendment resulted in a change to our current presentation of comprehensive income, but did not have any impact on our consolidated financial statements and related disclosures.

Under the amended guidance discussed in the preceding paragraph, an entity is required to present the effect of reclassification adjustments out of accumulated other comprehensive income in both net income and other comprehensive income in the financial statements. In February 2013, the FASB issued an amendment to this provision which deferred the effective date of the presentation requirements for reclassification adjustments of items out of accumulated other comprehensive income. This amendment is effective on a prospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2012. We do not anticipate that the adoption of this amendment will have a material impact on our consolidated financial statements and related disclosures.

Fair Value Measurement. In May 2011, the FASB issued amendments to the existing guidance on fair value measurement. The amendments are intended to create consistency between GAAP and International Financial Reporting Standards on measuring fair value and disclosing information about fair value measurements. The amendments clarify the application of existing fair value measurement requirements including: (i) the application of the highest and best use valuation premise concepts; (ii) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity; and (iii) quantitative information required for fair value measurements categorized within Level 3. In addition, the amendments require additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. These amendments are effective for interim and annual periods beginning after December 15, 2011, which for us is calendar year 2012. These changes are required to be applied prospectively. The adoption of these amendments did not have a material impact on our consolidated financial statements and related disclosures.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Swap Agreement. At December 31, 2012, we did not have any outstanding interest rate swap agreements. In the past, we have entered into derivative financial arrangements only to the extent that the arrangement was to reduce earnings and cash flow volatility associated with changes in interest rates, and we do not engage in such transactions for speculative purposes.

The following table sets forth the scheduled maturities and the total fair value of our debt portfolio as of December 31, 2012:

	At December 31,						Total at December 31, 2012	Total Fair Value at December 31, 2012
	2013	2014	2015	2016	2017	Thereafter		
	(In thousands, except percentages)							
Debt:								
Fixed rate	$ 699	$ 253	$ —	$ —	$ —	$200,000	$200,952	$219,952
Average interest rate							7.43%	
Floating rate	$ —	$ —	$ —	$ —	$442,391	$ —	$442,391	$442,391
Average interest rate							2.25%	
Operating leases:	$18,763	$14,855	$10,044	$6,967	$ 4,722	$ 5,069	$ 60,420	

Impact of Foreign Currency Rate Changes. We currently have branch operations outside the U.S. and we bill those customers primarily in their local currency, which is subject to foreign currency rate changes. Our operations in Canada are billed in the Canadian dollar, operations in the U.K. are billed in Pound Sterling and operations in The Netherlands are billed in the Euro. We are exposed to foreign exchange rate fluctuations as the financial results of our non-U.S. operations are translated into U.S. dollars. The impact of foreign currency rate changes has historically been insignificant with our Canadian operations, but we have more exposure to volatility with our European operations. In order to help minimize our exchange rate gain and loss volatility, we finance our European entities through our revolving line of credit which allows us, at our option, to borrow funds locally in Pound Sterling denominated debt.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm 43
Consolidated Balance Sheets — December 31, 2011 and 2012 44
Consolidated Statements of Income — For the Years Ended December 31, 2010, 2011 and 2012 45
Consolidated Statements of Comprehensive Income — For the Years Ended December 31, 2010, 2011 and 2012 46
Consolidated Statements of Preferred Stock and Stockholders' Equity — For the Years Ended December 31, 2010, 2011 and 2012 47
Consolidated Statements of Cash Flows — For the Years Ended December 31, 2010, 2011 and 2012 48
Notes to Consolidated Financial Statements 49

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mobile Mini, Inc.

We have audited the accompanying consolidated balance sheets of Mobile Mini, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mobile Mini, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mobile Mini, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 1, 2013

MOBILE MINI, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands except par value data)

	December 31, 2011	December 31, 2012
ASSETS		
Cash	$ 2,860	$ 1,937
Receivables, net of allowance for doubtful accounts of $2,536 and $2,675 at December 31, 2011 and December 31, 2012, respectively	47,102	50,644
Inventories	20,803	19,534
Lease fleet, net	1,018,742	1,031,589
Property, plant and equipment, net	79,875	80,822
Deposits and prepaid expenses	7,338	6,858
Other assets and intangibles, net	16,862	17,868
Goodwill	513,918	518,308
Total assets	$1,707,500	$1,727,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 19,484	$ 18,287
Accrued liabilities	58,401	58,485
Lines of credit	345,149	442,391
Notes payable	316	310
Obligations under capital leases	1,289	642
Senior Notes, net of discount of $282 and $0 at December 31, 2011 and December 31, 2012, respectively	349,718	200,000
Deferred income taxes	179,229	197,926
Total liabilities	953,586	918,041
Commitments and contingencies		
Stockholders' equity:		
Preferred stock: $.01 par value, 20,000 shares authorized, none issued	—	—
Common stock: $.01 par value, 95,000 shares authorized 47,787 issued and 45,612 outstanding at December 31, 2011 and 48,211 issued and 46,036 outstanding at December 31, 2012	478	482
Additional paid-in capital	508,936	522,372
Retained earnings	309,604	343,782
Accumulated other comprehensive loss	(25,804)	(17,817)
Treasury stock, at cost, 2,175 shares	(39,300)	(39,300)
Total stockholders' equity	753,914	809,519
Total liabilities and stockholders' equity	$1,707,500	$1,727,560

See accompanying notes.

MOBILE MINI, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share data)

	For the Years Ended December 31,		
	2010	2011	2012
Revenues:			
Leasing	$294,591	$315,749	$340,797
Sales	33,156	42,842	38,281
Other	2,567	2,723	2,181
Total revenues	330,314	361,314	381,259
Costs and expenses:			
Cost of sales	21,997	27,070	23,592
Leasing, selling and general expenses	179,164	202,621	219,658
Integration, merger and restructuring expenses	4,014	1,361	7,133
Depreciation and amortization	35,686	35,665	36,187
Total costs and expenses	240,861	266,717	286,570
Income from operations	89,453	94,597	94,689
Other income (expense):			
Interest income	1	—	1
Interest expense	(56,096)	(46,200)	(37,339)
Debt restructuring expense	(11,024)	(1,334)	(2,812)
Deferred financing costs write-off	(525)	—	(1,889)
Foreign currency exchange loss	(9)	(7)	(5)
Income before provision for income taxes	21,800	47,056	52,645
Provision for income taxes	8,555	16,460	18,467
Net income	13,245	30,596	34,178
Earnings allocable to preferred stockholders	(2,502)	(966)	—
Net income available to common stockholders	$ 10,743	$ 29,630	$ 34,178
Earnings per share:			
Basic	$ 0.31	$ 0.71	$ 0.77
Diluted	$ 0.30	$ 0.69	$ 0.76
Weighted average number of common and common share equivalents outstanding:			
Basic	35,196	41,566	44,657
Diluted	43,829	44,569	45,102

See accompanying notes.

MOBILE MINI, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended December 31,		
	2010	2011	2012
Net income	$13,245	$30,596	$34,178
Other comprehensive (loss) income:			
Fair value change in derivatives, net of income tax expense of $2,291 and $862 in 2010 and 2011, respectively	3,623	1,324	—
Foreign currency translation adjustment, net of income tax (benefit) expense of ($126), ($56) and $64 in 2010, 2011 and 2012, respectively	(4,025)	(832)	7,987
Other comprehensive (loss) income	(402)	492	7,987
Comprehensive income	$12,843	$31,088	$42,165

See accompanying notes.

MOBILE MINI, INC.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND STOCKHOLDERS' EQUITY
For the years ended December 31, 2010, 2011 and 2012
(In thousands)

	Preferred Stock		Stockholders' Equity						
	Series A Convertible Preferred Stock								
	Shares	Amount	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2010	8,191	$ 147,427	36,276	$385	$341,597	$265,763	$(25,894)	$(39,300)	$542,551
Net income	—	—	—	—	—	13,245	—	—	13,245
Other comprehensive loss	—	—	—	—	—	—	(402)	—	(402)
Exercise of stock options	—	—	160	1	1,860	—	—	—	1,861
Tax benefit shortfall on stock option exercises	—	—	—	—	(201)	—	—	—	(201)
Restricted stock grants	—	—	351	4	(4)	—	—	—	—
Share-based compensation	—	—	—	—	6,441	—	—	—	6,441
Balance, December 31, 2010	8,191	147,427	36,787	390	349,693	279,008	(26,296)	(39,300)	563,495
Net income	—	—	—	—	—	30,596	—	—	30,596
Other comprehensive income	—	—	—	—	—	—	492	—	492
Exercise of stock options	—	—	328	3	5,286	—	—	—	5,289
Tax benefit shortfall on stock option exercises	—	—	—	—	(2)	—	—	—	(2)
Preferred stock converted to common stock	(8,191)	(147,427)	8,191	82	147,347	—	—	—	147,429
Restricted stock grants	—	—	306	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	6,615	—	—	—	6,615
Balance, December 31, 2011	—	—	45,612	478	508,936	309,604	(25,804)	(39,300)	753,914
Net income	—	—	—	—	—	34,178	—	—	34,178
Other comprehensive income	—	—	—	—	—	—	7,987	—	7,987
Exercise of stock options	—	—	309	3	3,642	—	—	—	3,645
Tax benefit shortfall on stock option exercises	—	—	—	—	(3)	—	—	—	(3)
Restricted stock grants	—	—	115	1	(1)	—	—	—	—
Share-based compensation	—	—	—	—	9,798	—	—	—	9,798
Balance, December 31, 2012	—	$ —	46,036	$482	$522,372	$343,782	$(17,817)	$(39,300)	$809,519

See accompanying notes.

MOBILE MINI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2010	2011	2012
Cash Flows From Operating Activities:			
Net income	$ 13,245	$ 30,596	$ 34,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Debt restructuring expense	11,024	1,334	2,812
Deferred financing costs write-off	525	—	1,889
Provision for doubtful accounts	1,892	2,652	2,179
Amortization of deferred financing costs	3,693	4,075	3,217
Amortization of debt issuance discount	673	86	49
Amortization of long-term liabilities	272	230	167
Share-based compensation expense	6,292	6,456	9,575
Depreciation and amortization	35,686	35,665	36,187
Gain on sale of lease fleet units	(10,045)	(13,800)	(11,781)
Loss (gain) on disposal of property, plant and equipment	34	91	(130)
Deferred income taxes	7,720	16,067	18,107
Foreign currency loss	9	7	5
Changes in certain assets and liabilities, net of effect of businesses acquired:			
Receivables	(3,969)	(6,800)	(5,078)
Inventories	2,506	(1,242)	1,352
Deposits and prepaid expenses	1,486	1,067	537
Other assets and intangibles	(200)	(33)	(161)
Accounts payable	(700)	7,015	(1,884)
Accrued liabilities	(9,338)	1,503	(271)
Net cash provided by operating activities	60,805	84,969	90,949
Cash Flows From Investing Activities:			
Cash paid for businesses acquired	—	(7,783)	(3,563)
Additions to lease fleet, excluding acquisitions	(15,103)	(29,824)	(43,934)
Proceeds from sale of lease fleet units	28,860	36,201	29,358
Additions to property, plant and equipment	(8,555)	(11,498)	(12,741)
Proceeds from sale of property, plant and equipment	149	117	1,497
Net cash provided by (used in) provided by investing activities	5,351	(12,787)	(29,383)
Cash Flows From Financing Activities:			
Net (repayments) borrowings under lines of credit	(76,773)	(51,733)	97,242
Proceeds from issuance of 7.875% senior notes due 2020	200,000	—	—
Redemption of 9.75% senior notes due 2014	(176,578)	(22,272)	—
Redemption premiums of 9.75% senior notes due 2014	(8,955)	(1,086)	—
Redemption of 6.875% senior notes due 2015	—	—	(150,000)
Redemption premiums of 6.875% senior notes due 2015	—	—	(2,579)
Deferred financing costs	(4,964)	—	(8,075)
Proceeds from issuance of notes payable	466	394	398
Principal payments on notes payable	(1,303)	(367)	(403)
Principal payments on capital lease obligations	(1,485)	(1,288)	(947)
Issuance of common stock	1,861	5,289	3,645
Net cash used in financing activities	(67,731)	(71,063)	(60,719)
Effect of exchange rate changes on cash	1,469	107	(1,770)
Net (decrease) increase in cash	(106)	1,226	(923)
Cash at beginning of year	1,740	1,634	2,860
Cash at end of year	$ 1,634	$ 2,860	$ 1,937
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 56,582	$ 42,683	$ 35,145
Cash paid during the year for income and franchise taxes	$ 823	$ 816	$ 831
Interest rate swap changes in value credited to equity	$ 3,623	$ 1,324	$ —
Convertible preferred stock conversion into common stock	$ —	$147,427	$ —
Equipment acquired through capital lease and financing obligations	$ —	$ —	$ 300

See accompanying notes.

MOBILE MINI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Mobile Mini, its Operations and Summary of Significant Accounting Policies

Organization and Special Considerations

Mobile Mini, Inc., a Delaware corporation, is a leading provider of portable storage solutions. In these notes, the terms "Mobile Mini" and the "Company", refer to Mobile Mini, Inc. At December 31, 2012, Mobile Mini has a fleet of portable storage and office units and operates throughout the U.S., Canada, the U.K. and The Netherlands. The Company's portable storage products offer secure, temporary storage with immediate access. The Company has a diversified customer base, including large and small retailers, construction companies, medical centers, schools, utilities, distributors, the military, hotels, restaurants, entertainment complexes and households. The Company's customers use its products for a wide variety of applications, including the storage of retail and manufacturing inventory, construction materials and equipment, documents and records and other goods.

Principles of Consolidation

The consolidated financial statements include the accounts of Mobile Mini and its wholly owned subsidiaries. The Company does not have any subsidiaries in which it does not own 100% of the outstanding stock. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

The Company recognizes revenue, including multiple element arrangements, in accordance with the provisions of applicable accounting guidance. The Company generates revenue from the leasing of portable storage containers and office units, as well as other services such as pickup and delivery. In most instances, the Company provides some of the above services under the terms of a single customer lease agreement. The Company also generates revenue from the sale of containers and office units.

The Company's lease arrangements typically include lease deliverables such as the lease of container or office unit and ancillary charges related to the leased container or office unit during the lease term. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based on the relative estimated selling (leasing) price of each deliverable. Estimated selling (leasing) price of the lease deliverables is based on the price of those deliverables when sold separately (vendor-specific objective evidence). Because delivery and pick-up services are not sold separately by the Company, the estimated selling price of those deliverables is based on prices charged for similar services provided by other vendors (third party evidence of fair value).

The arrangement consideration allocated to lease deliverables is accounted for pursuant to accounting guidance on leases. Such revenues from leases are billed in advance and recognized as earned, on a straight line basis over the lease period specified in the associated lease agreement. Lease agreement terms typically span several months or longer. Because the term of the agreements can extend across financial reporting periods, when leases are billed in advance, the Company defers recognition of revenue and records unearned leasing revenue at the end of reporting periods so that rental revenue is included in the appropriate period. Transportation revenue from container and mobile office delivery service is recognized on the delivery date and is recognized for pick-up service when the container or office unit is picked-up.

The Company recognizes revenues from sales of containers and office units upon delivery when the risk of loss passes, the price is fixed and determinable and collectability is reasonably assured. The Company sells its products pursuant to sales contracts stating the fixed sales price with its customers.

Revision of prior period financial statements

The Company has revised its accounting for revenue from charges to customers for picking up previously delivered units at the end of a lease. As a business practice, upon delivery of a leased unit to a customer, the Company bills the customer leasing and ancillary fees, as well as fees for both delivery and pickup (unless the customer makes other arrangements for delivery and pickup). Historically, the Company has recognized revenue from these delivery and pickup fees and also accrued estimated costs to pick up the units at the time of initial delivery. The Company has concluded that the recognition of pickup revenue at the time of the delivery was an error.

In evaluating whether the Company's previously issued consolidated financial statements were materially misstated, the Company considered the guidance in ASC 250, Accounting Changes and Error Corrections, SAB Topic 1.M, Assessing Materiality, and SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company concluded these errors were not material individually or in the aggregate to any of the prior reporting periods, and therefore, amendments of previously filed reports were not required. However, the cumulative error would be material if the entire correction was recorded in the fourth quarter of 2012, and would have impacted comparisons to prior periods. As such, the revisions for these corrections to the applicable prior periods are reflected in the financial information herein and will be reflected in future filings containing such financial information. In addition to recording these correcting adjustments, the Company recorded other adjustments to prior period amounts to correct other immaterial out-of-period adjustments. The consolidated statement of stockholders' equity was revised to reflect the cumulative effect of these adjustments resulting in a decrease to retained earnings and total stockholders' equity of $5.1 million which is reflected in the beginning balance as of January 1, 2010.

The prior period financial statements including in this filing have been revised to reflect the corrections of these errors, the effects of which have been provided in summarized format below.

Revised consolidated balance sheet amounts

	December 31, 2011		
	As Previously Reported	Adjustment	As Revised
		(In thousands)	
Goodwill	$ 514,469	$ (551)	$ 513,918
Total assets	1,708,051	(551)	1,707,500
Accounts payable and accrued liabilities	67,218	10,667	77,885
Deferred income taxes	183,550	(4,321)	179,229
Total liabilities	947,240	6,346	953,586
Retained earnings	316,106	(6,502)	309,604
Accumulated other comprehensive loss	(25,409)	(395)	(25,804)
Total stockholders' equity	760,811	(6,897)	753,914
Total liabilities and stockholders' equity	1,708,051	(551)	1,707,500

MOBILE MINI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revised consolidated statements of operations amounts

	For the year ended December 31, 2010			For the year ended December 31, 2011		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
	(In thousands except per share data)			(In thousands except per share data)		
Leasing	$295,034	$ (443)	$294,591	$318,863	$(3,114)	$315,749
Total revenues	330,757	(443)	330,314	364,428	(3,114)	361,314
Leasing, selling and general expenses	179,121	43	179,164	203,236	(615)	202,621
Total costs and expenses	240,818	43	240,861	267,332	(615)	266,717
Income from operations	89,939	(486)	89,453	97,096	(2,499)	94,597
Interest expense	(56,430)	334	(56,096)	(46,342)	142	(46,200)
Income before provision for income taxes	21,952	(152)	21,800	49,413	(2,357)	47,056
Provision for income taxes	8,443	112	8,555	17,549	(1,089)	16,460
Net income	13,509	(264)	13,245	31,864	(1,268)	30,596
Earnings allocable to preferred stockholders	(2,550)	48	(2,502)	(970)	4	(966)
Net income available to common stockholders	10,959	(216)	10,743	30,894	(1,264)	29,630
Earnings per share:						
Basic	$ 0.31	$ —	$ 0.31	$ 0.74	$ (0.03)	$ 0.71
Diluted	$ 0.31	$(0.01)	$ 0.30	$ 0.71	$ (0.02)	$ 0.69

Revised consolidated Statements of Comprehensive Income Amounts

	For the year ended December 31, 2010			For the year ended December 31, 2011		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
		(In thousands)			(In thousands)	
Net income	$13,509	$(264)	$13,245	$31,864	$(1,268)	$30,596
Fair value change in derivatives	3,417	206	3,623	1,316	8	1,324
Foreign currency	(3,613)	(412)	(4,025)	(738)	(94)	(832)
Other comprehensive (loss) income	(196)	(206)	(402)	578	(86)	492
Comprehensive income	13,313	(470)	12,843	32,442	(1,354)	31,088

Revised consolidated statement of cash flows that affected operating activities

	For the year ended December 31, 2010			For the year ended December 31, 2011		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
		(In thousands)			(In thousands)	
Net income	$ 13,509	$(264)	$ 13,245	$31,864	$(1,268)	$30,596
Deferred income taxes	7,736	(16)	7,720	17,211	(1,144)	16,067
Accounts payable and accrued liabilities	(10,318)	280	(10,038)	6,106	2,412	8,518

The above adjustments did not affect the totals of cash flows from operating, investing or financing activities.

Cost of Sales

Cost of sales in the Company's consolidated statements of income includes only the costs for units it sells. Similar costs associated with the portable storage units that it leases are capitalized on its balance sheet under "Lease fleet".

Advertising Costs

All non-direct-response advertising costs are expensed as incurred. Yellow page advertising is capitalized when paid and amortized over the period in which the benefit is derived. At December 31, 2011 and 2012, prepaid advertising costs were approximately $1.0 million and $0.6 million, respectively. The amortization period of the prepaid balance never exceeds 12 months. Advertising expense was $9.3 million, $9.5 million and $12.3 million in 2010, 2011 and 2012, respectively.

Receivables and Allowance for Doubtful Accounts

Receivables primarily consist of amounts due from customers from the lease or sale of containers throughout the U.S., Canada, the U.K. and The Netherlands. Mobile Mini records an estimated provision for bad debts through a charge to operations in amounts of its estimated losses expected to be incurred in the collection of these accounts. The Company reviews the provision for adequacy monthly. The estimated losses are based on historical collection experience and evaluation of past-due account agings. Specific accounts are written off against the allowance when management determines the account is uncollectible. The Company requires a security deposit on most leased office units to cover the cost of damages or unpaid balances, if any.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of receivables. Concentration of credit risk with respect to receivables is limited due to the Company's large number of customers spread over a broad geographic area in many industry sectors. No single customer accounts for more than 10.0% of our receivables at December 31, 2011 and 2012. Receivables related to its sales operations are generally secured by the product sold to the customer. Receivables related to its leasing operations are primarily small month-to-month amounts. The Company has the right to repossess leased portable storage units, including any customer goods contained in the unit, following non-payment of rent.

Inventories

Inventories are valued at the lower of cost (principally on a standard cost basis which approximates the first-in, first-out (FIFO) method) or market. Market is the lower of replacement cost or net realizable value. Inventories primarily consist of raw materials, supplies, work-in-process and finished goods, all related to the manufacturing, remanufacturing and maintenance, primarily for the Company's lease fleet and its units held for sale. Raw materials principally consist of raw steel, wood, glass, paint, vinyl and other assembly components used in manufacturing and remanufacturing processes. Work-in-process primarily represents units being built that are either pre-sold or being built to add to its lease fleet upon completion. Finished portable storage units primarily represent ISO (International Organization for Standardization) containers held in inventory until the containers are either sold as is, remanufactured and sold, or units in the process of being remanufactured to be compliant with the Company's lease fleet standards before transferring the units to its lease fleet. There is no certainty when the Company purchases the containers whether they will ultimately be sold, remanufactured and sold, or remanufactured and moved into its lease fleet. Units that are determined to go into the Company's lease

fleet undergo an extensive remanufacturing process that includes installing its proprietary locking system, signage, painting and sometimes its proprietary security doors.

Inventories at December 31 consisted of the following:

	2011	2012
	(In thousands)	
Raw materials and supplies	$15,797	$14,654
Work-in-process	315	336
Finished portable storage units	4,691	4,544
Inventories	$20,803	$19,534

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Residual values are determined when the property is constructed or acquired and range up to 25%, depending on the nature of the asset. In the opinion of management, estimated residual values do not cause carrying values to exceed net realizable value. The Company's depreciation expense related to property, plant and equipment for 2010, 2011 and 2012 was $11.3 million, $12.1 million and $12.6 million, respectively. Normal repairs and maintenance to property, plant and equipment are expensed as incurred. When property or equipment is retired or sold, the net book value of the asset, reduced by any proceeds, is charged to gain or loss on the retirement of fixed assets and is included in leasing, selling and general expenses in the Consolidated Statements of Income.

Property, plant and equipment at December 31 consisted of the following:

	Estimated Useful Life in Years	2011	2012
		(In thousands)	
Land		$ 11,079	$ 11,153
Vehicles and machinery	5 to 20	85,553	90,657
Buildings and improvements(1)	30	17,528	18,464
Office fixtures and equipment	5	28,442	30,743
		142,602	151,017
Less accumulated depreciation		(62,727)	(70,195)
Property, plant and equipment, net		$ 79,875	$ 80,822

(1) Improvements made to leased properties are depreciated over the lesser of the estimated remaining life or the remaining term of the respective lease.

Other Assets and Intangibles

Other assets and intangibles primarily represent deferred financing costs and intangible assets from acquisitions of $49.5 million at December 31, 2011 and $51.6 million at December 31, 2012, excluding accumulated amortization of $32.6 million at December 31, 2011 and $33.7 million at December 31, 2012. Deferred financing costs are amortized over the term of the agreement, and intangible assets are amortized on a

straight-line basis, typically from five to 20 years, depending on its useful life. Intrinsic values assigned to customer relationships and trade names are amortized on an accelerated basis, typically over 15 years.

The following table reflects balances related to other assets and intangible assets for the years ended December 31:

	2011			2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Deferred financing costs	$26,353	$(15,745)	$10,608	$28,072	$(14,495)	$13,577
Customer relationships	21,474	(15,608)	5,866	21,981	(18,030)	3,951
Trade names/trademarks	917	(914)	3	951	(951)	—
Non-compete agreements	274	(174)	100	175	(97)	78
Patents and other	439	(154)	285	454	(192)	262
Total	$49,457	$(32,595)	$16,862	$51,633	$(33,765)	$17,868

Amortization expense for deferred financing costs was approximately $3.7 million, $4.1 million and $3.2 million in 2010, 2011 and 2012, respectively. In addition, in 2012, we wrote off $1.9 million of deferred financing costs related to the redemption of our 6.875% senior notes due 2015 and our prior credit agreement. The annual amortization of deferred financing costs is expected to be, $2.8 million in 2013, $2.8 million in 2014, $2.8 million in 2015, $2.8 million in 2016, and $2.4 million thereafter.

Amortization expense for all other intangibles was approximately $4.0 million, $3.0 million and $2.3 million in 2010, 2011 and 2012, respectively. Based on the carrying value at December 31, 2012, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be $1.5 million in 2013, $1.0 million in 2014, $0.7 million in 2015, $0.4 million in 2016 and $0.4 million thereafter.

Income Taxes

Mobile Mini utilizes the liability method of accounting for income taxes where deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense includes both taxes payable for the period and the change during the period in deferred tax assets and liabilities.

Earnings per Share

The Company's preferred stock, if applicable, participates in distributions of earnings on the same basis as shares of common stock. As such, the Company adopted the accounting guidance for the standards regarding the computation of earnings per share ("EPS") for securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company. Earnings for the period are required to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. Basic net income per share is then calculated by dividing income allocable to common stockholders by the weighted average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period. The Company is not required to present basic and diluted net income per share for securities other than common stock. Accordingly, the following net income per share amounts only pertain to the Company's common stock. The Company calculates diluted net income per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income per share. To the extent the inclusion of preferred stock is anti-dilutive, the Company calculates diluted net income per share under the two-class method. Potential common shares include restricted common stock, which is subject to risk of forfeiture and incremental shares of common stock issuable upon the exercise of stock options and upon the conversion of convertible preferred stock using the treasury stock method.

The following table is a reconciliation of net income and weighted-average shares of common stock outstanding for purposes of calculating basic and EPS for the years ended December 31:

	2010	2011	2012
	(In thousands except per share data)		
Historical net income per share:			
Numerator:			
Net income	$13,245	$30,596	$34,178
Less: Earnings allocable to preferred stock	(2,502)	(966)	—
Net income available to common stockholders	$10,743	$29,630	$34,178
Basic EPS Denominator:			
Common shares outstanding beginning of year	35,063	35,565	44,432
Effect of weighting shares:			
Weighted shares issued during the period ended December 31	133	6,001	225
Denominator for basic net income per share	35,196	41,566	44,657
Diluted EPS Denominator:			
Common shares outstanding beginning of year	35,063	35,565	44,432
Effect of weighting shares:			
Weighted shares issued during the period ended December 31	133	6,001	225
Dilutive effect of stock options and nonvested share-awards during the period ended December 31	442	663	445
Dilutive effect of convertible preferred stock assumed converted during the period ended December 31 (1)	8,191	2,340	—
Denominator for diluted net income per share	43,829	44,569	45,102
Basic earnings per share	$ 0.31	$ 0.71	$ 0.77
Diluted earnings per share	$ 0.30	$ 0.69	$ 0.76

(1) The outstanding convertible preferred stock automatically converted into an aggregate of 8.2 million shares of common stock on April 14, 2011.

Basic weighted average number of common shares outstanding does not include nonvested share-awards that had not vested of 1.2 million, 1.2 million and 0.8 million shares in 2010, 2011 and 2012, respectively.

The following table represents the number of stock options and nonvested share-awards that were issued or outstanding but excluded in calculating diluted EPS because their effect would have been anti-dilutive for the years ended December 31:

	2010	2011	2012
	(In thousands)		
Stock options	1,227	964	1,006
Nonvested share-awards	306	12	228
	1,533	976	1,234

Long Lived Assets

Mobile Mini reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. If this review indicates the carrying value of these assets will not be recoverable, as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time. The Company did not recognize any impairment losses in the years ended December 31, 2011 and 2012.

Goodwill

Purchase prices of acquired businesses have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill. Acquisitions of businesses under asset purchase agreements results in the goodwill relating to business acquisition being deductible for income tax purposes over 15 years even though goodwill is not amortized for financial reporting purposes.

The Company evaluates goodwill periodically to determine whether events or circumstances have occurred that would indicate goodwill might be impaired. The Company originally had assigned its goodwill to each of its three reporting units (North America, the U.K. and The Netherlands). At December 31, 2012, only North America and the U.K. have goodwill subject to impairment testing. The Company performs an annual impairment test on goodwill at December 31. In addition, the Company will perform impairment tests during any reporting period in which events or changes in circumstances indicate that an impairment may have incurred. In assessing the fair value of the reporting units, the Company considers both the market and income approaches. Under the market approach, the fair value of the reporting unit is based on quoted market prices of companies comparable to the reporting unit being valued. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach is dependent on a number of significant management assumptions, including estimated future revenue growth rates, gross margins on sales, operating margins, capital expenditure, tax payments and discount rates. Each approach was given equal weight in arriving at the fair value of the reporting unit. As of December 31, 2012, management assessed qualitative factors and determined it is more likely than not each of the Company's reporting units assigned goodwill had estimated fair values greater than the respective reporting unit's individual net asset carrying values; therefore, the two step impairment test was not required.

If the two step impairment test is necessary, the Company is required to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill. The Company would allocate the fair value of the reporting units to the respective assets and liabilities of each reporting unit as if the reporting units had been

acquired in separate and individual business combinations and the fair value of the reporting units was the price paid to acquire the reporting units. The excess of the fair value of the reporting units over the amounts assigned to their respective assets and liabilities is the implied fair value of goodwill. At December 31, 2012, $451.3 million of the goodwill relates to the North America reporting unit, and $67.0 million relates to the U.K. reporting unit.

The following table shows the activity and balances related to goodwill from January 1, 2011 to December 31, 2012:

	Goodwill (In thousands)
Balance at January 1, 2011 (1)	$510,868
Acquisitions	3,408
Foreign currency (2)	(107)
Adjustments (3)	(251)
Balance at December 31, 2011 (1)	513,918
Acquisitions	1,169
Foreign currency (2)	3,061
Adjustments (4)	160
Balance at December 31, 2012 (1)	$518,308

(1) Includes accumulated amortization of $2.0 million and accumulated impairment of $13.4 million.

(2) Represents foreign currency translation adjustments related to the U.K. reporting unit.

(3) Represents a favorable settlement of an exit cost accrued from the Mobile Storage Group ("MSG") acquisition.

(4) Represents adjustments to the fair values originally assigned to assets and liabilities assumed for the acquired businesses in December 2011.

Fair Value of Financial Instruments

The Company determines the estimated fair value of financial instruments using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in current market exchanges.

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate fair values based on the liquidity of these financial instruments or based on their short-term nature. The carrying amounts of the Company's borrowings under its credit facility, notes payable and capital leases approximate fair value. The fair values of the Company's revolving credit facility, notes payable and capital leases are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the Company's revolving credit facility debt, notes payable and capital leases at December 31, 2011 and 2012 approximated their respective book values and are considered Level 2 in the fair value hierarchy described in Note 2.

The fair value of the Company's $200.0 million aggregate principal amount of 7.875% senior notes due 2020 (the "2020 Notes") and its $150.0 million aggregate principal amount of 6.875% senior notes (the "2015

Notes") are based on the latest sales price of such notes at the end of each period obtained from a third-party institution and is considered Level 2 in the fair value hierarchy described in Note 2, as there is not an active market for such notes. The 2020 Notes and the 2015 Notes are collectively referred to herein as the "Senior Notes".

The carrying value and the fair value of the Company's Senior Notes are as follows:

	December 31, 2011	December 31, 2012
	(In thousands)	
Carrying value	$349,718	$200,000
Fair value	$354,000	$219,000

The $150.0 million aggregate principal amount of outstanding 2015 Notes at December 31, 2011 was fully redeemed in August 2012 and is no longer outstanding. The redemption of these notes resulted in a charge to the Company of $2.8 million for the redemption premiums and the unamortized original issuance discount in addition to $1.2 million for the write-off of deferred financing costs.

Deferred Financing Costs

Included in other assets and intangibles are deferred financing costs of approximately $10.6 million and $13.6 million, net of accumulated amortization of $15.7 million and $14.5 million, at December 31, 2011 and 2012, respectively. Costs of obtaining long-term financing, including the Company's Credit Agreement, are amortized over the term of the related debt, using the straight-line method. Amortizing the deferred financing costs using the straight-line method approximates the effective interest method.

Derivatives

In the normal course of business, the Company's operations are exposed to fluctuations in interest rates. The Company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings.

The Company's primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the Company may enter into interest rate swap agreements that convert its floating rate debt to a fixed-rate, which are typically designated as cash flow hedges. Interest expense on the notional amounts under these agreements is accrued using the fixed rates identified in the swap agreements. At December 31, 2011 and 2012 the Company did not have any interest rate swap agreements.

The following table summarizes information related to the Company's derivatives.

Interest Rate Swap Agreements	Amount of Gain Recognized in Other Comprehensive Income on Derivatives
	(In thousands)
December 31, 2011 (net of income tax expense of $862)	$1,324

Share-Based Compensation

At December 31, 2012, the Company had one active share-based employee compensation plan. There are two expired compensation plans, one of which still has outstanding options subject to exercise or termination. No additional options can be granted under the expired plans. Stock option awards under these plans are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant. Each outstanding option must expire no more than ten years from the date it was granted, unless exercised or forfeited before the expiration date, and are granted with vesting periods ranging from three to four and a half years. The total value of the Company's stock option awards is expensed over the related employee's service period on a straight-line basis, or if subject to performance conditions, then the expense is recognized using the accelerated attribution method.

The Company uses the modified prospective method and does not recognize a deferred tax asset for any excess tax benefit that has not been realized related to stock-based compensation deductions. The Company adopted the with-and-without approach with respect to the ordering of tax benefits realized. In the with-and-without approach, the excess tax benefit related to stock-based compensation deductions will be recognized in additional paid-in capital only if an incremental tax benefit would be realized after considering all other tax benefits presently available to us. Therefore, the Company's net operating loss carryforward will offset current taxable income prior to the recognition of the tax benefit related to stock-based compensation deductions. In 2011 and 2012, there were $0.3 million and $1.3 million, respectively, of excess tax benefits related to stock-based compensation, which were not realized under this approach. Once the Company's net operating loss carryforward is utilized, these aggregate excess tax benefits, totaling $10.1 million, may be recognized in additional paid-in capital.

Foreign Currency Translation and Transactions

For Mobile Mini's non-U.S. operations, the local currency is the functional currency. All assets and liabilities are translated into U.S. dollars at period-end exchange rates and all income statement amounts are translated at the average exchange rate for each month within the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the notes to those statements. Actual results could differ from those estimates. The most significant estimates included within the financial statements are the allowance for doubtful accounts, the estimated useful lives and residual values on the lease fleet and property, plant and equipment, goodwill and other asset impairments and certain accrued liabilities.

Impact of Recently Issued Accounting Standards

Comprehensive Income. In June 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the existing guidance on the presentation of comprehensive income. Under the amended guidance, entities have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders' equity. This amendment was effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company was the first quarter of 2012. The adoption of this amendment resulted in a change to the Company's current presentation of comprehensive income, but did not have any impact on the Company's consolidated financial statements and related disclosures.

Under the amended guidance discussed in the preceding paragraph, an entity is required to present the effect of reclassification adjustments out of accumulated other comprehensive income in both net income and other comprehensive income in the financial statements. In February 2013, the FASB issued an amendment to this provision which deferred the effective date of the presentation requirements for reclassification adjustments of items out of accumulated other comprehensive income. This amendment is effective on a prospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company does not anticipate that the adoption of this amendment will have a material impact on the Company's consolidated financial statements and related disclosures.

Fair Value Measurement. In May 2011, the FASB issued amendments to the existing guidance on fair value measurement. The amendments are intended to create consistency between GAAP and International Financial Reporting Standards on measuring fair value and disclosing information about fair value measurements. The amendments clarify the application of existing fair value measurement requirements, including: (i) the application of the highest and best use valuation premise concepts; (ii) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity; and (iii) quantitative information required for fair value measurements categorized within Level 3. In addition, the amendments require additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. These amendments are effective for interim and annual periods beginning after December 15, 2011, which for the Company is calendar year 2012. These changes are required to be applied prospectively. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements and related disclosures.

(2) Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company adopted the suggested accounting guidance for the three levels of inputs that may be used to measure fair value:

Level 1 - Observable input such as quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

At December 31, 2011 and 2012, the Company did not have any financial instruments required to be recorded at fair value on a recurring basis.

(3) Lease Fleet

Mobile Mini's lease fleet primarily consists of remanufactured, modified and manufactured steel storage containers, steel security offices, steel combination offices and wood mobile offices that are leased to customers under short-term operating lease agreements with varying terms. Depreciation is provided using the straight-line method over the units' estimated useful life, after the date the Company put the unit in service, and are depreciated down to their estimated residual values. The Company's depreciation policy on its steel units uses an estimated useful life of 30 years with an estimated residual value of 55%. Wood mobile office units are depreciated over 20 years down to a 50% residual value. Van trailers, which are a small part of the Company's fleet, are depreciated over seven years to a 20% residual value. Van trailers and other non-core assets are typically only added to the fleet in connection with acquisitions of portable storage businesses. In the opinion of management, estimated residual values do not cause carrying values to exceed net realizable value. The Company continues to evaluate these depreciation policies as more information becomes available from other comparable sources and its own historical experience. The Company's depreciation expense related to its lease fleet for 2010, 2011 and 2012 was $20.8 million, $21.0 million and $21.3 million, respectively. At December 31, 2011 and 2012, all of the Company's lease fleet units were pledged as collateral under the Credit Agreement (as defined herein) (see Note 4). Normal repairs and maintenance to the portable storage containers and mobile office units are expensed as incurred.

Lease fleet at December 31 consisted of the following:

	2011	2012
	(In thousands)	
Steel storage containers	$ 611,679	$ 630,760
Offices	536,723	549,730
Van trailers	3,047	3,011
Other	2,829	3,332
	1,154,278	1,186,833
Accumulated depreciation	(135,536)	(155,244)
Lease fleet, net	$1,018,742	$1,031,589

(4) Lines of Credit

On February 22, 2012, the Company entered into a new $900.0 million ABL Credit Agreement with Deutsche Bank AG New York Branch and other lenders party thereto (the "Credit Agreement"). The Credit Agreement provides for a five-year, revolving credit facility and replaced the Company's $850.0 million credit agreement, dated June 27, 2008, as amended. All amounts outstanding under the Credit Agreement are due on February 22, 2017. The obligations of Mobile Mini and its subsidiary guarantors under the Credit Agreement are secured by a blanket lien on substantially all of its assets.

Amounts borrowed under the Credit Agreement and repaid or prepaid during the term may be reborrowed. Outstanding amounts under the Credit Agreement bear interest at the Company's option at either: (i) LIBOR plus a defined margin, or (ii) the Agent bank's prime rate plus a margin. The initial applicable margins for each type of loan were 2.25% for LIBOR loans and 1.25% for base rate loans for six months after February 22, 2012.

Thereafter, the applicable margin for each type of loan is based on an availability-based pricing grid and ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans at each measurement date. As of December 31, 2012, the applicable margins are 2.00% for LIBOR loans and 1.00% for base rate loans and will be remeasured at the end of the next measurement date, which is within 10 days following the end of each fiscal quarter.

Availability of borrowings under the Credit Agreement is subject to a borrowing base calculation based upon a valuation of the Company's eligible accounts receivable, eligible container fleet (including containers held for sale, work-in-process and raw materials) and machinery and equipment, each multiplied by an applicable advance rate or limit. The lease fleet is appraised at least once annually by a third-party appraisal firm and up to 90% of the net orderly liquidation value, as defined in the Credit Agreement, is included in the borrowing base to determine how much the Company may borrow under the Credit Agreement.

The Credit Agreement provides for U.K. borrowings, which are, at the Company's option, denominated in either Pounds Sterling or Euros, by its U.K. subsidiary based upon a U.K. borrowing base; Canadian borrowings, which are denominated in Canadian dollars, by its Canadian subsidiary based upon a Canadian borrowing base; and U.S. borrowings, which are denominated in U.S. dollars, by the Company based upon a U.S. borrowing base along with any Canadian assets not included in the Canadian subsidiary.

The Credit Agreement also contains customary negative covenants, including covenants that restrict the Company's ability to, among other things: (i) allow certain liens to attach to the Company or its subsidiary assets; (ii) repurchase or pay dividends or make certain other restricted payments on capital stock and certain other securities, prepay certain indebtedness or make acquisitions or other investments subject to Payment Conditions (as defined in the Credit Agreement); and (iii) incur additional indebtedness or engage in certain other types of financing transactions. Payment Conditions allow restricted payments and acquisitions to occur without financial covenants as long as the Company has $225.0 million of pro forma excess borrowing availability under the Credit Agreement. The Company must also comply with specified financial maintenance covenants and affirmative covenants only if the Company falls below $90.0 million of borrowing availability levels with set permitted values for the Debt Ratio and Fixed Charge Coverage Ratio (as defined in the Credit Agreement). The Company was in compliance with the terms of the Credit Agreement as of December 31, 2012 and was above the minimum borrowing availability threshold and therefore not subject to any financial maintenance covenants.

The weighted average interest rate under the lines of credit was approximately 3.7% in 2011 and 2.5% in 2012. The average outstanding balance was approximately $383.5 million and $391.4 million during 2011 and 2012, respectively. In 2012, the Company redeemed $150.0 million of the 2015 Notes by drawing down funds under the Credit Agreement. At December 31, 2012, the Company had approximately $442.4 million of borrowings outstanding and $449.2 million additional borrowing availability under the Credit Agreement, based upon borrowing base calculations as of such date.

(5) Notes Payable

Notes payable at December 31 consisted of the following:

	2011	2012
	(In thousands)	
Notes payable to financial institution, interest at 2.54% payable in fixed monthly installments, matured September 2012, unsecured	$316	$ —
Notes payable to financial institution, interest at 3.6% payable in fixed monthly installments, maturing September 2013, unsecured	—	310
Total	$316	$310

(6) Obligations Under Capital Leases

At December 31, 2011 and 2012, obligations under capital leases for certain forklifts and office related equipment were $1.3 million and $0.6 million, respectively. The lease agreements provide the Company with a purchase option at the end of the lease term. The leases have been capitalized using interest rates ranging from approximately 5.9% to 8.0%. The leases are secured by the equipment under lease. Assets recorded under capital lease obligations totaled approximately $4.1 million as of December 31, 2011 and $2.8 million as of December 31, 2012. Related accumulated amortization totaled approximately $1.6 million as of December 31, 2011 and $1.4 million as of December 31, 2012. The assets acquired under capital leases and related accumulated amortization is included in property, plant and equipment, net, in the Consolidated Balance Sheets. The related amortization is included in depreciation and amortization expense in the Consolidated Statements of Income.

Future minimum capital lease payments at December 31, 2012 are as follows (in thousands):

2013	$424
2014	266
Total	690
Amount representing interest	(48)
Present value of minimum lease payments	$642

(7) Equity and Debt Issuances

On November 23, 2010, the Company issued $200.0 million aggregate principal amount of the 2020 Notes. The 2020 Notes were issued by the Company at an initial offering price of 100% of their face value.

The 2020 Notes have a ten-year term and mature on December 1, 2020. The 2020 Notes bear interest at a rate of 7.875% per year. Interest on the 2020 Notes is payable semiannually in arrears on June 1 and December 1 of each year. The 2020 Notes are senior unsecured obligations of the Company and are unconditionally guaranteed on a senior unsecured basis by all of our domestic subsidiaries.

Senior Notes at December 31 consisted of the following:

	2011	2012
	(In thousands)	
2015 Notes, interest at 6.875%,	$150,000(1)	$ —
2020 Notes, interest at 7.875%	200,000	200,000
	350,000	200,000
Less unamortized discount	(282)	—
Total	$349,718	$200,000

(1) The aggregate principal amount outstanding of the 2015 Notes at December 31, 2011 was redeemed in August 2012.

Future Debt Obligations

The scheduled maturity for debt obligations under Mobile Mini's Credit Agreement, notes payable, obligations under capital leases and Senior Notes for balances outstanding at December 31, 2012 are as follows (in thousands):

2013	$ 699
2014	253
2015	—
2016	—
2017	442,391
Thereafter	200,000
	$643,343

(8) Income Taxes

Income before taxes for the years ended December 31 consisted of the following:

	2010	2011	2012
		(In thousands)	
U.S.	$18,450	$40,948	$44,157
Foreign	3,350	6,108	8,488
	$21,800	$47,056	$52,645

The provision for income taxes for the years ended December 31 consisted of the following:

	2010	2011	2012
		(In thousands)	
Current:			
U.S. Federal	$ —	$ —	$ —
State	871	427	388
Foreign	—	—	—
	871	427	388
Deferred:			
U.S. Federal	5,950	13,894	15,419
State	638	1,517	1,553
Foreign	1,096	622	1,107
	7,684	16,033	18,079
	$8,555	$16,460	$18,467

The components of the net deferred tax liability at December 31 are approximately as follows:

	2011	2012
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 126,582	$ 115,825
Deferred revenue and expenses	9,714	10,240
Accrued compensation and other benefits	1,744	1,695
Allowance for doubtful accounts	797	894
Other	3,867	2,864
Total deferred tax assets	142,704	131,518
Valuation allowance	(1,233)	(1,126)
Net deferred tax assets	141,471	130,392
Deferred tax liabilities:		
Accelerated tax depreciation	(308,754)	(313,595)
Accelerated tax amortization	(8,029)	(10,335)
Other	(3,917)	(4,388)
Total deferred tax liabilities	(320,700)	(328,318)
Net deferred tax liabilities	$(179,229)	$(197,926)

A deferred U.S. tax liability has not been provided on the undistributed earnings of certain foreign subsidiaries because it is Mobile Mini's intent to permanently reinvest such earnings. Undistributed earnings of foreign subsidiaries, which have been, or are intended to be, permanently invested, aggregated approximately $9.3 million and $17.5 million as of December 31, 2011 and 2012, respectively. A net deferred tax liability of approximately $12.5 million and $14.2 million related to the Company's U.K. and The Netherlands operations have been combined with the net deferred tax liabilities of its U.S. operations in the Consolidated Balance Sheets at December 31, 2011 and 2012, respectively.

A reconciliation of the U.S. federal statutory rate to Mobile Mini's effective tax rate for the years ended December 31 is as follows:

	2010	2011	2012
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.5	3.5	3.5
Nondeductible expenses and other	1.4	0.2	1.4
Change in valuation allowance	1.1	—	—
Adjustment of net deferred tax liability for enacted tax rate change	—	(1.8)	(2.1)
Foreign rate differential	(1.8)	(1.9)	(2.7)
	39.2%	35.0%	35.1%

At December 31, 2012, Mobile Mini had U.S. federal net operating loss carryforwards on its federal tax return of approximately $304.8 million, which expire if unused from 2018 to 2031. At December 31, 2012, the Company had net operating loss carryforwards on the various states' tax returns in which it operates totaling $195.5 million, which expire if unused from 2013 to 2031. At December 31, 2011 and 2012, the Company's net operating losses carrying forward for tax return purposes include $8.8 million and $10.1 million of excess tax benefits from employee stock option exercises that are a component of its net operating loss carryforward. Additional paid in capital will be increased by an equivalent amount if and when such excess tax benefits are realized. Management evaluates the ability to realize its deferred tax assets on a quarterly basis and adjusts the amount of its valuation allowance if necessary. Accelerated tax amortization primarily relates to amortization of goodwill for income tax purposes.

Mobile Mini adopted a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company files U.S. federal tax returns, U.S. state tax returns, and foreign tax returns. The Company has identified its U.S. Federal tax return as its "major" tax jurisdiction. For the U.S. Federal return, the Company's tax years for 2009, 2010 and 2011 are subject to tax examination by the U.S. Internal Revenue Service through September 15, 2013, 2014 and 2015, respectively. No reserves for uncertain income tax positions have been recorded. The Company does not anticipate that the total amount of unrecognized tax benefit related to any particular tax position will change significantly within the next 12 months.

In July 2012, the U.K.'s government authorized a further reduction in the corporate income tax rate from the statutory rate of 25%, authorized in 2011 and effective in April 2012, to 23% effective in April 2014. In July 2011, the U.K.'s government reduced the corporate income tax rate from the statutory rate of 27% to 26% for the remainder of 2011 and to 25% beginning April 2012. These rate reductions only affected the Company's U.K. operations and reduced the Company's deferred tax liability in the U.K. by approximately $0.9 million and $1.1 million in 2011 and 2012, respectively. The tax reductions are reflected at the enacted rate in effect at the estimated date such amounts will be payable. The benefit of these rate changes is included in the 2011 and 2012 tax provisions.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. Penalties and associated interest costs, if any, are recorded in leasing, selling and general expenses in its Consolidated Statements of Income.

As a result of stock ownership changes during the years presented, it is possible that the Company has undergone a change in ownership for federal income tax purposes, which can limit the amount of net operating loss currently available as a deduction. Management has determined that even if such an ownership change has occurred, it would not impair the realization of the deferred tax asset resulting from the federal net operating loss carryover.

Mobile Mini paid income taxes of approximately $0.8 million, in each of the years 2010, 2011 and 2012. These amounts are lower than the recorded expense in the years due to net operating loss carryforwards and general business credit utilization.

(9) Transactions with Related Persons

When Mobile Mini was a private company prior to 1994, it leased some of its properties from entities originally controlled by its founder, Richard E. Bunger, and his family members. These related party leases remain in effect. The Company leases a portion of the property comprising its Phoenix, Arizona location and the property comprising its Tucson, Arizona location from entities owned by Steven G. Bunger and his siblings. Steven G. Bunger is Mobile Mini's former President and Chief Executive Officer and had served as its Chairman of the Board since February 2001. Annual lease payments under these leases totaled approximately $202,000, $205,000 and $210,000 in 2010, 2011 and 2012, respectively. The term of each of these leases expire on December 31, 2013. Mobile Mini leases its Rialto, California facility from Mobile Mini Systems, Inc., a corporation wholly owned by Barbara M. Bunger, the mother of Steven G. Bunger. Annual lease payments in 2010, 2011 and 2012 under this lease were approximately $317,000 and $323,000, and $332,000, respectively. The Rialto lease expires on April 1, 2016. Management believes that the rental rates reflect the fair market rental value of these properties. The terms of these related persons lease agreements have been reviewed and approved by the independent directors who comprise a majority of the members of the Company's Board of Directors.

It is Mobile Mini's intention not to enter into any additional related person transactions other than extensions of these lease agreements.

(10) Share-Based Compensation

The Company awarded stock options and nonvested share-awards under the existing share-based compensation plans. The majority of these options and nonvested share-awards vest in equal annual installments over a four to five year period. The total value of these options and nonvested share-awards is expensed on a straight-line basis over the service period of the employees receiving the grants. The "service period" is the time during which the employees receiving grants must remain employees for the shares granted to fully vest.

The Company also grants certain executive officers stock options and nonvested share-awards with vesting subject to performance conditions. Vesting of these grants is dependent upon the respective officers fulfilling the service period requirements as well as the Company achieving certain yearly adjusted EBITDA targets in each of the performance periods (three to four years) after the grant is awarded. EBITDA is defined as net income before interest expense, income taxes, depreciation and amortization and debt restructuring or extinguishment expense, including any write-off of deferred financing costs, and further adjusted for specific transactions, to arrive at adjusted EBITDA. For performance-based grants, the Company is required to assess the probability that such performance conditions will be met. If the likelihood of the performance conditions being met is deemed probable, the Company will recognize the expense using the accelerated attribution method. The accelerated attribution method could result in as much as 50% of the total value of the shares being recognized in the first year of the service period if the future performance-based targets are assessed as probable of being met. In 2010

share-based compensation expense was reduced by $0.4 million to reflect anticipated shortfalls related to nonvested share-awards with vesting subject to performance conditions. There was no adjustment in 2011 or 2012 for share-based compensation expense related to nonvested share-awards with vesting subject to performance conditions.

Share-based payment expense related to the vesting of options and nonvested share-awards was approximately $5.8 million, $5.9 million and $6.6 million for 2010, 2011 and 2021, respectively. As of December 31, 2012, total unrecognized compensation cost related to stock option awards was approximately $2.0 million and the related weighted-average period over which it is expected to be recognized is approximately 2.4 years. As of December 31, 2012, the unrecognized compensation cost related to nonvested share-awards was approximately $12.3 million, which is expected to be recognized over a weighted-average period of approximately 2.9 years.

The cash flows resulting from the tax benefits arising from tax deductions in excess of the compensation cost recognized from the exercise of stock options (excess tax benefits) are classified as financing cash flows. As of December 31, 2012, the Company had no tax benefits arising from tax deductions in excess of the compensation cost recognized because the benefit has not been "realized" given that the Company currently has net operating loss carryforwards and follow the with-and-without approach with respect to the ordering of tax benefits realized.

The following table summarizes the share-based compensation expense and capitalized amounts for the years ending December 31:

	2010	2011	2012
		(In thousands)	
Gross share-based compensation	$6,441	$6,615	$9,798
Capitalized share-based compensation	(149)	(159)	(223)
Share-based compensation expense	$6,292	$6,456	$9,575

The following table summarizes the activities under the Company's stock option plans for the years ended December 31 (share amounts in thousands):

	2010		2011		2012	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,656	$ 17.01	1,618	$17.84	1,394	$18.39
Granted	262	19.76	351	18.17	65	21.13
Canceled/Expired	(140)	(19.17)	(247)	17.46	(309)	11.81
Exercised	(160)	(11.33)	(328)	16.12	(51)	26.61
Options outstanding, end of year	1,618	$ 17.84	1,394	$18.39	1,099	$20.02
Options exercisable, end of year	1,342	$ 17.34	847	$18.16	755	$20.42
Options and awards available for grant, end of year	2,233		1,545		1,361	

A summary of nonvested share-awards activity within the Company's share-based compensation plans and changes is as follows (share amounts in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	1,213	$16.05
Awarded	451	18.19
Released	(341)	17.34
Forfeited	(100)	15.72
Nonvested at December 31, 2010	1,223	$16.51
Awarded	374	17.08
Released	(348)	17.22
Forfeited	(69)	21.24
Nonvested at December 31, 2011	1,180	$16.20
Awarded	261	19.67
Released	(453)	16.05
Forfeited	(145)	16.77
Nonvested at December 31, 2012	843	$17.27

The total fair value of nonvested share-awards vested in 2011 and 2012 were $6.0 million and $7.3 million, respectively.

A summary of stock option activity, as of December 31, 2012, is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding	1,099	$20.02	4.59	$2,321
Vested and expected to vest	1,074	$20.00	4.53	$2,285
Exercisable	755	$20.42	2.63	$1,717

The aggregate intrinsic value of options exercised during the period ended December 31, 2010, 2011 and 2012 was $1.0 million, $0.8 million and $2.7 million, respectively.

The fair value of each stock option award is estimated on the date of the grant using the Black-Scholes option pricing model. The following are the key assumptions used for the period noted:

	2011	2012
Risk-free interest rate	1.0%	0.8%
Expected life of the options (years)	5.0	6.0
Expected stock price volatility	42.0%	41.8%
Expected dividend rate	—	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of short-traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of assumptions including expected stock price volatility. The risk-free interest rate is based on the U.S. Treasury security rate in effect at the time of the grant. The expected life of the options and volatility rates are based on our historical data. We do not anticipate paying a dividend, and therefore no expected dividend yield was used.

The weighted average fair value of stock options granted was $8.23, $6.84 and $8.56 for the period ended December 31, 2010, 2011 and 2012, respectively.

(11) Benefit Plans

Stock Option and Equity Incentive Plans

In August 1994, Mobile Mini's Board of Directors adopted the Mobile Mini, Inc. 1994 Stock Option Plan, which was amended in 1998 (the "1994 Plan") and expired (with respect to granting additional options) in 2003. At December 31, 2012, there were no outstanding options to acquire shares under the 1994 Plan. In August 1999, the Company's Board of Directors approved the Mobile Mini, Inc. 1999 Stock Option Plan (the "1999 Plan"), which expired (with respect to granting additional options) in August 2009. As of December 31, 2012, there were outstanding options to acquire 0.4 million shares under the 1999 Plan. Both plans and amendments were approved by the stockholders at annual meetings. Awards granted under the 1999 Plan may be incentive stock options, which are intended to meet the requirements of Section 422 of the Internal Revenue Code, nonstatutory stock options or shares of restricted stock awards. Incentive stock options may be granted to the Company's officers and other employees. Nonstatutory stock options may be granted to directors and employees, and to non-employee service providers and nonvested share-awards may be made to officers and other employees.

In February 2006, Mobile Mini's Board of Directors approved the 2006 Equity Incentive Plan (the "2006 Plan") that was subsequently approved by the stockholders at the Company's 2006 Annual Meeting. At the Annual Stockholders' Meeting in June 2009, the stockholders approved an amendment to the 2006 Plan to increase the maximum number of shares that could be issued by an additional 3.0 million shares. The 2006 Plan is an "omnibus" stock plan permitting a variety of equity programs designed to provide flexibility in implementing equity and cash awards, including incentive stock options, nonqualified stock options, nonvested share-awards, restricted stock units, stock appreciation rights, performance stock, performance units and other stock-based awards. Participants in the 2006 Plan may be granted any one of the equity awards or any combination of them, as determined by the Board of Directors or the Compensation Committee. The 2006 Plan, as amended, has reserved 4.2 million shares of common stock for issuance. As of December 31, 2012, there were outstanding options to acquire 0.7 million shares under the 2006 Plan.

The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility and to provide incentives to, and to encourage ownership of stock by, Mobile Mini's management and other employees. The Board of Directors believes that stock options and other share-based awards are important to attract and to encourage the continued employment and service of officers and other employees and encourage them to devote their best efforts to the Company's business, thereby advancing the interest of its stockholders.

The option exercise price for all options granted under these plans may not be less than 100% of the fair market value of the common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). The maximum option term is ten years (or five years in the case of an incentive stock option granted to an optionee

beneficially owning more than 10% of the outstanding common stock). Payment for shares purchased under these plans is made in cash. Options may, if permitted by the particular option agreement, be exercised by directing that certificates for the shares purchased be delivered to a licensed broker as agent for the optionee, provided that the broker tenders to Mobile Mini, cash or cash equivalents equal to the option exercise price.

The plans are administered by the Compensation Committee of Mobile Mini's Board of Directors. The Compensation Committee is comprised of independent directors. They determine whether options will be granted, whether options will be incentive stock options, nonstatutory option, restricted stock, or performance stock, which officers, employees and service providers will be granted options, the vesting schedule for options and the number of options to be granted. Each outstanding option must expire no more than ten years from the date it was granted, unless exercised or forfeited before the expiration date, and are granted with vesting periods ranging from 3 to 4.5 years. Each non-employee director serving on the Company's Board of Directors receives an automatic award of shares of Mobile Mini's common stock equivalent to $82,500 based on the closing price of the Company's common stock on August 1 of that year, or the following trading day if August 1 is not a trading day. These awards vest 100% when granted.

The Board of Directors may amend the plans at any time, except that approval by Mobile Mini's stockholders may be required for an amendment that increases the aggregate number of shares which may be issued pursuant to each plan, changes the class of persons eligible to receive incentive stock options, modifies the period within which options may be granted, modifies the period within which options may be exercised or the terms upon which options may be exercised, or increases the material benefits accruing to the participants under each plan. The Board of Directors may terminate or suspend the plans at any time. Unless previously terminated, the 2006 Plan will expire in February 2016. Any option granted under a plan will continue until the option expiration date, notwithstanding earlier termination of the plan under which the option was granted.

In 2005, the Company began awarding nonvested share-awards under the existing share-based compensation plans. These nonvested share-awards vest in equal annual installments on each of the first four or five annual anniversaries of the award date, unless the person to whom the award was made is not then employed by Mobile Mini (or one of its subsidiaries). In 2011, the Company awarded certain of its officers performance based stock options. The Company did not grant performance based shares in 2012. If employment terminates, the shares are forfeited by the former employee.

401(k) and Retirement Plans

In 1995, the Company established a contributory retirement plan in the U.S., the 401(k) Plan, covering eligible employees. The 401(k) Plan is designed to provide tax-deferred retirement benefits to employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

The 401(k) Plan provides that each participant may annually contribute a fixed amount or a percentage of his or her salary, not to exceed the statutory limit. Mobile Mini may make a qualified non-elective contribution in an amount it determines. Under the terms of the 401(k) Plan, Mobile Mini may also make discretionary profit sharing contributions. Profit sharing contributions are allocated among participants based on their annual compensation. Each participant has the right to direct the investment of their funds among certain named plans. Mobile Mini currently contributes 25% of its employees' contributions up to an annual maximum of $1 thousand per employee. The Company has a Registered Retirement Savings Plan regulated by Canadian law, where the Company makes matching contributions to its Canadian employees.

In the U.K., the Company's employees are covered by one of two separate defined contribution programs. The employees become eligible to participate in the programs once any initial employment probationary period is

completed. The plans are designed as retirement benefit programs into that which the Company pays a contribution of either 5% or 7% of the employees' annual salary into the plan. Depending on the plan, employees contribute either 0% or 2.5% of their annual salary into the plan and have the right to make further contributions if they so elect. The participants have the right to direct the investment of their funds among certain named plans. Annual charges are deducted from each employee's fund to cover the administrative costs of these programs.

In The Netherlands, the Company's employees are covered by a defined contribution program. All employees become eligible after one month of employment. The Company contributes between 3.0% and 28.1% of the employees' pensionable salary, depending on the employee's age, and employees contribute 3.0% of their pensionable salary. The administrative costs for this plan are deducted by the administrative agent from the contributions and the investment earnings.

Mobile Mini did not make any contributions to the retirement plan in the U.S. in 2010 or in 2011. The Company resumed making contributions to the U.S. retirement plan in 2012 and changed the contribution methodology related to this plan.

Mobile Mini made contributions to the Canadian and European plans of approximately $0.3 million in both 2010 and 2011 and to the U.S., Canadian and European plans of approximately $0.5 million in 2012. The Company incurred approximately $26,500, $30,600 and $27,500 in 2010, 2011 and 2012, respectively, for administrative costs for these programs.

(12) Commitments and Contingencies

Leases

As discussed more fully in Note 9, Mobile Mini is obligated under four noncancelable operating leases with related parties. The Company also leases its corporate offices and other properties and operating equipment from third parties under noncancelable operating leases. Rent expense under these agreements was approximately $18.0 million, $18.8 million and $20.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, contractual commitments associated with lease obligations are as follows (in thousands):

	Operating Lease Commitments	Restructuring Related Lease Commitments	Restructuring Sub-lease Income	Total
		(In thousands)		
2013	$17,750	$1,681	$ (668)	$18,763
2014	13,967	1,573	(685)	14,855
2015	9,509	713	(178)	10,044
2016	6,684	465	(182)	6,967
2017	4,460	417	(155)	4,722
Thereafter	4,737	332	—	5,069
Total	$57,107	$5,181	$(1,868)	$60,420

Future minimum lease payments under restructured non-cancelable operating leases as of December 31, 2012, are included in accrued liabilities in the Consolidated Balance Sheet. See Note 14 for a further discussion on restructuring related commitments.

Insurance

The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines is necessary or prudent with current operations and historical experience. The majority of these coverages have large deductible programs which allow for potential improved cash flow benefits based on its loss control efforts.

The Company's employee group health insurance program is a self-insured program with individual and aggregate stop loss limits. The insurance provider is responsible for funding all claims in excess of the calculated monthly maximum liability. This calculation is based on a variety of factors including the number of employees enrolled in the plan. This plan allows for some cash flow benefits while guarantying a maximum premium liability. Actual results may vary from estimates based on the Company's actual experience at the end of the plan policy periods based on the carrier's loss predictions and its historical claims data.

The Company's worker's compensation, auto and general liability insurance are purchased under large deductible programs. The Company's current per incident deductibles are: worker's compensation $250,000, auto $500,000 and general liability $100,000. The Company expenses the deductible portion of the individual claims. However, the Company generally does not know the full amount of its exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which it must make an accrual for the deductible expense. The Company makes these accruals based on a combination of the claims development experience of its staff and its insurance companies, and, at year end, the accrual is reviewed and adjusted, in part, based on an independent actuarial review of historical loss data and using certain actuarial assumptions followed in the insurance industry. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, the Company's assumptions will change as its loss experience is developed. All of these factors have the potential for significantly impacting the amounts the Company has previously reserved in respect of anticipated deductible expenses and the Company may be required in the future to increase or decrease amounts previously accrued. Under the Company's various insurance programs, it has collective reserves recorded in accrued liabilities of $5.5 million and $5.1 million at December 31, 2011 and 2012, respectively.

As of December 31, 2012, in connection with the issuance of our insurance policies, Mobile Mini has provided its various insurance carriers approximately $8.4 million in letters of credit.

General Litigation

The Company is a party to routine claims incidental to its business. Most of these routine claims involve alleged damage to customers' property while stored in units leased from Mobile Mini and damage alleged to have occurred during delivery and pick-up of containers. The Company carries insurance to protect it against loss from these types of claims, subject to deductibles under the policy. The Company does not believe that any of these incidental claims, individually or in the aggregate, is likely to have a material adverse effect on its business or results of operations.

(13) Acquisitions

The Company enters new markets in one of three ways: (i) a new branch start-up, (ii) through acquiring a business consisting of the portable storage assets and related leases of other companies, or (iii) by establishing greenfield operational yards which are new start-up locations that do not have all the overhead associated with a fully-staffed new branch start-up. An acquisition generally provides the Company with cash flow which enables the Company to immediately cover the overhead cost at a new branch. On occasion, the Company also purchases

portable storage businesses in areas where the Company has existing small branches either as part of multi-market acquisitions or in order to increase the Company's operating margins at those branches.

In the first quarter of 2012, Mobile Mini acquired the portable storage assets and assumed certain liabilities of a business based in Calgary, Canada, which became part of its Calgary branch. This acquisition was effected pursuant to an asset purchase agreement.

The accompanying consolidated financial statements include the operations of the acquired business from the date of acquisition and were immaterial to the Company's financial position in the aggregate. The acquisition was accounted for as a purchase of the business with the acquired assets and assumed liabilities recorded at their estimated fair values at the date of acquisition. The aggregate purchase price of the assets and operations acquired was $3.6 million.

The fair value of the assets acquired and liabilities assumed has been allocated in the aggregate as follows at December 31, 2012 (in thousands):

Tangible assets	$2,245
Intangible assets:	
Customer lists	112
Non-compete agreements	25
Goodwill	1,169
Other	12
Total purchase price	$3,563

The purchase price for the acquisition has been allocated to the assets and liabilities assumed based upon estimated fair values as of the acquisition date and are subject to adjustment when additional information concerning asset and liability valuations is finalized. The Company does not believe any adjustments to the preliminary estimated fair values will have any material impact on the Company's consolidated results of the operations or financial position.

(14) Integration, Merger and Restructuring Costs

In 2008, the Company completed the acquisition of MSG which became a wholly-owned subsidiary of Mobile Mini, Inc. In connection with the acquisition of MSG, the Company recorded accruals for costs to be incurred to exit overlapping MSG lease properties, property shut down costs, costs of MSG's severance agreements, costs for asset verification and for damaged assets. As a result of the acquisition, the Company leveraged the combined fleet and restructured the manufacturing operations and reduced overhead and capital expenditures for the lease fleet. In connection with these activities, the Company recorded costs for severance agreements and recorded impairment charges to write down certain assets previously used in conjunction with the manufacturing operations and inventories.

In addition, the Company has undergone other restructuring actions to align its business operations, including the shutdown of its recent consumer initiative program. The 2012 restructuring expense also includes $5.1 million in expenses related to a transitioning plan, whereby the Company's President and Chief Executive Officer concluded his leadership in these positions and as a member of Board of Directors, effective December 23, 2012.

The following table details accrued integration, merger and restructuring obligations (included in accrued liabilities in the Consolidated Balance Sheets) and related activity for the years ended December 31, 2010, 2011 and 2012:

	Severance and Benefits	Lease Abandonment Costs	Acquisition Integration	Total
		(In thousands)		
Accrued obligations as of December 31, 2009	$ 465	$ 5,742	$ 3	$ 6,210
Integration, merger and restructuring expense	2,214	—	1,800	4,014
Cash paid	(2,679)	(1,935)	(1,803)	(6,417)
Accrued obligations as of December 31, 2010	—	3,807	—	3,807
Integration, merger and restructuring expense	992	—	369	1,361
Cash paid	(992)	(1,678)	(369)	(3,039)
Accrued obligations as of December 31, 2011	—	2,129	—	2,129
Integration, merger and restructuring expense	5,986	1,007	140	7,133
Cash paid	(3,442)	(1,566)	(140)	(5,148)
Accrued obligations as of December 31, 2012	$ 2,544	$ 1,570	$ —	$ 4,114

The $2.4 million of accrued obligations remaining at December 31, 2012, which relate to the transitioning plan discussed above, will be paid out in 2013. All other accrued obligations are expected to be paid out through the year 2014.

The following amounts are included in integration, merger and restructuring expense for the year ended December 31:

	2010	2011	2012
		(In thousands)	
Severance and benefits	$2,214	$ 992	$5,986
Lease abandonment costs	—	—	1,007
Acquisition integration	1,800	369	140
Integration, merger and restructuring expenses	$4,014	$1,361	$7,133

(15) Segment Reporting

The Company has operations in North America, the U. K. and The Netherlands. The Company's operating segments are similarly defined geographically. Discrete financial data on each of the Company's products is not available and it would be impractical to collect and maintain financial data in such a manner. Financial results of the three operating segments are aggregated into two reportable segments, North America and Europe, based on quantitative thresholds. All of the Company's branches operate in their local currency and, although the Company is exposed to foreign exchange rate fluctuation in other foreign markets where the Company leases and sells its products, the Company does not believe such exposure will have a significant impact on its results of operations.

In managing the Company's business, management focuses on growing leasing revenues, particularly in existing markets where it can take advantage of the operating leverage inherent in its business model, EBITDA and consolidated EPS.

The following tables set forth certain information regarding each of the Company's segments for the years ended December 31:

	2010	2011	2012
		(In thousands)	
Revenues:			
North America:			
Leasing	$246,678	$259,825	$278,330
Sales	28,005	37,841	33,845
Other	2,217	2,434	1,901
Total North America (1)	276,900	300,100	314,076
Europe:			
Leasing	47,913	55,924	62,467
Sales	5,151	5,001	4,436
Other	350	289	280
Total Europe	53,414	61,214	67,183
Total Revenue	$330,314	$361,314	$381,259
Depreciation and amortization:			
North America	$ 29,075	$ 28,606	$ 28,359
Europe	6,611	7,059	7,828
Total depreciation and amortization	$ 35,686	$ 35,665	$ 36,187
Operating income:			
North America	$ 82,353	$ 85,121	$ 82,825
Europe	7,100	9,476	11,864
Total operating income	$ 89,453	$ 94,597	$ 94,689
Interest expense:			
North America	$ 54,011	$ 44,237	$ 35,423
Europe	2,085	1,963	1,916
Total interest expense	$ 56,096	$ 46,200	$ 37,339
Income tax provision:			
North America	$ 7,232	$ 15,504	$ 17,234
Europe	1,323	956	1,233
Total income tax provision	$ 8,555	$ 16,460	$ 18,467

(1) Includes revenues in the United States of $273.7 million, $296.6 million and $307.1 million for the fiscal years 2010, 2011 and 2012, respectively.

The tables below represent the Company's long-lived assets which consist of lease fleet and property, plant and equipment.

Long-lived assets:

	2010	2011	2012
		(In thousands)	
North America(1)	$ 973,953	$ 953,251	$ 947,074
Europe	135,181	145,366	165,337
Total long-lived assets	$1,109,134	$1,098,617	$1,112,411

(1) Includes long-lived assets of $959.9 million, $936.5 million and $928.2 million in the United States for the fiscal years 2010, 2011 and 2012, respectively.

(16) Selected Consolidated Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited selected consolidated financial information for each of the four quarters in the years ended December 31, 2011 and 2012. In management's opinion, this unaudited consolidated quarterly selected information has been prepared on the same basis as the audited consolidated financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation when read in conjunction with the Consolidated Financial Statements and notes. The Company believes these comparisons of consolidated quarterly selected financial data are not necessarily indicative of future performance.

Quarterly EPS may not total to the fiscal year EPS due to the weighted average number of shares outstanding at the end of each period reported and rounding. The selected financial data below has been revised to reflect the corrections of immaterial errors in previously reported financial results. See Note 1 for detailed discussion. The effects of the corrections of these immaterial errors are provided in summarized format below.

	For the Three Months ended March 31, 2011			For the Three Months ended June 30, 2011,		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
	(In thousands except per share data)			(In thousands except per share data)		
Leasing	$72,679	$(78)	$72,601	$78,422	$(1,451)	$76,971
Total revenues	82,859	(78)	82,781	90,523	(1,451)	89,072
Leasing, selling and general expenses	47,088	(28)	47,060	49,628	(516)	49,112
Total costs and expenses	62,107	(28)	62,079	65,982	(516)	65,466
Income from operations	20,752	(50)	20,702	24,541	(935)	23,606
Income before provision for income taxes	6,718	(50)	6,668	12,763	(935)	11,828
Provision for income taxes	2,567	(13)	2,554	4,821	(354)	4,467
Net income	4,151	(37)	4,114	7,942	(581)	7,361
Earnings allocable to preferred stockholders	(777)	7	(770)	(193)	(3)	(196)
Net income available to common stockholders	3,374	(30)	3,344	7,749	(584)	7,165
Earnings per share:						
Basic	$ 0.09	$ —	$ 0.09	$ 0.18	$ (0.01)	$ 0.17
Diluted	$ 0.09	$ —	$ 0.09	$ 0.18	$ (0.01)	$ 0.17

	For the Three Months ended September 30, 2011			For the Three Months ended December 31, 2011,		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
	(In thousands except per share data)			(In thousands except per share data)		
Leasing	$ 82,635	$(1,132)	$ 81,503	$ 85,127	$(454)	$ 84,673
Total revenues	95,141	(1,132)	94,009	95,905	(454)	95,451
Leasing, selling and general expenses	53,551	(56)	53,495	52,969	(16)	52,953
Total costs and expenses	70,387	(56)	70,331	68,856	(16)	68,840
Income from operations	24,754	(1,076)	23,678	27,049	(438)	26,611
Interest expense	(10,983)	—	(10,983)	(10,883)	142	(10,741)
Income before provision for income taxes	13,771	(1,076)	12,695	16,161	(296)	15,865
Provision for income taxes	4,040	(403)	3,637	6,121	(319)	5,802
Net income	9,731	(673)	9,058	10,040	23	10,063
Earnings per share:						
Basic	$ 0.22	$ (0.01)	$ 0.21	$ 0.23	$ —	$ 0.23
Diluted	$ 0.22	$ (0.02)	$ 0.20	$ 0.23	$ —	$ 0.23

	For the Three Months ended March 31, 2012			For the Three Months ended June 30, 2012,		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
	(In thousands except per share data)			(In thousands except per share data)		
Leasing	$77,617	$ 827	$78,444	$82,854	$ (930)	$81,924
Total revenues	87,923	827	88,750	94,150	(930)	93,220
Leasing, selling and general expenses	53,714	(127)	53,587	55,574	(197)	55,377
Total costs and expenses	69,122	(127)	68,995	71,552	(197)	71,355
Income from operations	18,801	954	19,755	22,598	(733)	21,865
Income before provision for income taxes	7,491	954	8,445	12,415	(733)	11,682
Provision for income taxes	2,860	375	3,235	4,645	(275)	4,370
Net income	4,631	579	5,210	7,770	(458)	7,312
Earnings per share:						
Basic	$ 0.10	$0.02	$ 0.12	$ 0.17	$(0.01)	$ 0.16
Diluted	$ 0.10	$0.02	$ 0.12	$ 0.17	$(0.01)	$ 0.16

	For the Three Months ended September 30, 2012			For the Three Months ended December 31, 2012
	As Previously Reported	Adjustment	As Revised	Actual
	(In thousands except per share data)			(In thousands except per share data)
Leasing	$ 90,666	$(1,877)	$88,789	$ 91,640
Total revenues	100,879	(1,877)	99,002	100,287
Leasing, selling and general expenses	56,753	(775)	55,978	54,716
Total costs and expenses	72,567	(775)	71,792	74,428
Income from operations	28,312	(1,102)	27,210	25,859
Income before provision for income taxes	15,496	(1,102)	14,394	18,124
Provision for income taxes	4,413	(417)	3,996	6,866
Net income	11,083	(685)	10,398	11,258
Earnings per share:				
Basic	$ 0.25	$ (0.02)	$ 0.23	$ 0.25
Diluted	$ 0.25	$ (0.02)	$ 0.23	$ 0.25

(17) Condensed Consolidating Financial Information

The following tables reflect the condensed consolidating financial information of the Company's subsidiary guarantors of the Senior Notes and its non-guarantor subsidiaries. Separate financial statements of the subsidiary guarantors are not presented because the guarantee by each 100% owned subsidiary guarantor is full and unconditional, joint and several, subject to customer exceptions, and management has determined that such information is not material to investors. The condensed consolidating financial data below has been revised to reflect the corrections of immaterial errors in previously reported financial results. See Note 1 for a detailed discussion. On December 31, 2012, the assets and liabilities of our Toronto, Canada branch, which was part of the U.S. guarantor Company, were transferred to our Canadian subsidiary, Mobile Mini Canada ULC, which is a non-guarantor subsidiary of the Senior Notes.

MOBILE MINI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MOBILE MINI, INC.

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
ASSETS				
Cash	$ 1,444	$ 1,416	$ —	$ 2,860
Receivables, net	33, 938	13,164	—	47,102
Inventories	19,051	1,801	(49)	20,803
Lease fleet, net	874,491	144,251	—	1,018,742
Property, plant and equipment, net	62,045	17,830	—	79,875
Deposits and prepaid expenses	6,098	1,240	—	7,338
Other assets and intangibles, net	14,146	2,716	—	16,862
Goodwill	445,165	68,753	—	513, 918
Intercompany	129,173	19,949	(149,122)	—
Total assets	$1,585,551	$271,120	$(149,171)	$1,707,500
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accounts payable	$ 9,992	$ 9,492	$ —	$ 19,484
Accrued liabilities	53,647	4,754	—	58,401
Lines of credit	307,200	37,949	—	345,149
Notes payable	316	—	—	316
Obligations under capital leases	1,289	—	—	1,289
Senior Notes, net of discount	349,718	—	—	349,718
Deferred income taxes	167,277	12,708	(756)	179,229
Intercompany	23	4,528	(4,551)	—
Total liabilities	889,462	69,431	(5,307)	953,586
Commitments and contingencies				
Stockholders' equity:				
Common stock	478	18,434	(18,434)	478
Additional paid-in capital	508,936	126,137	(126,137)	508,936
Retained earnings	225,975	82,922	707	309,604
Accumulated other comprehensive income (loss)	—	(25,804)	—	(25,804)
Treasury stock, at cost	(39,300)	—	—	(39,300)
Total stockholders' equity	696,089	201,689	(143,864)	753,914
Total liabilities and stockholders' equity	$1,585,551	$271,120	$(149,171)	$1,707,500

MOBILE MINI, INC.

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2012

	Guarantors	Non-Guarantors	Eliminations	Consolidated
	(In thousands)			
ASSETS				
Cash	$ 1,009	$ 928	$ —	$ 1,937
Receivables, net	34,708	15,936	—	50,644
Inventories	17,263	2,320	(49)	19,534
Lease fleet, net	867,295	164,294	—	1,031,589
Property, plant and equipment, net	60,904	19,918	—	80,822
Deposits and prepaid expenses	5,296	1,562	—	6,858
Other assets and intangibles, net	15,874	1,994	—	17,868
Goodwill	445,138	73,170	—	518,308
Intercompany	140,958	27,383	(168,341)	—
Total assets	$1,588,445	$307,505	$(168,390)	$1,727,560
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accounts payable	$ 10,331	$ 7,956	$ —	$ 18,287
Accrued liabilities	52,854	5,631	—	58,485
Lines of credit	395,613	46,778	—	442,391
Notes payable	310	—	—	310
Obligations under capital leases	642	—	—	642
Senior Notes, net of discount	200,000	—	—	200,000
Deferred income taxes	184,430	14,345	(849)	197,926
Intercompany	7,515	(2,594)	(4,921)	—
Total liabilities	851,695	72,116	(5,770)	918,041
Commitments and contingencies				
Stockholders' equity:				
Common stock	482	18,434	(18,434)	482
Additional paid-in capital	522,372	144,985	(144,985)	522,372
Retained earnings	253,196	89,787	799	343,782
Accumulated other comprehensive income (loss)	—	(17,817)	—	(17,817)
Treasury stock, at cost	(39,300)	—	—	(39,300)
Total stockholders' equity	736,750	235,389	(162,620)	809,519
Total liabilities and stockholders' equity	$1,588,445	$307,505	$(168,390)	$1,727,560

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Revenues:				
Leasing	$243,684	$ 50,907	$ —	$294,591
Sales	27,807	5,349	—	33,156
Other	2,212	355	—	2,567
Total revenues	273,703	56,611	—	330,314
Costs and expenses:				
Cost of sales	18,169	3,828	—	21,997
Leasing, selling and general expenses	140,695	38,469	—	179,164
Integration, merger and restructuring expenses	3,995	19	—	4,014
Depreciation and amortization	28,728	6,958	—	35,686
Total costs and expenses	191,587	49,274	—	240,861
Income from operations	82,116	7,337	—	89,453
Other income (expense):				
Interest income	811	1	(811)	1
Interest expense	(53,341)	(3,566)	811	(56,096)
Dividend income	847	—	(847)	—
Intercompany debt waiver	(98,442)	98,442	—	—
Debt restructuring expense	(11,024)	—	—	(11,024)
Deferred financing costs write-off	(525)	—	—	(525)
Foreign currency exchange	—	(9)	—	(9)
(Loss) income before provision for income taxes	(79,558)	102,205	(847)	21,800
Provision for income taxes	7,546	1,100	(91)	8,555
Net (loss) income	$(87,104)	$101,105	$(756)	$ 13,245

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Net (loss) income	$(87,104)	$101,105	$(756)	$13,245
Other comprehensive income:				
Fair value change in derivatives, net of income tax expense of $2,291	3,623	—	—	3,623
Foreign currency translation adjustment, net of income tax benefit of $126	—	(4,025)	—	(4,025)
Other comprehensive income (loss)	3,623	(4,025)	—	(402)
Comprehensive (loss) income	$(83,481)	$ 97,080	$(756)	$12,843

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Revenues:				
Leasing	$256,584	$59,165	$ —	$315,749
Sales	37,632	5,516	(306)	42,842
Other	2,408	315	—	2,723
Total revenues	296,624	64,996	(306)	361,314
Costs and expenses:				
Cost of sales	23,335	4,041	(306)	27,070
Leasing, selling and general expenses	159,315	43,306	—	202,621
Integration, merger and restructuring expenses	1,060	301	—	1,361
Depreciation and amortization	28,240	7,425	—	35,665
Total costs and expenses	211,950	55,073	(306)	266,717
Income from operations	84,674	9,923	—	94,597
Other income (expense):				
Interest income	517	—	(517)	—
Interest expense	(43,675)	(3,041)	516	(46,200)
Dividend income	881	—	(881)	—
Debt restructuring expense	(1,334)	—	—	(1,334)
Foreign currency exchange	—	(7)	—	(7)
Income before provision for income taxes	41,063	6,875	(882)	47,056
Provision for income taxes	15,703	817	(60)	16,460
Net income	$ 25,360	$ 6,058	$(822)	$ 30,596

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Net income	$25,360	$6,058	$(822)	$30,596
Other comprehensive income:				
Fair value change in derivatives, net of income tax expense of $862	1,324	—	—	1,324
Foreign currency translation adjustment, net of income tax benefit of $56	—	(832)	—	(832)
Other comprehensive income (loss)	1,324	(832)	—	492
Comprehensive income	$26,684	$5,226	$(822)	$31,088

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2012

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Revenues:				
Leasing	$272,498	$68,299	$	$340,797
Sales	32,794	5,487	—	38,281
Other	1,871	310	—	2,181
Total revenues	307,163	74,096	—	381,259
Costs and expenses:				
Cost of sales	19,836	3,756	—	23,592
Leasing, selling and general expenses	170,252	49,406	—	219,658
Integration, merger and restructuring expenses	6,755	378	—	7,133
Depreciation and amortization	27,784	8,403	—	36,187
Total costs and expenses	224,627	61,943	—	286,570
Income from operations	82,536	12,153		94,689
Other income (expense):				
Interest income	591	—	(590)	1
Interest expense	(34,624)	(3,306)	591	(37,339)
Dividend income	865	—	(865)	—
Debt restructuring expense	(2,812)	—	—	(2,812)
Deferred financing costs write-off	(1,889)	—	—	(1,889)
Foreign currency exchange	—	(5)	—	(5)
Income before provision for income taxes	44,667	8,842	(864)	52,645
Provision for income taxes	17,448	1,111	(92)	18,467
Net income	$ 27,219	$ 7,731	$(772)	$ 34,178

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2012

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Net income	$27,219	$ 7,731	$(772)	$34,178
Other comprehensive income:				
Foreign currency translation adjustment, net of income tax expense of $64	—	7,987	—	7,987
Other comprehensive income	—	7,987	—	7,987
Comprehensive income	$27,219	$15,718	$(772)	$42,165

MOBILE MINI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2010

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Cash Flows From Operating Activities:				
Net (loss) income	$ (87,104)	$101,105	$ (756)	$ 13,245
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:				
Debt restructuring expense	11,024	—	—	11,024
Deferred financing costs write-off	525	—	—	525
Provision for doubtful accounts	1,351	541	—	1,892
Amortization of deferred financing costs	3,640	53	—	3,693
Amortization of debt issuance discount	673	—	—	673
Amortization of long-term liabilities	216	56	—	272
Share-based compensation expense	5,723	569	—	6,292
Depreciation and amortization	28,728	6,958	—	35,686
Gain on sale of lease fleet units	(8,994)	(1,051)	—	(10,045)
Loss on disposal of property, plant and equipment	25	9	—	34
Deferred income taxes	6,612	1,099	9	7,720
Foreign currency loss	—	9	—	9
Changes in certain assets and liabilities:				
Receivables	(3,610)	(359)	—	(3,969)
Inventories	2,174	332	—	2,506
Deposits and prepaid expenses	1,205	281	—	1,486
Other assets and intangibles	(62)	(138)	—	(200)
Accounts payable	58	(758)	—	(700)
Accrued liabilities	(9,249)	(89)	—	(9,338)
Intercompany	34,513	(13,713)	(20,800)	—
Net cash (used in) provided by operating activities	(12,552)	94,904	(21,547)	60,805
Cash Flows From Investing Activities:				
Additions to lease fleet	(7,160)	(7,943)	—	(15,103)
Proceeds from sale of lease fleet units	25,495	3,365	—	28,860
Additions to property, plant and equipment	(6,667)	(1,888)	—	(8,555)
Proceeds from sale of property, plant and equipment	68	81	—	149
Net cash provided by (used in) investing activities	11,736	(6,385)	—	5,351
Cash Flows From Financing Activities:				
Net repayments under lines of credit	(7,917)	(66,423)	(2,433)	(76,773)
Proceeds from issuance of 7.875% senior notes due 2020	200,000	—	—	200,000
Redemption of 9.75% senior notes due 2014	(176,578)	—	—	(176,578)
Redemption premiums of 9.75% senior notes due 2014	(8,955)	—	—	(8,955)
Deferred financing costs	(4,964)	—	—	(4,964)
Proceeds from issuance of notes payable	466	—	—	466
Principal payments on notes payable	(1,276)	(27)	—	(1,303)
Principal payments on capital lease obligations	(1,484)	(1)	—	(1,485)
Issuance of common stock	1,861	—	—	1,861
Intercompany	—	(860)	860	—
Net cash provided by (used in) financing activities	1,153	(67,311)	(1,573)	(67,731)
Effect of exchange rate changes on cash	—	(21,651)	23,120	1,469
Net increase (decrease) in cash	337	(443)	—	(106)
Cash at beginning of year	446	1,294	—	1,740
Cash at end of year	$ 783	$ 851	$ —	$ 1,634

MOBILE MINI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2011

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Cash Flows From Operating Activities:				
Net income	$ 25,360	$ 6,058	$(822)	$ 30,596
Adjustments to reconcile net income to net cash provided by operating activities:				
Debt restructuring expense	1,334	—	—	1,334
Provision for doubtful accounts	2,018	634	—	2,652
Amortization of deferred financing costs	4,022	53	—	4,075
Amortization of debt issuance discount	86	—	—	86
Amortization of long-term liabilities	213	17	—	230
Share-based compensation expense	5,949	507	—	6,456
Depreciation and amortization	28,240	7,425	—	35,665
Gain on sale of lease fleet units	(12,680)	(1,120)	—	(13,800)
Loss on disposal of property, plant and equipment	52	39	—	91
Deferred income taxes	15,294	816	(43)	16,067
Foreign currency loss	—	7	—	7
Changes in certain assets and liabilities, net of effect of businesses acquired:				
Receivables	(4,986)	(1,814)	—	(6,800)
Inventories	(1,286)	44	—	(1,242)
Deposits and prepaid expenses	1,160	(93)	—	1,067
Other assets and intangibles	(4,079)	4,046	—	(33)
Accounts payable	1,454	5,561	—	7,015
Accrued liabilities	1,282	221	—	1,503
Intercompany	5,316	(5,202)	(114)	—
Net cash provided by operating activities	68,749	17,199	(979)	84,969
Cash Flows From Investing Activities:				
Cash paid for businesses acquired	(7,783)	—	—	(7,783)
Additions to lease fleet, excluding acquisitions	(13,811)	(16,013)	—	(29,824)
Proceeds from sale of lease fleet units	32,268	3,933	—	36,201
Additions to property, plant and equipment	(8,495)	(3,003)	—	(11,498)
Proceeds from sale of property, plant and equipment	95	22	—	117
Net cash provided by (used in) investing activities	2,274	(15,061)	—	(12,787)
Cash Flows From Financing Activities:				
Net repayments under lines of credit	(51,032)	(701)	—	(51,733)
Redemption of 9.75% senior notes due 2014	(22,272)	—	—	(22,272)
Redemption premiums of 9.75% senior notes due 2014	(1,086)	—	—	(1,086)
Proceeds from issuance of notes payable	394	—	—	394
Principal payments on notes payable	(367)	—	—	(367)
Principal payments on capital lease obligations	(1,288)	—	—	(1,288)
Issuance of common stock	5,289	—	—	5,289
Intercompany	—	(887)	887	—
Net cash used in financing activities	(70,362)	(1,588)	887	(71,063)
Effect of exchange rate changes on cash	—	15	92	107
Net increase in cash	661	565	—	1,226
Cash at beginning of year	783	851	—	1,634
Cash at end of year	$ 1,444	$ 1,416	$ —	$ 2,860

MOBILE MINI, INC.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2012

	Guarantors	Non-Guarantors	Eliminations	Consolidated
		(In thousands)		
Cash Flows From Operating Activities:				
Net income	$ 27,219	$ 7,731	$ (772)	$ 34,178
Adjustments to reconcile net income to net cash provided by operating activities:				
Debt restructuring expense	2,812	—	—	2,812
Deferred financing costs	1,889	—	—	1,889
Provision for doubtful accounts	1,618	561	—	2,179
Amortization of deferred financing costs	3,144	73	—	3,217
Amortization of debt issuance discount	49	—	—	49
Amortization of long-term liabilities	156	11	—	167
Share-based compensation expense	9,003	572	—	9,575
Depreciation and amortization	27,784	8,403	—	36,187
Gain on sale of lease fleet units	(10,430)	(1,351)	—	(11,781)
Gain on disposal of property, plant and equipment	(87)	(43)	—	(130)
Deferred income taxes	17,074	1,111	(78)	18,107
Foreign currency loss	—	5	—	5
Changes in certain assets and liabilities, net of effect of business acquired:				
Receivables	(2,369)	(2,709)	—	(5,078)
Inventories	1,787	(435)	—	1,352
Deposits and prepaid expenses	807	(270)	—	537
Other assets and intangibles	(10,125)	9,964	—	(161)
Accounts payable	338	(2,222)	—	(1,884)
Accrued liabilities	(983)	712	—	(271)
Intercompany	9,850	(9,809)	(41)	—
Net cash provided by operating activities	79,536	12,304	(891)	90,949
Cash Flows From Investing Activities:				
Cash paid for business acquired	(3,563)	—	—	(3,563)
Additions to lease fleet, excluding acquisitions	(24,967)	(18,967)	—	(43,934)
Proceeds from sale of lease fleet units	25,310	4,048	—	29,358
Additions to property, plant and equipment	(8,229)	(4,512)	—	(12,741)
Proceeds from sale of property, plant and equipment	1,025	472	—	1,497
Net cash used in investing activities	(10,424)	(18,959)	—	(29,383)
Cash Flows From Financing Activities:				
Net borrowings under lines of credit	88,414	6,914	1,914	97,242
Redemption of 6.875% senior notes due 2015	(150,000)	—	—	(150,000)
Redemption premiums of 6.875% senior notes due 2015	(2,579)	—	—	(2,579)
Deferred financing costs	(8,075)	—	—	(8,075)
Proceeds from issuance of notes payable	398	—	—	398
Principal payments on notes payable	(403)	—	—	(403)
Principal payments on capital lease obligations	(947)	—	—	(947)
Issuance of common stock	3,645	—	—	3,645
Intercompany	—	(869)	869	—
Net cash (used in) provided by financing activities	(69,547)	6,045	2,783	(60,719)
Effect of exchange rate changes on cash	—	122	(1,892)	(1,770)
Net decrease in cash	(435)	(488)	—	(923)
Cash at beginning of year	1,444	1,416	—	2,860
Cash at end of year	$ 1,009	$ 928	$ —	$ 1,937

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

There were no disagreements with accountants on accounting and financial disclosure matters during the periods reported herein.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Controls and Procedures

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Interim Co-Chief Executive Officers and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, our Interim Co-Chief Executive Officers and our Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures, were effective such that the information relating to the Company required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to the Company's management, including our Interim Co-Chief Executive Officers and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Mobile Mini, Inc.

We have audited Mobile Mini, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Mobile Mini, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mobile Mini, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mobile Mini, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Mobile Mini, Inc. and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 1, 2013

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Interim Co-Principal Executive Officers and Principal Financial Officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our Interim Co-Principal Executive Officers and Principal Financial Officer concluded that there has not been any change in our internal control over financial reporting during that quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

Executive Officers of Mobile Mini, Inc.

Set forth below is information respecting the name, age and position with Mobile Mini of our 2012 executive officers. Information with respect to our directors and the nomination process is incorporated herein by reference to information included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, to be filed with the SEC no later than 120 days following our fiscal year end (the "2013 Proxy Statement").

In October 2012, the Board of Directors of Mobile Mini and Steven G. Bunger announced a transition of leadership of the Company. Mr. Bunger stepped down as a member of the Board and as President and Chief Executive Officer of the Company effective as of December 23, 2012. Mr. Bunger had served as our Chief Executive Officer, President and a director since April 1997, and as our Chairman of the Board since February 2001. Frederick G. McNamee, III and Lawrence Trachtenberg were appointed by the Board of Directors as Interim Co-Chief Executive Officers effective December 23, 2012. Our lead director, Michael L. Watts, assumed the role of Chairman of the Board effective December 23, 2012.

Frederick G. McNamee, III has served as a director of the Board since June 2008 and is the Chairman of the Company's Nominating and Corporate Governance Committee. He has been a principal of Quadrus Consulting, a consulting practice primarily focused in the manufacturing operations and strategic planning domains, since 2000. From 1994 to 1998, he served as the Chairman, President and Chief Executive Officer of Continental Circuits Corporation, which manufactured complex, multi-layer circuit boards used in electronic equipment intended for the computer, communications, instrumentation and industrial controls industries. Following the acquisition of Continental Circuits by Hadco Corporation in 1998, he served as Hadco's Interim Chief Technology Officer and Senior Vice President in charge of operations in Malaysia and Phoenix, Arizona. Mr. McNamee received his B.S. in Industrial Engineering from Purdue University in 1979. Age 55.

Lawrence Trachtenberg has served as a director of the Board since 1995. He previously served as the Company's Executive Vice President, Chief Financial Officer, General Counsel, Secretary and Treasurer. He retired from the General Counsel and Secretary positions in June 2008 and the Chief Financial Officer and Treasurer positions in November 2008. He retired from being an Executive Vice President on December 31, 2008 and continued to serve the Company thereafter as a non-officer employee until February 28, 2012. Mr. Trachtenberg received his J.D. from Harvard Law School in 1981 and his B.A. in Accounting/Economics from Queens College of the City University of New York in 1977. Age 56.

Mark E. Funk has served as our Executive Vice President and Chief Financial Officer since November 2008. Prior to joining us, he was with Deutsche Bank Securities Inc. from September 1988 to November 2008,

most recently as Managing Director in its Structured Debt Group, where he had worked on numerous high profile transactions. During his tenure at Deutsche Bank, Mr. Funk worked in their New York, London, Chicago and Los Angeles offices. Prior to joining Deutsche Bank, Mr. Funk passed the certified public accountant examination and was a senior auditor with KPMG. Mr. Funk earned a Bachelor of Science in Business Administration from California State University Long Beach and an MBA from University of California, Los Angeles. Age 50.

Jody E. Miller has served as our Executive Vice President and Chief Operating Officer since January 2009. Mr. Miller joined us in June 2008 as Senior Vice President, Southeastern Division from Mobile Storage Group. He had been a Regional Vice President-Southeast Region and North Region since March 2004 with Mobile Storage Group. Prior to that he had served as Regional Vice President of Rental Service Corporation, working there from October 1988 to February 2004. Mr. Miller graduated from Central Missouri State University with a degree in construction engineering. He has worked in the equipment leasing and portable storage industry for 22 years. Age 45.

Kyle G. Blackwell joined Mobile Mini in 1989 and has served in numerous capacities, currently as our Senior Vice President, Eastern Division, since 2002 and as our Vice President, Operations from 1999 to 2000. He also served as a Regional Manager from 1995 to 1999 and was engaged with the start-up of our Texas locations. Age 49.

Ronald Halchishak joined Mobile Mini after the combination with Mobile Storage Group in June 2008 as our Senior Vice President and Managing Director-Europe. He had been a Managing Director of Ravenstock MSG since July 2007. Prior to that, from June 2003 to January 2007, he served as the Vice President of the Mid-Atlantic for Nations Rent. From June 1991 to March 2001, Mr. Halchishak was Division President at Rental Service Corporation. He graduated from Humboldt State University with a B.A. in political science and psychology. Age 65.

Jon D. Keating has served as our Senior Vice President, Operations since January 2008. He joined Mobile Mini in 1996 and also served as Vice President, Manufacturing from April 2005 to December 2007, a Regional Manager from March of 2000 to April 2005 and from November of 1996 to March of 2000 as Branch Manager at our Phoenix sales branch. Age 43.

Deborah K. Keeley has served as our Senior Vice President and Chief Accounting Officer since November 2005. From September 2005 to November 2005, she served as Senior Vice President. From June 2005 to September 2005, she served as Senior Vice President and Controller. From August 1996 to June 2005 she served as Vice President and Controller and from August 1995 as Controller. Prior to joining us, she was Corporate Accounting Manager for Evans Withycombe Residential, an apartment developer, for six years. Ms. Keeley has an Associate's degree in Computer Science and received her Bachelor's degree in Accounting from Arizona State University. Age 48.

Ronald E. Marshall has served as our Senior Vice President, Central Division since October of 2003. From June of 1999 to September of 2003 he was a Regional Manager for three of our regions beginning with the Colorado/Utah and ending with the California/Arizona market. He was our Director-Acquisitions from February of 1998 to May of 1999. He joined Mobile Mini, Inc. in February of 1997 as Branch Manager of Tucson, Arizona. Prior to joining us, he was the General Manager of Pearce Distributing, a beverage distributorship in Phoenix, Arizona. Age 62.

Christopher J. Miner has served as Senior Vice President and General Counsel since December 2008. He joined Mobile Mini in June 2008 as Vice President and General Counsel. He was previously a partner at DLA Piper from 2007 to 2008 and advised numerous corporate and financial institution clients on merger, acquisition and capital markets transactions. Prior to that, he was a partner at Squire, Sanders & Dempsey, which he joined in 2004. He was an attorney in New York and Europe with Davis Polk & Wardwell from 1999 to 2004 where he

specialized in corporate and securities law. Mr. Miner received a B.A. and a J.D. from Brigham Young University. Age 41.

Information regarding our audit committee and our audit committee financial experts is incorporated herein by reference to information included in the 2013 Proxy Statement.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to information included in the 2013 Proxy Statement.

We have adopted a Code of Business Conduct and Ethics that applies to our employees generally, and a Supplemental Code of Ethics applicable to our Chief Financial Officer and Senior Financial Officers in compliance with applicable rules of the SEC that applies to our principal executive officer, our principal financial officer, and our principal accounting officer or controller, or persons performing similar functions. A copy of these Codes is available free of charge on the "Investors" section of our Web site at *www.mobilemini.com.* We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Supplemental Code of Ethics by posting such information on our Web site at the address and location specified above.

ITEM 11. *EXECUTIVE COMPENSATION.*

Information with respect to executive compensation is incorporated herein by reference to information included in the 2013 Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

Equity Compensation Plan Information

We maintain the 1994 Stock Option Plan (the "1994 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2006 Equity Incentive Plan (the "2006 Plan"), pursuant to which we may grant equity awards to eligible persons. The 1994 Plan expired in 2003 and no additional options may be granted thereunder and there are no outstanding options subject to exercise at the end of 2012 pursuant thereto. The 1999 Plan expired in 2009 and no additional options may be granted thereunder and outstanding options continue to be subject to the terms of the 1999 Plan until their exercise or termination. The following table summarizes our equity compensation plan information as of December 31, 2012. Information is included for both equity compensation plans approved by our stockholders and equity plans not approved by our stockholders.

Plan Category	Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a) (c)
	(In thousands)		(In thousands)
Equity compensation plans approved by Mobile Mini stockholders(1)	1,099	$20.02	1,361
Equity compensation plans not approved by Mobile Mini stockholders	0	0	0
Totals	1,099	$20.02	1,361

(1) Of these shares, options to purchase 0.4 million shares were outstanding under the 1999 Plan and options to purchase 0.7 million shares were outstanding under the 2006 Plan.

On December 31, 2012, the closing price of Mobile Mini's common stock as reported by The NASDAQ Stock Market was $20.85.

The information set forth in our 2013 Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information set forth in our 2013 Proxy Statement under the caption "Related Person Transactions" and information relating to director independence is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information set forth in our 2013 Proxy Statement under the caption "Audit Committee Disclosure" is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a) Financial Statements:

(1) The financial statements required to be included in this Annual Report are included in Item 8 of this Annual Report.

(2) The following financial statement schedule for the years ended December 31, 2010, 2011 and 2012 is filed with our Annual Report on Form 10-K for fiscal year ended December 31, 2012.

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 22, 2008, among Mobile Mini, Inc., Cactus Merger Sub, Inc., MSG WC Holdings Corp., and Welsh, Carson, Anderson & Stowe X, L.P. (Incorporated by reference to Exhibit 2.1 to the Registrant's Report on Form 8-K filed on February 28, 2008).
3.1	Amended and Restated Certificate of Incorporation of Mobile Mini, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1997).
3.2	Certificate of Amendment, dated July 20, 2000, to the Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit 3.1A to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000).
3.3	Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock of Mobile Mini, Inc., dated December 17, 1999. (Incorporated by reference to Exhibit A to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed on December 13, 1999).
3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Mobile Mini, Inc., dated June 26, 2008. (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 8-K filed on July 1, 2008).
3.5	Certificate of Designation of Mobile Mini, Inc. Series A Convertible Redeemable Participating Preferred Stock, dated June 27, 2008. (Incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 8-K filed on July 1, 2008).
3.6	Amended and Restated By-laws of Mobile Mini, Inc., as amended and restated through May 2, 2007. (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2007).
4.1	Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2003).
4.2	Rights Agreement, dated as of December 9, 1999, between Mobile Mini, Inc. and Norwest Bank Minnesota, NA, as Rights Agent. (Incorporated by reference to the Registrant's Registration Statement on Form 8-A filed on December 13, 1999).
4.3	Indenture dated as of May 7, 2007 among the Registrant, Law Debenture Trust Company of New York, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent and Registrar. ((Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 filed on June 26, 2007) (the Mobile Mini Indenture)).

Exhibit Number	Description
4.4	Supplemental Indenture, dated as of June 27, 2008, among Mobile Mini, Inc., Mobile Storage Group, Inc., A Better Mobile Storage Company, Mobile Storage Group (Texas), LP, the guarantors party to the Mobile Mini Indenture and Law Debenture Trust Company of New York, as trustee. (Incorporated by reference to Exhibit 4.3 to the Registrant's Report on Form 8-K filed on July 1, 2008).
4.5	Indenture, dated as of August 1, 2006, by and among Mobile Services Group, Inc., Mobile Storage Group, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, N.A., as trustee. ((Incorporated by reference to Exhibit 4.1 to Mobile Storage Group, Inc.'s Form S-4 filed on September 18, 2007) (the MSG Indenture)).
4.6	Supplemental Indenture, dated as of June 27, 2008, among Mobile Mini, Inc., Mobile Mini of Ohio, LLC, Mobile Mini, LLC, Mobile, LLC, Mobile Mini I, Inc., A Royal Wolf Portable Storage, Inc., Temporary Mobile Storage, Inc., Delivery Design Systems, Inc., Mobile Mini Texas Limited Partnership, LLP, Mobile Storage Group, Inc., the guarantors party to the MSG Indenture and Wells Fargo Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed on July 1, 2008).
4.7	Indenture, dated as of November 23, 2010, among the Registrant, the Guarantor parties thereto, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent. (Incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed on November 29, 2010).
4.8	Second Supplemental Indenture, dated as of November 22, 2010, among the Registrant, the Guarantor parties thereto and Wells Fargo Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.2 to the Registrant's Report on Form 8-K filed on November 29, 2010).
10.1	Mobile Mini, Inc. Amended and Restated 1994 Stock Option Plan. (Incorporated by reference to Exhibit 10.3 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1997).
10.2	Mobile Mini, Inc. Amended and Restated 1999 Stock Option Plan (as amended through March 25, 2003). (Incorporated by reference to Appendix B of the Registrant's Definitive Proxy Statement for its 2003 annual meeting of shareholders, filed on April 11, 2003 under cover of Schedule 14A).
10.3	Form of Stock Option Grant Agreement. (Incorporated by reference to Exhibit 10.2.1 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2004).
10.4	Mobile Mini, Inc. 2006 Equity Incentive Plan. (Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement for its 2009 annual meeting of shareholders filed on April 30, 2009 under cover of Schedule 14A).
10.5	Amended and Restated Employment Agreement dated as of May 28, 2008 by and between Mobile Mini, Inc. and Steven G. Bunger. (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K dated June 2, 2008).
10.6	2009 Amendment to Amended and Restated Employment Agreement effective as of January 1, 2009 by and between Mobile Mini, Inc. and Steven G. Bunger. (Incorporated by reference to Exhibit 10.8 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2009).
10.7	Employment Agreement dated as of September 30, 2008 by and between Mobile Mini, Inc. and Lawrence Trachtenberg. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed on September 30, 2008).

Exhibit Number	Description
10.8	Employment Agreement dated as of October 15, 2008 by and between Mobile Mini, Inc. and Mark E. Funk. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed on October 17, 2008).
10.9	2009 Amendment to Amended and Restated Employment Agreement effective as of January 1, 2009 by and between Mobile Mini, Inc. and Mark E. Funk. (Incorporated by reference to Exhibit 10.11 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2009).
10.10*	2012 Amendment to Employment Agreement effective December 21, 2012 by and between Mobile Mini, Inc. and Mark E. Funk.
10.11	Employment Agreement dated as of December 18, 2008 by and between Mobile Mini, Inc. and Jody Miller. (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K filed on December 23, 2008).
10.12	2009 Amendment to Amended and Restated Employment Agreement effective as of January 1, 2009 by and between Mobile Mini, Inc. and Jody Miller. (Incorporated by reference to Exhibit 10.13 of the Registrant's Report on Form 10-K for the fiscal year ended December 31, 2009).
10.13	Employment Agreement dated as of December 22, 2009 by and between Mobile Mini, Inc. and Christopher J. Miner. (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K filed on December 24, 2009).
10.14*	Amendment No. 1 to Employment Agreement effective December 21, 2012 by and between Mobile Mini, Inc. and Christopher J. Miner.
10.15	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers. (Incorporated by reference to Exhibit 10.20 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2004).
10.16	Escrow Agreement dated as of June 27, 2008, between Mobile Mini, Welsh, Carson, Anderson & Stowe X, L.P. and Wells Fargo Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed on July 1, 2008).
10.17	Stockholders Agreement dated as of June 27, 2008, between Mobile Mini and the certain stockholders. (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 8-K filed on July 1, 2008).
10.18	Registration Rights Agreement, dated as of November 23, 2010, among the Registrant, the Guarantor parties thereto, and the Initial Purchasers. (Incorporated by reference to Exhibit 4.2 to the Registrant's Report on Form 8-K filed on November 29, 2010).
10.19	Employment Agreement, dated as of July 5, 2011, by and between Mobile Mini, Inc. and Deborah Keeley. (Incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 8-K filed on July 7, 2011).
10.20	ABL Credit Agreement, dated February 22, 2012, between Mobile Mini, Deutsche Bank AG New York Branch and other lenders party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed on February 28, 2012).
10.21+	Schedules to the ABL Credit Agreement, dated February 22, 2012, between Mobile Mini, Deutsche Bank AG New York Branch and other Lenders party thereto, (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2012).

Exhibit Number	Description
10.22	Separation Agreement and General Release of All Claims by and between Mobile Mini, Inc. and Steven G. Bunger, (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed on October 2, 2012).
21*	Subsidiaries of Mobile Mini, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Independent Valuation Firm.
31.1*	Certification of Chief Executive Officer pursuant to Item 601(b)(31) of Regulation S-K.
31.2*	Certification of Chief Financial Officer pursuant to Item 601(b)(31) of Regulation S-K.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Item 601(b)(32) of Regulation S-K.
101.INS***	XBRL Instance Document.
101.SCH***	XBRL Taxonomy Extension Schema Document.
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

*** Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement, prospectus or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

\+ Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This exhibit has been filed separately with the Secretary of the SEC without the redaction pursuant to Confidential Treatment Request under Rule 406 of the Securities Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE MINI, INC.

Date: March 1, 2013 By: /s/ Frederick G. McNamee, III
Frederick G. McNamee, III
Interim Co-Chief Executive Officer

Date: March 1, 2013 By: /s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Interim Co-Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Funk his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, and fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 1, 2013 By: /s/ Frederick G. McNamee, III
Frederick G. McNamee, III
Interim Co-Chief Executive Officer and Director
(Interim Co-Principal Executive Officer)

Date: March 1, 2013 By: /s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Interim Co-Chief Executive Officer and Director
(Interim Co-Principal Executive Officer)

Date: March 1, 2013 By: /s/ Mark E. Funk
Mark E. Funk
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: March 1, 2013 By: /s/ Deborah K. Keeley
Deborah K. Keeley
Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

Date: March 1, 2013	By:	/s/ Michael L. Watts Michael L. Watts Chairman of the Board and Director
Date: March 1, 2013	By:	/s/ James J. Martell James J. Martell, Director
Date: March 1, 2013	By:	/s/ Jeffrey S. Goble Jeffrey S. Goble, Director
Date: March 1, 2013	By:	/s/ Stephen A McConnell Stephen A McConnell, Director
Date: March 1, 2013	By:	/s/ Sanjay Swani Sanjay Swani, Director

SCHEDULE II

MOBILE MINI, INC.
VALUATION AND QUALIFYING ACCOUNTS

	For the Years Ended December 31,		
	2010	2011	2012
	(In thousands)		
Allowance for doubtful accounts:			
Balance at beginning of year	$ 3,715	$ 2,424	$ 2,536
Provision charged to expense	1,892	2,652	2,179
Write-offs	(3,183)	(2,540)	(2,040)
Balance at end of year	$ 2,424	$ 2,536	$ 2,675

INDEX TO EXHIBITS FILED HEREWITH

Exhibit Number	Description
10.10	2012 Amendment to Employment Agreement effective December 21, 2012 by and between Mobile Mini, Inc. and Mark E. Funk.
10.14	Amendment No.1 to Employment Agreement effective December 21, 2012 by and between Mobile Mini, Inc. and Christopher J. Miner.
21	Subsidiaries of Mobile Mini, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Valuation Firm.
31.1	Certification of Chief Executive Officer pursuant to Item 601(b)(31) of Regulation S-K.
31.2	Certification of Chief Financial Officer pursuant to Item 601(b)(31) of Regulation S-K.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Item 601(b)(32) of Regulation S-K.



Free Cash Flow GAAP Reconciliation

Free cash flow is defined as net cash provided by operating activities, less net cash used in investing activities, excluding acquisitions. Free cash flow is a non-GAAP financial measure and is not intended to replace net cash provided by operating activities, the most directly comparable GAAP financial measure. We present free cash flow because we believe it provides useful information regarding our liquidity and ability to meet our short-term obligations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, debt service obligations and strategic acquisitions.

The table below provides a reconciliation between net cash provided by operating activities and free cash flow:

	Years Ended December 31,				
	2008	2009	2010	2011	2012
Net cash provided by operating activities	$ 98.5	$ 86.8	$ 60.8	$ 85.0	$ 90.9
Additions to lease fleet, excluding acquisitions	(76.6)	(21.5)	(15.1)	(29.8)	(43.9)
Proceeds from sale of lease fleet units	28.3	33.4	28.9	36.2	29.4
Additions to property, plant and equipment	(16.8)	(10.3)	(8.5)	(11.5)	(12.7)
Proceeds from sale of property, plant and equipment	0.5	1.3	0.1	0.1	1.4
Net capital (expenditures) proceeds	(64.6)	2.9	5.4	(5.0)	(25.8)
Free cash flow	$ 33.9	$ 89.7	$ 66.2	$ 80.0	$ 65.1

Corporate Information

Directors and Officers

Board of Directors

Erik Olsson
President & Chief Executive Officer

Jeffrey S. Goble
President & CEO - Providien, LLC
A supplier of contract manufacturing services to the medical device and biotech industries

James J. Martell
Chairman – Express-1 Expedited Solutions
A transportation services organization

Stephen A McConnell
President – Solano Ventures
A private capital investment company

Frederick G. McNamee, III
Principal – Quadrus Consulting
A strategy and technology operations consulting company

Sanjay Swani
General Partner – Welsh, Carson, Anderson & Stowe
A private equity firm

Lawrence Trachtenberg
Private Investor

Michael L. Watts
Chairman – Mobile Mini
Executive Chairman – Sunstate Equipment Co., LLC
A construction equipment rental company

Senior Management

Mark E. Funk
Executive Vice President & Chief Financial Officer

Phillip H. Hobson
Executive Vice President Operations

Kyle G. Blackwell
Senior Vice President – East Division

Ronald Halchishak
Senior Vice President & Managing Director - European Division

Jon D. Keating
Senior Vice President – Operations

Deborah K. Keeley
Senior Vice President & Chief Accounting Officer

Ronald E. Marshall
Senior Vice President – West Division

Christopher J. Miner
Senior Vice President & General Counsel

Ronald J. Belmont
Chief Information Officer

Scott V. Buller
Vice President – National Accounts

Lynn M. Courville
Vice President – Human Resources

Gilbert P. Gomez
Vice President – Strategic Planning

C. Jason L'Odense
Vice President – Information Technology

Paul D. Widner
Vice President – Sales Development

Kenneth D. Zientek
Vice President – National Sales Center

Shareholder Information

Investor Relations
The Equity Group
800 Third Avenue, 36th Floor
New York, New York 10022-7604
Telephone: 212-371-8660
Fax: 212-421-1278

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 N. Concord Exchange Street
South St. Paul, Minnesota 55075-1139

Independent Registered Public Accounting Firm
KPMG LLP
60 East Rio Salado Parkway
Suite 800
Tempe, Arizona 85281-9125

Independent Counsel
DLA Piper LLP (US)
2525 East Camelback Road
Suite 1000
Phoenix, Arizona 85016-4232

Corporate Office
7420 South Kyrene Road
Suite 101
Tempe, Arizona 85283-4578
Telephone: 480-894-6311
Fax: 480-894-6433

Recent press releases, quarterly reports and additional information about Mobile Mini, Inc. can be obtained by visiting www.mobilemini.com



mobile mini®

7420 South Kyrene Road
Suite 101
Tempe, Arizona 85283
Phone: 480-894-6311
www.mobilemini.com


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